Form 10-K, Exhibit 13
period 1995-05-31
PAYCHEX INC
filed 1995-08-18
CIK 723531

EXHIBIT 13: PORTIONS OF THE ANNUAL REPORT TO SHAREHOLDERS FOR THE FISCAL YEAR ENDED MAY 31, 1995

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SECURITY HOLDER MATTERS.
--------------------------------------------------------------------------

The Company's common stock is traded in the over-the-counter market and quoted on the NASDAQ National Market System under the symbol "PAYX". The following is the high and low prices and dividends per share as adjusted for three-for-two stock splits in August, 1993 and May, 1995.

Year Ended May 31         1995          1995             1994           1994
                      Market Price    Dividends      Market Price    Dividends
                        Per Share     Per Share        Per Share     Per Share
                      ------------    ---------      ------------    ---------
                    High     Low                   High      Low

1st Quarter         $23      $19        $.04       $22      $17 1/8    $.03
2nd Quarter          26 1/8   21 5/8     .06        25 1/8   20 1/2     .04
3rd Quarter          28       23 1/8     .06        27       21 3/8     .04
4th Quarter          32 1/2   26 3/8     .06        26 1/8   21 1/8     .04

As of June 30, 1995, there were 2,490 stockholders of record of the Company's common stock. The level of future dividends is necessarily dependent on the Company's future earnings and cash flow.

SELECTED FINANCIAL DATA.
------------------------

The following table presents Selected Financial Data on the operations and financial condition of the Company. Dollars are in thousands, except per share amounts. Per share amounts and average shares outstanding have been adjusted for three-for-two stock splits in May, 1992, August 1993 and May, 1995.

Operating Data              1995       1994       1993       1992       1991
--------------              ----       ----       ----       ----       ----
Revenue                 $267,176      $224,052   $190,032   $161,272   $137,081
Operating costs           78,611        68,082     60,715     53,243     49,982
Selling, general & adminis-
  trative expenses       137,554       119,187    102,660     89,301     73,816
Operating income          51,011        36,783     26,657     18,728     13,283
 Percent of revenue         19.0          16.4       14.0       11.6        9.7
Investment income net of
  interest expense         3,362         2,203      1,370        819        765
Income before income
  taxes                   54,373        38,986     28,027     19,547     14,048
 Percent of revenue         20.3          17.4       14.7       12.1       10.3
Net income                39,040        28,070     19,955     13,702      9,623
 Percent of revenue         14.6          12.5       10.5        8.5        7.0

Financial Position - End of Year
--------------------------------

Working capital         $ 97,558      $ 68,031   $ 46,389   $ 27,884   $ 19,221
Total assets             168,437       129,789    106,920     86,242     70,413
Long-term debt (including
  current portion)           728           948      1,634      2,024      2,408
Stockholders' equity     139,932       108,508     85,189     67,405     54,491

Common Stock Data
-----------------

Net income per share         .87           .63        .45        .31        .22
Cash dividends per share     .22           .15        .10        .07        .06
Average shares outstanding
  (in thousands)          44,926        44,789     44,595     44,279     44,064

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
---------------------------------------------------------------
RESULTS OF OPERATIONS
---------------------

Results of Operations
---------------------
The Company achieved another record year of revenue with a 19% increase over 1994. This compares to an 18% increase in 1994 versus 1993. Growth of clients utilizing the basic payroll service, the tax filing and payment feature (Taxpay) and improved interest rates on Taxpay investments were the major factors for the revenue increase in 1995. The Company provides payroll services for over 208,000 clients. More than 50% currently use the Taxpay service, as compared to approximately 43% and 35% in 1994 and 1993, respectively.

Solid revenue gains were also achieved for the add-on payroll services of Electronic Salary Deposit and Check Signing and Inserting. In addition, revenue from the Human Resource Services Division increased more than 50% over the previous year as more clients utilized the personnel services and employee benefit products offered. During 1995, the Division introduced a 401(k) recordkeeping service which is now available in all Paychex branches.

Total company revenue is expected to continue to increase throughout the next fiscal year as a result of client base growth, modest price increase, and the continued acceptance of ancillary services.

Operating costs in 1995 decreased to 29% of revenue, from 30% and 32% in 1994 and 1993, respectively. During the current year, the Company continued its trend of more efficient processing and better cost controls. As a percentage of revenue, 1995 and 1994 expenses for processing wages, equipment maintenance charges, depreciation and delivery decreased when compared to their respective prior years. The Company anticipates fiscal 1996 operating costs, as a percentage of revenue, to remain relatively consistent with 1995.

Selling general and administrative expenses were 51% of revenue in 1995, down from 53% and 54% in 1994 and 1993, respectively. Decreased expenses in the current year resulted from lower general and administrative payroll and other costs, as a percentage of revenue. For the next fiscal year, selling, general and administrative expenses are expected to be slightly lower as a percentage of revenue.

The effective tax rate for 1995 and 1994 was 28% as compared to 29% in 1993. The lower 1994 rate was generally due to the increase of tax exempt interest income as a percentage of pretax income. In 1994, the 28% rate included a 1% increase in the Federal statutory rate. This 1994 increase was more than offset by lower State income taxes and a reduction in expenses due to the adoption of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The effective tax rate for next year is expected to be consistent with the current year's rate and may be modestly impacted as the level of tax exempt interest income increases.

Effective June 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company determines the appropriate classification of investments at the time of purchase and reviews this designation as of each balance sheet date. For the current year, the Company classified investments as available-for-sale. As such, investments are stated at fair market value, with unrealized gain and losses, net of tax, included in retained earnings. The adoption of the statement did not have a significant effect on stockholder's equity.

Also effective June 1, 1994, the Company adopted Statement of Financial Accounting Standard No. 107, "Fair Value Disclosures About Financial Instruments". In accordance with the Statement, the Company has included additional disclosure of the fair value of financial instruments in footnotes A and B of the financial statements.

On March 20, 1995, the Company announced it signed an agreement to merge with Pay-Fone Systems, Inc., in a business combination accounted for as a pooling of interests. Upon consummation of the merger on June 15, 1995, the stockholders of Pay-Fone Systems, Inc. received approximately 357,000 shares of Paychex common stock. The merger will not have a significant impact of the Company's 1996 financial position and results of operations.

Liquidity and Capital Resources
-------------------------------
Net cash provided by operating activities totaled $48,147,000 in 1995 as compared to $33,950,000 and $29,298,000 in 1994 and 1993, respectively.
The increase was primarily due to record 1995 net income of $39,040,000, representing a 39% increase over 1994.

Net cash used in investing activities increased in 1995 when compared to 1994 and 1993 as a higher level of investment purchases continued to result from growth in the Company's cash provided by operations. Net cash used in investing activities decreased in 1994 when compared to 1993 resulting from a lower level of investment purchases and the sale of fixed income securities at favorable gains.

Expenditures for 1995 property and equipment acquisitions were 12,355,000, which increased modestly from 1994 spending of $11,583,000. The majority of the increase in 1994 over 1993 capital expenditures of $8,710,000 resulted from the purchase of laser printing equipment and office furniture and fixtures. Capital expenditures in 1996 are expected to range between $17,000,000 and $20,000,000. Increased capital spending in 1996 will result primarily from the installation of data processing, networking, and telecommunication equipment in branch offices. This spending will enhance the service provided to clients and promote processing efficiencies.

The quarterly cash dividend payment was increased during the second quarter of 1995 to $.06 per share. This resulted in an annual dividend payment of $.22 per share as compared to $.15 in 1994 and $.10 in 1993. On April 13, 1995, the Company declared a three-for-two stock split on outstanding shares distributed on May 25, 1995.

Projected cash flows are expected to be adequate to support normal business operations, planned capital expenditures and dividend payments. Furthermore, the Company has $200,000,000 of unsecured bank lines of credit available for its use. As of May 31, 1995, there were no outstanding borrowings under these lines of credit.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
--------------------------------------------


REPORT OF INDEPENDENT AUDITORS, ERNST & YOUNG LLP



Board of Directors
Paychex, Inc.

We have audited the accompanying consolidated balance sheets of Paychex, Inc. and subsidiary as of May 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paychex, Inc. and subsidiary at May 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Notes B and E to the financial statements, the Company changed its method of accounting for income taxes in fiscal year 1994 and for investments in fiscal year 1995.


Syracuse, New York                           /s/ERNST & YOUNG LLP
June 30, 1995

CONSOLIDATED STATEMENTS OF INCOME

PAYCHEX, INC. AND SUBSIDIARY

                                             Year Ended May 31
                                             -----------------
                                     1995             1994               1993
                                     ----             ----               ----
                                            (in thousands, except per
                                                share amounts)
Revenue                            $267,176         $224,052         $190,032
Operating costs                      78,611           68,082           60,715
Selling, general and
  administrative expenses           137,554          119,187          102,660
                                   --------         --------         --------
    OPERATING INCOME                 51,011           36,783           26,657

Other income (expense)
  Investment income                   3,534            2,310            1,486
  Interest expense                     (172)            (107)            (116)
                                   --------         --------         --------
        INCOME BEFORE INCOME TAXES   54,373           38,986           28,027

        INCOME TAXES                 15,333           10,916            8,072

        NET INCOME                 $ 39,040         $ 28,070         $ 19,955
                                   ========         ========         ========

        NET INCOME PER SHARE       $    .87         $    .63         $    .45
                                   ========         ========         ========

        CASH DIVIDENDS PER SHARE   $    .22         $    .15         $    .10
                                   ========         ========         ========



Weighted average shares
  outstanding                        44,926           44,789           44,595
                                   ========          ========          =======


See notes to financial statements.

CONSOLIDATED BALANCE SHEETS

PAYCHEX, INC. AND SUBSIDIARY

                                                       May 31
                                                       ------
                                               1995               1994
                                               ----               ----
                                                  (in thousands)
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                   $ 12,942         $ 14,605
  Investments                                   70,753           40,991
  Interest Receivable                            6,699            4,867
  Trade accounts receivable                     30,772           22,812
  Prepaid expenses and other current assets      1,743            2,291
  Deferred income taxes                          1,310            1,435
                                              --------         --------
       TOTAL CURRENT ASSETS                    124,219           87,001

PROPERTY AND EQUIPMENT
  Land and improvements                          2,779            2,718
  Buildings                                     21,304           21,183
  Data processing equipment                     33,980           42,818
  Furniture, fixtures and equipment             29,135           25,199
  Leasehold improvements                         1,528            1,070
                                              --------         --------
                                                88,726           92,988

  Less allowance for depreciation and
    amortization                                45,019           50,572
                                              --------         --------
       NET PROPERTY AND EQUIPMENT               43,707           42,416

OTHER ASSETS                                       511              372
                                              --------         --------

       TOTAL ASSETS                           $168,437         $129,789
                                              ========         ========


                                                          May 31
                                                          ------
                                                 1995                   1994
                                                 ----                   ----
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Trade accounts payable                     $ 3,519                $  3,487
  Accrued compensation and related items      13,162                   9,585
  Accrued income taxes                           682                     -0-
  Other accrued expenses                       6,116                   2,906
  Deferred revenue                             2,977                   2,772
  Current portion of long-term debt              205                     220
                                             -------                --------
       TOTAL CURRENT LIABILITIES              26,661                  18,970


OTHER LIABILITIES
  Long-term debt                                 523                     728
  Unamortized lease incentives                   557                     885
  Deferred income taxes                          764                     698
                                             -------                --------
       TOTAL LIABILITIES                      28,505                  21,281

STOCKHOLDERS' EQUITY
  Common Stock, $.01 par value, authorized
    50,000,000 shares:
      Issued 45,031,716 in 1995
        and 29,907,406 in 1994                    450                    299
  Additional capital                           17,727                 15,778
  Retained earnings                           121,755                 92,431
                                             --------               --------
       TOTAL STOCKHOLDERS' EQUITY             139,932                108,508

       TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY                $168,437               $129,789
                                             ========               ========

See notes to financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
PAYCHEX, INC. AND SUBSIDIARY

                                              Common Stock      Additional  Retained
(in thousands)                           Shares Issued  Amount   Capital    Earnings  Total
                                         ---------------------  ----------  --------  -----

Balance at May 31, 1992                         19,766     198   11,756      55,451   67,405
Exercise of stock options                          102       1    1,288                1,289
Tax benefit from stock option
  transactions                                                      902                  902
Dividends paid                                                               (4,362)  (4,362)
Net income                                                                   19,955   19,955
                                                ------   -----  -------     ------- --------
Balance at May 31, 1993                         19,868     199   13,946      71,044   85,189
Exercise of stock options                          100       1      758                  759
Tax benefit from stock option
  transactions                                                    1,074                1,074
Shares issued in connection
  with three-for-two stock
  split                                          9,939      99                 (111)     (12)
Dividends paid                                                               (6,572)  (6,572)
Net income                                                                   28,070   28,070
                                                ------   -----  -------     ------- --------
Balance at May 31, 1994                         29,907   $ 299  $15,778     $92,431 $108,508
Exercise of stock options                          116       1    1,261                1,262
Tax benefit from stock option                                       688                  688
  transactions
Shares issued in connection
  with three-for-two stock
  split                                         15,009     150                 (168)    ( 18)

Adjustment to the beginning balance
  of investments to recognize the
  net unrealized holding loss on
  available-for-sale securities
  (FAS115), net of income taxes
  of $140                                                                      (206)    (206)
Adjustment to unrealized loss
  on investments, net of
  income taxes of $372                                                          546      546
Dividends paid                                                               (9,888)  (9,888)
Net income                                                                   39,040   38,040
                                                ------   ------ ------      -------   ------
Balance at May 31, 1995                         45,032    $450  $17,727    $121,755 $139,932
                                                ======    ====  =======    ======== ========

See notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
PAYCHEX, INC. AND SUBSIDIARY

                                                                     Year Ended May 31
                                                                     -----------------
                                                               1995        1994         1993
                                                               ----        ----         ----
                                                                      (in thousands)
OPERATING ACTIVITIES

  Net income                                                   $39,040     $ 28,070    $ 19,955
  Adjustments to reconcile net
    income to cash provided by
    operating activities:
    Depreciation and amortization                               11,040       11,205      10,707
    Provision for deferred income taxes                            (41)        (745)       (621)
    Provision for bad debts                                        847          762         748
  Net realized gain on sales of
    available-for-sale securities                                  (26)        (266)       (134)
  Changes in operating assets
      and liabilities:
      Trade accounts receivable                                 (8,807)      (4,685)     (1,962)
      Accrued interest receivable                               (1,832)      (1,574)     (1,253)
      Prepaid expenses and other
        current assets                                             548          321      (1,470)
      Trade accounts payable and
        other current liabilities                                7,626          100       2,410
      Deferred revenue                                             205        1,373         837
    Change in unamortized lease incentives                        (453)        (611)         81
                                                                ------     --------    --------
  NET CASH PROVIDED BY
    OPERATING ACTIVITIES                                        48,147       33,950      29,298

INVESTING ACTIVITIES
  Investment purchases of
  available-for-sale securities                                (51,421)     (28,604)    (32,653)
  Proceeds from sales of available-
    for-sale securities                                         20,757       20,381      12,790
  Proceeds from maturities of
    available-for-sale securities                                1,500          590       1,715
  Additions to property
    and equipment, net of disposals                            (12,268)     (11,321)     (8,671)
  Net change in other assets                                      (202)          23        (110)
                                                               --------    --------    --------
  NET CASH USED IN INVESTING
    ACTIVITIES                                                 (41,634)     (18,931)    (26,929)

FINANCING ACTIVITIES
  Payments on long-term debt                                      (220)        (686)       (390)
  Proceeds and tax benefit from exercise
    of stock options                                             1,950        1,833       2,191
  Dividends paid                                                (9,888)      (6,572)     (4,362)
  Payment in lieu of issuance of
    fractional shares                                              (18)         (12)        -
                                                                -------     -------     -------
  NET CASH USED IN FINANCING ACTIVITIES                         (8,176)      (5,437)     (2,561)

(DECREASE) INCREASE IN CASH AND CASH
    EQUIVALENTS                                                 (1,663)       9,582        (192)
                                                                -------     -------     -------
CASH & CASH EQUIVALENTS,
  Beginning of Fiscal Year                                      14,605        5,023       5,215

CASH & CASH EQUIVALENTS,
  End of Fiscal Year                                           $12,942     $ 14,605     $ 5,023
                                                               =======     ========     =======

See notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PAYCHEX, INC. AND SUBSIDIARY

MAY 31, 1995

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company is an integrated provider of automated payroll, payroll tax payment and filing and human resource services for small and medium sized businesses nationwide.

In connection with Taxpay, its automated tax payment and filing service, the Company collects payroll taxes, files the applicable tax returns, and pays taxes due to the appropriate taxing authorities. In addition, the Company's Direct Deposit service collects net payroll from client accounts and provides automatic salary deposit for employees. During the short period between collection and payment, the Company invests these client funds in municipal money market funds and investment grade municipal securities without significant concentration in any one issuer. The amount of client funds held by Paychex for the Taxpay and Direct Deposit services fluctuates significantly during the year. At May 31, 1995 and 1994, the total Taxpay and Direct Deposit funds held by Paychex were $470,847,000 and $340,675,000, respectively. These client funds and the related tax and payroll obligations are neither assets nor liabilities of the Company and, therefore, are not included in the accompanying financial statements. Related income earned from these investments is included in revenue.

Principles of Consolidation: On January 1, 1994, the Company created the Paychex Management Corp. (PMC), a wholly-owned subsidiary, to provide treasury management services to the parent company. The consolidated financial statements include the accounts of Paychex, Inc. and PMC. All intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents: Cash equivalents consist of money market and municipal bond funds and other investments with a maturity of three months or less when purchased. Amounts reported in the balance sheet approximate fair value.

Investments: Investments consist of investment grade municipal securities issued by various governmental agencies. The fair value of investments is determined based on information received from an independent pricing service. Realized gains and losses on sales of investments are based on cost. No individual issue comprises greater than 1% of total assets.

Effective June 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain
Investments in Debt and Equity Securities". In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. Investments are classified as available-for-sale and are recorded at fair value with unrealized gains and losses reported as a component of stockholders' net equity, net of applicable taxes. The adoption had no effect on net income. The impact of adopting FAS 115 was to decrease stockholders' equity by $206,000 (net of $140,000 of deferred income taxes) at June 1, 1994 to reflect the unrealized loss on securities at the beginning of the fiscal year.

Also effective June 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 107 (FAS 107), "Fair Value Disclosures About Financial Instruments". This standard requires disclosure of fair value information on financial instruments. (See Note B).

Property and Equipment: These assets are stated at cost. Major renewals and betterments are charged to the property accounts, while replacements and maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Depreciation is computed by the straight-line method over the estimated useful lives of related assets.

Software Development and Enhancement: The Company incurs certain costs to enhance its computer programs and to maintain them in compliance with changes in state and federal payroll tax requirements. All such costs are expensed as incurred. Expenditures for major software purchases are capitalized and amortized by the straight-line method over the estimated useful lives of the related assets.

Deferred Revenue: The Company defers revenue on certain services billed in advance. The revenue is recognized upon completion of these services.

Income Taxes: Effective June 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". The cumulative effect of the accounting change was not material to net income for the year ended May 31, 1994.

Prior to the adoption of FAS 109, income tax expense was determined using the deferred method in accordance with Accounting Principles Board Opinion 11 (APB 11).

Earnings Per Share: Earnings per share are based on the weighted average shares outstanding in each year. Common stock equivalents resulting from stock options have not been included as their impact is not material.

Reclassifications: Certain amounts from prior years are reclassified to conform to 1995 presentations.

NOTE B -- INVESTMENTS

In accordance with Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Debt and Equity Securities", the Company classifies all securities as available-for-sale. The securities are held at fair value with unrealized gains and losses reported as a separate component of stockholders' equity, net of taxes.

------------------------------------------------------------------------------------
                                        Gross           Gross           Estimated
                                      Unrealized      Unrealized           Fair
(in thousands)            Cost          Gains           Losses            Value
------------------------------------------------------------------------------------
May 31, 1995
  Municipal Securities   $70,181        $ 681           $ 109             $ 70,753
------------------------------------------------------------------------------------
May 31, 1994
  Municipal Securities   $40,991        $ 152           $ 498             $ 40,645
------------------------------------------------------------------------------------

Net realized gains and losses on sales of available-for-sale securities are included in investment income on the Consolidated Statements of Income. Gross realized gains and losses for 1995, 1994 and 1993, were as follows:

     --------------------------------------------------------------------------
                                    1995           1994            1993
     --------------------------------------------------------------------------
Gross realized gains                $ 69           $277            $137

Gross realized losses               $ 43           $ 11            $  3

The amortized cost and estimated fair value of debt securities at May 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

                                                   Estimated
                                                   Fair
(in thousands)                      Cost           Value
     ------------------------------------------------------------------------
Maturity Date
   1 Year or less                   $  4,742       $  4,778
   1 to 3 Years                       12,350         12,377
   3 Years and Over                   53,089         53,598
                                    ----------------------------
     Total                          $ 70,181       $ 70,753
                                     --------------------------

NOTE C--LONG-TERM DEBT
Long-term debt consists of the following:

                                                 May 31
                                                 ------
                                            1995        1994
                                            ----        ----
                                             (in thousands)
    Industrial Revenue Bonds               $  728      $  948
    Less current portion                      205         220
                                           ------      ------
                                           $  523      $  728
                                           ------      ------

The Industrial Revenue Bonds require annual principal payments in decreasing amounts ranging from $205,000 to $143,000 for the next four years. Interest payments are required semi-annually in April and October through 1999. Interest expense for the three year period presented reflects interest at approximately 6.9%. Among other things, the Company agreed to maintain certain levels of working capital, tangible net worth and other income and debt related ratios. The amount reported on the balance sheet approximates the fair value of the Industrial Revenue Bonds.

The bonds are secured by a $931,000 irrevocable letter of credit.
Land and building with net book value of $1,986,000 are pledged as collateral for the letter of credit.

The Company has available unsecured lines of credit from various banks totaling $200,000,000. No amounts were outstanding against the lines of credit at May 31, 1995.

NOTE D--STOCKHOLDERS' EQUITY

On April 13, 1995, the Company declared a three-for-two stock split effected in the form of a 50% stock dividend on outstanding shares distributed May 25, 1995 to holders of record on May 2, 1995. On July
8, 1993, the Company declared a three-for-two stock split effected in the form of a 50% stock dividend on outstanding shares distributed August 26, 1993 to holders of record on August 2, 1993. All common share and per share data included in the financial statements and footnotes are restated to reflect the stock splits.

The Company reserved 1,687,500 shares of common stock for issuance under the 1992 Stock Incentive Plan. The 1987 Stock Incentive Plan expired on August 31, 1992; however, options to purchase 578,303 shares under the plan remain outstanding. Incentive or non-qualified options may be granted at prices not less than 100% of the fair market value of the common stock at the date of the grant, unless the employee owns more than 10% of the outstanding common stock, in which case the option price for incentive stock options only must not be less than 110% of the fair market value.

Outstanding options are generally exercisable in cumulative annual installments ranging from 20% to 50% and expire up to ten years after the date of grant.

Stock options are not recognized for accounting purposes until they are exercised, at which time the proceeds are credited to the capital accounts. With respect to non-qualified options, the Company recognizes a tax benefit upon exercise in an amount equal to the tax effect of the difference between the option price and the fair market value of the common stock. With respect to incentive stock options, tax benefits arising from disqualifying dispositions are recognized at the time of disposition. Tax benefits related to stock options are credited to additional capital.

A summary of stock option activity is as follows:

                                              Number of
                                              ---------
                                          Equivalent Shares
                                          -----------------


  Balance May 31, 1992                       1,134,368
     Issued                                    282,600
     Exercised                                (231,105)
     Canceled                                  (28,350)
                                              ---------
  Balance May 31, 1993                       1,157,513
     Issued                                    357,600
     Exercised                                (157,622)
     Canceled                                  (33,996)
                                              ---------
  Balance May 31, 1994                       1,323,495
     Issued                                    227,700
     Exercised                                <171,186>
     Canceled                                  <44,716>
                                              --------
                                             1,335,293
  Balance May 31, 1995

  Exercisable May 31, 1995
     Prices range from $4.48 to $12.78         695,993


NOTE E--INCOME TAXES

Effective June 1, 1993, the Company adopted Statement of Accounting Standards No. 109, "Accounting for Income Taxes" which recognizes deferred tax assets and liabilities based on the future tax effects attributable to differences between the tax basis of an asset or liability and its reported amount in the financial statements. As allowed under the statement, prior years' financial statements have not been restated.

Significant components of the deferred tax assets and liabilities as of May 31, 1995 and 1994 are as follows (in thousands):

Deferred tax assets:                                   1995           1994
                                                       ----           ----
     Allowance for bad debts                        $  677         $   544
     Accrued vacation pay                            1,255           1,084
     Reserve for future medical claims                 310             268
     Other expenses not currently deductible           655             421
                                                   -------         -------

          Total deferred tax assets                $ 2,897          $2,317
                                                                    ------
Deferred tax liabilities:

     Revenue not subject to current taxes          $ 1,297         $   828
     Depreciation                                      765             692
     Other                                              57              60
     Unrealized gain on available-for-sale securities  232             -0-
                                                   -------          ------

          Total deferred tax liabilities           $ 2,351          $1,580
                                                   -------          ------

          Net deferred tax assets                  $   546          $  737
                                                   -------          ------
Classification of Net Deferred Tax Assets:

     Current Assets                                $ 1,310          $1,435
     Other Liabilities                                (764)         $ (698)

Income tax expense consists of:

                                   Liability Method      Deferred Method
                                   1995         1994          1993
                                   ----         ----          ----
Current:
     Federal                      $11,404       $ 8,593       $6,300
     State                          3,970         3,068        2,393
                                  -------       -------       ------
     Total Current                $15,374       $11,661       $8,693

Deferred:
     Federal                          <31>         (662)        (495)
     State                            <10>          (83)        (126)
                                  --------     --------      -------
     Total Deferred (credit)          <41>         (745)        (621)
                                  --------     --------      -------
                                  $15,333       $10,916       $8,072

Below is an analysis reconciling the statutory federal income tax rate to the effective tax rates shown in the consolidated statements of income:

                                           Liability Method     Deferred Method
                                           1995         1994        1993
                                           ----         ----        ----
Federal statutory rate                      35.0%       35.0%       34.0%
Increase (decrease) resulting from:
  State income taxes, net of
    federal benefit                         4.7          5.0         5.3
  Tax exempt municipal bond interest        <12.2>     (11.5)      (11.0)
  Other items                                  .7      (  .5)         .5
                                           ------      ------      ------
  Effective tax rate                        28.2%       28.0%       28.8%

For the fiscal year ended May 31, 1993, deferred income taxes resulted from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The components of the provision for deferred taxes were as follows:

                                                 1993
                                                 ----
Revenue not subject to current tax               $  65
Expenses not currently deductible                 (493)
Depreciation                                      (184)
Other                                               (9)
                                                 ------
Total deferred (credit)                          $(621)

NOTE F--COMMITMENTS & CONTINGENCIES

The Company leases office space under the terms of various operating leases. Certain of the underlying agreements contain incentives eliminating or modifying lease payments at the inception of the lease. These incentives are amortized on a straight-line basis over the entire lease term. Amounts expected to be amortized within the next fiscal year are included in other accrued expenses. These amounts were $424,000 and $549,000 at May 31, 1995 and 1994, respectively.

Rental expense for all leases on office facilities amounted to approximately $10,580,000 in 1995, $9,410,000 in 1994 and $8,321,000 in
1993.

The Company also leases data processing equipment under various operating leases. These obligations extend through 1997. Related equipment lease payments were $2,890,000, $1,103,000 and $1,583,000 in 1995, 1994 and
1993, respectively. All leases contain purchase options at prices representing the fair value of the equipment at the expiration of the lease term.

Future minimum lease payments under various facilities and equipment operating leases consist of the following (in thousands):


       1996                                   $14,256
       1997                                    11,556
       1998                                     7,386
       1999                                     4,770
       2000                                     2,519
       Thereafter                               1,783
                                               ------
       Total minimum lease payments           $42,270


The Company is a defendant in various lawsuits as a result of normal operations and in the ordinary course of business. Management believes the outcome of these lawsuits will not have a material effect on the financial statements.

NOTE G--EMPLOYEE BENEFITS

The Company has a 401(k) Incentive Retirement Plan which allows all employees with one or more years of service to participate. The Company currently matches 50% of an employee's voluntary contribution up to a maximum of 3% of eligible compensation. Company contributions were $1,815,000 $1,516,000 and $1,229,000 for 1995, 1994 and 1993,
respectively.

NOTE H--SUPPLEMENTAL CASH FLOW DISCLOSURES

Interest paid in 1995, 1994 and 1993 was $174,000, $138,000 and $176,000,
respectively. Income tax payments totaled $13,831,000, $11,633,000 and $7,142,000 in 1995, 1994 and 1993, respectively.

NOTE I -- MERGER AGREEMENT

On March 17, 1995, the Company and Pay-Fone, Inc. agreed in principle that all of the outstanding common stock of Pay-Fone, Inc., would be acquired by the Company in a business combination accounted for as a pooling of interests. Upon consummation of the merger on June 15, 1995, the stockholders of Pay-Fone Systems, Inc. received approximately 357,000 shares of Paychex common stock. The merger will not have a significant impact of the Company's 1996 financial position and results of operations.

Quarterly Financial Data (Unaudited)

                              Aug. 31   Nov. 30   Feb. 28   May 31    Year
(in thousands, except per share amounts)

1995
Revenue                       $62,923  $63,766   $68,638   $71,849   $267,176
Operating income               12,902   12,924    11,979    13,206     51,011
Net income                      9,551    9,638     9,348    10,503     39,040
Net income per share              .21      .22       .21       .23        .87

1994
Revenue                       $53,330  $54,310   $57,572   $58,840   $224,052
Operating income                9,059    9,638     8,634     9,452     36,783
Net income                      6,919    7,103     6,649     7,399     28,070
Net income per share              .15      .16       .15       .17        .63


Note: Per share amounts have been adjusted for three-for-two stock splits in August 1993 and May 1995.