Form 10-K, Exhibit 13
period 1996-05-31
PAYCHEX INC
filed 1996-08-14
CIK 723531

EXHIBIT 13: PORTIONS OF THE ANNUAL REPORT TO SHAREHOLDERS FOR THE FISCAL YEAR ENDED MAY 31, 1996

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SECURITY HOLDER MATTERS.
- --------------------------------------------------------------------------

The Company's common stock is traded in the over-the-counter market and quoted on the NASDAQ National Market System (symbol: PAYX). The high and low prices and dividends per share have been adjusted to reflect the three-for-two stock splits in May 1995 and May 1996.

Year Ended May 31         1996          1996             1995           1995
                      Market Price    Dividends      Market Price    Dividends
                        Per Share     Per Share        Per Share     Per Share
                      ------------    ---------      ------------    ---------
                    High     Low                   High      Low

1st Quarter         $27 7/8  $19 5/8    $.04       $15 3/8  $12 5/8    $.03
2nd Quarter          31 3/8   27         .06        17 3/8   14 3/8     .04
3rd Quarter          39 1/8   26 1/2     .06        18 5/8   15 3/8     .04
4th Quarter          47       34 3/8     .06        21 5/8   17 1/2     .04

On June 27, 1996, there were 3,733 holders of record of the Company's common shares. The level of future dividends is necessarily dependent on the Company's future earnings and cash flow.

SELECTED FINANCIAL DATA.
- ------------------------

May 31
(dollars in thousands, except per share amounts)

Operating Data            1996         1995        1994       1993       1992
- --------------            ----         ----        ----       ----       ----
Revenue                $325,285     $267,176      $224,052   $190,032   $161,272
Operating costs          96,758       78,611        68,082     60,715     53,243
Selling, general & adminis-
  trative expenses      161,028      137,554       119,187    102,660     89,301
Operating income         67,499       51,011        36,783     26,657     18,728
 Percent of revenue        20.8         19.1          16.4       14.0       11.6
Investment income net of
  interest expense        5,188        3,362         2,203      1,370        819
Income before income
  taxes                  72,687       54,373        38,986     28,027     19,547
 Percent of revenue        22.3         20.3          17.4       14.7       12.1
Net income               52,333       39,040        28,070     19,955     13,702
 Percent of revenue        16.1         14.6          12.5       10.5        8.5

Financial Position - End of Year
- --------------------------------

Working capital        $137,158     $ 97,558      $ 68,031   $ 46,389   $ 27,884
Total assets            220,208      168,437       129,789    106,920     86,242
Long-term debt (including
  current portion)            0          728           948      1,634      2,024
Stockholders' equity    190,810      139,932       108,508     85,189     67,405

Common Stock Data
- -----------------

Net income per share        .77          .58           .42        .30        .21
Cash dividends per share    .22          .15           .10        .07        .05
Average shares outstanding
  (in thousands)         68,352       67,389        67,184     66,893     66,419

Other Statistics
- ----------------

Number of clients       234,300      207,900       185,900    167,500    150,400
Branch service centers       75           71            70         70         70
Sales offices                23           23            24         20         17
Capital expenditures   $ 17,286     $ 12,355      $ 11,583   $  8,710   $ 13,453

Note: Per share amounts and average shares have been adjusted for three-for-two stock splits in May 1992, August 1993, May 1995 and May 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
- -----------------------------------------------------------
AND RESULTS OF OPERATIONS
- -------------------------
Management's discussion and analysis reviews the Company's operating results for each of the three years in the period ended May 31, 1996, and its financial condition at May 31, 1996. The focus of this review is on the underlying business reasons for significant changes and trends affecting revenues, net income, and financial condition. This review should be read in conjunction with the accompanying Consolidated Financial Statements, the related Notes to Consolidated Financial Statements, and the Eleven-Year Summary of Financial Data. Forward-looking statements in this management's discussion and analysis are qualified by the cautionary statement at the end of this discussion.

Results of Operations
- ---------------------
The financial results for Paychex in fiscal 1996 reflected the sixth consecutive year of record revenues and net income. The Company's ability to continually grow its client base, increase the utilization of ancillary services by new and existing clients and decrease selling, general and administrative expenses, as a percent of revenue, has resulted in compounded revenue growth of 18.0% and compounded net income growth of 35.7% in these record setting years.

Revenues in 1996 rose 21.7% to a record $325.3 million. This compares to revenue growth of 19.2% in 1995 and 17.9% in 1994. The primary gains resulted from continued growth of clients utilizing the basic payroll service ( 12.7% in 1996, 11.8% in 1995 and 11.0% in 1994 ), and increased utilization of our Taxpay product by both new and existing clients. Approximately 2% of the 1996 increase was attributed to revenue from Pay-Fone Systems, Inc. and The Payroll Company, two acquisitions made during the year as discussed below. Increased revenues were also provided by our other ancillary payroll products including, among others, Direct Deposit and Check Signing and Inserting. The Human Resource Services Division continues to generate yearly revenue increases and anticipates future growth of its 401(k) recordkeeping services.

At the end of fiscal 1996, the Company provided payroll services to over 234,000 clients, of which 131,000 or 56% use Taxpay. This compares to 51% in 1995 and 43% in 1994. Taxpay and Direct Deposit revenues include fee income on a per payroll period basis and investment income earned during the short period between collecting client funds and remitting the funds to the applicable tax authorities or bank accounts. Investment income, which is less than 10% of total revenues, has grown substantially in recent years due to the significant increase in clients utilizing Taxpay and Direct Deposit services, inflationary increases in average daily balances and, for much of the time, favorable trends in investment returns for the Company's investments of client funds. During 1996, the Company was able to more than offset the effects of slightly lower investment rates by selling fixed income municipal bonds at realized gains.

Operating costs are incurred to provide services to clients and consist primarily of wages, forms and supplies, delivery expenses, and depreciation and maintenance charges on data processing equipment. Operating costs were 29.7% of revenue in 1996, as compared to 29.4% and 30.4% for 1995 and 1994, respectively. The Company anticipates fiscal 1997 operating costs, as a percentage of revenue, to be consistent with or slightly lower than 1996.

Selling, general and administrative expenses were 49.5% of revenue in 1996, down from 51.5% and 53.2% in 1995 and 1994, respectively. As a percentage of revenue, sales wages and commissions for 1996 were lower than 1995. The percent decrease in expenses in 1995 as compared to 1994 resulted from lower general and administrative payroll and other costs. For the next fiscal year, selling, general and administrative expenses are expected to continue the trend established over the past few years.

In each of the last three years, the effective tax rate was approximately 28%. The 1994 rate included a 1% increase in the Federal statutory rate. This 1994 increase was more than offset by lower State income taxes and a reduction in expenses due to the adoption of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

In October 1995, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123, "Accounting for Stock-Based Compensation", which will become effective for the Company in fiscal 1997. This Statement will require a fair value approach for accounting for stock-based compensation awards through footnote disclosure or by recognition within the financial statements. The Company has not yet determined which method it will elect, nor has it determined the effect of the new standard will have on net income and earnings per share. Adoption of FAS 123 will have no effect on the Company's cash flow.

On June 15, 1995, the stockholders of Pay-Fone Systems, Inc. received approximately 497,900 shares of Paychex common stock in a business combination accounted for as a pooling of interests. On September 29, 1995, the Company acquired The Payroll Company, Inc. for approximately 173,800 shares of common stock in a business combination accounted for as a purchase. These acquisitions did not have a significant impact on Paychex' financial position and results of operations.

On June 25, 1996, the Company reached an agreement to merge with National Business Solutions, Inc. (NBS) in a business combination accounted for as a pooling of interests. The stockholders of NBS will receive approximately 3 million shares of Paychex common stock. The transaction is pending favorable judgement on filings made under the Hart-Scott-Rodino Act and approvals required under the Florida Business Corporation Act.

NBS is a professional employer organization (PEO) and as a co-employer, specializes in providing small and medium-sized businesses with cost effective outsourcing solutions for their employee benefits. For the twelve months ended May 31, 1996, NBS was profitable and generated approximately $240 million in revenue. Because NBS is at risk for all of its direct costs and, consistent with PEO industry practice, revenue includes all amounts billed to clients for gross salaries and wages, related employment taxes, health care benefits, workers' compensation coverage and administrative fees. The potential effect of the merger on the Company's 1997 financial position and results of operations can not be accurately estimated at this time. However, the Company does not anticipate the merger will have a dilutive effect upon future earnings.

Liquidity and Capital Resources
- -------------------------------
Net cash provided from operating activities totaled $59.9 million in 1996 as compared to $48.1 million in 1995 and $34.0 million in 1994. These increases resulted primarily from the consistent achievement of record net income in each of the past three years. Net income in 1996 totaled $52.3 million, representing a 34.1% gain over 1995 net income of $39 million, which was 39.1% over 1994 net income of $28.1 million.

Company owned investments and investments of client funds held for Taxpay and Direct Deposit consist of municipal securities issued by various governmental agencies and short-term money market securities. The Company is exposed to risks in connection with these investments through the possible inability of the municipalities to meet the terms of the bond contracts and from movements in interest rates. The Company controls these risks by investing primarily in AAA and AA rated municipal securities, and by limiting amounts that can be invested in any single instrument. In addition, the investments are held in short to intermediate term instruments which limit sensitivity to interest rate changes.

The Company's own investment purchases have increased in each of the last three years resulting from growth in the Company's cash provided from operations. In addition, greater investment purchases and sales activity occurred in 1996 as the Company managed its investment portfolio to realize gains and minimize risk associated with the declining market interest rates experienced during the year.

Included in 1996 capital expenditures of $17.3 million were upgrades to terminals and telecommunication equipment in branch offices which promoted operating efficiency and enhanced customer service. These purchases comprised most of the increase in 1996 capital spending over 1995 and 1994 amounts that totaled $12.4 million and $11.6 million, respectively. Capital expenditures in 1997 are expected to range between $16 million and $22 million. In addition, the Company is planning a major upgrade of its laser printing equipment in branch offices through a five year operating lease with future minimum lease payments of approximately $10 million.

The quarterly cash dividend payment was increased during the second quarter of 1996 to $.06 per share. This resulted in an annual dividend payment of $.22 per share as compared to $.15 in 1995 and $.10 in 1994. On April 11, 1996, the Company declared a three-for-two stock split on outstanding shares distributed May 23, 1996.

Projected cash flows are expected to be adequate to support normal business operations, planned capital expenditures and dividend payments. Furthermore, the Company has $200 million of unsecured bank lines of credit available for its use. As of May 31, 1996, there were no outstanding borrowings under these lines of credit.

Other
- -----
In an effort to give investors a well-rounded view of the Company's current condition and future opportunities this Annual Report includes comments by the Company's management about future performance and results. Because they are forward-looking, these forecasts involve uncertainties. They include risks of general market conditions including demand for the Company's products and services, competition and price levels; changes in the laws regulating collection and payment of payroll taxes and employee benefits including 401(k) plans and Section 125 plans; delays in the development and marketing of new products and services; the possibility of catastrophic events that could impact the Company's operating facilities, computer technology and communication systems; changes in short and long-term interest rates and the credit ratings of municipal securities held in the Company's investment portfolios.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
- --------------------------------------------


REPORT OF INDEPENDENT AUDITORS, ERNST & YOUNG LLP



Board of Directors
Paychex, Inc.

We have audited the accompanying consolidated balance sheets of Paychex, Inc. and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paychex, Inc. and subsidiaries at May 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for income taxes in fiscal year
1994 and for investments in fiscal year 1995.

Syracuse, New York                           /s/ERNST & YOUNG LLP
June 27, 1996

CONSOLIDATED STATEMENTS OF INCOME

                                               Year Ended May 31
                                               -----------------
                                  1996                1995             1994
                                  ----                ----             ----
                                              (in thousands, except per
                                                   share amounts)
Revenue                           $325,285        $267,176          $224,052
Operating costs                     96,758          78,611            68,082
Selling, general and
  administrative expenses          161,028         137,554           119,187
                                   -------         --------          --------
    OPERATING INCOME                67,499          51,011            36,783

Other income                         5,188           3,362             2,203
                                   -------        --------          --------
        INCOME BEFORE INCOME TAXES  72,687          54,373            38,986

        INCOME TAXES                20,354          15,333            10,916
                                    ------        --------          --------
        NET INCOME                $ 52,333        $ 39,040          $ 28,070
                                   ========       ========          ========

        EARNINGS PER SHARE        $    .77        $    .58          $    .42
                                  ========        ========          ========

        CASH DIVIDENDS PER SHARE  $    .22        $    .15          $    .10
                                   ========       ========          ========



Weighted average shares
  outstanding                       68,352          67,389            67,184
                                   =======        ========          ========
Note:  Per share amounts have been adjusted for three-for-two stock splits in
       May 1995 and May 1996.

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS


                                                       May 31
                                                       ------
                                                 1996              1995
                                                 ----              ----
                                              (in thousands, except per
                                                   share amounts)
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                   $ 15,399           $ 12,942
  Investments                                  101,845             70,753
  Interest receivable                            7,385              6,699
  Trade accounts receivable                     37,527             30,772
  Prepaid expenses and other current assets      1,717              1,743
  Deferred income taxes                          1,419              1,310
                                              --------           --------
       TOTAL CURRENT ASSETS                    165,292            124,219

PROPERTY AND EQUIPMENT
  Land and improvements                          2,787              2,779
  Buildings                                     24,145             21,304
  Data processing equipment                     42,887             33,980
  Furniture, fixtures and equipment             37,614             29,135
  Leasehold improvements                         2,685              1,528
                                              --------           --------
                                               110,118             88,726

  Less allowance for depreciation and
    amortization                                60,120             45,019
                                              --------           --------
       NET PROPERTY AND EQUIPMENT               49,998             43,707

OTHER ASSETS                                     4,918                511
                                              --------           --------

       TOTAL ASSETS                           $220,208           $168,437
                                              ========           ========


                                                          May 31
                                                          ------
                                                   1996                1995
                                                   ----                ----
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Trade accounts payable                      $  3,837               $ 3,519
  Accrued compensation and related items        13,335                13,162
  Accrued income taxes                             573                   682
  Other accrued expenses                         5,729                 6,116
  Deferred revenue                               4,660                 2,977
  Current portion of long-term debt                  -                   205
                                              --------               -------
       TOTAL CURRENT LIABILITIES                28,134                26,661


OTHER LIABILITIES
  Deferred income taxes                            416                   764
  Long term debt                                     -                   523
  Other long-term liabilities                      848                   557
                                              --------               -------
       TOTAL LIABILITIES                        29,398                28,505

STOCKHOLDERS' EQUITY
  Common Stock, $.01 par value, authorized
  150,000,000 shares:
      Issued 68,698,154 in 1996
        and 45,031,716 in 1995                     687                   450
  Additional capital                            29,985                17,727
  Retained earnings                            160,138               121,755
                                              --------              --------
       TOTAL STOCKHOLDERS' EQUITY              190,810               139,932

       TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY                 $220,208              $168,437
                                              ========              ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              Common Stock      Additional  Retained
(in thousands)                           Shares Issued  Amount   Capital    Earnings  Total
                                         ---------------------  ----------  --------  -----

Balance at May 31, 1993                         19,868   $ 199  $13,946     $71,044  $85,189
Exercise of stock options                          100       1      758                  759
Tax benefit from stock option
  transactions                                                    1,074                1,074
Shares issued in connection
  with three-for-two stock
  split                                          9,939      99                 (111)     (12)
Dividends paid                                                               (6,572)  (6,572)
Net income                                                                   28,070   28,070
                                                ------   -----  -------     ------- --------
Balance at May 31, 1994                         29,907     299   15,778      92,431  108,508
Exercise of stock options                          116       1    1,261                1,262
Tax benefit from stock option
  transactions                                                      688                  688
Shares issued in connection
  with three-for-two stock
  split                                         15,009     150                 (168)    ( 18)
Adjustment to the beginning balance
  of investments to recognize the
  net unrealized holding loss on
  available-for-sale securities
  (FAS 115), net of income taxes
  of $140                                                                      (206)      (206)
Change in unrealized gains and losses
  on investments, net of
  income taxes of $372                                                          546        546
Dividends paid                                                               (9,888)    (9,888)
Net income                                                                   39,040     39,040
                                                ------  ------   ------     -------    -------
Balance at May 31, 1995                         45,032     450   17,727     121,755    139,932
Exercise of stock options                          320       3    2,810                  2,813
Tax benefit from stock option
  transactions                                                    2,671                  2,671
Shares issued in connection with
  three-for-two stock split                     22,674     227                 (272)       (45)
Shares issued in connection with the
  merger of Pay-Fone Systems, Inc.                 498       5    2,926       1,866      4,797
Shares issued in connection with the
  acquisition of The Payroll Company, Inc.
  (d/b/a Payday)                                   174       2    3,851                  3,853
Change in unrealized gains and losses
  on investments, net of income taxes
  of $338                                                                      (497)      (497)
Dividends paid                                                               (15,047)  (15,047)
Net income                                                                    52,333    52,333
                                                ------    ----   -------    --------  --------
Balance at May 31, 1996                         68,698    $687   $29,985    $160,138  $190,810

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     Year Ended May 31
                                                                     -----------------
                                                               1996           1995        1994
                                                               ----           ----        ----
                                                                         (in thousands)
OPERATING ACTIVITIES

  Net income                                               $ 52,333          $39,040     $ 28,070
  Adjustments to reconcile net
    income to cash provided by
    operating activities:
    Depreciation and amortization                            13,940           11,040       11,205
    Net change in deferred income taxes                          45              (41)        (745)
    Provision for bad debts                                   1,034              847          762
    Net realized gain on sales of
      available-for-sale securities                            (737)             (26)        (266)
    Changes in operating assets
      and liabilities:
      Trade accounts receivable                              (7,044)          (8,807)      (4,685)
      Accrued interest receivable                              (686)          (1,832)      (1,574)
      Prepaid expenses and other
        current assets                                          306              548          321
      Trade accounts payable and
        other current liabilities                              (975)           7,173         (511)
      Deferred revenue                                        1,683              205         1,373

   NET CASH PROVIDED BY                                       ------          ------       ------
    OPERATING ACTIVITIES                                      59,899          48,147       33,950

INVESTING ACTIVITIES
  Investment purchases of
  available-for-sale securities                             (134,829)        (51,421)     (28,604)
  Proceeds from sales of available-
    for-sale securities                                       99,630          20,757       20,381
  Proceeds from maturities of
    available-for-sale securities                              4,787           1,500          590
  Additions to property
    and equipment, net of disposals                          (17,025)        (12,268)     (11,321)
  Net change in other assets                                    (778)           (202)          23
                                                             --------       --------     --------
  NET CASH USED IN INVESTING
    ACTIVITIES                                               (48,215)        (41,634)     (18,931)

FINANCING ACTIVITIES
  Payments on long-term debt                                    (431)           (220)        (686)
  Proceeds and tax benefit from exercise
    of stock options                                           5,484           1,950        1,833
  Dividends paid                                             (15,047)         (9,888)      (6,572)
  Payment in lieu of issuance of
    fractional shares                                            (45)            (18)         (12)
                                                             --------         -------     -------
  NET CASH USED IN FINANCING ACTIVITIES                      (10,039)         (8,176)      (5,437)

 INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS                                            $   1,645         $(1,663)    $  9,582
                                                           ---------         -------     -------
CASH & CASH EQUIVALENTS,
  Beginning of Fiscal Year                                    12,942          14,605        5,023
  Cash obtained through PayFone Acquisition                      805               -            -
  Cash obtained through Payday Acquisition                         7               -            -

CASH & CASH EQUIVALENTS,
  End of Fiscal Year                                       $  15,399         $12,942     $ 14,605
                                                             =======         =======     ========

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company is an integrated provider of automated payroll, payroll tax payment and filing and human resource services for small and medium-sized businesses nationwide.

        In connection with Taxpay, its automated tax payment and filing service, the Company collects payroll taxes, files the applicable tax returns, and pays taxes due to the appropriate taxing authorities. The Company's Direct Deposit service collects net payroll from client accounts and provides automatic salary deposit for employees. During the short period between collection and payment, the Company invests these client funds in government securities, money market funds and investment grade municipal securities without significant concentration in any one issuer. The amount of client funds held by Paychex for the Taxpay and Direct Deposit services fluctuates significantly during the year. At May 31, 1996 and 1995, the total Taxpay and Direct Deposit funds held by Paychex were $590,929,000 and $470,847,000, respectively. These client funds and the related tax and payroll obligations are neither assets nor liabilities of the Company and, therefore, are not included in the accompanying financial statements.
Related income earned from these investments is included in revenue.

Principles of Consolidation: The consolidated financial statements include the accounts of Paychex, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

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

        Effective June 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities". In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. Investments are classified as available-for-sale and are recorded at fair value with unrealized gains and losses reported as a component of stockholders' equity, net of applicable taxes. The adoption had no effect on net income. The impact of adopting FAS 115 was to decrease stockholders' equity by $206,000 (net of $140,000 of deferred income taxes) at June 1, 1994 to reflect the unrealized loss on securities at the beginning of the fiscal year.

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

Stock Based Compensation: The Company accounts for its Stock Option Plans under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees", under which no compensation cost has been recognized.
In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" which defines a fair value method of accounting for stock based compensation plans, the effects of which can either be disclosed in the notes to the financial statements or recorded in the income statement. FAS No. 123 requires adoption no later than fiscal years beginning after December 15, 1995. Under this method, compensation is usually determined at the date of grant and amortized over the vesting period of the grant. The Company has not yet determined if it will elect to change to the new method, nor has it determined the effect the new standard will have on net income and earnings per share should the Company elect to make this change. Adoption of FAS No. 123 will have no effect on the Company's cash flows.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain amounts from prior years are reclassified to conform with 1996 presentations.

NOTE B - INVESTMENTS

Cost, unrealized gains and losses, and estimated fair value of securities at May 31, 1996 and 1995, were as follows:

- ------------------------------------------------------------------------------------
                                        Gross           Gross           Estimated
                                      Unrealized      Unrealized           Fair
(in thousands)            Cost          Gains           Losses            Value
- ------------------------------------------------------------------------------------
May 31, 1996
  Municipal Securities   $102,108        $ 233           $ 496             $101,845
- ------------------------------------------------------------------------------------
May 31, 1995
  Municipal Securities   $ 70,181        $ 681           $ 109             $ 70,753
- ------------------------------------------------------------------------------------

Net realized gains and losses on sales of available-for-sale securities are included in other income on the Consolidated Statements of Income. Gross realized gains and losses for 1996, 1995 and 1994, were as follows:

- -------------------------------------------------------------------------------
(in thousands)                        1996          1995           1994
- -------------------------------------------------------------------------------
Gross realized gains                  $902          $ 69           $277

Gross realized losses                 $165          $ 43           $ 11

The amortized cost and estimated fair value of debt securities at May 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

                                                   Estimated
                                                   Fair
(in thousands)                      Cost           Value
     ------------------------------------------------------------------------
Maturity Date
   1 Year or Less                   $  2,657        $  2,704
   1 to 3 Years                       44,662          44,627
   3 Years and Over                   54,789          54,514
                                    ----------------------------
     Total                          $102,108        $101,845
                                     --------------------------

NOTE C -LONG-TERM DEBT
Long-term debt consists of the following:

                                                 May 31
                                                 ------
                                            1996        1995
                                            ----        ----
                                             (in thousands)
    Industrial Revenue Bonds               $    -       $  728
    Less current portion                        -          205
                                           ------       ------
                                           $    -       $  523
                                           ------       ------

During the year ended May 31, 1996, operating cash was used to repay the remaining balance on the Internal Revenue Bonds.

At May 31, 1996, the Company has available unsecured lines of credit from various banks totaling $200,000,000. No amounts were outstanding against the lines of credit at May 31, 1996.

NOTE D - STOCKHOLDERS' EQUITY

The Company declared three-for-two stock splits effected in the form of 50% stock dividends on outstanding shares on various dates during the fiscal years ended 1996, 1995 and 1994, as follows:

                Stock Dividend      Payable to Holders      Stock Dividend
Fiscal Year    Declaration Dates       of Record          Distribution Dates
______________________________________________________________________________
   1996         April 11, 1996        May 2, 1996           May 23, 1996
   1995         April 13, 1995        May 2, 1995           May 25, 1995
   1994          July 8, 1993       August 2, 1993        August 26, 1993
______________________________________________________________________________

    The Company reserved 1,875,000 shares of common stock for issuance under the 1995 Stock Incentive Plan. The 1992 and 1987 Stock Incentive Plans expired on August 31, 1995 and 1992, respectively; however, options to purchase 1,542,508 shares under these plans remain outstanding. Incentive or non-qualified options may be granted at prices not less than 100% of the fair market value of the common stock at the date of the grant, unless the employee owns more than 10% of the outstanding common stock, in which case the option price for incentive stock options only must not be less than 110% of the fair market value. Outstanding options are generally exercisable in cumulative annual installments ranging from 20% to 50% and expire up to ten years after the date of grant.

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

A summary of stock option activity is as follows:

                                              Number of
                                              ---------
                                          Equivalent Shares
                                          -----------------

  Balance May 31, 1993                       1,736,270
     Issued                                    536,400
     Exercised                                (236,433)
     Canceled                                  (50,994)
                                              ---------
  Balance May 31, 1994                       1,985,243
     Issued                                    341,550
     Exercised                                <256,779>
     Canceled                                  <67,074>
                                              --------
  Balance May 31, 1995                       2,002,940
     Issued                                    496,558
     Exercised                                (480,018)
     Cancelled                                ( 59,572)
                                             ---------
  Balance May 31, 1996                       1,959,908

  Exercisable May 31, 1996                     838,641
     Prices range from $2.99 to $18.22

NOTE E - INCOME TAXES

     Effective June 1, 1993, the Company adopted Statement of Accounting Standards No. 109, "Accounting for Income Taxes", which recognizes deferred tax assets and liabilities based on the future tax effects attributable to differences between the tax basis of an asset or liability and its reported amount in the financial statements. As allowed under the standard, prior years' financial statements have not been restated.

     Significant components of the deferred tax assets and liabilities as of May 31, 1996 and 1995 are as follows:

(in thousands)
Deferred tax assets:                                               1996          1995
                                                                   ----          ----
     Allowance for bad debts                                     $  817        $  677
     Accrued vacation pay                                         1,391         1,255
     Reserve for future medical claims                              293           310
     Other expenses not currently deductible                        903           655
     Unrealized loss on available-for-sale securities               106             -
                                                                 ------        ------
          Total deferred tax assets                              $3,510        $2,897

Deferred tax liabilities:

     Revenue not subject to current taxes                        $1,877        $1,297
     Depreciation                                                   554           765
     Other                                                           76            57
     Unrealized gain on available-for-sale securities                 -           232
                                                                 ------       -------

          Total deferred tax liabilities                         $2,507        $2,351
                                                                 ------       -------

          Net deferred tax assets                                $1,003        $  546
                                                                 ------       -------
Classification of Net Deferred Tax Assets:

     Current Assets                                              $1,419        $1,310
     Other Liabilities                                           $ (416)       $ (764)

Income tax expense consists of:

                                           1996           1995         1994
                                           ----           ----         ----
Current
     Federal                             $15,400        $11,404       $ 8,593
     State                                 4,952          3,970         3,068
                                         -------        -------       -------
     Total Current                       $20,352        $15,374       $11,661

Deferred:
     Federal                                 (18)           (31)         (662)
     State                                    20            (10)          (83)
                                         -------        -------      --------
     Total Deferred (credit)                   2            (41)         (745)
                                         -------        -------      --------
                                         $20,354        $15,333       $10,916

Below is an analysis reconciling the statutory federal income tax rate to the effective tax rates shown in the Consolidated Statements of Income:


                                           1996         1995         1994
                                           ----         ----         ----
Federal statutory rate                     35.0%        35.0%        35.0%
Increase (decrease) resulting from:
  State income taxes, net of
    federal benefit                         4.5          4.7          5.0
  Tax exempt municipal bond interest      (11.8)       (12.2)       (11.5)
  Other items                                .3           .7        (  .5)
                                          -----        -----        -----
  Effective tax rate                       28.0%        28.2%        28.0%

NOTE F - COMMITMENTS & CONTINGENCIES

     The Company leases office space under the terms of various operating leases. Certain of the underlying agreements contain incentives eliminating or modifying lease payments at the inception of the lease. These incentives are amortized on a straight-line basis over the entire lease term. Amounts expected to be amortized within the next fiscal year are included in other accrued expenses. These amounts were $314,000 and $424,000 at May 31, 1996 and 1995, respectively.

     Rental expense for all leases on office facilities amounted to approximately $12,691,000 in 1996, $10,580,000 in 1995 and $9,410,000 in
1994.

     The Company also leases data processing equipment under various operating leases. These obligations extend through 2001. Related equipment lease payments were $2,424,000, $1,631,000 and $1,103,000 in 1996, 1995 and
1994, respectively. All leases contain purchase options at prices representing the fair value of the equipment at the expiration of the lease term.

     Future minimum lease payments under various facilities and equipment operating leases consist of the following (in thousands):


       1997                                   $11,977
       1998                                     9,523
       1999                                     7,084
       2000                                     5,044
       2001                                     2,171
       Thereafter                               1,158
                                               ------
       Total minimum lease payments           $36,957


     The Company is a defendant in various lawsuits as a result of normal operations and in the ordinary course of business. Management believes the outcome of these lawsuits will not have a material effect on the financial position or results of operations of the Company.

     The Company is contingently liable for the guaranteed appreciation of unregistered common stock issued as consideration in the September 29, 1995 acquisition of The Payroll Company (d/b/a Payday). The Company guarantees stock issued at $28.61 and not sold prior to September 29, 2000, will appreciate by a minimum of 20% to $34.33, or by approximately $1,000,000, over the five year period ending on September 29, 2000. The per share market value of Paychex stock at May 31, 1996 was $44.00 (See Note I).

NOTE G - EMPLOYEE BENEFITS

     The Company has a 401(k) Incentive Retirement Plan which allows all employees with one or more years of service to participate. The Company currently matches 50% of an employee's voluntary contribution up to a maximum of 3% of eligible compensation. Company contributions were $2,127,000, $1,815,000, and $1,516,000 for 1996, 1995, and 1994, respectively.

NOTE H - SUPPLEMENTAL CASH FLOW DISCLOSURES

     Income tax payments totaled $17,672,000, $13,831,000, and $11,633,000 in 1996, 1995, and 1994, respectively.

NOTE I - MERGER AGREEMENTS

     On March 20, 1995, the Company and Pay-Fone System, Inc., a payroll service provider, agreed in principle that all of the outstanding common stock of Pay-Fone System, Inc. would be acquired by the Company in a business combination accounted for as a pooling of interests. Upon consummation of the merger on June 15, 1995, the stockholders of Pay-Fone Systems, Inc. received approximately 497,900 shares of Paychex common stock. The merger did not have a significant impact on the Company's 1996 financial position and results of operations. As a result, prior year financial statements were not restated.

     On September 29, 1995, the Company acquired all of the outstanding stock of The Payroll Company, Inc. (d/b/a Payday), a payroll services company, in exchange for approximately 173,800 unregistered shares of Company common stock with a fair value of $5,000,000 at the date of acquisition. The agreement included a guarantee that the stock issued in the acquisition, and not sold prior to September 29, 2000, will appreciate by a minimum of 20% over the five year period ending on September 29, 2000. (See Note F)

     The acquisition was accounted for as a purchase and recorded at the net present value of the guaranteed $6,000,000 purchase price. Goodwill of approximately $4,000,000 was recorded in Other Assets and is amortized on a straight line basis over 10 years.

     The results of operations of Payday are included in the accompanying financial statements from the date of acquisition and did not have a significant impact on the Company's 1996 financial position and results of operations.

NOTE J - SUBSEQUENT EVENT

     On June 25, 1996, the Company reached an agreement to merge with National Business Solutions, Inc, (NBS), headquartered in St. Petersburg, Florida. The outstanding common stock of NBS will be exchanged for approximately 3 million shares of Paychex common stock valued at $140,000,000. The transaction will be accounted for as a pooling of interests and is pending favorable judgement on filings made under the Hart-Scott-Rodino Act and approvals required under the Florida Business Corporations Act.

     NBS is a professional employer organization (PEO) and as a co-employer, specializes in providing small and medium-sized businesses with cost effective outsourcing solutions for their employee benefits. For the twelve months ended May 31, 1996, NBS was profitable and generated approximately $240 million in revenue. Because NBS is at risk for all of its direct costs and, consistent with PEO industry practice, revenue includes all amounts billed to clients for gross salaries and wages, related employment taxes, health care benefits, workers' compensation coverage and administrative fees. Paychex does not anticipate the merger will have a dilutive effect upon future earnings.

     Pro forma unaudited Consolidated Results of Operations, assuming the merger had occurred prior to May 31, 1996 are as follows:

Restated Financial Information
(in thousands, except per share amounts)   1996        1995        1994
__________________________________________________________________________
Revenue                                  $ 566,443    $412,065    $323,905
Net Income                               $  53,956    $ 39,849    $ 28,476
Earnings Per Share                       $     .76    $    .57    $    .42

Quarterly Financial Data (Unaudited)

(in thousands, except per share amounts)   Aug. 31   Nov. 30   Feb. 29   May 31    Year
                                          _______   _______   _______   ______    _____
1996
Revenue                                    $76,173  $78,232   $84,941   $85,939   $325,285
Operating income                            15,759   16,477    16,248    19,015     67,499
Net income                                  12,203   12,781    12,876    14,473     52,333
Net income per share                           .18      .19       .19       .21        .77

                                           Aug. 31   Nov. 30   Feb. 28   May 31    Year
                                           _______   _______   _______   ______    _____
1995
Revenue                                    $62,923  $63,766   $68,638   $71,849   $267,176
Operating income                            12,902   12,924    11,979    13,206     51,011
Net income                                   9,551    9,638     9,348    10,503     39,040
Net income per share                           .14      .15       .14       .15        .58


Note: Per share amounts have been adjusted for three-for-two stock splits in May 1995 and May 1996.