Form 10-K, Exhibit 13
period 1997-05-31
PAYCHEX INC
filed 1997-08-15
CIK 723531

EXHIBIT 13: PORTIONS OF THE ANNUAL REPORT TO STOCKHOLDERS FOR THE FISCAL YEAR ENDED MAY 31, 1997

SELECTED FINANCIAL DATA
-----------------------

SUMMARY OF SELECTED FINANCIAL DATA
(In thousands except per share amounts and other statistics)
For the years ended or at May 31,                        1997          1996          1995          1994          1993
------------------------------------------------------------------------------------------------------------------------
OPERATIONS
  Service revenues:
    Payroll                                          $  368,855    $  309,517    $  254,093    $  215,663    $  184,004
    HRS-PEO                                              30,878        23,791        18,020        11,290         7,700
  Total service revenues                                399,733       333,308       272,113       226,953       191,704
  PEO direct costs billed (1)                           334,966       233,135       139,953        96,952        60,434
  Total revenue                                         734,699       566,443       412,066       323,905       252,138
  PEO direct costs (1)                                  334,966       233,135       139,953        96,952        60,434
  Operating costs                                       115,034       101,235        81,663        70,034        61,877
  Selling, general and administrative expenses          188,074       162,151       138,186       119,477       102,893
  Operating income                                       96,625        69,922        52,264        37,442        26,934
    % of total service revenues                            24.2%         21.0%         19.2%         16.5%         14.0%
  Investment income, net of interest expense              7,031         5,467         3,458         2,220         1,379
  Income before income taxes                            103,656        75,389        55,722        39,662        28,313
    % of total service revenues                            25.9%         22.6%         20.5%         17.5%         14.8%
  Net income                                             75,150        55,035        40,389        28,746        20,241
    % of total service revenues                            18.8%         16.5%         14.8%         12.7%         10.6%
FINANCIAL POSITION
  Working capital                                    $  194,614    $  138,639    $  100,009    $   68,888    $   46,776
  Purchases of property and equipment                    18,536        17,806        12,535        11,667         8,822
  Total assets                                        1,201,323       831,585       647,366       474,786       322,214
  Total debt (including current portion)                      -             -           728           948         1,634
  Stockholders' equity                                  251,542       191,072       141,976       109,124        85,365
  Return on stockholders' equity                           33.9%         32.3%         32.2%         29.6%         26.5%
COMMON STOCK
  Earnings per share                                 $      .70    $      .51    $      .38    $      .27    $      .19
  Cash dividends per share                                  .22           .17           .10           .07           .04
  Weighted-average number of shares outstanding         108,001       106,929       105,486       105,177       104,742
OTHER STATISTICS
Payroll segment:
  Payroll clients                                       262,700       234,300       207,900       185,900       167,500
  Branch service centers                                     79            75            71            70            70
  Sales offices                                              23            23            23            24            20
HRS-PEO segment:
  PEO worksite employees                                 13,800         9,200         5,300         3,400         1,800
  401(k) clients                                          3,000         1,300           200             -             -
------------------------------------------------------------------------------------------------------------------------

Note: Per share and weighted-average share amounts have been adjusted for three-for-two stock splits in May 1997, May 1996, May 1995 and August 1993. All financial information has been restated to reflect the August 1996 merger of Paychex, Inc. and National Business Solutions, Inc. as well as the formation of the HRS-PEO business segment in the third quarter of fiscal 1997. Prior to 1997, all financial information has been restated to report the Electronic Network Services investments and related client deposits as current assets and current liabilities on the consolidated balance sheets, with no effect on previously reported net income or earnings per share. (1) Wages and payroll taxes of PEO worksite employees and their related benefit premiums and claims.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
---------------------------------------------------------------
RESULTS OF OPERATIONS
---------------------

Management's discussion and analysis reviews the Company's operating results for each of the three years in the period ended May 31, 1997, and its financial condition at May 31, 1997. The focus of this review is on the underlying business reasons for significant changes and trends affecting revenues, net income and financial condition. This review should be read in conjunction with the accompanying consolidated financial statements, the related Notes to consolidated financial statements, and the Eleven-Year Summary of Selected Financial Data. Forward-looking statements in this management's discussion and analysis are qualified by the cautionary statement at the end of this discussion.

NOTABLE EVENTS
--------------

Business Combinations
---------------------

During 1997, Paychex identified certain strategic products that should support the strong growth and exceptional returns that Paychex shareholders have enjoyed for many years. The acquisition of National Business Solutions, Inc.
(NBS), now Paychex Business Solutions, Inc. (PBS), recognized the opportunity to provide ongoing benefits management to small- to medium-sized businesses. PBS, a professional employer organization (PEO), was combined with the Company's Human Resources Services (HRS) to form the HRS-PEO business segment, which will develop and market its combined portfolio of products -- 401(k) recordkeeping, insurance services, section 125 plans, employee handbooks and PEO services. All financial information has been restated to reflect the results of the NBS merger, accounted for as a pooling of interests.

The Company acquired the common stock of Olsen Computer Systems, Inc., and the Payroll Service, Inc., in 1997 and Pay-Fone Systems, Inc., in 1996 in business combinations accounted for as pooling of interests. During 1996, the Company acquired the common stock of The Payroll Company, Inc. (d/b/a Payday), in a business combination accounted for as a purchase transaction. Each of these business combinations involved the issuance of Paychex common stock and did not have a significant impact on the Company's financial position and results of operations.

Balance Sheet Presentation
--------------------------

Prior to May 1997, the Company did not report the Electronic Network Services
(ENS) funds generated from Taxpay and Direct Deposit products as assets and liabilities based on its understanding of the nature of the funds and industry practices. The amount of funds held and related investments were disclosed in the Notes to previously issued consolidated financial statements. Due to recent changes in case law, the Company restated the previously reported consolidated financial statements to reflect the ENS funds and related client deposit liabilities as current assets and current liabilities on the consolidated balance sheets. This restatement had no effect on previously reported net income or earnings per share.

RESULTS OF CONSOLIDATED OPERATIONS
For the years ended May 31,                  1997      Change       1996      Change       1995
(In thousands except per share amounts)
--------------------------------------------------------------------------------------------------
Total revenue                             $ 734,699    +29.7%    $ 566,443    +37.5%    $ 412,066
Operating income                          $  96,625    +38.2%    $  69,922    +33.8%    $  52,264
Net income                                $  75,150    +36.5%    $  55,035    +36.3%    $  40,389
Earnings per share                        $     .70    +37.3%    $     .51    +34.2%    $     .38
--------------------------------------------------------------------------------------------------

The financial results for Paychex, Inc., in 1997 reflected the seventh consecutive year of record revenues and net income. The Company's ability to continually grow its client base, increase the utilization of ancillary services and decrease selling, general and administrative expenses as a percent of revenue, resulted in seven years of average compounded annual growth in revenue of 29.5% and net income of 36.4%. Fiscal 1998 is expected to show continued growth in revenue, client base and resulting net income.

PAYROLL SEGMENT:
For the years ended May 31,                       1997      Change      1996      Change      1995
(In thousands)
----------------------------------------------------------------------------------------------------
Payroll services revenue                        $368,855    +19.2%    $309,517    +21.8%    $254,093
Payroll operating income                        $ 99,422    +36.6%    $ 72,763    +30.1%    $ 55,931

Client statistics at May 31,
Payroll clients                                    262.7    +12.1%       234.3    +12.7%       207.9
Taxpay clients                                     180.9    +38.0%       131.1    +24.5%       105.3
Direct Deposit clients                              76.5    +49.1%        51.3    +39.8%        36.7
Check Signing clients                               27.2    +21.4%        22.4    +24.4%        18.0
----------------------------------------------------------------------------------------------------

Revenues: Payroll, Taxpay and Direct Deposit revenues include service fees and investment income. Investment income is earned during the period between collecting client funds and remitting the funds to the applicable tax authorities or client employees from Taxpay and Direct Deposit products. Client base gains increased service revenues and investment income over the past two years. During 1997, the Taxpay client base benefited from the Federal mandate requiring small businesses to file payroll taxes electronically as of July 1, 1997. This benefit is expected to increase the Taxpay client base in 1998 as more Payroll clients will take advantage of this service to meet the Federal mandate.

Operating income: Operating income for 1997 and 1996 increased as a result of continued growth of the client base and utilization of ancillary services, plus continued leveraging of the segment's operating expense base.

Effective July 1, 1997, the Company will comply with the Internal Revenue Service's Electronic Funds Transfer Payment Service by making client tax payments "good funds" one business day earlier. Therefore, revenue and income for 1998 will be reduced by approximately $3 million because of lower levels of tax-exempt municipal security investments. The Company has implemented a modest price increase for its Taxpay services which is expected to offset these reductions.

Payroll revenues and operating income for 1998 are expected to increase from the growth of the number of clients, plus continued leveraging of the operating expense base and selling, general and administrative expenses as a percent of revenue.

HRS-PEO SEGMENT:
For the years ended May 31,        1997      Change       1996      Change         1995
(In thousands)
-----------------------------------------------------------------------------------------
HRS-PEO service revenue          $ 30,878    + 29.8%    $ 23,791    +   32.0%    $ 18,020
PEO direct costs billed           334,966    + 43.7%     233,135    +   66.6%     139,953
                                 --------    -------    --------    ---------    --------
Total HRS-PEO revenue             365,844    + 42.4%     256,926    +   62.6%     157,973
PEO direct costs                  334,966    + 43.7%     233,135    +   66.6%     139,953

HRS-PEO operating income         $  4,474    +164.6%    $  1,691    +7,952.4%    $     21

Client statistics at May 31,
401(k) clients                        3.0    +130.8%         1.3    +  550.0%          .2
PEO worksite employees               13.8    + 50.0%         9.2    +   73.6%         5.3
-----------------------------------------------------------------------------------------

Revenues: The growth in revenue is largely attributable to the increases in the number of 401(k) clients and PEO worksite employees. Fiscal 1998 revenues are expected to grow as the Company continues to increase 401(k) clients, PEO worksite employees and other HRS-PEO ancillary product sales.

Operating income: Improvements in HRS-PEO operating income for 1997 and 1996 resulted from significant increases in sales of 401(k) recordkeeping services, growth in PEO worksite employees and processing efficiencies. Operating income for 1997 has been reduced by start-up costs for a PEO branch in Southern California, costs of continued HRS-PEO expansion and costs to centralize administrative functions in Rochester, New York. Operating income for 1998 is expected to increase, but will continue to be impacted by costs of expansion and centralization of administrative functions.

PEO direct costs billed and direct costs: Consistent with industry practices and generally accepted accounting principles, PEO revenues reported in the consolidated statements of income include the service fee, plus the direct costs billed to clients for the wages and payroll taxes of worksite employees, their related benefit premiums and claims and other direct costs. The Company continually manages the costs related to employee benefits, including workers' compensation liabilities. The Company recorded reserves for workers' compensation claims costs at the expected liability amount based on the estimated loss exposure considering the maximum potential exposure under the workers' compensation deductible insurance policies. At May 31, 1997 and 1996, the recorded reserve is at the maximum exposure under these insurance policies. The increases in PEO direct costs billed and direct costs are reflective of the increases in the number of PEO worksite employees.

Investment income:
For the years ended May 31,      1997    Change    1996    Change    1995
(In thousands)
---------------------------------------------------------------------------
Investment income               $7,031   +28.6%   $5,467   +58.1%   $3,458
---------------------------------------------------------------------------

Investment income earned from the Company's Investments, which does not include the income earned from ENS investments, has grown mainly as a result of increases in investment balances generated from successive gains in operating cash flows. Investment income for 1998 is expected to grow as a result of increased net income and investment of subsequent operating cash flows, but will be impacted by typical changes in market rates of interest.

Income taxes: In each of the past three years, the Company's effective tax rate ranged from 27.0% to 27.5%. Fiscal years 1996 and 1995 have been impacted by the restatement for the merger with NBS, taxed as a subchapter S corporation, which resulted in a benefit of 1.3% and 0.9%, respectively. Fiscal 1998's effective tax rate is expected to range from 28.5% to 29.5%.

Liquidity and Capital Resources
-------------------------------

Consolidated operating cash flows:
For the years ended May 31,      1997      Change    1996     Change    1995
(In thousands)
-------------------------------------------------------------------------------
Operating cash flows            $101,819   +50.2%   $67,773   +27.7%   $53,082
-------------------------------------------------------------------------------

The continued increases in operating cash flows resulted primarily from the consistent achievement of record net income in each of the three years presented. Projected operating cash flows are expected to be adequate to support normal business operations and continued growth, planned purchases of property and equipment and dividend payments. Furthermore, at May 31, 1997, the Company had $183.0 million in available cash and investments and $262.5 million of available, unsecured and unused lines of credit.

Investments and ENS investments: Investments and ENS investments consist of various government securities, investment grade municipal securities, money market funds and other cash equivalents. The Company is exposed to credit risk in connection with these investments through the possible inability of the borrowers to meet the terms of the bonds. The Company attempts to limit credit risk by investing primarily in AAA- and AA-rated securities, A-rated or better money market funds and by limiting amounts that can be invested in any single instrument. The Company invests in short- to intermediate-term securities as they are less sensitive to interest rate fluctuations. At May 31, 1997, the portfolio of securities had an average duration of 2.6 years. During 1996, greater investment purchases and sales activity occurred as the Company managed its investment portfolio to minimize risks associated with declining market interest rates experienced during that year.

Purchases of property and equipment:
For the years ended May 31,      1997     Change   1996     Change    1995
(In thousands)
-----------------------------------------------------------------------------
Purchases of P&E                $18,536   +4.1%   $17,806   +42.1%   $12,535
-----------------------------------------------------------------------------

A major portion of the increase in 1996 purchases over 1995 included upgrades to terminals and telecommunications equipment in branch offices which enhanced operating efficiency and customer service. Purchases for 1997 were comprised of additional upgrades to data processing equipment and workstations. During 1997, the Company implemented a major upgrade of its laser printing equipment in branch offices through a five-year operating lease with future minimum lease payments of approximately $10.0 million. Purchases of property and equipment in 1998 are expected to range from $19 to $23 million.

Cash dividends and stock splits:
For the years ended May 31,      1997     Change    1996     Change    1995
(In thousands except per
 share amounts)
------------------------------------------------------------------------------
Cash dividends                  $24,117   +36.4%   $17,685   +67.9%   $10,531
Cash dividends per share        $   .22   +29.4%   $   .17   +70.0%   $   .10
------------------------------------------------------------------------------

Cash dividends per share have been restated for the year ended May 31, 1996, to include the effects of $2.6 million in distributions made to stockholders of NBS. Cash dividends per share as previously reported by the Company for the year ended May 31, 1996, were $.15 per share. The Company has distributed three-for-two stock splits effected in the form of 50% stock dividends on outstanding shares each month of May for the years of 1997, 1996 and 1995.
All financial information within this Annual Report has been adjusted for these stock splits.

Other
-----

Recently issued accounting standards: In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which will be adopted by the Company for interim and annual periods after December 15, 1997. This Statement will not impact the Company's currently reported earnings per share. The Company will be required to change the method currently used to compute fully diluted earnings per share, but the impact is not expected to be material.

Year 2000 date conversion: During 1997, the Company established a team to coordinate the identification, evaluation and implementation of changes to computer systems and software necessary to achieve a year 2000 date conversion. The team's efforts are necessary to ensure that systems and software will recognize and process the year 2000 and beyond with no effect on clients or disruptions to business operations. The total cost of the team's efforts and its effect on the Company's future results of operations is not expected to be material.

Forward-looking cautionary statement
------------------------------------

In an effort to give investors a well-rounded view of the Company's current condition and future opportunities, this Annual Report includes comments by the Company's management about future performance and results. Because they are forward-looking, these forecasts involve uncertainties. They include risks of general market conditions, including demand for the Company's products and services, competition and price levels; changes in the laws regulating collection and payment of payroll taxes, professional employer organizations, and employee benefits, including 401(k) plans, workers' compensation, and section 125 plans; delays in the development and marketing of new products and services; the possibility of catastrophic events that could impact the Company's operating facilities, computer technology and communication systems; changes in short- and long-term interest rates and the credit rating of municipal securities held in the Company's investment portfolios.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
-------------------------------------------


REPORT OF INDEPENDENT AUDITORS


Board of Directors
Paychex, Inc.

We have audited the accompanying consolidated balance sheets of Paychex, Inc. and subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paychex, Inc. and subsidiaries at May 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for investments in fiscal year 1995.

Syracuse, New York                           /s/ERNST & YOUNG LLP
June 25, 1997

CONSOLIDATED STATEMENTS OF INCOME

For the years ended May 31,                  1997         1996         1995
-----------------------------------------------------------------------------
(In thousands except per share amounts)
Service revenues:
  Payroll                                  $368,855     $309,517     $254,093
  HRS-PEO                                    30,878       23,791       18,020
                                           --------     --------     --------
Total service revenues                      399,733      333,308      272,113
PEO direct costs billed (1)                 334,966      233,135      139,953
                                           --------     --------     --------
Total revenue                               734,699      566,443      412,066
PEO direct costs (1)                        334,966      233,135      139,953
Operating costs                             115,034      101,235       81,663
Selling, general and
  administrative expenses                   188,074      162,151      138,186
                                           --------     --------     --------
Operating income                             96,625       69,922       52,264
Investment income                             7,031        5,467        3,458
                                           --------     --------     --------
Income before income taxes                  103,656       75,389       55,722
Income taxes                                 28,506       20,354       15,333
                                           --------     --------     --------
Net income                                 $ 75,150     $ 55,035     $ 40,389
                                           ========     ========     ========

Earnings per share                         $    .70     $    .51     $    .38
                                           ========     ========     ========
Cash dividends per share                   $    .22     $    .17     $    .10
                                           ========     ========     ========

Weighted-average shares outstanding         108,001      106,929      105,486
                                           ========     ========     ========
-----------------------------------------------------------------------------
See notes to consolidated financial statements.

(1) Wages and payroll taxes of PEO worksite employees and their related benefit premiums and claims.

CONSOLIDATED BALANCE SHEETS

May 31,                                                   1997       1996
                                                                  (Restated)
----------------------------------------------------------------------------
(In thousands except share amounts)
ASSETS
  Current assets:
    Cash and cash equivalents                        $   50,213    $ 19,999
    Investments                                         132,780     102,967
    Interest receivable                                  10,462       7,385
    Accounts receivable                                  45,527      42,076
    Deferred income taxes                                 2,560       2,180
    Prepaid expenses and other current assets             2,486       1,903
                                                     ----------    --------
  Current assets before ENS investments                 244,028     176,510
    Electronic Network Services investments (1)         896,633     599,475
                                                     ----------    --------
  Total current assets                                1,140,661     775,985
  Property and equipment - net                           54,178      50,655
  Deferred income taxes                                      72           -
  Other assets                                            6,412       4,945
                                                     ----------    --------
Total assets                                         $1,201,323    $831,585
                                                     ==========    ========

LIABILITIES
  Current liabilities:
    Accounts payable                                 $    5,649    $  4,183
    Accrued compensation and related items               26,969      19,120
    Deferred revenue                                      4,335       4,934
    Reserve for workers' compensation                     1,813       1,235
    Accrued income taxes                                  1,774         573
    Other current liabilities                             9,427       5,941
                                                     ----------    --------
  Current liabilities before ENS client deposits         49,967      35,986
    Electronic Network Services client deposits (1)     896,080     601,360
                                                     ----------    --------
  Total current liabilities                             946,047     637,346
  Other liabilities:
    Reserve for workers' compensation                       928         865
    Deferred income taxes                                     -         416
    Other long-term liabilities                           2,806       1,886
                                                     ----------    --------
Total liabilities                                       949,781     640,513

STOCKHOLDERS' EQUITY
  Common stock, $.01 par value, authorized
    150,000,000 shares                                    1,085         716
      Issued:  108,518,831 in 1997 and
        71,632,456 in 1996
  Additional paid-in capital                             37,531      30,112
  Retained earnings                                     212,926     160,244
                                                     ----------    --------
Total stockholders' equity                              251,542     191,072
                                                     ----------    --------

Total liabilities and stockholders' equity           $1,201,323    $831,585
                                                     ==========    ========
----------------------------------------------------------------------------
See notes to consolidated financial statements.

(1) Electronic Network Services (ENS) investments and related client deposits result from the collection of funds for Taxpay and Direct Deposit products.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    Common stock
                                                    ------------
                                                                       Additional
                                                                        Paid-in     Retained
                                                 Shares      Amount     Capital     Earnings      Total
---------------------------------------------------------------------------------------------------------
(In thousands)
Balance at May 31, 1994                           31,212     $  312     $15,894     $ 92,918     $109,124
Exercise of stock options                            116          1       1,261                     1,262
Tax benefit from stock option transactions                                  688                       688
Shares issued in connection with
  three-for-two stock split                       15,660        157                     (175)         (18)
Adjustment to the beginning balance of
  investments and ENS investments to
  recognize the net unrealized holding loss
  on available-for-sale securities upon
  adoption of SFAS No. 115, net of
  income taxes of $606                                                                  (892)        (892)
Change in unrealized gains and losses on
  investments and ENS investments, net of
  income taxes of $1,370                                                               1,954        1,954
Dividends paid                                                                       (10,531)     (10,531)
Net income                                                                            40,389       40,389

                                                 -------     ------     -------     --------     --------
Balance at May 31, 1995 (Restated)                46,988        470      17,843      123,663      141,976
Exercise of stock options                            320          3       2,810                     2,813
Tax benefit from stock option transactions                                2,671                     2,671
Shares issued in connection with
  three-for-two stock split                       23,652        236                     (281)         (45)
Shares issued in connection with merger
  and acquisition                                    672          7       6,777        1,866        8,650
Change in unrealized gains and losses on
  investments and ENS investments, net of
  income taxes of $1,631                                                              (2,354)      (2,354)
Dividends paid                                                                       (17,685)     (17,685)
Net income                                                                            55,035       55,035
Other                                                                        11                        11

                                                 -------     ------     -------     --------     --------
Balance at May 31, 1996 (Restated)                71,632        716      30,112      160,244      191,072
Exercise of stock options                            267          3       2,177                     2,180
Tax benefit from stock option transactions                                5,208                     5,208
Shares issued in connection with
  three-for-two stock split                       36,172        362                     (389)         (27)
Shares issued in connection with mergers             448          4          34          207          245
Change in unrealized gains and losses on
  investments and ENS investments, net of
  income taxes of $1,220                                                               1,831        1,831
Dividends paid                                                                       (24,117)     (24,117)
Net income                                                                            75,150       75,150
                                                 -------     ------     -------     --------     --------
Balance at May 31, 1997                          108,519     $1,085     $37,531     $212,926     $251,542
                                                 =======     ======     =======     ========     ========
---------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended May 31,                                                 1997           1996           1995
                                                                                        (Restated)     (Restated)
-----------------------------------------------------------------------------------------------------------------
(In thousands)
OPERATING ACTIVITIES:
Net income                                                              $   75,150     $   55,035     $   40,389
  Adjustments to reconcile net income to cash provided by
   operating activities:
    Depreciation and amortization on depreciable and
     intangible assets                                                      15,329         13,940         11,040
    Amortization of premiums and discounts on securities                     6,115          3,225          2,422
    Net change in provision for deferred income taxes                       (2,053)             2            (41)
    Provision for bad debts                                                  1,328          1,034            847
    Net realized (gains)/losses on sales of available-for-sale
     securities                                                               (164)        (2,696)           298
  Changes in operating assets and liabilities:
    Accounts receivable                                                     (4,779)        (7,455)       (10,062)
    Interest receivable                                                     (3,077)          (686)        (1,832)
    Prepaid expenses and other current assets                                 (583)           228            631
    Accounts payable and other current liabilities                          13,981          4,882          9,111
    Net change in other assets and liabilities                                 572            264            279
                                                                        ----------     ----------     ----------
Net cash provided by operating activities                                  101,819         67,773         53,082

INVESTING ACTIVITIES:
  Investment purchases of available-for-sale securities                   (306,488)      (565,557)      (196,756)
  Proceeds from sales of available-for-sale securities                     185,161        479,087        110,427
  Proceeds from maturities of available-for-sale securities                  2,125         12,882         10,775
  Net change in Electronic Network Services money market
    funds and other cash equivalents                                      (210,669)       (88,676)       (86,903)
  Net change in Electronic Network Services client deposits                294,720        129,836        130,597
  Additions to property and equipment, net of disposals                    (18,008)       (17,511)       (12,448)
  Purchases of other assets                                                 (1,935)          (793)          (202)
                                                                        ----------     ----------     ----------
Net cash used in investing activities                                      (55,094)       (50,732)       (44,510)

FINANCING ACTIVITIES:
  Payments on long-term debt                                                     -           (431)          (220)
  Proceeds and tax benefit from exercise of stock options                    7,388          5,484          1,950
  Dividends paid                                                           (24,117)       (17,685)       (10,531)
  Payment in lieu of issuance of fractional shares                             (27)           (45)           (18)
  Other                                                                        245             11              -
                                                                        ----------     ----------     ----------
Net cash used in financing activities                                      (16,511)       (12,666)        (8,819)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            30,214          4,375           (247)
  Cash and cash equivalents, beginning of fiscal year                       19,999         14,812         15,059
  Cash obtained from merger and acquisition                                      -            812              -
                                                                        ----------     ----------     ----------
Cash and cash equivalents, end of fiscal year                           $   50,213     $   19,999     $   14,812
                                                                        ==========     ==========     ==========

Supplemental cash flow information:
  Income taxes paid                                                     $   24,256     $   17,672     $   13,831
                                                                        ==========     ==========     ==========
-----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

Business activities and segments: The Company operates in two major business segments: Payroll and Human Resource Services-Professional Employer Organization (HRS-PEO).

Payroll segment: The Payroll segment is engaged in the preparation of payroll checks, internal accounting records, all Federal, state and local payroll tax returns, and collection and remittance of payroll obligations for small- to medium-sized businesses. The Payroll segment collects and remits funds as part of its Electronic Network Services (ENS) products. In connection with Taypay, the automated tax payment and filing service, the segment collects payroll taxes, files the applicable tax returns and pays taxes to the appropriate taxing authorities. The Direct Deposit product collects net payroll from client accounts and provides automatic salary deposit for employees. The ENS funds are invested in various financial instruments, without significant concentration in any one issuer. The ENS funds and related client deposit liabilities are included in the consolidated balance sheets as current assets and current liabilities. Related income earned from these investments is included in service revenue. The amount of ENS funds held may vary significantly during the year.

Prior to May 1997, the Company did not report the ENS funds as assets and liabilities based on its understanding of the nature of the funds and industry practices. The amount of funds held and related investments were disclosed in the notes to previously issued consolidated financial statements. Due to recent changes in case law, the Company restated the previously reported consolidated financial statements to reflect the ENS funds and related client deposit liabilities as current assets and current liabilities on the consolidated balance sheets. This restatement had no effect on previously reported net income or earnings per share.

HRS-PEO segment: The HRS portion of the HRS-PEO segment provides businesses with 401(k) plan recordkeeping services, group benefits and workers' compensation insurance services, section 125 plans, employee handbooks and management services. The 401(k) recordkeeping service provides plan implementation, ongoing compliance with government regulations, employee and employer reporting and other administrative services.

The PEO portion of the HRS-PEO segment operates as Paychex Business Solutions, Inc. (PBS), previously National Business Solutions, Inc., and is engaged primarily in providing human resource management and personnel administration services to a diverse client base of small- to medium-sized businesses through a network of branch offices located in Florida, Georgia and California. The PEO provides certain managed care services, including managed health care, employee assistance programs, drug-free workplace programs, comprehensive workers' compensation management, risk management and loss containment services. Consistent with PEO industry practice, direct costs billed include the wages and payroll taxes of worksite employees, their related benefit premiums and claims, including workers' compensation, and other direct costs.

Principles of consolidation: The consolidated financial statements include the accounts of Paychex, Inc., and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents: Cash and cash equivalents consist of available cash, money market and municipal bond funds and other investments with a maturity of three months or less when purchased. Amounts reported in the consolidated balance sheets approximate fair value.

Investments: Investments and ENS investments are classified as available-for-sale and are recorded at estimated fair values with unrealized gains and losses reported as a component of retained earnings in stockholders' equity, net of applicable income taxes. Realized gains and losses on sales of investments are determined by specific identification of the investment's cost basis.

Effective June 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The adoption had no effect on net income. The impact of adopting SFAS No. 115 was to decrease stockholders' equity by $892,000 (net of $606,000 of deferred income taxes) at June 1, 1994 to reflect the unrealized loss on securities at the beginning of the fiscal year.

Accounts receivable: Accounts receivable consists primarily of amounts billed to clients for services rendered. In addition, PEO accounts receivable includes certain unbilled receivables representing fees and direct costs for worksite employees from the last pay period ending date through the financial statement date. At May 31, 1997 and 1996, the PEO unbilled receivables were $6,516,000 and $4,040,000, respectively.

Property and equipment - net: Property and equipment - net is stated at cost, less accumulated depreciation and amortization. Major renewals and betterments are charged to the property accounts, while replacements and maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Depreciation is computed by the straight-line method over the estimated useful lives. The typical estimated useful lives of depreciable assets are 35 years for buildings and improvements and 3 to 5 years for all others.

Software development and enhancement: The Company incurs certain costs to enhance its computer programs. All such costs are expensed as incurred. Expenditures for major software purchases are capitalized and amortized by the straight-line method over the estimated useful lives of the related assets.

Reserve for workers' compensation: Workers' compensation for PEO worksite employees is provided under a deductible insured plan whereby the maximum individual claims exposure is $350,000 and the aggregate claims exposure is limited to a percentage of workers' compensation payroll. The Company recorded reserves for workers' compensation claims cost at the expected liability amount based on the estimated loss exposure considering the maximum potential exposure under the insurance policies. At May 31, 1997 and 1996, the recorded reserve is at the maximum exposure under the insurance policies. The portion of the reserve not expected to be paid within one year has been classified as a non-current liability.

Revenue recognition: Revenues from Payroll activities include those amounts billed for services rendered, as well as investment income earned from ENS products. Revenues and the related costs of wages, salaries and employment taxes from PEO activities of worksite employees are recognized in the period in which the employee performs the service.

Deferred revenue: The Company defers revenue on certain services billed in advance. The revenue is recognized upon completion of these services.

Income taxes: The Company accounts for deferred taxes by recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Stock-based compensation costs: The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," effective June 1, 1996. As permitted by that Statement, the Company elected to continue to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock-based compensation costs. Under APB No. 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Earnings per share: Earnings per share are based on the weighted-average common shares outstanding in each year. Common stock equivalents have not been included as their impact is not material.

Cash dividends per share: Cash dividends per share have been restated for the year ended May 31, 1996, to include the effects of distributions made to the stockholders of National Business Solutions, Inc. Cash dividends per share as restated for the year ended May 31, 1996, were $.17 as compared to $.15 as originally reported. The restatement had no effect for the years ended May 31, 1997 and 1995.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual amounts and results could differ from those estimated.

Recently issued accounting standards: In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which will be adopted for interim and annual periods ending after December 15, 1997. This Statement will not impact the Company's currently reported earnings per share. The Company will be required to change the method currently used to compute fully diluted earnings per share, but the impact is not expected to be material.

Reclassifications: Certain amounts from prior years are reclassified to conform to 1997 presentations.

NOTE B  -  BUSINESS COMBINATIONS
--------------------------------

On November 21, 1996, the Company acquired all of the common stock of Olsen Computer Systems, Inc., now Paychex Computer Systems, Inc., in exchange for 589,389 shares of Paychex common stock in a business combination accounted for as a pooling of interests. Results of operations prior to the completion of the merger have not been restated as the effects are not material. Olsen Computer Systems, Inc., is a leading developer and provider of PC-based software to payroll service bureaus offering automated payroll and human resource records management.

On August 29, 1996, the Company acquired all of the common stock of The Payroll Service, Inc., a payroll services company, in exchange for approximately 82,781 shares of Paychex common stock in a business combination accounted for as a pooling of interests. Results of operations prior to the completion of the merger have not been restated as the effects are not material.

On August 26, 1996, the Company acquired all of the common stock of National Business Solutions, Inc. (NBS), now Paychex Business Solutions, Inc. (PBS), a professional employer organization headquartered in St. Petersburg, Florida, in exchange for 4,401,744 shares of Paychex common stock in a business combination accounted for as a pooling of interests. Information included in these consolidated financial statements and footnotes has been restated to reflect this merger.

The following is a reconciliation of the amounts of revenue and net income previously reported with restated amounts:

For the years ended May 31,                             1996       1995
-------------------------------------------------------------------------
(In thousands except per share amounts)
Revenue
  Consolidated Paychex, as previously reported        $325,285   $267,176
  National Business Solutions, Inc.                    241,158    144,890
                                                      --------   --------
Consolidated Paychex, as restated                     $566,443   $412,066
                                                      ========   ========

Net income
  Consolidated Paychex, as previously reported        $ 52,333   $ 39,040
  National Business Solutions, Inc.                      2,702      1,349
                                                      --------   --------
Consolidated Paychex, as restated                     $ 55,035   $ 40,389
                                                      ========   ========

Earnings per share                                    $    .51   $    .38
                                                      ========   ========
-------------------------------------------------------------------------

On September 29, 1995, the Company acquired all of the outstanding stock of The Payroll Company, Inc. (d/b/a Payday), a payroll services company, in exchange for approximately 260,700 shares of Paychex common stock with a fair value of $5,000,000 at the date of acquisition. The agreement included a guarantee that stock issued at $19.07 and not sold prior to September 29, 2000, will appreciate by a minimum of 20% to $22.87 or by approximately $1,000,000 over the five-year period ending on September 29, 2000. The per share market value of Paychex common stock at May 31, 1997 was $36.75.

The Payday acquisition was accounted for as a purchase and recorded at the net present value of the guaranteed $6,000,000 purchase price. Goodwill of approximately $4,000,000 was recorded in Other assets and is amortized on a straight-line basis over 10 years. The results of operations of Payday are included in the accompanying financial statements from the date of acquisition and did not have a significant impact on the consolidated financial statements.

On June 15, 1995, the Company acquired all of the common stock of Pay-Fone Systems, Inc., a payroll services company, in exchange for approximately 746,850 shares of Paychex common stock in a business combination accounted for as a pooling of interests. Results of operations prior to the completion of the merger have not been restated as the effects are not material.

NOTE C -  INVESTMENTS
---------------------

Investments consist of various governmental securities, investment grade municipal securities, money market funds and other cash equivalents. No individual issue comprises greater than 1% of total assets. The estimated fair value of these investments is determined based on information received from an independent pricing service. Investments are as follows:

May 31,                                                                         1997                      1996
                                                                         Cost        Fair value     Cost     Fair value
-----------------------------------------------------------------------------------------------------------------------
(In thousands)
Type of issue
  Money market funds and other cash equivalents                        $  555,172    $  555,172    $344,503    $344,503

  Securities:
     General obligation municipal bonds                                   178,571       178,797     145,830     145,076
     Pre-Refunded municipal bonds                                         193,135       193,635     130,192     129,639
     Revenue municipal bonds                                               97,931        98,182      72,953      72,611
     U.S. Treasury bonds and other                                          3,712         3,627      11,123      10,613
                                                                       ----------    ----------    --------    --------
  Total securities                                                        473,349       474,241     360,098     357,939

                                                                       ----------    ----------    --------    --------
Total investments                                                      $1,028,521    $1,029,413    $704,601    $702,442
                                                                       ==========    ==========    ========    ========

Classification of investments on consolidated balance sheets:
  Investments                                                                        $  132,780                $102,967
  Electronic Network Services investments                                               896,633                 599,475
                                                                                     ----------                --------
                                                                                     $1,029,413                $702,442
                                                                                     ==========                ========
-----------------------------------------------------------------------------------------------------------------------

The Company is exposed to credit risks from the possible inability of the borrowers to meet the terms of their bonds. In addition, the Company is exposed to interest rate risk as interest rate volatility may cause fluctuations in the market value and earnings potential of investments. The Company attempts to limit these risks by investing primarily in AAA- and AA-rated securities, A-rated or better money market funds, limiting amounts that can be invested in any single instrument, and by investing in short- to intermediate-term instruments whose market value is less sensitive to interest rate changes.

Cost, unrealized gains and losses, and the estimated fair value of securities are as follows:

                                       Gross        Gross
                                     unrealized   unrealized    Fair
May 31,                      Cost      gains        losses      value
-----------------------------------------------------------------------
(In thousands)
1997                      $473,349     $1,642       $  750     $474,241
1996                      $360,098     $  691       $2,850     $357,939
-----------------------------------------------------------------------

Net realized gains and losses on sales of available-for-sale securities are included in Payroll revenue and Investment income on the consolidated statements of income. Gross realized gains and losses were as follows:

For the years ended May 31,        1997      1996      1995
------------------------------------------------------------
(In thousands)
Gross realized gains               $602     $3,770     $299
Gross realized losses              $438     $1,074     $597
------------------------------------------------------------

The amortized cost and estimated fair value of securities at May 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

                                                              Fair
May 31, 1997                                      Cost        value
--------------------------------------------------------------------
(In thousands)
Maturity date:
  Due in one year or less                      $ 17,723     $ 17,778
  Due after one year through three years        240,467      240,954
  Due after three years through five years      186,977      187,246
  Due after five years                           28,182       28,263
                                               --------     --------
Total securities                               $473,349     $474,241
                                               ========     ========
--------------------------------------------------------------------

NOTE D - PROPERTY AND EQUIPMENT - NET
-------------------------------------

May 31,                                                    1997      1996
---------------------------------------------------------------------------
(In thousands)
Land and improvements                                   $  2,789   $  2,787
Buildings and improvements                                24,672     24,145
Data processing equipment and software                    50,973     43,439
Furniture, fixtures and equipment                         44,251     37,921
Leasehold improvements                                     3,582      2,718
                                                        --------   --------
                                                         126,267    111,010
Less accumulated depreciation and amortization            72,089     60,355
                                                        --------   --------
                                                        $ 54,178   $ 50,655
                                                        ========   ========
---------------------------------------------------------------------------

NOTE E - STOCKHOLDERS' EQUITY
-----------------------------

The Company declared three-for-two stock splits effected in the form of 50% stock dividends on outstanding shares on various dates as follows:

                Stock dividend     Payable to      Stock dividend
                 declaration       holders of       distribution
 Fiscal year         date            record            dates
-----------------------------------------------------------------
    1997        April 10, 1997     May 8, 1997     May 29, 1997
    1996        April 11, 1996     May 2, 1996     May 23, 1996
    1995        April 13, 1995     May 2, 1995     May 25, 1995
-----------------------------------------------------------------

Earnings per share, cash dividends per share, weighted-average shares outstanding and all applicable footnotes have been adjusted to reflect the stock splits noted above.

NOTE F - STOCK OPTION PLANS
---------------------------

The Company reserved 2,812,500 shares authorized to be granted to employees in the form of non-qualified and incentive stock options under the 1995 Stock Incentive Plan, with 1,097,496 shares available for future grants at May 31, 1997. In addition to grants awarded to the Company's management, a broad-based grant of 1,047,242 incentive stock options was made to more than 4,000 employees in 1997. The 1992 and 1987 Stock Incentive Plans expired on August 13, 1995 and 1992, respectively; however, options to purchase 1,821,978 shares under these plans remain outstanding. The exercise price for the shares subject to options of the Company's common stock may not be less than 100% of the fair market value on the date of grant. If a grantee owns more than 10% of the Company's outstanding common stock, the exercise price for the shares subject to incentive stock options must not be less than 110% of the fair market value on the date of grant. Stock option grants have a contractual life of ten years, and vest after a minimum two years of service from the date of grant, with annual vesting ranging from 33.3% to 50% of the original award granted. No employee stock-based compensation costs have been recognized for the years ended May 31, 1997, 1996 and 1995.

The following table summarizes stock option activity for the three years ended May 31, 1997:

                                      Shares subject      Weighted-average
                                        to options         exercise price
--------------------------------------------------------------------------
Outstanding at May 31, 1994             2,977,992            $ 5.18
  Granted                                 512,332            $10.65
  Exercised                              (385,191)           $ 3.28
  Forfeited                              (100,650)           $ 9.42
                                        ---------
Outstanding at May 31, 1995             3,004,483            $ 6.22
  Granted                                 744,866            $17.83
  Exercised                              (720,061)           $ 3.92
  Forfeited                               (89,567)           $ 8.57
                                        ---------
Outstanding at May 31, 1996             2,939,721            $ 9.65
  Granted                               1,316,042            $38.46
  Exercised                              (399,652)           $ 5.45
  Forfeited                              (319,129)           $24.71
                                        ---------
Outstanding at May 31, 1997             3,536,982            $19.49
                                        =========

Exercisable at May 31, 1995             1,562,627            $ 3.27
Exercisable at May 31, 1996             1,257,948            $ 4.66
Exercisable at May 31, 1997             1,311,371            $ 6.10
--------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at May 31, 1997:

                               Options outstanding                          Options exercisable
                   ------------------------------------------------    ----------------------------
                    Shares         Weighted-       Weighted-average     Shares         Weighted-
  Range of          subject        average            remaining         subject         average
exercise prices    to options    exercise price    contractual life    to options    exercise price
---------------    ----------    --------------    ----------------    ----------    --------------
$ 1.99 -  5.68       914,528         $ 3.94           4.0 years          841,419         $ 3.78
$ 7.23 - 12.15       907,450         $10.19           6.8 years          466,202         $10.14
$20.17 - 22.61       537,975         $20.27           8.4 years            3,750         $22.60
$29.42 - 40.67     1,177,029         $38.38           9.5 years                -         $    -
                   ---------                                           ---------
$ 1.99 - 40.67     3,536,982         $19.49           7.2 years        1,311,371         $ 6.10
                   =========                                           =========
---------------------------------------------------------------------------------------------------

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.
This disclosure is not likely to be representative of the effects on reported pro forma net income and earnings per share for future years, because stock options vest over a range of 33.3% to 50% per year and additional awards generally are made each year. The Company's pro forma net income and earnings per share are as follows:

For the years ended May 31,                        1997        1996
---------------------------------------------------------------------
(In thousands except per share amounts)
Pro forma net income                             $72,060     $54,523
Pro forma earnings per share                     $   .67     $   .51
---------------------------------------------------------------------

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The fair value of those stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

For the years ended May 31,                      1997      1996
----------------------------------------------------------------
Risk-free interest rate                          6.2%      5.9%
Dividend yields                                   .9%      1.6%
Volatility factors                                .28       .29
Expected option term life in years                4.9       4.5
----------------------------------------------------------------

The weighted-average grant-date estimated fair value of stock options granted for the years ended May 31, 1997 and 1996 were $12.58 and $5.89 per share, respectively.

NOTE G - INCOME TAXES
---------------------

The net deferred tax asset components are as follows:

May 31,                                                     1997     1996
--------------------------------------------------------------------------
(In thousands)
Deferred tax assets:
  Accrued vacation pay                                     $1,330   $1,391
  Reserve for workers' compensation claims                  1,105        -
  Allowance for bad debts                                     987      817
  Accrual for future medical claims                           809      293
  Unrealized losses on available-for-sale securities            -      867
  Other                                                     1,338      903
                                                           ------   ------
Gross deferred tax assets                                   5,569    4,271
                                                           ------   ------
Deferred tax liabilities:
  Revenue not subject to current taxes                      1,931    1,877
  Depreciation                                                629      554
  Unrealized gains on available-for-sale securities           353        -
  Other                                                        24       76
                                                           ------   ------
Gross deferred tax liabilities                              2,937    2,507
                                                           ------   ------
Net deferred tax asset                                     $2,632   $1,764
                                                           ======   ======
--------------------------------------------------------------------------

The components of the provision for income taxes are as follows:

For the years ended May 31,          1997       1996       1995
----------------------------------------------------------------
(In thousands)
Current:
  Federal                          $24,699    $15,400    $11,404
  State                              5,860      4,952      3,970
                                   -------    -------    -------
Total current                       30,559     20,352     15,374
                                   -------    -------    -------
Deferred:
  Federal                           (1,719)       (18)       (31)
  State                               (334)        20        (10)
                                   -------    -------    -------
Total deferred                      (2,053)         2        (41)
                                   -------    -------    -------
Provision for income taxes         $28,506    $20,354    $15,333
                                   =======    =======    =======
----------------------------------------------------------------

NBS elected to be taxed as a subchapter S corporation under Federal and state provisions for the years ended May 31, 1996 and 1995. Accordingly, no tax provision was recorded for that corporation in these restated consolidated financial statements, resulting in a reduction of the Company's overall effective tax rate. Reconciliations of the U.S. Federal statutory tax rate with effective tax rates reported for income before income taxes were as follows:

For the years ended May 31,                     1997     1996     1995
-----------------------------------------------------------------------
Federal statutory rate                          35.0%    35.0%    35.0%
Increase (decrease) resulting from:
  State income taxes, net of Federal benefit     3.5      4.3      4.6
  Tax-exempt municipal bond interest           (10.9)   (11.3)   (11.9)
  Benefit from NBS income not subject
    to income taxes                                -     (1.3)     (.9)
  Other items                                    (.1)      .3       .7
                                                -----    -----    -----
Effective tax rate                              27.5%    27.0%    27.5%
                                                =====    =====    =====
-----------------------------------------------------------------------

NOTE H - EMPLOYEE BENEFITS
--------------------------

The Company's 401(k) Incentive Retirement Plans allow employees with one or more years of service to participate. The Company currently matches 50% of an employee's voluntary contribution up to a maximum of 3% of eligible compensation. Company contributions for the years ended May 31, 1997, 1996 and 1995 were $2,712,000, $2,264,000 and $1,913,000, respectively.

The Company's PEO sponsors and administers a 401(k) plan and a money purchase plan on behalf of its worksite employees. PEO clients, at their discretion, may contribute a matching contribution on behalf of each participant for whom an elective contribution was made during the plan year.

NOTE I - COMMITMENTS & CONTINGENCIES
------------------------------------

At May 31, 1997, the Company has available unsecured lines of credit from various banks totaling $262,500,000. No amounts were outstanding against the lines of credit at May 31, 1997.

In January 1997, the Company issued an uncollaterallized fixed letter of credit for $3,692,000 as required by workers' compensation insurance policies.

The Company is a defendant in various lawsuits as a result of normal operations and in the ordinary course of business. Management believes the outcome of these lawsuits will not have a material effect on the financial position or results of operations of the Company.

The Company leases office space and data processing equipment under terms of various operating leases. All data processing equipment leases contain purchase options at prices representing the fair value of the equipment at expiration of the lease term. Rent expense is as follows:

For the years ended May 31,          1997       1996       1995
----------------------------------------------------------------
(In thousands)
Office space                       $14,135    $12,888    $10,707
Data processing equipment            3,179      2,455      1,640
                                   -------    -------    -------
Total rent expense                 $17,314    $15,343    $12,347
                                   =======    =======    =======
----------------------------------------------------------------

The future minimum lease payments under various noncancelable operating leases consist of the following:

----------------------------------------------------
(In thousands)
1998                                         $15,694
1999                                          13,561
2000                                          10,865
2001                                           7,641
2002                                           2,967
Thereafter                                     1,199
                                             -------
Total future minimum lease payments          $51,927
                                             =======
----------------------------------------------------

NOTE J - SEGMENT FINANCIAL INFORMATION
--------------------------------------

See Note A for a description of the Company's business segments.

For the years ended May 31,                                   1997           1996         1995
------------------------------------------------------------------------------------------------
(In thousands)
OPERATING RESULTS
Total revenue:
  Payroll                                                   $  368,855     $309,517     $254,093
  HRS-PEO revenue:
    Service revenue                                             30,878       23,791       18,020
    PEO direct costs billed (1)                                334,966      233,135      139,953
                                                            ----------     --------     --------
  Total HRS-PEO revenue                                        365,844      256,926      157,973
                                                            ----------     --------     --------
  Total revenue                                                734,699      566,443      412,066
PEO direct costs (1)                                           334,966      233,135      139,953
                                                            ----------     --------     --------
Total revenue less PEO direct costs                            399,733      333,308      272,113
                                                            ----------     --------     --------
Operating costs:
  Payroll                                                      104,118       93,333       75,837
  HRS-PEO                                                       10,916        7,902        5,826
                                                            ----------     --------     --------
  Total operating costs                                        115,034      101,235       81,663
                                                            ----------     --------     --------
Selling, general and administrative expenses:
  Payroll                                                      165,315      143,421      122,325
  HRS-PEO                                                       15,488       14,198       12,173
                                                            ----------     --------     --------
  Total selling, general and administrative expenses           180,803      157,619      134,498
                                                            ----------     --------     --------
Operating income:
  Payroll                                                       99,422       72,763       55,931
  HRS-PEO                                                        4,474        1,691           21
                                                            ----------     --------     --------
  Total operating income                                       103,896       74,454       55,952
General corporate expenses                                       7,271        4,532        3,688
Investment income                                                7,031        5,467        3,458
                                                            ----------     --------     --------
Income before income taxes                                  $  103,656     $ 75,389     $ 55,722
                                                            ==========     ========     ========

(1) Wages and payroll taxes of PEO worksite employees and their related benefit premiums and claims.

OTHER FINANCIAL INFORMATION
Purchases of property and equipment:
  Payroll                                                   $   16,438     $ 16,790     $ 11,334
  HRS-PEO                                                        1,736          661          626
  Corporate                                                        362          355          575
                                                            ----------     --------     --------
  Total purchases of property and equipment                 $   18,536     $ 17,806     $ 12,535
                                                            ==========     ========     ========
Depreciation and amortization expense:
  Payroll                                                   $   13,980     $ 11,827     $  9,460
  HRS-PEO                                                          585          453          281
  Corporate                                                      6,879        4,885        3,721
                                                            ----------     --------     --------
  Total depreciation and amortization expense               $   21,444     $ 17,165     $ 13,462
                                                            ==========     ========     ========
Identifiable assets at May 31,
  Payroll                                                   $  971,814     $666,943     $529,680
  HRS-PEO                                                       25,197       17,050        9,683
  Corporate                                                    204,312      147,592      108,003
                                                            ----------     --------     --------
  Total identifiable assets                                 $1,201,323     $831,585     $647,366
                                                            ==========     ========     ========
------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)

------------------------------------------------------------------------------------------------
1997                           August 31,   November 30,   February 28,     May 31,       Year
------------------------------------------------------------------------------------------------
(In thousands except per share amounts)
Total revenue                   $166,042     $169,499       $195,562       $203,596     $734,699
Operating income                  22,097       23,349         25,022         26,157       96,625
Net income                        17,073       18,068         19,286         20,723       75,150
Earnings per share                   .16          .17            .18            .19          .70
Dividends per share                  .04          .06            .06            .06          .22
Market value per share:
     High                          37.38        42.38          37.88          37.38        42.38
     Low                           26.88        33.13          28.38          25.50        25.50
------------------------------------------------------------------------------------------------
1996                           August 31,   November 30,   February 29,     May 31,       Year
------------------------------------------------------------------------------------------------
Total revenue                   $123,487     $129,911       $153,475       $159,570     $566,443
Operating income                  16,283       17,080         17,108         19,451       69,922
Net income                        12,781       13,475         13,789         14,990       55,035
Earnings per share                   .12          .12            .13            .14          .51
Dividends per share                  .03          .04            .04            .06          .17
Market value per share:
     High                          18.58        20.92          26.08          31.33        31.33
     Low                           13.08        18.00          17.67          22.92        13.08
------------------------------------------------------------------------------------------------

Note: Per share amounts have been adjusted for three-for-two stock splits in May 1997 and May 1996.