Form 10-K, Exhibit 13
period 1998-05-31
PAYCHEX INC
filed 1998-08-27
CIK 723531

EXHIBIT 13: PORTIONS OF THE ANNUAL REPORT TO STOCKHOLDERS FOR THE FISCAL YEAR ENDED MAY 31, 1998 (PAGES 16 THROUGH 39).

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                 OPERATIONS

Management's Discussion and Analysis reviews the Company's operating results for each of the three fiscal years in the period ended May 31, 1998, and its financial condition at May 31, 1998. The focus of this review is on the underlying business reasons for significant changes and trends affecting revenues, net income and financial condition. This review should be read in conjunction with the accompanying Consolidated Financial Statements, the related Notes to Consolidated Financial Statements, and the Eleven-Year Summary of Selected Financial Data. Forward-looking statements in this Management's Discussion and Analysis are qualified by the cautionary statement at the beginning of this Annual Report.


Results of Operations

For the years
  ended May 31,              1998    Change         1997    Change         1996
(In thousands,
  except per share amounts)
-------------------------------------------------------------------------------
Service revenues        $ 493,704    +23.5%    $ 399,733    +19.9%    $ 333,308
Operating income        $ 134,700    +39.4%    $  96,625    +38.2%    $  69,922
Income before
  income taxes          $ 144,173    +39.1%    $ 103,656    +37.5%    $  75,389
Net income              $ 102,219    +36.0%    $  75,150    +36.5%    $  55,035
Basic earnings
  per share             $     .63    +37.0%    $     .46    +35.3%    $     .34
Diluted earnings
  per share             $     .62    +34.8%    $     .46    +35.3%    $     .34
-------------------------------------------------------------------------------

The financial results for Paychex, Inc., in 1998 reflected the eighth consecutive year of record revenues and net income, and the seventh consecutive year of net income growth of 36% or more. The Company's ability to continually grow its client base, increase the utilization of ancillary services and decrease operating expenses as a percent of service revenues resulted in eight years of average compounded annual growth in service revenues of 19% and net income of 36%.

Business and reportable segments: In May 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has two business segments: Payroll and Human Resource Services-Professional Employer Organization (HRS-PEO). The Statement requires the Company to report segment financial information consistent with the presentation made to the Company's management for decision-making purposes. Prior year segment disclosures have been restated to be consistent with the year ended May 31, 1998.

Payroll segment:

For the years
  ended May 31,                  1998   Change        1997   Change        1996
(In thousands)
-------------------------------------------------------------------------------
Payroll service revenue      $455,227   +23.4%    $368,855   +19.2%    $309,517
Payroll operating income     $180,265   +33.2%    $135,364   +25.4%    $107,957
Investment revenue included
  in Payroll service revenue $ 43,429   +27.3%    $ 34,105   +26.2%    $ 27,025

Client statistics at May 31,
Payroll clients                 293.6   +11.8%       262.7   +12.1%       234.3
Taxpay clients                  220.7   +22.0%       180.9   +38.0%       131.1
Direct Deposit clients          104.4   +36.5%        76.5   +49.1%        51.3
Check Signing clients            33.5   +23.2%        27.2   +21.4%        22.4
-------------------------------------------------------------------------------

Revenues: Payroll, Taxpay and Direct Deposit revenues include service fees and investment revenue. Investment revenue is earned during the period between collecting client funds and remitting the funds to the applicable tax authorities for Taxpay clients and client employees for Direct Deposit clients. The increase in service revenue for 1998 and 1997 is primarily related to the continued growth of the Payroll client base and increased utilization of ancillary services such as Taxpay, Direct Deposit and Check Signing by both new and existing clients. During 1998 and 1997, the growth of the Taxpay client base was accelerated by the Internal Revenue Service's Electronic Federal Tax Payment System (EFTPS) mandate, which required many small businesses to remit payroll tax payments electronically as of July 1, 1997. Remitting payroll tax payments electronically resulted in the payments becoming "good funds" one day earlier, which reduced tax-exempt investment revenue in 1998. The revenue loss was offset by a modest price increase for Taxpay services. As of May 31, 1998, approximately 75% of Payroll clients utilize the Taxpay service. Client utilization of this product is expected to mature within the next several years within a range of 82% to 87%. Client utilization of Direct Deposit at the end of fiscal 1998 was approximately 36%, and will provide additional growth opportunities in fiscal 1999 and beyond. During the second quarter of fiscal 1998, the Payroll segment also began to earn new revenues from the reporting of clients' newly hired employees to meet federal and state requirements. Fiscal 1999's percentage growth in revenue is expected to approximate 1997's rate, as the growth benefits from EFTPS diminish.

Operating income: Operating income for 1998 and 1997 increased as a result of continued growth of the client base, record levels of client retention, increased utilization of ancillary services and leveraging of the segment's operating expense base.

HRS-PEO segment:

For the years
  ended May 31,               1998     Change       1997     Change        1996
(In thousands)
-------------------------------------------------------------------------------
HRS-PEO service revenue   $ 38,477    + 24.6%   $ 30,878    + 29.8%    $ 23,791
PEO direct costs billed    499,741    + 49.2%    334,966    + 43.7%     233,135
                          --------    -------   --------    -------    --------
Total HRS-PEO revenue      538,218    + 47.1%    365,844    + 42.4%     256,926
PEO direct costs           499,741    + 49.2%    334,966    + 43.7%     233,135

HRS-PEO operating income  $  6,642    + 18.7%   $  5,596    +109.4%    $  2,672

Client statistics at May 31,
401(k) clients                 6.0    +100.0%        3.0    +130.8%         1.3
401(k) client funds
  managed externally
  (in millions)           $  383.3    +177.2%   $  138.3    +295.1%    $   35.0
Section 125 clients           16.4    + 24.2%       13.2    + 15.8%        11.4
PEO worksite employees        19.2    + 39.1%       13.8    + 50.0%         9.2
-------------------------------------------------------------------------------

Revenues: The growth in service revenue for 1998 and 1997 was due to gains in the number of 401(k) recordkeeping clients, section 125 cafeteria plan clients and Professional Employer Organization (PEO) worksite employees. Fiscal 1999 revenues are expected to grow at a rate higher than Payroll segment revenues.

Operating income: Improvements in HRS-PEO operating income for 1998 and 1997 resulted primarily from revenue growth. Operating income for 1998 and 1997 was also impacted by start-up costs for continued HRS-PEO expansion and costs to centralize PEO administrative functions in Rochester, New York, which were completed in February 1998. During the first half of fiscal 1999, the Company will increase its 401(k) sales force by approximately 40 individuals to facilitate the goal of attaining 10,000 clients by the end of that fiscal year. Operating income for the full year of fiscal 1999 is expected to increase due to continued client base growth and from efficiencies gained from centralized operations.

PEO direct costs billed and direct costs: Consistent with industry practices and generally accepted accounting principles, total PEO revenues reported in the Consolidated Statements of Income include the service fee, plus the PEO direct costs billed to clients for the wages and payroll taxes of worksite employees, their related benefit premiums and claims and other direct costs. The increases in PEO direct costs billed and direct costs are reflective of the increases in the number of PEO worksite employees.

Corporate expenses:
For the years
  ended May 31,              1998     Change       1997     Change         1996
(In thousands)
-------------------------------------------------------------------------------
Corporate expenses       $ 52,207     +17.8%  $  44,335      +8.9%     $ 40,707
-------------------------------------------------------------------------------

Corporate expenses are primarily related to the Information Technology, Organizational Development, Finance and Senior Management functions of the Company. For fiscal 1998 and 1997, the increases in expenses are primarily related to additional employees and other expenditures necessary to support the continued growth of the Company's business. In addition, fiscal 1998 expenses reflect increased national marketing efforts which began during the third quarter. Fiscal 1999's expenses are expected to increase at a rate similar to fiscal 1998's.

Investment income:
For the years
  ended May 31,              1998     Change       1997     Change         1996
(In thousands)
-------------------------------------------------------------------------------
Investment income         $ 9,473     +34.7%   $  7,031     +28.6%      $ 5,467
-------------------------------------------------------------------------------

Investment income earned from the Company's Investments, which does not include the investment revenue earned from ENS investments, has grown mainly as a result of increases in investment balances generated from continual gains in operating cash flows. Investment income for 1999, subject to changes in market rates of interest, is expected to grow at a rate slightly lower than net income growth.

Income taxes: The Company's effective tax rate for fiscal 1998, 1997 and 1996 was 29.1%, 27.5% and 27.0%, respectively. The increase in the 1998 effective tax rate is due to the implementation of EFTPS in July 1997, which reduced tax-exempt investment revenue. Fiscal 1999's effective tax rate is expected to range from 29.5% to 30.0%, as taxable income before income taxes is expected to grow at a faster rate than tax-exempt income.

Liquidity and Capital Resources

Operating cash flows:
For the years
  ended May 31,              1998     Change       1997     Change         1996
(In thousands)
-------------------------------------------------------------------------------
Operating cash flows    $ 136,761     +27.8%  $ 107,027     +51.9%    $  70,444
-------------------------------------------------------------------------------

The continued increases in operating cash flows resulted primarily from the consistent achievement of record net income in each of the three years presented. Projected operating cash flows are expected to adequately support normal business operations and forecasted growth, planned purchases of property and equipment and planned dividend payments. Furthermore, at May 31, 1998, the Company had $250.5 million in available cash and investments and $262.5 million of available, uncommitted, unsecured and unused lines of credit.

Investments and ENS investments: Investments and ENS investments consist of various government securities, investment grade municipal securities, money market securities and other short-term cash equivalents. The Company's Investments increased from year-over-year gains in operating cash flows. ENS investment balances increased from greater client utilization of the Company's Taxpay and Direct Deposit services.

Credit Risk: The Company is exposed to credit risk in connection with these investments through the possible inability of the borrowers to meet the terms of the bonds. The Company attempts to limit credit risk by investing primarily in AAA and AA rated securities, A-1 rated short-term securities and limiting amounts that can be invested in any single instrument. At May 31, 1998, approximately 97% of the available-for-sale securities held an AA rating or better, and all short-term securities classified as cash equivalents held an A-1 rating or an equivalent rating.

Interest Rate Risk and Quantitative and Qualitative Disclosures of Market
Risks: The Company's available-for-sale securities (See Note C of the Notes to the Consolidated Financial Statements for a breakdown of the available-for-sale securities) are exposed to market risk from changes in interest rates, as rate volatility will cause fluctuations in the market value of held investments and the earnings potential of future investments. The Company's objective in managing interest rate risk is to mitigate the risk that earnings from the portfolio could be adversely impacted by changes in interest rates in the near term. The Company invests in short- to intermediate-term fixed-rate municipal and government securities, as they are less sensitive to interest rate fluctuations, and manages the portfolio to a benchmark duration of 2.5 to 3.0 years.

The Company has classified the debt securities portions of Investments and ENS investments as available-for-sale. Accordingly, these securities are reported on the Company's Consolidated Balance Sheets at fair value. Changes in market interest rates result in an unrealized gain or loss, which is included in the reported fair value of the recorded securities, with an offsetting amount recorded in stockholders' equity, and no related or immediate impact to the results of operations. During 1998, the balance of unrealized gains fluctuated from a low of $1.9 million to a high of $7.2 million. While this balance during 1998 was an unrealized gain, the fair value of the securities could potentially decrease to an unrealized loss position, depending upon changes in market rates. As of May 31, 1998, the Company had $654.5 million invested in available-for-sale securities at fair value, with a weighted-average yield to maturity of 4.5%. Assuming a hypothetical increase in interest rates of 75 basis points given the May 31, 1998 portfolio of securities, the resulting potential decrease in fair value would be approximately $13.4 million, or approximately 2.0% of the portfolio. Conversely, a corresponding decrease in interest rates would result in a comparable increase in fair value. This hypothetical increase or decrease in the fair value of the portfolio would be recorded as an adjustment to the portfolio's recorded value, with an offsetting amount recorded in stockholders' equity, and no related or immediate impact to the results of operations.

Purchases of property and equipment:
For the years
  ended May 31,              1998     Change       1997     Change         1996
(In thousands)
-------------------------------------------------------------------------------
Purchases of P&E         $ 28,386     +53.1%   $ 18,536      +4.1%     $ 17,806
-------------------------------------------------------------------------------

Due to the Company's continued client growth in 1998, significant purchases were made for upgrades to data processing equipment, including personal computers, and expansion and relocation of various facilities. During 1997, the Company implemented an upgrade of its laser printing equipment in branch offices through a five-year operating lease with future minimum lease payments of approximately $10 million. Purchases of property and equipment in fiscal 1999 are expected to be in the range of $30 million.

Cash dividends and stock splits:
For the years
  ended May 31,              1998     Change       1997     Change         1996
(In thousands, except
  per share amounts)
-------------------------------------------------------------------------------
Cash dividends           $ 35,871     +48.7%   $ 24,117     +36.4%     $ 17,685
Cash dividends
  per share              $    .22     +46.7%   $    .15     +36.4%     $    .11
-------------------------------------------------------------------------------

The Company has increased the quarterly cash dividend rate per share each October by 50% for the past three fiscal years. Fiscal 1996's cash dividends include the effect of $2.6 million in distributions to stockholders of National Business Solutions, Inc. (NBS), prior to its merger with the Company in August 1996. The Company has distributed three-for-two stock splits effected in the form of 50% stock dividends on outstanding shares each May for the past three fiscal years. All financial information within this Annual Report has been adjusted for these stock splits.


Other

Business combinations: During 1997, Paychex merged with NBS, which now operates as Paychex Business Solutions, Inc., in a pooling of interests transaction with results of operations restated prior to completion of the transaction.

The Company merged with Olsen Computer Systems, Inc., and the Payroll Service, Inc., in 1997 and Pay-Fone Systems, Inc., in 1996, in business combinations accounted for as pooling of interests. During 1996, the Company acquired the common stock of The Payroll Company, Inc., in a business combination accounted for as a purchase transaction. Each of these business combinations involved the issuance of Paychex common stock and did not have a significant impact on the Company's financial position and results of operations.

Recently issued accounting standards: Effective June 1, 1997, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is comprised of two components: net income and other comprehensive income. Comprehensive income includes all changes in equity during a period except those resulting from transactions with owners of the Company. The unrealized gains and losses, net of applicable income taxes, related to available-for-sale securities, is the only component reported in other comprehensive income in the Consolidated Statements of Stockholders' Equity for the Company. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130. The adoption of SFAS No. 130 did not have an effect on the Company's results of operations or financial position.

The Company expenses as incurred certain costs to develop and enhance its computer programs. Expenditures for vendor-provided software are capitalized and amortized by the straight-line method over their estimated useful lives, ranging from 3 to 5 years. In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for Computer Software Developed for or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. The SOP requires preliminary stage project costs to be expensed as incurred. Once a project is in the application development stage, the SOP requires all external direct costs for materials and services and payroll and related fringe benefit costs to be capitalized, and subsequently amortized over the estimated useful life of the project. The Company's management has not completed its assessment of what impact the SOP will have on future results of operations or financial position.

Year 2000 date conversion: The Company is actively pursuing resolution of year 2000 issues. The year 2000 problem originated with the advent of computers, when dates were stored without century indicators, in an effort to reduce the need for expensive storage space used for input, output and storage media. In order to process and calculate dates correctly, internal computer systems must be changed to handle the year 2000 and beyond. Year 2000 efforts extend past the Company's internal computer systems and require coordination with clients, vendors, government entities, financial institutions and other third parties to understand their plans for making systems and related interfaces compliant.

In response to year 2000 issues, the Company initiated a program to manage progress in year 2000 compliance efforts. The managers of the Company's year 2000 compliance program report directly to the Vice President of Information Technology and provide regular reports to the Company's Senior Management.

The Company plans to have all internal mission-critical systems year 2000
compliant by the end of calendar year 1998.   Processes and procedures are in
place to ensure the following: all future internal development and testing follows year 2000 development and testing standards; all projects undertaken in the interim deliver year 2000 compliant solutions; all future third-party hardware and software acquisitions are year 2000 compliant; and all commercial third-party service providers are being queried regarding their year 2000 compliance plans. In addition, the Company is actively working with all government agency partners to determine their year 2000 compliance plans, and has begun making year 2000 changes based on their mandates.

Calendar year 1999 will be used to react to yet unknown changes dictated by third parties, such as government agencies, hardware and software vendors, and financial institutions. Third-party interface testing with external agencies and partners is dependent upon those third parties completing their own year 2000 remediation efforts.

The Company currently anticipates expenditures for year 2000 efforts to approximate $5 million. The cost of the project and the date on which the Company plans to complete the year 2000 modifications are based on management's best estimates. These estimates were derived from internal assessments and assumptions of future events. The estimates may be adversely affected by the continued availability of personnel and system resources, as well as the failure of third-party vendors, service providers, and agencies to properly address year 2000 issues. There is no guarantee that these estimates will be achieved, and actual results could differ significantly from those anticipated.

                       REPORT OF INDEPENDENT AUDITORS

Board of Directors
Paychex, Inc.

     We have audited the accompanying consolidated balance sheets of Paychex, Inc. and subsidiaries as of May 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paychex, Inc. and subsidiaries at May 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP


Syracuse, New York
June 25, 1998

CONSOLIDATED STATEMENTS OF INCOME
In thousands, except per share amounts

For the years ended May 31,                          1998       1997       1996
Service revenues:
  Payroll                                       $ 455,227  $ 368,855  $ 309,517
  HRS-PEO                                          38,477     30,878     23,791
                                                  -------    -------    -------
Total service revenues                            493,704    399,733    333,308

 PEO direct costs billed (A)                      499,741    334,966    233,135
                                                  -------    -------    -------
Total revenue                                     993,445    734,699    566,443

PEO direct costs (A)                              499,741    334,966    233,135
Operating costs                                   131,731    115,034    101,235
Selling, general and
  administrative expenses                         227,273    188,074    162,151
                                                  -------    -------    -------
Operating income                                  134,700     96,625     69,922
Investment income                                   9,473      7,031      5,467
                                                  -------    -------    -------
Income before income taxes                        144,173    103,656     75,389
Income taxes                                       41,954     28,506     20,354
                                                  -------    -------    -------
Net income                                      $ 102,219   $ 75,150   $ 55,035
                                                  =======    =======    =======
Basic earnings per share                        $     .63   $    .46   $    .34
                                                  =======    =======    =======
Diluted earnings per share                      $     .62   $    .46   $    .34
                                                  =======    =======    =======
Weighted-average common
  shares outstanding                              163,009    162,002    160,394
                                                  =======    =======    =======
Weighted-average shares
  assuming dilution                               164,813    163,757    162,190
                                                  =======    =======    =======
Cash dividends per common share                 $     .22   $    .15   $    .11
                                                  =======    =======    =======
See Notes to Consolidated Financial Statements.

(A) Wages and payroll taxes of PEO worksite employees and their related benefit premiums and claims.

CONSOLIDATED BALANCE SHEETS
In thousands
May 31,                                                       1998         1997
Assets
Current assets:
    Cash and cash equivalents                           $   35,571   $   50,213
    Investments                                            214,967      132,780
    Interest receivable                                     13,227       10,462
    Accounts receivable                                     54,596       45,527
    Deferred income taxes                                    1,525        2,560
    Prepaid expenses and other current assets                4,391        2,486
                                                         ---------    ---------
Current assets before ENS investments                      324,277      244,028
                                                         ---------    ---------
    Electronic Network Services investments              1,154,501      896,633
                                                         ---------    ---------
Total current assets                                     1,478,778    1,140,661

Property and equipment--net                                 64,698       54,178
Deferred income taxes                                          517           72
Other assets                                                 5,794        6,412
                                                         ---------    ---------
Total assets                                            $1,549,787   $1,201,323
                                                         =========    =========
Liabilities
Current liabilities:
    Accounts payable                                    $   10,496   $    5,649
    Accrued compensation and related items                  33,649       26,969
    Deferred revenue                                         4,443        4,335
    Accrued income taxes                                     2,628        1,774
    Other current liabilities                               13,960       11,240
                                                         ---------    ---------
Current liabilities before ENS client deposits              65,176       49,967
                                                         ---------    ---------
    Electronic Network Services client deposits          1,150,484      896,080
                                                         ---------    ---------
Total current liabilities                                1,215,660      946,047
Other long-term liabilities                                  4,520        3,734
                                                         ---------    ---------
Total liabilities                                        1,220,180      949,781
Stockholders' Equity
Common stock, $.01 par value, authorized
  300,000 shares
  Issued: 163,188/1998 and 108,519/1997                      1,632        1,085
Additional paid-in capital                                  46,463       37,531
Retained earnings                                          278,107      212,387
Accumulated other comprehensive income                       3,405          539
                                                         ---------    ---------
Total stockholders' equity                                 329,607      251,542
                                                         ---------    ---------
Total liabilities and stockholders' equity              $1,549,787   $1,201,323
                                                         =========    =========
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
In thousands
                         Common Stock                   Accumulated
                         -------------                        Other
                                      Additional            Compre-
                                         paid-in  Retained  hensive
                         Shares Amount   capital  earnings   income      Total
                        -------  -----  --------  --------  -------  ---------
Balance at May 31, 1995  46,988  $ 470  $ 17,843  $122,601  $ 1,062  $ 141,976
Exercise of stock options   320      3     2,810                         2,813
Tax benefit from exercise
  of stock options                         2,671                         2,671
Shares issued in
  connection with three-
  for-two stock split    23,652    236                (281)                (45)
Shares issued in
  connection with merger
  and acquisition           672      7     6,777     1,866               8,650
Comprehensive income:
  Net income                                        55,035
  Other comprehensive
    income, net of tax:
      Unrealized losses
      on securities, net
      of reclassification
      adjustments                                            (2,354)
  Total comprehensive income                                            52,681
Cash dividends declared                            (17,685)            (17,685)
Other                                         11                            11
                        -------  -----    ------   -------   ------    -------
Balance at May 31, 1996  71,632    716    30,112   161,536   (1,292)   191,072
Exercise of stock options   267      3     2,177                         2,180
Tax benefit from exercise
  of stock options                         5,208                         5,208
Shares issued in
  connection with three-
  for-two stock split    36,172    362                (389)                (27)
Shares issued in
  connection with mergers   448      4        34       207                 245
Comprehensive income:
  Net income                                        75,150
  Other comprehensive
  income, net of tax:
    Unrealized gains on
    securities, net of
    reclassification
    adjustments                                               1,831
  Total comprehensive income                                            76,981
Cash dividends declared                            (24,117)            (24,117)
                        -------  -----    ------   -------    -----    -------

Balance at
  May 31, 1997          108,519  1,085    37,531   212,387      539    251,542
Exercise of stock
  options                   277      3     1,987                         1,990
Tax benefit from
  exercise of stock
  options                                  6,945                         6,945
Shares issued in
  connection with three-
  for-two stock split    54,392    544                (628)                (84)
Comprehensive income:
  Net income                                       102,219
  Other comprehensive
  income, net of tax:
    Unrealized gains on
    securities, net of
    reclassification
    adjustments                                               2,866
  Total comprehensive income                                           105,085
Cash dividends declared                            (35,871)            (35,871)
                        -------  -----    ------   -------    -----    -------
Balance at
  May 31, 1998          163,188 $1,632   $46,463  $278,107   $3,405   $329,607
                        =======  =====    ======   =======    =====    =======
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands
For the years ended May 31,                          1998       1997      1996
Operating Activities
Net income                                       $102,219   $ 75,150  $ 55,035
  Adjustments to reconcile net income to cash
    provided by operating activities:
    Depreciation and amortization on
      depreciable and intangible assets            18,764     15,329    13,940
    Amortization of premiums and discounts
      on available-for-sale securities              8,497      6,115     3,225
    Provision for deferred income taxes            (1,030)    (2,053)        2
    Provision for bad debts                         1,648      1,328     1,034
    Net realized gains on sales of
      available-for-sale securities                  (934)      (164)   (2,696)
Changes in operating assets and liabilities:
  Interest receivable                              (2,765)    (3,077)     (686)
  Accounts receivable                             (10,717)    (4,779)   (7,455)
  Prepaid expenses and other current assets        (1,905)      (583)      228
  Accounts payable and other current liabilities   22,154     19,189     7,553
  Net change in other assets and liabilities          830        572       264
                                                  -------    -------   -------
Net cash provided by operating activities         136,761    107,027    70,444
                                                  =======    =======   =======
Investing Activities
  Purchases of available-for-sale securities     (529,413)  (306,488) (565,557)
  Proceeds from sales of available-for-sale
    securities                                    338,818    185,161   479,087
  Proceeds from maturities of available-for-
    sale securities                                 7,232      2,125    12,882
  Net change in Electronic Network Services
    money market securities and other
    cash equivalents                             (159,769)  (210,669)  (88,676)
  Net change in Electronic Network Services
    client deposits                               254,404    294,720   129,836
  Purchases of property and equipment,
    net of disposals                              (28,197)   (18,008)  (17,511)
  Purchases of other assets                          (513)    (1,935)     (793)
                                                  -------    -------   -------
Net cash used in investing activities            (117,438)   (55,094)  (50,732)
                                                  =======    =======   =======
Financing Activities
  Dividends paid                                  (35,871)   (24,117)  (17,685)
  Proceeds from exercise of stock options           1,990      2,180     2,813
  Other                                               (84)       218      (465)
                                                  -------    -------   -------
Net cash used in financing activities             (33,965)   (21,719)  (15,337)
                                                  =======    =======   =======

Increase (decrease) in Cash and cash equivalents (14,642) 30,214 4,375 Cash and cash equivalents,
  beginning of fiscal year                         50,213     19,999    14,812
Cash obtained from merger and acquisition               -          -       812
                                                  -------    -------   -------
Cash and cash equivalents, end of fiscal year    $ 35,571   $ 50,213  $ 19,999
                                                  =======    =======   =======
Supplemental cash flow information
  Income taxes paid                              $ 35,191   $ 24,256  $ 17,672
                                                  =======    =======   =======
Non-cash financing transaction
  Tax benefit from exercise of stock options     $  6,945   $  5,208  $  2,671
                                                  =======    =======   =======
See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES
Principles of consolidation: The Consolidated Financial Statements include the accounts of Paychex, Inc., and its wholly-owned subsidiaries (the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

Business activities and reportable segments: The Company has two business and reportable segments: Payroll and Human Resource Services-Professional Employer Organization (HRS-PEO). Effective May 31, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement requires the Company to report segment financial information consistent with the presentation made to the Company's management for decision-making purposes. Prior year segment disclosures have been restated to be consistent with the year ended May 31, 1998.

Payroll segment: The Payroll segment is engaged in the preparation of payroll checks, internal accounting records, all federal, state and local payroll tax returns, and collection and remittance of payroll obligations for small- to medium-sized businesses. The Payroll segment collects and remits funds as part of its Electronic Network Services (ENS) products. In connection with Taxpay, the automated tax payment and filing service, the segment collects payroll taxes, files the applicable tax returns and pays taxes to the appropriate taxing authorities. The Direct Deposit product collects net payroll from client accounts and provides automatic salary deposit for employees. The ENS funds and related client deposit liabilities are included in the Consolidated Balance Sheets as current assets and current liabilities. Related income earned from these investments is included in Payroll service revenue. The amount of ENS funds held will vary significantly during the year.

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

The PEO portion of the HRS-PEO segment operates as Paychex Business Solutions, Inc. (PBS), previously National Business Solutions, Inc. (NBS), before its merger with the Company in August 1996, and is engaged primarily in providing human resource management and personnel administration services to a diverse client base of small- to medium-sized businesses. The PEO provides certain managed care services, including managed health care, employee assistance programs, drug-free workplace programs, comprehensive workers' compensation management, risk management and loss containment services. Consistent with PEO industry practice, PEO direct costs billed include the wages and payroll taxes of worksite employees, their related benefit premiums and claims, including workers' compensation, and other direct costs.

Cash and cash equivalents: Cash and cash equivalents consist of available cash, money market and municipal securities and other investments with a maturity of three months or less when purchased. The Company deposits available cash with creditworthy financial institutions. Amounts reported in the Consolidated Balance Sheets are approximate fair values.

Investments and ENS Investments: Debt securities included in Investments and ENS investments are classified as available-for-sale and are recorded at fair value based on market prices obtained from an independent pricing service. Unrealized gains and losses are reported as a component of other comprehensive income in stockholders' equity, net of applicable income taxes. Realized gains and losses on sales of securities are determined by specific identification of the security's cost basis.

Property and equipment--net: Property and equipment--net is stated at cost, less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over the estimated useful lives. The typical estimated useful lives of depreciable assets are 35 years for buildings and improvements and 3 to 5 years for all others.

Software development and enhancement: The Company expenses as incurred certain costs to develop and enhance its computer programs. Expenditures for vendor-provided software are capitalized and amortized by the straight-line method over their estimated useful lives, ranging from 3 to 5 years. In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98- 1, "Accounting for Computer Software Developed for or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. The SOP requires preliminary stage project costs to be expensed as incurred. Once a project is in the application development stage, the SOP requires all external direct costs for materials and services and payroll and related fringe benefit costs to be capitalized, and subsequently amortized over the estimated useful life of the project. The Company's management has not completed its assessment of what impact the SOP will have on future results of operations or financial position.

Revenue recognition: Revenues from Payroll activities include those amounts billed for services rendered, as well as investment revenue earned from ENS investments. Revenues and the related costs of wages, salaries and employment taxes from PEO activities of worksite employees are recognized in the period in which the employee performs the service.

Income taxes: The Company accounts for deferred taxes by recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company accounts for the tax benefit from the exercise of stock options by reducing its accrued income tax liability and increasing additional paid-in capital.

Stock-based compensation costs: SFAS No. 123, "Accounting for Stock-Based Compensation," establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by that Statement, the Company continues to account for such arrangements under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recognized for stock-option grants because the exercise price of the stock options equals the market price of the underlying stock on the date of grant.

Stock splits effected in the form of stock dividends: The Company declared three-for-two stock splits effected in the form of 50% stock dividends on outstanding shares payable to shareholders of record as of May 8, 1998, May 8, 1997, and May 2, 1996, with respective distribution dates of May 22, 1998, May 29, 1997, and May 23, 1996. Basic and diluted earnings per share, cash dividends per share, weighted-average shares outstanding and all applicable footnotes have been adjusted to reflect the aforementioned stock splits.

Comprehensive income: Effective June 1, 1997, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is comprised of two components: net income and other comprehensive income. Comprehensive income includes all changes in equity during a period except those resulting from transactions with owners of the Company. The unrealized gains and losses, net of applicable income taxes, related to available-for-sale securities is the only component reported in other comprehensive income in the Consolidated Statements of Stockholders' Equity for the Company. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130. The adoption of SFAS No. 130 did not have an effect on the Company's results of operations or financial position.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual amounts and results could differ from those estimated.

Reclassifications: Certain amounts from prior years are reclassified to conform to fiscal year 1998 presentations.

NOTE B - BASIC AND DILUTED EARNINGS PER SHARE

The Company adopted SFAS No. 128, "Earnings Per Share," effective for periods ending after December 15, 1997. All earnings per share amounts have been restated to present basic and diluted earnings per share. The following table sets forth the computation of basic earnings per share and diluted earnings per share:

For the years ended May 31,                            1998      1997      1996
In thousands, except per share amounts
                                                   --------  --------  --------
Basic earnings per share:
  Net income                                       $102,219  $ 75,150  $ 55,035
                                                    -------   -------   -------
  Weighted-average common shares outstanding        163,009   162,002   160,394
                                                    -------   -------   -------
  Basic earnings per share                         $    .63  $    .46  $    .34
                                                    =======   =======   =======
Diluted earnings per share:
  Net income                                       $102,219  $ 75,150  $ 55,035
                                                    -------   -------   -------
  Weighted-average common shares outstanding        163,009   162,002   160,394
  Effect of dilutive stock options
    at average market price                           1,804     1,755     1,796
                                                    -------   -------   -------
  Weighted-average shares assuming dilution         164,813   163,757   162,190
                                                    -------   -------   -------
  Diluted earnings per share                       $    .62  $    .46  $    .34
                                                    =======   =======   =======

For the years ended May 31, 1998, 1997 and 1996, weighted-average options to purchase shares of common stock in the amount of 960,000, 1,019,000 and 142,000, respectively, were not included in the computation of diluted earnings per share. These options had an exercise price that was greater than the average market price of the common shares for the period and, therefore, the effect would have been antidilutive.

NOTE C -  INVESTMENTS AND ENS INVESTMENTS

Investments and ENS investments consist of various governmental securities, investment grade municipal securities, money market securities and other cash equivalents. Investments and ENS investments are as follows:

May 31,                                  1998                    1997
In thousands                    ----------------------  ----------------------
Type of issue                         Cost        Fair       Cost         Fair
                                                 value                   value
Money market securities and
  other cash equivalents        $  714,941  $  714,941  $  555,172  $  555,172
Available-for-sale securities:
  General obligation municipal
    bonds                          212,222     213,940     178,571     178,797
  Pre-Refunded municipal bonds     236,151     238,462     193,135     193,635
  Revenue municipal bonds          199,545     200,850      97,931      98,182
  Other securities                   1,231       1,275       3,712       3,627
                                 ---------   ---------   ---------   ---------
Total available-for-sale
  securities                       649,149     654,527     473,349     474,241
                                 =========   =========   =========   =========
Total Investments and
  ENS investments               $1,364,090  $1,369,468  $1,028,521  $1,029,413
                                 =========   =========   =========   =========
Classification of investments on
  Consolidated Balance Sheets:
  Investments                   $  213,606  $  214,967  $  132,441  $  132,780
  ENS investments                1,150,484   1,154,501     896,080     896,633
                                 ---------   ---------   ---------   ---------
                                $1,364,090  $1,369,468  $1,028,521  $1,029,413
                                 =========   =========   =========   =========

The Company is exposed to credit risk from the possible inability of the borrowers to meet the terms of their bonds. In addition, the Company is exposed to interest rate risk as rate volatility will cause fluctuations in the market value of held investments and the earnings potential of future investments. The Company attempts to limit these risks by investing primarily in AAA and AA rated securities, A-1 rated short-term securities, limiting amounts that can be invested in any single instrument, and by investing in short- to intermediate-term instruments whose market value is less sensitive to interest rate changes. At May 31, 1998, no individual issue comprises greater than 1% of total assets, approximately 97% of the available-for-sale securities held an AA rating or better, and all short-term securities classified as cash equivalents held an A-1 rating or an equivalent rating.

Cost, gross unrealized gains and losses, and the fair value of the available-for-sale securities are as follows:

                                           Gross        Gross
May 31,                               unrealized   unrealized         Fair
In thousands                   Cost        gains       losses        value
                           --------   ----------   ----------     --------
1998                       $649,149     $  5,524     $    146     $654,527
1997                       $473,349     $  1,642     $    750     $474,241

Net realized gains and losses on sales of available-for-sale securities are included in Payroll revenue and Investment income on the Consolidated Statements of Income. Gross realized gains and losses were as follows:

For the years ended May 31,            1998     1997     1996
In thousands                         ------   ------   ------
Gross realized gains                 $1,481   $  602   $3,770
Gross realized losses                $  547   $  438   $1,074

The cost and fair value of available-for-sale securities at May 31, 1998, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

May 31, 1998                                                 Fair
                                                  Cost      value
In thousands                                  --------   --------
Maturity date:
  Due in one year or less                     $ 33,968   $ 34,123
  Due after one year through three years       276,378    279,065
  Due after three years through five years     207,813    209,455
  Due after five years                         130,990    131,884
                                               -------    -------
Total available-for-sale securities           $649,149   $654,527
                                               =======    =======

NOTE D - PROPERTY AND EQUIPMENT--NET

May 31,                                          1998        1997
In thousands                                 --------    --------
  Land and improvements                      $  2,815    $  2,789
  Buildings and improvements                   24,914      24,672
  Data processing equipment and software       64,247      50,973
  Furniture, fixtures and equipment            52,752      44,251
  Leasehold improvements                        7,323       3,582
                                              -------     -------
                                              152,051     126,267
  Less accumulated depreciation and
    amortization                               87,353      72,089
                                              -------     -------
                                             $ 64,698    $ 54,178
                                              =======     =======

NOTE E - STOCK OPTION PLANS

The Company reserved 4,218,750 shares to be granted to employees in the form of non-qualified and incentive stock options under the 1995 Stock Incentive Plan, with 773,000 shares available for future grants at May 31, 1998. The 1992 and 1987 Stock Incentive Plans expired in August 1995 and 1992, respectively; however, options to purchase 2,346,000 shares under these plans remain outstanding. The exercise price for the shares subject to options of the Company's common stock may not be less than 100% of the fair market value on the date of grant. Stock option grants have a contractual life of ten years, and generally vest after a minimum two years of service from the date of grant, with annual vesting ranging from 33.3% to 50% of the original award granted. The following table summarizes stock option activity for the three years ended May 31, 1998:

                                          Shares
                                         subject   Weighted-
In thousands, except per share amounts        to     average
                                         options    exercise
                                                       price
                                         -------   ---------
Outstanding at May 31, 1995                4,507     $  4.15
  Granted                                  1,117     $ 11.89
  Exercised                               (1,080)    $  2.61
  Forfeited                                 (134)    $  5.71
                                          ------    --------
Outstanding at May 31, 1996                4,410     $  6.44
  Granted                                  1,974     $ 25.64
  Exercised                                 (600)    $  3.64
  Forfeited                                 (479)    $ 16.48
                                          ------    --------
Outstanding at May 31, 1997                5,305     $ 12.99
  Granted                                  1,192     $ 27.61
  Exercised                                 (433)    $  5.91
  Forfeited                                 (311)    $ 24.59
                                          ------    --------
Outstanding at May 31, 1998                5,753     $ 15.93
                                          ======    ========
Exercisable at May 31, 1996                1,887     $  3.11
Exercisable at May 31, 1997                1,967     $  4.07
Exercisable at May 31, 1998                2,379     $  5.28

The following table summarizes information about stock options outstanding at May 31, 1998:

                      Options outstanding                Options exercisable
                ------------------------------------  ------------------------
                  Shares      Weighted-   Weighted-      Shares
                  subject      average     average       subject    Weighted-
    Range            to        exercise   remaining        to       average
 of exercise      options       price     contractual    options    exercise
  prices per        (In          per         life          (In      price per
    share        thousands)     share      in years     thousands)   share
--------------  -----------  -----------  -----------  ----------- -----------
$ 1.33 -  4.80        1,237       $ 2.63          3.0        1,232      $ 2.62
$ 6.57 -  8.10        1,109       $ 6.85          5.9          919      $ 6.80
$13.44 - 19.61          879       $14.38          7.6          228      $13.52
$25.94 - 39.17        2,528       $26.95          8.9            -           -
                -----------                             ----------
$ 1.33 - 39.17        5,753       $15.93          6.8        2,379      $ 5.28
                ===========                             ==========

Pro forma information regarding net income, basic and diluted earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. This disclosure is not likely to be representative of the effects on reported pro forma net income, basic and diluted earnings per share for future years, because stock options generally vest over a range of 33.3% to 50% per year and additional awards generally are made each year. The Company's pro forma net income, basic and diluted earnings per share are as follows:

For the years ended May 31,                     1998      1997      1996
In thousands, except per share amounts       -------   -------   -------
Pro forma net income                         $97,448   $72,060   $54,523
Pro forma basic earnings per share              $.60      $.44      $.34
Pro forma diluted earnings per share            $.59      $.44      $.34

For purposes of pro forma disclosures, the estimated fair value of the stock option is amortized to expense over the option's vesting period. The fair value of these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

For the years ended May 31,                     1998      1997      1996
                                                ----      ----      ----
Risk-free interest rate                         5.8%      6.2%      5.9%
Dividend yield                                   .9%       .9%      1.6%
Volatility factor                                .29       .28       .29
Expected option term life in years               4.5       4.9       4.5

The weighted-average grant-date estimated fair value of stock options granted for the years ended May 31, 1998, 1997 and 1996 were $8.81, $8.39 and $3.92 per share, respectively.

NOTE F - INCOME TAXES

The net deferred tax asset components are as follows:

May 31,                                         1998       1997
In thousands                                  ------     ------
Deferred tax assets:
  Accrued vacation pay                        $1,170     $1,330
  Reserve for workers' compensation claims     1,186      1,105
  Allowance for bad debts                      1,355        987
  Accrual for future medical claims            1,169        809
  Other                                        1,940      1,338
                                              ------     ------
Gross deferred tax assets                      6,820      5,569
                                              ======     ======
Deferred tax liabilities:
  Revenue not subject to current taxes         2,388      1,931
  Depreciation                                   357        629
  Unrealized gains on available-for-sale
    securities                                 1,973        353
  Other                                           60         24
                                               -----      -----
Gross deferred tax liabilities                 4,778      2,937
                                               =====      =====
Net deferred tax asset                        $2,042     $2,632
                                               =====      =====

The components of the provision for income taxes are as follows:

For the years ended May 31,                     1998       1997      1996
In thousands                                 -------    -------   -------
Current:
  Federal                                    $34,888    $24,699   $15,400
  State                                        8,096      5,860     4,952
                                              ------     ------    ------
Total current                                 42,984     30,559    20,352
                                              ======     ======    ======
Deferred:
  Federal                                       (857)    (1,719)      (18)
  State                                         (173)      (334)       20
                                              ------     ------    ------
Total deferred                                (1,030)    (2,053)        2
                                              ======     ======    ======
Provision for income taxes                   $41,954    $28,506   $20,354
                                              ======     ======    ======

Reconciliations of the U.S. federal statutory tax rate with effective tax rates reported for income before income taxes were as follows:

For the years ended May 31,                     1998       1997      1996
                                               -----      -----     -----
Federal statutory rate                         35.0%      35.0%     35.0%
Increase (decrease) resulting from:
  State income taxes, net of federal benefit    3.6        3.5       4.3
  Tax-exempt municipal bond interest          (10.4)     (10.9)    (11.3)
  Benefit from NBS income not
    subject to income taxes                       -          -      (1.3)
  Other items                                    .9        (.1)       .3
                                               ----       ----      ----
Effective tax rate                             29.1%      27.5%     27.0%
                                               ====       ====      ====

Prior to its merger with the Company, NBS elected to be taxed as a subchapter S corporation under federal and state provisions for the year ended May 31, 1996. Accordingly, no tax provision was recorded for that corporation in the restated Consolidated Financial Statements, resulting in a reduction of the Company's overall effective tax rate.

NOTE G - OTHER COMPREHENSIVE INCOME

The following table sets forth the related tax effects allocated to unrealized gains and losses on available-for-sale securities, the only component of other comprehensive income:

For the years ended May 31,                           1998      1997      1996
In thousands                                       -------   -------   -------
Unrealized holding gains/(losses)                  $ 5,420   $ 3,215   $(1,289)
Less:  Income tax expense/(benefit) related
         to unrealized holding gains/(losses)        1,955     1,279      (661)
       Gain on sale of securities realized
         in net income                                 934       164     2,696
Plus:  Income tax expense on gain on sale of
         securities realized in net income             335        59       970
                                                    ------    ------    ------
Other comprehensive income                         $ 2,866   $ 1,831   $(2,354)
                                                    ======    ======    ======

NOTE H - EMPLOYEE BENEFITS

The Company's 401(k) Incentive Retirement Plans allow employees with one or more years of service to participate. The Company currently matches 50% of an employee's voluntary contribution, up to a maximum of 3% of eligible compensation. Company contributions for the years ended May 31, 1998, 1997 and 1996 were $3,239,000, $2,712,000 and $2,264,000, respectively.

The Company's PEO sponsors and administers a 401(k) plan and a profit-sharing plan on behalf of its worksite employees. PEO clients, at their discretion, may contribute a matching contribution on behalf of each participant for whom an elective contribution was made during the plan year.

NOTE I - COMMITMENTS AND CONTINGENCIES

At May 31, 1998, the Company has available, uncommitted, unsecured lines of credit from various banks totaling $262,500,000 at market rates of interest. No amounts were outstanding against the lines of credit at May 31, 1998.

The Company is a defendant in various lawsuits as a result of normal operations and in the ordinary course of business. Management believes the outcome of these lawsuits will not have a material effect on the financial position or results of operations of the Company.

The Company leases office space and data processing equipment under terms of various operating leases, with most data processing equipment leases containing a purchase option at prices representing the fair value of the equipment at expiration of the lease term. Rent expense for the year ended May 31, 1998, 1997 and 1996 was $20,336,000, $17,314,000 and $15,343,000,
respectively. At May 31, 1998, future minimum lease payments under various noncancelable operating leases are $17,925,000 in fiscal 1999, $16,018,000 in fiscal 2000, $13,608,000 in fiscal 2001, $8,471,000 in fiscal 2002, $4,411,000 in fiscal 2003, and $2,685,000 thereafter.

NOTE J  -  BUSINESS COMBINATIONS

The following table summarizes business combinations completed in the years ended May 31, 1997 and 1996:
                                                          Common
                                                          Shares
                                                        Issued (In   Method of
   Entity Name            Business           Date       thousands)  Accounting
------------------    ----------------  --------------  ----------  ----------
Olsen Computer
  Systems, Inc.       Payroll software  November 1996         884    Pooling
The Payroll
  Service, Inc.       Payroll services  August 1996           124    Pooling
National Business
  Solutions, Inc.     PEO               August 1996         6,603    Pooling
The Payroll
  Company, Inc.       Payroll services  September 1995        391    Purchase
Pay-Fone
  Systems, Inc.       Payroll services  June 1995           1,120    Pooling

Results of operations prior to completion of the pooling of interests transaction with NBS were restated. For the year ended May 31, 1996, previously reported total revenue and net income for the Company was $325,285,000 and $52,333,000, respectively. For the year ended May 31, 1996, total revenue and net income reported by NBS was $241,158,000 and $2,702,000, respectively. Results of operations prior to completion of the other pooling of interests transactions were not restated as the effects were not material.

The Payroll Company, Inc., acquisition was recorded at a fair value of $5,000,000, with goodwill of approximately $4,000,000, which is amortized on a straight-line basis over 10 years. The purchase agreement included a guarantee that stock issued and not sold prior to September 29, 2000, would appreciate to $15.26 per share, at a minimum.

NOTE K - SEGMENT FINANCIAL INFORMATION

See Note A for a description of the Company's Payroll and HRS-PEO business and reporting segments. The Company's reportable segments are business units that offer different services and products. The reportable segments are each managed separately because they offer and provide services and products through different means. The Company's Information Technology, Organizational Development, Finance and Senior Management functions are combined into the Corporate expenses.

The Company evaluates segment performance and allocates resources based on profit and loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note A. There are no intersegment sales.

OPERATING RESULTS
For the years ended May 31,                        1998        1997        1996
In thousands                                   --------    --------    --------
Total revenue:
  Payroll                                      $455,227    $368,855    $309,517
  HRS-PEO revenue:
    Service revenue                              38,477      30,878      23,791
    PEO direct costs billed (A)                 499,741     334,966     233,135
                                                -------     -------     -------
  Total HRS-PEO revenue                         538,218     365,844     256,926
                                                =======     =======     =======
  Total revenue                                 993,445     734,699     566,443
PEO direct costs (A)                            499,741     334,966     233,135
                                                -------     -------     -------
Total revenue less PEO direct costs            $493,704    $399,733    $333,308
                                                =======     =======     =======
Operating income:
  Payroll                                      $180,265    $135,364    $107,957
  HRS-PEO                                         6,642       5,596       2,672
                                                -------     -------     -------
  Total operating income                        186,907     140,960     110,629
Corporate expenses                               52,207      44,335      40,707
Investment income                                 9,473       7,031       5,467
                                                -------     -------     -------
Income before income taxes                     $144,173    $103,656    $ 75,389
                                                =======     =======     =======
Investment revenue included in Payroll revenue $ 43,429    $ 34,105    $ 27,025
                                                =======     =======     =======
(A) Wages and payroll taxes of PEO worksite employees and their related benefit premiums and claims.

OTHER FINANCIAL INFORMATION                        1998        1997        1996
                                             ----------  ----------  ----------
Purchases of long-lived assets
  Payroll                                       $17,146     $12,984     $13,055
  HRS-PEO                                         2,015       1,747         644
  Corporate                                       9,591       5,716       5,052
                                                 ------      ------      ------
  Total purchases of long-lived assets          $28,752     $20,447     $18,751
                                                 ======      ======      ======
Depreciation and amortization expense:
  Payroll                                       $17,187     $13,128     $11,081
  HRS-PEO                                         1,078         585         453
  Corporate                                       8,996       7,731       5,631
                                                 ------      ------      ------
  Total depreciation and amortization expense   $27,261     $21,444     $17,165
                                                 ======      ======      ======
Identifiable assets at May 31,
  Payroll                                    $1,244,272  $  967,688  $  663,081
  HRS-PEO                                        30,726      24,477      17,784
  Corporate                                     274,789     209,158     150,720
                                              ---------   ---------   ---------
  Total identifiable assets                  $1,549,787  $1,201,323  $  831,585
                                             ==========   =========   =========

QUARTERLY FINANCIAL DATA (UNAUDITED)
In thousands, except per share amounts
1998              August 31, November 30, February 28,      May 31,        Year
                  ---------  -----------  -----------    ---------     --------
Service revenues   $112,947     $117,173     $131,873     $131,711     $493,704
Total revenue       218,583      235,221      271,355      268,286      993,445
Operating income     30,357       32,572       34,852       36,919      134,700
Income before
  income taxes       32,545       34,863       37,201       39,564      144,173
Net income           23,074       24,718       26,376       28,051      102,219
Basic earnings
  per share             .14          .15          .16          .17          .63
Diluted earnings
  per share             .14          .15          .16          .17          .62
Cash dividends
  per share             .04          .06          .06          .06          .22
Market value
  per share:
  High                27.50        30.25        35.13        39.83        39.83
  Low                 21.67        22.33        26.71        33.13        21.67

1997              August 31, November 30, February 28,      May 31,        Year
                  ---------  -----------  -----------    ---------     --------
Service revenues   $ 91,273     $ 95,266     $106,354     $106,840     $399,733
Total revenue       166,042      169,499      195,562      203,596      734,699
Operating income     22,097       23,349       25,022       26,157       96,625
Income before
  income taxes       23,582       25,094       26,786       28,194      103,656
Net income           17,073       18,068       19,286       20,723       75,150
Basic earnings
  per share             .11          .11          .12          .13          .46
Diluted earnings
  per share             .10          .11          .12          .13          .46
Cash dividends
  per share             .03          .04          .04          .04          .15
Market value
  per share:
  High                24.89        28.28        25.22        24.92        28.28
  Low                 17.89        22.11        18.89        17.00        17.00

Note: Each quarter is a discrete period and the sum of the four quarters' basic and diluted earnings per share amounts may not equal the full year amount. Per share amounts have been adjusted for three-for-two stock splits in May 1998 and May 1997.

ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
In thousands, except per share amounts and other statistics

For the years ended or at May 31,  1998      1997      1996      1995     1994     1993     1992     1991     1990     1989     1988
Results of Operations
  Service revenues:
    Payroll                    $455,227  $368,855  $309,517  $254,093 $215,663 $184,004 $156,652 $133,886 $118,157 $100,488 $ 79,168
    HRS-PEO                      38,477    30,878    23,791    18,020   11,290    7,700    5,253    3,289    2,043      666      265
  Total service revenues        493,704   399,733   333,308   272,113  226,953  191,704  161,905  137,175  120,200  101,154   79,433
  PEO direct costs billed (A)   499,741   334,966   233,135   139,953   96,952   60,434   21,775    2,617        -        -        -
  Total revenue                 993,445   734,699   566,443   412,066  323,905  252,138  183,680  139,792  120,200  101,154   79,433
  PEO direct costs (A)          499,741   334,966   233,135   139,953   96,952   60,434   21,775    2,617        -        -        -
  Operating costs               131,731   115,034   101,235    81,663   70,034   61,877   53,700   50,054   45,031   35,557   27,860
  Selling, general
    & administrative
    expenses                    227,273   188,074   162,151   138,186  119,477  102,893   89,393   73,854   63,042   51,480   40,820
  Operating income              134,700    96,625    69,922    52,264   37,442   26,934   18,812   13,267   12,127   14,117   10,753
    % of total service revenues   27.3%     24.2%     21.0%     19.2%    16.5%    14.0%    11.6%     9.7%    10.1%    14.0%    13.5%
  Investment income               9,473     7,031     5,467     3,458    2,220    1,379      821      764    1,081      857      477
  Income before income taxes    144,173   103,656    75,389    55,722   39,662   28,313   19,633   14,031   13,208   14,974   11,230
    % of total service revenues   29.2%     25.9%     22.6%     20.5%    17.5%    14.8%    12.1%    10.2%    11.0%    14.8%    14.1%
  Net income                    102,219    75,150    55,035    40,389   28,746   20,241   13,788    9,606    8,566    9,446    6,935
    % of total service revenues   20.7%     18.8%     16.5%     14.8%    12.7%    10.6%     8.5%     7.0%     7.1%     9.3%     8.7%
  Basic earnings
    per share                  $    .63  $    .46  $    .34  $    .26 $    .18 $    .13 $    .09 $    .06 $    .06 $    .06 $    .05
  Diluted earnings
    per share                       .62       .46       .34       .26      .18      .13      .09      .06      .06      .06      .05
  Weighted-average common
    shares outstanding          163,009   162,002   160,394   158,229  157,766  157,113  156,026  155,318  148,532  148,170  147,392
  Weighted-average shares
    assuming dilution           164,813   163,757   162,190   159,584  159,149  158,355  156,917  155,550  148,832  148,598  148,379
  Cash dividends per share     $    .22  $    .15  $    .11  $    .07 $    .05 $    .03 $    .02 $    .02 $    .01 $    .01 $      -

Financial Position
  Working capital              $263,118  $194,614  $138,639  $100,009 $ 68,888 $ 46,776 $ 28,245 $ 19,230 $ 21,257 $ 22,951 $ 17,311
  Purchases of property
    & equipment                  28,386    18,536    17,806    12,535   11,667    8,822   13,580   18,420   15,447    9,132    8,050
  Total assets                1,549,787 1,201,323   831,585   647,366  474,786  322,214  221,771  133,342   74,501   55,638   42,485
  Total debt                          -         -         -       728      948    1,634    2,024    2,431    2,137    2,770    3,322
  Stockholders' equity          329,607   251,542   191,072   141,976  109,124   85,365   67,623   54,512   47,160   40,245   31,506
  Return on stockholders' equity  36.0%     33.9%     32.3%     32.2%    29.6%    26.5%    22.6%    18.9%    19.6%    26.3%    25.0%

Other Statistics
Payroll segment:
  Payroll clients               293,600    262,700  234,300   207,900  185,900  167,500  150,400  135,200  120,600  105,600   87,300
  Branch service centers             79         79       75        71       70       70       70       70       74       68       64
  Sales offices                      25         23       23        23       24       20       17       16       15       16       15
HRS-PEO segment:
  401(k) clients                  6,000      3,000    1,300       200        -        -        -        -        -        -        -
  401(k) client funds
    managed externally
    (in millions)             $   383.3  $   138.3 $   35.0         -        -        -        -        -        -        -        -
  Section 125 clients            16,400     13,200   11,400     8,800    7,400    5,000    2,800      500        -        -        -
  PEO worksite employees         19,200     13,800    9,200     5,300    3,400    1,800      500        -        -        -        -

Note: Per share and weighted-average share amounts have been adjusted for three-for-two stock splits in May 1998, May 1997, May 1996, May 1995, August 1993, May 1992 and November 1987.

(A) Wages and payroll taxes of PEO worksite employees and their related benefit premiums and claims.