Form 10-K, Exhibit 13
period 1999-05-31
PAYCHEX INC
filed 1999-08-27
CIK 723531

EXHIBIT 13: PORTIONS OF THE ANNUAL REPORT TO STOCKHOLDERS FOR THE FISCAL YEAR ENDED MAY 31, 1999

MANAGEMENT'S DISCUSSION

Management's Discussion reviews the Company's operating results for each of the three years ended May 31, 1999 (fiscal 1999, 1998 and 1997), and its financial condition at May 31, 1999. The focus of this review is on the underlying business reasons for significant changes and trends affecting revenues, net income and financial condition. This review should be read in conjunction with the accompanying Consolidated Financial Statements, the related Notes to Consolidated Financial Statements, and the Eleven-Year Summary of Selected Financial Data. Forward-looking statements in this reivew are qualified by the cautionary statement at the beginning of this Annual Report (Exhibit 99).

RESULTS OF OPERATIONS
In thousands,
     except per share amounts       1999   Change      1998   Change      1997
------------------------------------------------------------------------------
Service revenues                $597,296    21.0%  $493,704    23.5%  $399,733
Operating income                $187,562    39.2%  $134,700    39.4%  $ 96,625
Income before income taxes      $200,143    38.8%  $144,173    39.1%  $103,656
Net income                      $139,099    36.1%  $102,219    36.0%  $ 75,150
Basic earnings per share        $    .57    35.7%  $    .42    35.5%  $    .31
Diluted earnings per share      $    .56    36.6%  $    .41    32.3%  $    .31
==============================================================================

The financial results for Paychex, Inc., in 1999, reflect the ninth consecutive year of record service revenues and net income, and the eighth consecutive year of net income growth of 36% or more. The Company's ability to continually grow its client base, increase client utilization of ancillary services, implement modest price increases, and decrease operating expenses as a percent of service revenues has resulted in nine years of average compounded annual growth in service revenues of 19% and net income of 36%.

See Note A of the Notes to Consolidated Financial Statements for a detailed description of the Company's business activities and reportable segments.

Payroll segment
In thousands                        1999   Change      1998   Change      1997
------------------------------------------------------------------------------
Payroll service revenue         $545,249    19.8%  $455,227    23.4%  $368,855
Investment revenue included in
  Payroll service revenue       $ 52,335    20.5%  $ 43,429    27.3%  $ 34,105
Payroll operating income        $235,710    30.8%  $180,265    33.2%  $135,364
==============================================================================
Payroll clients                    322.6     9.9%     293.6    11.8%     262.7
Taxpay clients                     254.3    15.2%     220.7    22.0%     180.9
Direct Deposit clients             135.4    29.7%     104.4    36.5%      76.5
Check Signing clients               39.5    17.9%      33.5    23.2%      27.2
==============================================================================

Revenues: Payroll service revenue includes service fees and investment revenue. Service fee revenue is earned primarily from Payroll, Taxpay, Direct Deposit, Check Signing and other ancillary services. Investment revenue is earned during the period between collecting client funds and remitting the funds to the applicable tax authorities for Taxpay clients and employees of Direct Deposit clients. Investment revenue also includes net realized gains and losses from the sale of available-for-sale securities.

The increases in service revenue for 1999 and 1998 are primarily related to the growth of the Payroll client base, including improvement in client retention, and increased utilization of ancillary services such as Taxpay, Direct Deposit and Check Signing by both new and existing clients. During 1998 and 1997, the growth of the Taxpay client base was accelerated by the Internal Revenue Service's Electronic Federal Tax Payment System mandate, which required many small businesses to remit payroll tax payments electronically as of July 1, 1997. Remitting payroll tax payments electronically by the Company, results in the payments becoming "good funds" one day earlier, and a one-day reduction in investment revenue.

At May 31, 1999, 79% of Payroll clients utilized the Taxpay service, compared with 75% at the end of 1998, and 69% at the end of 1997. Client utilization of this product is expected to mature within the next several years within a range of 82% to 87%. Client utilization of Direct Deposit was 42% at May 31, 1999, versus 36% and 29% at May 31, 1998 and 1997, respectively. At May 31, 1999, only 25% of the total employees paid by the Company's payroll service utilized direct deposit. This service is expected to provide growth opportunities for fiscal 2000 and beyond.

The decrease in year-over-year percentage growth in Payroll service revenue in 1999 compared to 1998 reflects the impact of lower interest rates and the maturing of Taxpay. Fiscal 2000's percentage growth in Payroll revenue is expected to be within the long-term historical range of 17% to 19%. Additional discussion on interest rates and related risk is included in the Liquidity and Capital Resources section of this review under the caption "Investments and ENS investments."

Operating income: Operating income for 1999 and 1998 increased as a result of continued growth of the client base, record levels of client retention, increased utilization of ancillary services, modest price increases, and leveraging of the segment's operating expense base, as evidenced by the increases in the segment's operating margins year-over-year.

HRS-PEO segment

In thousands                       1999   Change      1998    Change      1997
------------------------------------------------------------------------------
HRS-PEO service revenue        $ 52,047    35.3%  $ 38,477     24.6%  $ 30,878
PEO direct costs billed         578,132    15.7%   499,741     49.2%   334,966
                                ----------------------------------------------
Total HRS-PEO revenue           630,179    17.1%   538,218     47.1%   365,844
PEO direct costs                578,132    15.7%   499,741     49.2%   334,966
HRS-PEO operating income       $ 12,598    89.7%  $  6,642     18.7%  $  5,596
==============================================================================
401(k) Recordkeeping clients       10.1    68.3%       6.0    100.0%       3.0
401(k) client funds managed
  externally (in millions)     $  757.6    97.7%  $  383.3    177.2%  $  138.3
Section 125 clients                20.2    23.2%      16.4     24.2%      13.2
PEO worksite employees             18.3    -4.7%      19.2     39.1%      13.8
==============================================================================

Revenues: The significant increases in service revenue for 1999 and 1998 are primarily related to the benefits of developing and growing a recurring revenue stream from 401(k) recordkeeping clients, section 125 plan clients, and the number of Professional Employer Organization (PEO) worksite employees. During fiscal 1999, additions to worksite employees exceeded expectations, but were offset by the loss of two large PEO clients during November 1998. Fiscal 2000's growth in HRS-PEO service revenue is expected to be comparable to 1999's rate and continue to grow at a rate higher than Payroll segment revenue.

PEO direct costs billed and PEO direct costs: Consistent with PEO industry practice, total PEO revenues reported in the Consolidated Statements of Income include the Company's service fee, plus the PEO direct costs billed to clients for the wages and payroll taxes of worksite employees, their related benefit premiums and claims and other direct costs of employment. The lower percentage growth in 1999 for PEO direct costs billed and PEO direct costs is primarily due to the loss of the two large clients discussed above.

Operating income: For 1999 and 1998, the increases in operating income are primarily related to gains in service revenue and leveraging operating expenses. Fiscal 1999 also benefited from the February 1998 consolidation of the PEO administrative functions from Florida to Rochester, New York. During the first half of 1999, the segment increased its 401(k) recordkeeping sales force by approximately 50 individuals to attain the goal of servicing more than 10,000 clients by the end of 1999, and to build a selling infrastructure for future years.

Full-year fiscal 2000's HRS-PEO service revenue and operating income are anticipated to continue to grow at a rate that is higher than the Payroll segment's. Fiscal 2000's quarter-over-quarter percentage comparisons in HRS-PEO service revenue and operating income may vary significantly throughout the year, and any one particular quarter's results may not be indicative of expected full-year results.

Corporate expenses

In thousands                          1999   Change     1998   Change     1997
------------------------------------------------------------------------------
Corporate expenses                 $60,746    16.4%  $52,207    17.8%  $44,335
==============================================================================

For 1999 and 1998, the increases in expenses are primarily due to additional employees required to support the continued growth of the Company's business segments. In addition, 1999 and 1998 expenses reflect increased national marketing efforts, which began in the latter part of the third quarter of fiscal 1998. Fiscal 2000's expenses are expected to increase at a rate slightly lower than 1999's growth rate.

Investment income

In thousands                          1999   Change     1998   Change     1997
------------------------------------------------------------------------------
Investment income                  $12,581    32.8%  $ 9,473    34.7%  $ 7,031
==============================================================================

Investment income earned from the Company's Investments, which does not include the investment revenue earned from ENS investments, has grown mainly as a result of increases in investment balances generated from increases in overall cash flows. Fiscal 1999's growth was slightly impacted by lower comparable interest rates. Additional discussion on interest rates and related risk is included in the Liquidity and Capital Resources section of this review under the caption "Investments and ENS investments." Investment income for fiscal 2000, subject to changes in market rates of interest, is expected to grow at a rate slightly lower than the Company's net income growth.

Income taxes

In thousands                          1999   Change     1998   Change     1997
------------------------------------------------------------------------------
Income taxes                       $61,044    45.5%  $41,954    47.2%  $28,506
Effective income tax rate            30.5%     1.4     29.1%     1.6     27.5%
==============================================================================

For 1999 and 1998, the increases in the effective income tax rate are due to the growth in taxable income exceeding the growth in tax-exempt income. Tax-exempt income is derived primarily from the Taxpay and Direct Deposit services that provide investment revenue. In addition, the higher effective rate for 1999 was due to higher than anticipated investments in taxable financial instruments, which were yielding a higher net of tax return than tax-exempt investments. Fiscal 2000's effective income tax rate is expected to range from 30.5% to 31.0%, as taxable income is expected to grow at a faster rate than tax-exempt income.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities

In thousands                        1999   Change      1998   Change      1997
------------------------------------------------------------------------------
Operating cash flows            $174,120    27.3%  $136,761    27.8%  $107,027
==============================================================================

The increases in operating cash flows resulted primarily from the consistent achievement of record net income. Projected operating cash flows are expected to adequately support normal business operations, forecasted growth, purchases of property and equipment and dividend payments. Furthermore, at year-end, the Company had $343.2 million in available cash and investments and $297.5 million of available, uncommitted, unsecured lines of credit.

Investing activities

In thousands                     1999   Change       1998    Change        1997
-------------------------------------------------------------------------------
Net Investments and
  ENS activities            $ (82,724)   -6.8%  $ (88,728)   152.4%   $(35,151)
Purchases of P&E, net         (22,104)  -21.6%    (28,197)    56.6%    (18,008)
Purchases of other assets      (3,590)  599.8%       (513)   -73.5%     (1,935)
------------------------------------------------------------------------------
Net cash used in investing
  activities                $(108,418)   -7.7%  $(117,438)   113.2%   $(55,094)
==============================================================================

Investments and ENS investments: Investments are primarily available-for-sale debt securities, and ENS investments consist of short-term funds and available-for-sale debt securities, which are detailed in Note D of the Notes to Consoli-dated Financial Statements.

Investments have increased due to the investment of increasing cash balances provided by operating activities less purchases of property and equipment and dividend payments. The reported amount of ENS investments will vary significantly based upon the timing of collecting client funds, and remitting the funds to the applicable tax authorities for Taxpay clients and employees of Direct Deposit clients.

At May 31, 1999, the Company had $770.6 million of ENS funds and $47.6 million of Corporate cash equivalents invested in money market securities and other cash equivalents with an average maturity of less than 30 days, and $879.6 million invested in available-for-sale securities with an average duration of
2.5 years. At May 31, 1999, the market value of the available-for-sale securities exceeded their cost basis by $4.5 million compared to $5.4 million at the end of May 1998.

Interest rate risk - The Company's available-for-sale debt securities are exposed to market risk from changes in interest rates, as rate volatility will cause fluctuations in the market value of held investments. Increases in interest rates normally decrease the market value of the available-for-sale securities, while decreases in interest rates increase the market value of the available-for-sale securities.

In addition, the Company's available-for-sale securities and short-term funds are exposed to earnings risk from changes in interest rates, as rate volatility will cause fluctuations in the earnings potential of future investments. Increases in interest rates quickly increase earnings from short-term funds, and over time increase earnings from the available-for-sale securities portfolio. Earnings from the available-for-sale securities do not reflect changes in rates until the investments are sold or mature, and the proceeds are reinvested at current rates. Decreases in interest rates have the opposite earnings effect on the available-for-sale securities and short-term funds.

The Company does not utilize derivative financial instruments to manage interest rate risk. The Company directs investments towards high credit-quality, tax-exempt securities to mitigate the risk that earnings from the portfolio could be adversely impacted by changes in interest rates in the near term. The Company invests in short- to intermediate-term, fixed-rate municipal and government securities, which typically have lower interest rate volatility, and manages the securities portfolio to a benchmark duration of 2.5 to 3.0 years.

During the fiscal 1999 quarter ended November 30, 1998, the federal funds rate was reduced by 75 basis points to 4.75%. The earnings impact of these rate reductions is not precisely quantifiable because many factors influence the return on the Company's portfolio. These factors include, among others, daily interest rate changes, the proportional mix of taxable and tax-exempt investments, and changes in tax-exempt and taxable investment rates which are not synchronized, nor do they change simultaneously. Subject to the aforementioned factors, a 25 basis point change normally affects the Company's tax-exempt interest rates by approximately 17 basis points.

As of May 31, 1999, the Company had $879.6 million invested in available-for-sale securities at fair value, with a weighted-average yield to maturity of 4.10%. Assuming a hypothetical increase in interest rates of 75 basis points given the May 31, 1999 portfolio of securities, the resulting potential decrease in fair value would be approximately $16.2 million, or approximately 2% of the portfolio. Conversely, a corresponding decrease in interest rates would result in a comparable increase in fair value. This hypothetical increase or decrease in the fair value of the portfolio would be recorded as an adjustment to the portfolio's recorded value, with an offsetting amount recorded in stockholders' equity, and with no related or immediate impact to the results of operations. The Company's interest rate risk exposure has not changed materially since May 31, 1998.

Credit risk - The Company is exposed to credit risk in connection with these investments through the possible inability of the borrowers to meet the terms of the bonds. The Company attempts to limit credit risk by investing primarily in AAA and AA rated securities, A-1 rated short-term securities and by limiting amounts that can be invested in any single instrument. At May 31, 1999, approximately 96% of the available-for-sale securities held an AA rating or better, and all short-term securities classified as cash equivalents held an A-1 or equivalent rating.

Purchases of property and equipment, net: In addition to the $22.1 million of purchases of property and equipment for the year ended May 31, 1999, the Company had committed to purchase approximately $4.0 million of additional items at May 31, 1999. To support the Company's continued client and ancillary product growth, significant purchases and commitments were made in 1999 and 1998 for data processing and personal computer equipment, and for the expansion and upgrade of various operating facilities. Purchases of property and equipment in fiscal 2000 are expected to range from $27 million to $30 million.

Financing activities

In thousands,
  except per share amounts          1999   Change      1998   Change       1997
-------------------------------------------------------------------------------
Dividends paid                 $(54,055)    50.7%  $(35,871)   48.7%  $(24,117)
Proceeds from exercise of
  stock options                   5,535    178.1%     1,990    -8.7%     2,180
Other                               (61)      --        (84)     --        218
------------------------------------------------------------------------------
Net cash used in financing
  activities                   $(48,581)    43.0%  $(33,965)   56.4%  $(21,719)
------------------------------------------------------------------------------
Cash dividends per
  common share                 $    .22     46.7%  $    .15    50.0%  $    .10
==============================================================================

Dividends paid: The Company has increased its quarterly cash dividend rate per share by 50% in each of the last seven fiscal years. The Company has distributed three-for-two stock splits effected in the form of 50% stock dividends on outstanding shares each May in the past five fiscal years.

Proceeds from exercise of stock options: The increase in proceeds from exercise of stock options reflects the issuance of 1,032,000 shares of common stock for stock option exercises in 1999, versus 277,000 shares in 1998 and 267,000 shares in 1997, on a pre-split-adjusted basis. See Note F of the Notes to Consolidated Financial Statements for additional disclosure on the Company's stock option plans.

OTHER

Recently issued accounting standards: Through the end of 1999, the Company expensed as incurred certain costs to develop and enhance its internal computer programs and software. Expenditures for vendor-provided software were capitalized and amortized by the straight-line method over their estimated useful lives, ranging from 3 to 5 years. In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires the capitalization of internal use computer software costs if certain criteria are met, including all external direct costs for materials and services and certain payroll and related fringe benefit costs. The Company will adopt the SOP as of June 1, 1999. The effect of adopting the SOP is expected to increase net income by approximately $2.0 million to $3.0 million for the year ended May 31, 2000.

Year 2000 readiness disclosure: The Company is actively pursuing resolution of year 2000 issues. The year 2000 problem originated with the advent of computers, when dates were stored without century indicators, in an effort to reduce the need for expensive storage space used for input, output and storage media. In order to process and calculate dates correctly, internal computer systems must be changed to handle the year 2000 and beyond. Year 2000 efforts extend past the Company's internal computer systems and require coordination with clients, vendors, government entities, financial institutions and other third parties to understand their plans for making systems and related interfaces compliant.

In response to year 2000 issues, the Company initiated a program to manage progress in year 2000 compliance efforts. The managers of the Company's year 2000 compliance program report directly to the Vice President of Information Technology and provide regular reports to the Company's Senior Management and the Board of Directors.

Processes and procedures are in place to ensure the following: all future internal development and testing follow year 2000 development and testing standards, all projects undertaken in the interim deliver year 2000 compliant solutions, all future third-party hardware and software acquisitions are year 2000 compliant, and all commercial third-party service providers are being queried regarding their year 2000 compliance plans. In addition, the Company is actively working with all government agency partners to determine their year 2000 compliance plans, and has begun making year 2000 changes based on their mandates.

The Company's internal mission-critical systems were year 2000 compliant by the end of the first quarter of calendar year 1999. The remainder of calendar year 1999 will be used to assess and address year 2000 issues for internal desktop computers and software, complete interface testing with external agencies and partners, enhance existing normal business contingency plans to address any identified year 2000 issues, and to react to yet unknown changes dictated by third parties, such as government agencies, hardware and software vendors, financial institutions, or utility companies. Third-party interface testing and resolution of year 2000 issues with external agencies and partners is dependent upon those third parties completing their own year 2000 remediation efforts.

The Company expects minimal business disruption will occur as a result of year 2000 issues for systems that the Company directly controls. The Company is in the process of enhancing existing normal business contingency plans to address any identified year 2000 issues based on actual testing experience with third parties and assessment of outside risks. There can be no assurance that there will not be an adverse effect on the Company if third parties, such as government agencies, hardware and software vendors, financial institutions or utility companies, do not convert their systems in a timely manner and in a way that is compatible with the Company's systems. However, management believes that ongoing communication with and assessment of these third parties will minimize these risks, and expects minimal business disruption at the turn of the century.

The Company currently anticipates expenditures for year 2000 efforts to approximate $5 million, with approximately eighty percent spent through May 31, 1999. The remaining twenty percent will be spent on desktop computers and software, continued interface testing with external agencies and partners, enhancing existing contingency plans, and to react to yet unknown changes dictated by third parties. The cost of the project and the date on which the Company plans to complete the year 2000 modifications are based on management's best estimates. These estimates were derived from internal assessments and assumptions of future events. The estimates may be adversely affected by the continued availability of personnel and system resources, as well as the failure of third-party vendors, service providers, and agencies to properly address year 2000 issues. There is no guarantee that these estimates will be achieved, and actual results could differ significantly from those anticipated.

Report of Independent Auditors

Board of Directors
Paychex, Inc.

We have audited the accompanying consolidated balance sheets of Paychex, Inc. as of May 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paychex, Inc. at May 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1999, in conformity with generally accepted accounting principles.

                                        /s/ Ernst & Young LLP

Syracuse, New York
June 25, 1999

CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share amounts                 Year ended May 31,
                                              --------------------------------
                                                    1999       1998       1997
Service revenues:                             ----------  ---------  ---------
  Payroll                                     $  545,249  $ 455,227  $ 368,855
  HRS-PEO                                         52,047     38,477     30,878
                                                 -------    -------    -------
  Total service revenues                         597,296    493,704    399,733

PEO direct costs billed (A)                      578,132    499,741    334,966
                                                 -------    -------    -------
Total revenue                                  1,175,428    993,445    734,699

PEO direct costs (A)                             578,132    499,741    334,966
Operating costs                                  151,956    131,731    115,034
Selling, general and
  administrative expenses                        257,778    227,273    188,074
                                                 -------    -------    -------
Operating income                                 187,562    134,700     96,625
Investment income                                 12,581      9,473      7,031
                                                 -------    -------    -------
Income before income taxes                       200,143    144,173    103,656
Income taxes                                      61,044     41,954     28,506
                                                 -------    -------    -------
Net income                                    $  139,099  $ 102,219  $  75,150
                                                 =======    =======    =======
Basic earnings per share                      $      .57  $     .42  $     .31
                                                 =======    =======    =======
Diluted earnings per share                    $      .56  $     .41  $     .31
                                                 =======    =======    =======
Weighted-average common
  shares outstanding                             245,521    244,514    243,002
                                                 =======    =======    =======
Weighted-average shares
  assuming dilution                              248,788    247,219    245,636
                                                 =======    =======    =======
Cash dividends per common share               $      .22  $     .15  $     .10
                                                 =======    =======    =======
See Notes to Consolidated Financial Statements.

(A) Wages and payroll taxes of PEO worksite employees and their related benefit premiums and claims.

CONSOLIDATED BALANCE SHEETS

In thousands                                                  May 31,
                                                  ----------------------------
                                                        1999              1998
ASSETS                                            ----------        ----------
Cash and cash equivalents                         $   52,692        $   35,571
Investments                                          290,555           214,967
Interest receivable                                   18,045            13,227
Accounts receivable                                   62,941            54,596
Deferred income taxes                                  1,364             1,525
Prepaid expenses and other current assets              6,000             4,391
                                                   ---------         ---------
Current assets before ENS investments                431,597           324,277
ENS investments                                    1,361,523         1,154,501
                                                   ---------         ---------
Total current assets                               1,793,120         1,478,778
                                                   ---------         ---------
Property and equipment - net                          65,931            64,698
Deferred income taxes                                  1,417               517
Other assets                                          12,633             5,794
                                                   ---------         ---------
Total assets                                      $1,873,101        $1,549,787
                                                   =========         =========
LIABILITIES
Accounts payable                                  $   10,328        $   10,496
Accrued compensation and related items                36,574            33,649
Deferred revenue                                       4,643             4,443
Accrued income taxes                                   4,281             2,628
Other current liabilities                             17,905            13,960
                                                   ---------         ---------
Current liabilities before ENS client deposits        73,731            65,176
ENS client deposits                                1,358,605         1,150,484
                                                   ---------         ---------
Total current liabilities                          1,432,336         1,215,660
Other long-term liabilities                            4,965             4,520
                                                   ---------         ---------
Total liabilities                                  1,437,301         1,220,180
                                                   =========         =========
STOCKHOLDERS' EQUITY
Common stock, $.01 par value,
  300,000 authorized shares
  Issued: 246,326/1999 and 163,188/1998                2,463             1,632
Additional paid-in capital                            68,238            46,463
Retained earnings                                    362,269           278,107
Accumulated other comprehensive income                 2,830             3,405
                                                   ---------         ---------
Total stockholders' equity                           435,800           329,607
                                                   ---------         ---------
Total liabilities and stockholders' equity        $1,873,101        $1,549,787
                                                   =========         =========
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In thousands               Common Stock                  Accumulated
                           ------------                        Other
                                       Additional            Compre-
                                          paid-in  Retained  hensive
                          Shares Amount   capital  earnings   income      Total
                         -------  -----  --------  --------  -------  ---------
Balance at May 31, 1996   71,632  $ 716  $ 30,112  $161,536  $(1,292)  $191,072
Net income                                           75,150              75,150
Unrealized gains on
  securities, net of tax                                       1,831      1,831
                                                                        -------
Total comprehensive income                                               76,981
Cash dividends declared                             (24,117)            (24,117)
Exercise of stock options    267      3     2,177                         2,180
Tax benefit from exercise
  of stock options                          5,208                         5,208
Shares issued in
  connection with three-
  for-two stock split     36,172    362                (389)                (27)
Shares issued in
  connection with mergers    448      4        34       207                 245
                         -------  -----    ------   -------    -----    -------
Balance at May 31, 1997  108,519  1,085    37,531   212,387      539    251,542
Net income                                          102,219             102,219
Unrealized gains on
  securities, net of tax                                       2,866      2,866
                                                                        -------
Total comprehensive income                                              105,085
Cash dividends declared                             (35,871)            (35,871)
Exercise of stock options    277      3     1,987                         1,990
Tax benefit from exercise
  of stock options                          6,945                         6,945
Shares issued in
  connection with three-
  for-two stock split     54,392    544                (628)                (84)
                         -------  -----    ------   -------    -----    -------
Balance at May 31, 1998  163,188  1,632    46,463   278,107    3,405    329,607
Net income                                          139,099             139,099
Unrealized losses on
  securities, net of tax                                        (575)      (575)
                                                                        -------
Total comprehensive income                                              138,524
Cash dividends declared                             (54,055)            (54,055)
Exercise of stock options  1,032     10     5,525                         5,535
Tax benefit from exercise
  of stock options                         16,250                        16,250
Shares issued in
  connection with three-
  for-two stock split     82,106    821                (882)                (61)
                         -------  -----    ------   -------    -----    -------
Balance at May 31, 1999  246,326 $2,463   $68,238  $362,269   $2,830   $435,800
                         =======  =====    ======   =======    =====    =======
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands                                           Year ended May 31,
                                                 -----------------------------
                                                     1999       1998      1997
                                                 --------   --------  --------
Operating Activities
Net income                                       $139,099   $102,219  $ 75,150
  Adjustments to reconcile net income to cash
    provided by operating activities:
    Depreciation and amortization on
      depreciable and intangible assets            22,097     18,764    15,329
    Amortization of premiums and discounts
      on available-for-sale securities             10,814      8,497     6,115
    Provision for deferred income taxes              (427)    (1,030)   (2,053)
    Provision for bad debts                         1,886      1,648     1,328
    Net realized gains on sales of
      available-for-sale securities                (2,866)      (934)     (164)
Changes in operating assets and liabilities:
  Interest receivable                              (4,818)    (2,765)   (3,077)
  Accounts receivable                             (10,231)   (10,717)   (4,779)
  Prepaid expenses and other current assets        (1,609)    (1,905)     (583)
  Accounts payable and other current liabilities   21,847     22,154    19,189
  Net change in other assets and liabilities       (1,672)       830       572
                                                  -------    -------   -------
Net cash provided by operating activities         174,120    136,761   107,027
                                                  =======    =======   =======
Investing Activities
  Purchases of available-for-sale securities     (755,335)  (529,413) (306,488)
  Proceeds from sales of available-for-sale
    securities                                    488,662    338,818   185,161
  Proceeds from maturities of available-for-
    sale securities                                31,535      7,232     2,125
  Net change in ENS money market securities
    and other cash equivalents                    (55,707)  (159,769) (210,669)
  Net change in ENS client deposits               208,121    254,404   294,720
  Purchases of property and equipment,
    net of disposal proceeds                      (22,104)   (28,197)  (18,008)
  Purchases of other assets                        (3,590)      (513)   (1,935)
                                                  -------    -------   -------
Net cash used in investing activities            (108,418)  (117,438)  (55,094)
                                                  =======    =======   =======
Financing Activities
  Dividends paid                                  (54,055)   (35,871)  (24,117)
  Proceeds from exercise of stock options           5,535      1,990     2,180
  Other                                               (61)       (84)      218
                                                  -------    -------   -------
Net cash used in financing activities             (48,581)   (33,965)  (21,719)
                                                  =======    =======   =======
Increase/(decrease) in Cash and cash equivalents   17,121    (14,642)   30,214
Cash and cash equivalents,
  beginning of fiscal year                         35,571     50,213    19,999
                                                  -------    -------   -------
Cash and cash equivalents, end of fiscal year    $ 52,692   $ 35,571  $ 50,213
                                                  =======    =======   =======
See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note A - Significant Accounting Policies

Business activities and reportable segments: Paychex, Inc., and its wholly-owned subsidiaries (the "Company") operate within the continental United States of America, and have two business activities and reportable segments:
Payroll and Human Resource Services-Professional Employer Organization (HRS-PEO). The Company reports segment financial information consistent with the presentation made to the Company's management for decision-making purposes and resource allocation. The Company's reportable segments are business units that are each managed separately because they offer and provide services through different means. The Company's Corporate function and expenses are comprised of the Information Technology, Organizational Development, Finance, Marketing and Senior Management organizations.

The Company evaluates segment performance based on operating income, utilizing the Company's accounting policies described in this summary of significant accounting policies. There are no intersegment sales.

Payroll segment: The Payroll segment is engaged in the preparation of payroll checks, internal accounting records, federal, state and local payroll tax returns, and collection and remittance of payroll obligations for small- to medium-sized businesses. In connection with Taxpay, an automated tax payment and filing service, Electronic Network Services (ENS) collects payroll taxes from clients on payday, files the applicable tax returns and pays taxes to the appropriate taxing authorities on the due date. These collections from clients are typically paid between one and thirty days after receipt, with some items extending to ninety days. The ENS Direct Deposit service collects net payroll from client accounts one day before payday and provides electronic salary deposit for employees. The funds collected before the due dates are invested and classified as ENS investments until remittance to the appropriate entity. The ENS investments and related client deposit liabilities are included in the Consolidated Balance Sheets as current assets and current liabilities. The amount of ENS funds held and related liabilities varies significantly during the year. Investment revenue from these ENS investments is included in Payroll service revenue on the Consolidated Statements of Income.

HRS-PEO segment: The HRS portion of the HRS-PEO segment provides small- to medium-sized businesses with 401(k) plan recordkeeping services, section 125 plan administration, workers' compensation, group benefits, and state unemployment insurance services, employee handbooks and management services. The 401(k) plan recordkeeping service provides plan implementation, ongoing compliance with government regulations, employee and employer reporting and other administrative services.

The PEO portion of the HRS-PEO segment provides human resource management and personnel administration services to a diverse client base of small- to medium-sized businesses as a co-employer of the client's employees. The PEO provides certain managed care services, including managed health care and other benefits, employee assistance programs, comprehensive workers' compensation management, risk management and loss containment services. Consistent with PEO industry practice, PEO direct costs billed include the wages and payroll taxes of worksite employees, their related benefit premiums and claims, including workers' compensation, and other direct costs of employment.

Principles of consolidation: The Consolidated Financial Statements include the accounts of Paychex, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents: Cash and cash equivalents consist of available cash, money market securities and other investments with a maturity of three months or less when purchased. Amounts reported in the Consolidated Balance Sheets are approximate fair values.

Investments and ENS investments: Debt securities included in Investments and ENS investments are classified as available-for-sale and are recorded at fair value obtained from an independent pricing service. Unrealized gains and losses, net of applicable income taxes, are reported as Accumulated other comprehensive income in the Consolidated Statements of Stockholders' Equity. Realized gains and losses on the sale of securities are determined by specific identification of the security's cost basis. Realized gains and losses from ENS investments are included in Payroll service revenue, and realized gains and losses from Investments are included in Investment income on the Consolidated Statements of Income.

Concentrations: Substantially all of the Company's deposited cash is maintained at two large credit-worthy financial institutions. These deposits may exceed the amount of any insurance provided. All of the Company's deliverable securities are held in custody with one of the two aforementioned financial institutions, for which that institution bears the risk of custodial loss. Non-deliverable securities, primarily time deposits and money market securities, are restricted to credit-worthy broker-dealers and financial institutions.

Property and equipment - net: Property and equipment - net is stated at cost, less accumulated depreciation and amortization. Depreciation is based on the estimated useful lives of property and equipment using the straight-line method. The typical estimated useful lives of depreciable assets are 35 years for buildings and 2 to 10 years for all others.

Software development and enhancement: Through the end of 1999, the Company expensed as incurred certain costs to develop and enhance its internal computer programs and software. Expenditures for vendor-provided software were capitalized and amortized by the straight-line method over their estimated useful lives, ranging from 3 to 5 years. In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires the capitalization of internal use computer software costs if certain criteria are met, including all external direct costs for materials and services and certain payroll and related fringe benefit costs. The Company will adopt the SOP as of June 1, 1999. The effect of adopting the SOP is expected to increase net income by approximately $2,000,000 to $3,000,000 for the year ended May 31, 2000.

Revenue recognition: Payroll service revenues are recognized in the period services are rendered. Included in Payroll service revenues are investment revenues earned from ENS investments and net realized gains and losses from the sale of available-for-sale securities. HRS service revenues are recognized in the period service is rendered. PEO total revenues are recognized in the period the worksite employees perform service.

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

Stock-based compensation costs:  Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation," establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by the SFAS, the Company continues to account for such arrangements under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recognized for stock-option grants because the exercise price of the stock options equals the market price of the underlying stock on the date of grant.

Stock splits effected in the form of stock dividends: The Company declared three-for-two stock splits effected in the form of 50% stock dividends on outstanding shares payable to shareholders of record as of May 13, 1999, May 8, 1998, and May 8, 1997, with respective distribution dates of May 21, 1999, May 22, 1998, and May 29, 1997. Basic and diluted earnings per share, cash dividends per common share, weighted-average shares outstanding and all applicable footnotes have been adjusted to reflect the aforementioned stock splits.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual amounts and results could differ from those estimated.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation.

Note B - Basic and Diluted Earnings Per Share

In thousands, except per share amounts                  Year ended May 31,
                                                  ----------------------------
                                                      1999      1998      1997
                                                  --------  --------  --------
Basic earnings per share:
  Net income                                      $139,099  $102,219  $ 75,150
                                                   -------   -------   -------
  Weighted-average common shares outstanding       245,521   244,514   243,002
                                                   -------   -------   -------
  Basic earnings per share                        $    .57  $    .42  $    .31
                                                   =======   =======   =======
Diluted earnings per share:
  Net income                                      $139,099  $102,219  $ 75,150
                                                   -------   -------   -------
  Weighted-average common shares outstanding       245,521   244,514   243,002
  Effect of dilutive stock options
    at average market price                          3,267     2,705     2,634
                                                   -------   -------   -------
  Weighted-average shares assuming dilution        248,788   247,219   245,636
                                                   -------   -------   -------
  Diluted earnings per share                      $    .56  $    .41  $    .31
                                                    =======  =======   =======

For the years ended May 31, 1999, 1998, and 1997, weighted-average options to purchase shares of common stock in the amount of 99,000, 1,440,000, and 1,529,000, respectively, were not included in the computation of diluted earnings per share. These options had an exercise price that was greater than the average market price of the common shares for the period and, therefore, the effect would have been antidilutive.

Note C - Segment Financial Information

See Note A for a description of the Company's business activities and reportable segments.

In thousands                                          Year ended May 31,
                                            ----------------------------------
                                                  1999        1998        1997
                                            ----------  ----------  ----------
Revenue:
  Payroll                                   $  545,249  $  455,227  $  368,855
  HRS-PEO revenue:
    Service revenue                             52,047      38,477      30,878
    PEO direct cost billed (A)                 578,132     499,741     334,966
                                            ----------  ----------  ----------
    Total HRS-PEO revenue                      630,179     538,218     365,844
                                            ----------  ----------  ----------
  Total revenue                              1,175,428     993,445     734,699
PEO direct costs (A)                           578,132     499,741     334,966
                                            ----------  ----------  ----------
Total revenue less PEO direct costs         $  597,296  $  493,704  $  399,733
                                            ----------  ----------  ----------
Investment revenue included in Payroll
  revenue                                   $   52,335  $   43,429  $   34,105
                                            ==========  ==========  ==========
Operating income:
  Payroll                                   $  235,710  $  180,265  $  135,364
  HRS-PEO                                       12,598       6,642       5,596
                                            ----------  ----------  ----------
  Segment operating income                     248,308     186,907     140,960
  Corporate expenses                            60,746      52,207      44,335
                                            ----------  ----------  ----------
  Total operating income                       187,562     134,700      96,625
Investment income                               12,581       9,473       7,031
                                            ----------  ----------  ----------
Income before income taxes                  $  200,143  $  144,173  $  103,656
                                            ==========  ==========  ==========

Purchases of long-lived assets:
  Payroll                                   $   13,597  $   17,146  $   12,984
  HRS-PEO                                          539       2,015       1,747
  Corporate                                     11,570       9,591       5,716
                                            ----------  ----------  ----------
  Total purchases of long-lived assets      $   25,706  $   28,752  $   20,447
                                            ==========  ==========  ==========
Depreciation and amortization expense:
  Payroll                                   $  20,050   $   17,187  $   13,128
  HRS-PEO                                       1,070        1,078         585
  Corporate                                    11,791        8,996       7,731
                                            ----------  ----------  ----------
  Total depreciation and amortization
    expense                                 $  32,911   $   27,261  $   21,444
                                            =========   ==========  ==========
Identifiable assets:                                     May 31,
                                            ----------------------------------
  Payroll                                   $1,463,606  $1,244,272  $  967,688
  HRS-PEO                                       32,144      30,726      24,477
  Corporate                                    377,351     274,789     209,158
                                            ----------  ----------  ----------
  Total identifiable assets                 $1,873,101  $1,549,787  $1,201,323
                                            ==========  ==========  ==========
(A) Wages and payroll taxes of PEO worksite employees and their related benefit premiums and claims.

Note D - Investments and ENS Investments

Investments and ENS investments are as follows:

In thousands                                        May 31,
                                ----------------------------------------------
                                         1999                     1998
                                ----------------------  ----------------------
Type of issue:                        Cost        Fair        Cost        Fair
                                                 value                   value
  Money market securities and
    other cash equivalents      $  770,648  $  770,648  $  714,941  $  714,941
  Available-for-sale
    securities:
    General obligation municipal
      bonds                        313,485     314,636     212,222     213,940
    Pre-Refunded municipal bonds   295,359     297,621     236,151     238,462
    Revenue municipal bonds        266,264     267,290     199,545     200,850
    Other securities                    21          73          21          65
                                 ---------   ---------   ---------   ---------
    Total available-for-sale
      securities                   875,129     879,620     647,939     653,317
  Other                              1,424       1,810       1,210       1,210
                                 ---------   ---------   ---------   ---------
  Total Investments and
    ENS investments             $1,647,201  $1,652,078  $1,364,090  $1,369,468
                                 =========   =========   =========   =========
Classification of investments on
  Consolidated Balance Sheets:
  Investments                   $  288,596  $  290,555  $  213,606  $  214,967
  ENS investments                1,358,605   1,361,523   1,150,484   1,154,501
                                 ---------   ---------   ---------   ---------
  Total Investments and ENS
    investments                 $1,647,201  $1,652,078  $1,364,090  $1,369,468
                                 =========   =========   =========   =========

The Company is exposed to credit risk from the possible inability of the borrowers to meet the terms of their bonds. In addition, the Company is exposed to interest rate risk as rate volatility will cause fluctuations in the market value of held investments and the earnings potential of future investments. The Company does not utilize derivative financial instruments to manage interest rate risk. The Company attempts to limit these risks by investing primarily in AAA and AA rated securities, A-1 rated short-term securities, limiting amounts that can be invested in any single instrument, and by investing in short- to intermediate-term instruments whose market value is less sensitive to interest rate changes. At May 31, 1999, approximately 96% of the available-for-sale bond securities held an AA rating or better, and all short-term securities classified as cash equivalents held an A-1 or equivalent rating.

Cost, gross unrealized gains and losses, and the fair value of the available-for-sale securities are as follows:

                                           Gross        Gross
In thousands                          unrealized   unrealized         Fair
May 31,                        Cost        gains       losses        value
                           --------   ----------   ----------     --------
1999                       $875,129     $  6,180     $  1,689     $879,620
1998                       $647,939     $  5,524     $    146     $653,317


Gross realized gains and losses are as follows:

In thousands                             Year ended May 31,
                                     ------------------------
                                       1999     1998     1997
                                     ------   ------   ------
Gross realized gains                 $3,129   $1,481   $  602
Gross realized losses                $  263   $  547   $  438

The cost and fair value of available-for-sale securities at May 31, 1999, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

In thousands                                      May 31, 1999
                                              -------------------
                                                             Fair
                                                  Cost      value
                                              --------   --------
Maturity date:
  Due in one year or less                     $105,696   $106,358
  Due after one year through three years       463,838    466,939
  Due after three years through five years     259,194    260,003
  Due after five years                          46,401     46,320
                                               -------    -------
Total available-for-sale securities           $875,129   $879,620
                                               =======    =======

NOTE E - PROPERTY AND EQUIPMENT - NET

In thousands                                         May 31,
                                             --------------------
                                                 1999        1998
                                             --------    --------
  Land and improvements                      $  2,896    $  2,815
  Buildings and improvements                   26,932      24,914
  Data processing equipment and software       70,000      64,247
  Furniture, fixtures and equipment            59,818      52,752
  Leasehold improvements                        8,838       7,323
                                              -------     -------
                                              168,484     152,051
  Less accumulated depreciation and
    amortization                              102,553      87,353
                                              -------     -------
  Property and equipment - net               $ 65,931    $ 64,698
                                              =======     =======

NOTE F - STOCK OPTION PLANS

The Company reserved 5,209,500 shares to be granted to employees in the form of non-qualified and incentive stock options under the 1998 Stock Incentive Plan, with 4,954,000 shares available for future grants at May 31, 1999. The 1995, 1992, and 1987 Stock Incentive Plans expired in August 1998, 1995, and 1992, respectively; however, options to purchase 6,993,000 shares under these plans remain outstanding at May 31, 1999.

The exercise price for the shares subject to options of the Company's common stock is equal to the fair market value on the date of the grant. All stock option grants have a contractual life of ten years from the date of the grant. Non-qualified stock option grants vest at 33.3% after two years of service from the date of the grant, with annual vesting at 33.3% thereafter.

In November 1996, the Company granted options to purchase 2,103,000 shares in a broad-based incentive stock option grant, for which 50% vested on May 3, 1999, and 50% will vest on May 1, 2001. At May 31, 1999, options to purchase 1,264,000 shares remained outstanding, with 601,000 exercisable at an exercise price of $17.30 per share. Subsequently, each April and October, the Company has granted options to newly hired employees that meet certain criteria, which vest at 50% after two years and four years of service from the date of the grant.

The following table summarizes stock option activity for the three years ended May 31, 1999:
                                          Shares   Weighted-
                                         subject     average
                                              to    exercise
In thousands, except per share amounts   options       price
                                         -------   ---------
Outstanding at May 31, 1996                6,615     $  4.29
  Granted                                  2,961     $ 17.09
  Exercised                                 (900)    $  2.43
  Forfeited                                 (719)    $ 10.98
                                          ------    --------
Outstanding at May 31, 1997                7,957     $  8.66
  Granted                                  1,788     $ 18.41
  Exercised                                 (650)    $  3.94
  Forfeited                                 (467)    $ 16.38
                                          ------    --------
Outstanding at May 31, 1998                8,628     $ 10.62
  Granted                                    753     $ 29.39
  Exercised                               (1,545)    $  3.89
  Forfeited                                 (588)    $ 18.55
                                          ------    --------
Outstanding at May 31, 1999                7,248     $ 13.36
                                          ======    ========
Exercisable at May 31, 1997                2,951     $  2.71
                                          ======    ========
Exercisable at May 31, 1998                3,569     $  3.52
                                          ======    ========
Exercisable at May 31, 1999                3,619     $  7.49
                                          ======    ========

The following table summarizes information about stock options outstanding at May 31, 1999:

                      Options outstanding                Options exercisable
                ------------------------------------  ------------------------
                  Shares      Weighted-   Weighted-      Shares
                  subject      average     average       subject    Weighted-
    Range            to        exercise   remaining        to       average
 of exercise      options       price     contractual    options    exercise
  prices per        (In          per         life          (In      price per
    share        thousands)     share      in years     thousands)   share
--------------  -----------  -----------  -----------  ----------- -----------
$ 0.00 -$ 7.50        2,208      $  3.53          4.0        2,205     $  3.53
$ 7.51 -$15.00        1,100      $  9.50          6.4          666     $  9.40
$15.01 -$22.50        3,082      $ 17.48          7.8          748     $ 17.45
$22.51 -$30.00          729      $ 28.09          9.1            -
$30.01 -$37.50          129      $ 33.08          9.7            -
                -----------                            -----------
                      7,248      $ 13.36          6.6        3,619     $  7.49

In applying APB Opinion No. 25, no expense was recognized for stock options granted. SFAS No. 123 requires that a fair market value of all awards of stock-based compensation be determined using standard techniques and that pro forma net income and earnings per share be disclosed as if the resulting stock-based compensation amounts were recorded in the Consolidated Statements of Income. The table below depicts the effects of SFAS No. 123:

In thousands, except per share amounts            Year ended May 31,
                                            ----------------------------
                                                1999      1998      1997
                                            --------   -------   -------
Pro forma net income                        $134,642   $97,448   $72,060
Pro forma basic earnings per share          $    .55   $   .40   $   .29
Pro forma diluted earnings per share        $    .54   $   .39   $   .29

The pro forma effect on net income is not representative of future pro forma effects, since these calculations only take into account the options granted since June 1, 1995.

For purposes of pro forma disclosures, the estimated fair value of the stock option is amortized to expense over the option's vesting period. The fair value of these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:
                                                   Year ended May 31,
                                                ------------------------
                                                1999      1998      1997
                                                ----      ----      ----
Risk-free interest rate                         5.0%      5.8%      6.2%
Dividend yield                                   .8%       .9%       .9%
Volatility factor                                .40       .29       .28
Expected option term life in years               4.5       4.5       4.9

The weighted-average fair value of stock options granted for the years ended May 31, 1999, 1998, and 1997 were $11.17, $5.87, and $5.59 per share, respectively.

NOTE G - INCOME TAXES

The components of net deferred tax assets are as follows:

In thousands                                        May 31,
                                              -----------------
                                                1999       1998
                                              ------     ------
Deferred tax assets:
  Accrued vacation pay                        $1,257     $1,170
  Allowance for bad debts                      1,822      1,355
  Accrual for future medical claims            1,337      1,169
  Reserve for workers' compensation claims       659      1,186
  Other                                        3,225      1,940
                                              ------     ------
Gross deferred tax assets                      8,300      6,820
                                              ======     ======
Deferred tax liabilities:
  Revenue not subject to current taxes         3,631      2,388
  Unrealized gains on available-for-sale
    securities                                 1,661      1,973
  Other                                          227        417
                                               -----      -----
Gross deferred tax liabilities                 5,519      4,778
                                               =====      =====
Net deferred tax asset                        $2,781     $2,042
                                               =====      =====

The components of the provision for income taxes are as follows:

In thousands                                       Year ended May 31,
                                             ----------------------------
                                                1999       1998      1997
                                             -------    -------   -------
Current:
  Federal                                    $51,224    $34,888   $24,699
  State                                       10,247      8,096     5,860
                                              ------     ------    ------
  Total current                               61,471     42,984    30,559
                                              ======     ======    ======
Deferred:
  Federal                                       (131)      (857)   (1,719)
  State                                         (296)      (173)     (334)
                                              ------     ------    ------
  Total deferred                                (427)    (1,030)   (2,053)
                                              ======     ======    ======
Provision for income taxes                   $61,044    $41,954   $28,506
                                              ======     ======    ======

Reconciliations of the U.S. federal statutory tax rate with effective tax rates reported for income before income taxes are as follows:

                                                    Year ended May 31,
                                               --------------------------
                                                1999       1998      1997
                                               -----      -----     -----
Federal statutory rate                         35.0%      35.0%     35.0%
Increase/(decrease) resulting from:
  State income taxes, net of federal benefit    3.2        3.6       3.5
  Tax-exempt municipal bond interest           (7.7)     (10.4)    (10.9)
  Other items                                     -         .9       (.1)
                                               -----      -----     -----
Effective income tax rate                      30.5%      29.1%     27.5%
                                               =====      =====     =====

Note H - Other Comprehensive Income

The following table sets forth the related tax effects allocated to unrealized gains and losses on available-for-sale securities, the only component of other comprehensive income:

In thousands                                             Year ended May 31,
                                                   ---------------------------
                                                      1999      1998      1997
                                                   -------   -------   -------
Unrealized holding gains                           $ 1,979   $ 5,420   $ 3,215
Less:  Income tax expense related
         to unrealized holding gains                   716     1,955     1,279
       Gain on sale of securities realized
         in net income                               2,866       934       164
Plus:  Income tax expense on gain on sale of
         securities                                  1,028       335        59
                                                    ------    ------    ------
Other comprehensive income/(loss)                  $  (575)  $ 2,866   $ 1,831
                                                    ======    ======    ======

Note I - Supplemental Cash Flow Information

Income taxes paid:   The Company paid income taxes of $43,251,000, $35,191,000, and $24,256,000 for the years ended May 31, 1999, 1998 and 1997, respectively.

Non-cash financing transactions: The Company recorded the tax benefit from the exercise of stock options as a reduction of its income tax liability in the amount of $16,250,000, $6,945,000, and $5,208,000 for the years ended May 31,
1999, 1998, and 1997, respectively.

Note J - Commitments and Contingencies

Employee benefits: The Company's 401(k) Incentive Retirement Plan allows employees with one or more years of service to participate. The Company currently matches 50% of an employee's voluntary contribution, with a maximum of 3% of eligible compensation. Company contributions for the years ended May 31, 1999, 1998, and 1997 were $3,525,000, $3,239,000, and $2,712,000, respectively.

Lines of credit: At May 31, 1999, the Company has several available, uncommitted, unsecured lines of credit from various banks totaling $297,500,000 at market rates of interest. No amounts were outstanding against these lines of credit at May 31, 1999 and 1998.

Contingencies: The Company is a defendant in various lawsuits as a result of normal operations and in the ordinary course of business. Management believes the outcome of these lawsuits will not have a material effect on the financial position or results of operations of the Company.

Lease commitments: The Company leases office space and data processing equipment under terms of various operating leases, with most data processing equipment leases containing a purchase option at prices representing the fair value of the equipment at expiration of the lease term. Rent expense for the years ended May 31, 1999, 1998, and 1997 was $23,038,000, $20,336,000, and
$17,314,000, respectively. At May 31, 1999, future minimum lease payments under various noncancelable operating leases with terms of more than one year are $17,579,000 in fiscal 2000, $17,989,000 in fiscal 2001, $11,725,000 in fiscal 2002, $8,959,000 in fiscal 2003, $5,841,000 in fiscal 2004, and
$8,046,000 thereafter.

Note K - Business Combinations

The following table summarizes business combinations completed in the year ended May 31, 1997:
                                                                        Common
                                                                        shares
                                                         Method of  issued (In
Entity name           Business          Date            accounting  thousands)
------------------    ----------------  --------------  ----------  ----------
National Business
  Solutions, Inc.     PEO               August 1996        Pooling       9,904
The Payroll
  Service, Inc.       Payroll services  August 1996        Pooling         186
Olsen Computer
  Systems, Inc.       Payroll services  November 1996      Pooling       1,326

Results of operations prior to completion of the pooling of interests trans-action with National Business Solutions, Inc. were restated. Results of operations prior to completion of the other two business combination trans-actions were not restated as the effects were not material.

ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
In thousands, except per share amounts and other statistics

For the years ended May 31,       1999      1998      1997      1996     1995     1994     1993     1992     1991     1990     1989
Results of Operations
  Service revenues:
    Payroll                 $  545,249  $455,227  $368,855  $309,517 $254,093 $215,663 $184,004 $156,652 $133,886 $118,157 $100,488
    HRS-PEO                     52,047    38,477    30,878    23,791   18,020   11,290    7,700    5,253    3,289    2,043      666
  Total service revenues       597,296   493,704   399,733   333,308  272,113  226,953  191,704  161,905  137,175  120,200  101,154
  PEO direct costs billed (A)  578,132   499,741   334,966   233,135  139,953   96,952   60,434   21,775    2,617        -        -
  Total revenue              1,175,428   993,445   734,699   566,443  412,066  323,905  252,138  183,680  139,792  120,200  101,154
  PEO direct costs (A)         578,132   499,741   334,966   233,135  139,953   96,952   60,434   21,775    2,617        -        -
  Operating costs              151,956   131,731   115,034   101,235   81,663   70,034   61,877   53,700   50,054   45,031   35,557
  Selling, general
    and administrative
    expenses                   257,778   227,273   188,074   162,151  138,186  119,477  102,893   89,393   73,854   63,042   51,480
  Operating income             187,562   134,700    96,625    69,922   52,264   37,442   26,934   18,812   13,267   12,127   14,117
    % of total service
      revenues                   31.4%     27.3%     24.2%     21.0%    19.2%    16.5%    14.0%    11.6%     9.7%    10.1%    14.0%
  Investment income             12,581     9,473     7,031     5,467    3,458    2,220    1,379      821      764    1,081      857
  Income before income taxes   200,143   144,173   103,656    75,389   55,722   39,662   28,313   19,633   14,031   13,208   14,974
    % of total service
      revenues                   33.5%     29.2%     25.9%     22.6%    20.5%    17.5%    14.8%    12.1%    10.2%    11.0%    14.8%
  Net income                   139,099   102,219    75,150    55,035   40,389   28,746   20,241   13,788    9,606    8,566    9,446
    % of total service
      revenues                   23.3%     20.7%     18.8%     16.5%    14.8%    12.7%    10.6%     8.5%     7.0%     7.1%     9.3%

  Basic earnings
    per share                 $    .57  $    .42  $    .31  $    .23 $    .17 $    .12 $    .09 $    .06 $    .04 $    .04 $    .04
  Diluted earnings
    per share                 $    .56  $    .41  $    .31  $    .23 $    .17 $    .12 $    .09 $    .06 $    .04 $    .04 $    .04
  Weighted-average common
    shares outstanding         245,521   244,514   243,002   240,590  237,344  236,648  235,670  234,038  232,976  222,797  222,255
  Weighted-average shares
    assuming dilution          248,788   247,219   245,636   243,284  239,377  238,723  237,532  235,375  233,325  223,247  222,898
  Cash dividends per
    common share              $    .22  $    .15  $    .10  $    .07 $    .04 $    .03 $    .02 $    .01 $    .01 $    .01 $    .01

Financial Position
  Working capital             $360,784  $263,118  $194,614  $138,639 $100,009 $ 68,888 $ 46,776 $ 28,245 $ 19,230 $ 21,257 $ 22,951
  Purchases of property
    and equipment               22,116    28,386    18,536    17,806   12,535   11,667    8,822   13,580   18,420   15,447    9,132
  Total assets               1,873,101 1,549,787 1,201,323   831,585  647,366  474,786  322,214  221,771  133,342   74,501   55,638
  Total debt                         -         -         -         -      728      948    1,634    2,024    2,431    2,137    2,770
  Stockholders' equity         435,800   329,607   251,542   191,072  141,976  109,124   85,365   67,623   54,512   47,160   40,245
  Return on stockholders'
    equity                       35.9%     36.0%     33.9%     32.3%    32.2%    29.6%    26.5%    22.6%    18.9%    19.6%    26.3%

Client Statistics
  Payroll clients              322,600   293,600    262,700  234,300  207,900  185,900  167,500  150,400  135,200  120,600  105,600
  Branch service centers            79        79         79       75       71       70       70       70       70       74       68
  Sales offices                     29        25         23       23       23       24       20       17       16       15       16
  401(k) Recordkeeping clients  10,100     6,000      3,000    1,300      200        -        -        -        -        -        -
  401(k) client funds
    managed externally
    (in millions)            $   757.6  $  383.3  $   138.3 $   35.0        -        -        -        -        -        -        -
  Section 125 clients           20,200    16,400     13,200   11,400    8,800    7,400    5,000    2,800      500        -        -
  PEO worksite employees        18,300    19,200     13,800    9,200    5,300    3,400    1,800      500        -        -        -

Note: Per share and weighted-average share amounts have been adjusted for three-for-two stock splits in May 1999, May 1998, May 1997, May 1996, May 1995, August 1993, and May 1992.

(A) Wages and payroll taxes of PEO worksite employees and their related benefit premiums and claims.

QUARTERLY FINANCIAL DATA (UNAUDITED)
In thousands, except per share amounts

Fiscal 1999       August 31, November 30, February 28,      May 31,       Year
                  ---------  -----------  -----------    ---------    --------
Service revenues:
  Payroll          $127,982     $131,035     $144,257     $141,975  $  545,249
  HRS-PEO            11,307       11,913       14,166       14,661      52,047
                   --------     --------     --------     --------  ----------
  Total service
    revenues        139,289      142,948      158,423      156,636     597,296
PEO direct costs
  billed (A)        142,498      139,033      148,292      148,309     578,132
                   --------     --------     --------     --------  ----------
Total revenue       281,787      281,981      306,715      304,945  $1,175,428
PEO direct
  costs(A)          142,498      139,033      148,292      148,309     578,132
Operating costs      35,885       36,863       40,989       38,219     151,956
SG&A expenses        61,761       61,089       68,941       65,987     257,778
                   --------     --------     --------     --------  ----------
Operating income     41,643       44,996       48,493       52,430     187,562
Investment income     2,961        3,006        3,073        3,541      12,581
                   --------     --------     --------     --------  ----------
Income before
  income taxes       44,604       48,002       51,566       55,971     200,143
Income taxes         13,203       14,394       15,366       18,081      61,044
                   --------     --------     --------     --------  ----------
Net income         $ 31,401     $ 33,608     $ 36,200     $ 37,890  $  139,099
                   ========     ========     ========     ========  ==========
Basic earnings
  per share        $    .13     $    .14     $    .15     $    .15  $      .57
Diluted earnings
  per share        $    .13     $    .14     $    .15     $    .15  $      .56
Cash dividends
  per common share $    .04     $    .06     $    .06     $    .06  $      .22
Market value
  per share:
  High             $  30.00     $  36.71     $  35.33     $  36.67  $    36.71
  Low              $  23.83     $  24.33     $  27.33     $  24.17  $    23.83

Fiscal 1998      August 31, November 30, February 28,      May 31,        Year
                  ---------  -----------  -----------    ---------    --------
Service revenues:
  Payroll          $104,865     $108,528     $122,239     $119,595  $  455,227
  HRS-PEO             8,082        8,645        9,634       12,116      38,477
                   --------     --------     --------     --------  ----------
  Total service
    revenues        112,947      117,173      131,873      131,711     493,704
PEO direct costs
  billed (A)        105,636      118,048      139,482      136,575     499,741
                   --------     --------     --------     --------  ----------
Total revenue       218,583      235,221      271,355      268,286     993,445
PEO direct
  costs(A)          105,636      118,048      139,482      136,575     499,741
Operating costs      30,306       31,891       35,347       34,187     131,731
SG&A expenses        52,284       52,710       61,674       60,605     227,273
                   --------     --------     --------     --------  ----------
Operating income     30,357       32,572       34,852       36,919     134,700
Investment income     2,188        2,291        2,349        2,645       9,473
                   --------     --------     --------     --------  ----------
Income before
  income taxes       32,545       34,863       37,201       39,564     144,173
Income taxes          9,471       10,145       10,825       11,513      41,954
                   --------     --------     --------     --------  ----------
Net income         $ 23,074     $ 24,718     $ 26,376     $ 28,051  $  102,219
                   ========     ========     ========     ========  ==========
Basic earnings
  per share        $    .09     $    .10     $    .11     $    .11  $      .42
Diluted earnings
  per share        $    .09     $    .10     $    .11     $    .11  $      .41
Cash dividends
  per common share $    .03     $    .04     $    .04     $    .04  $      .15
Market value
  per share:
  High             $  18.33     $  20.17     $  23.42     $  26.56  $    26.56
  Low              $  14.44     $  14.89     $  17.81     $  22.08  $    14.44

(A) Wages and payroll taxes of PEO worksite employees and their related benefit premiums and claims.

Note: Each quarter is a discrete period and the sum of the four quarters' basic and diluted earnings per share amounts may not equal the full year amount. Per share amounts have been adjusted for three-for-two stock splits in May 1999 and May 1998.