Form 10-K, Exhibit 13
period 2000-05-31
PAYCHEX INC
filed 2000-08-28
CIK 723531

Page 1
Financial Highlights


In millions, except per share amounts
-------------------------------------------------------------------------------
Year ended May 31,                                 2000       1999    Increase
-------------------------------------------------------------------------------
Service revenues                                 $728.1     $597.3         22%
Operating income                                 $258.9     $187.6         38%
 As a percent of service revenues                   36%        31%
Net income                                       $190.0     $139.1         37%
 As a percent of service revenues                   26%        23%
Diluted earnings per share                       $  .51     $  .37         38%
Cash dividends per common share                  $  .22     $  .15         47%
Return on stockholders' equity                      38%        36%
===============================================================================

[Graphics on this page omitted]

The following table was depicted in bar graphs in the printer material.

                                      1996     1997     1998     1999     2000
                                      ----     ----     ----     ----     ----
Service Revenues (millions $)       $333.3   $399.7   $493.7   $597.3   $728.1
Operating Income (millions $)       $ 69.9   $ 96.6   $134.7   $187.6   $258.9
Net Income (millions $)             $ 55.0   $ 75.2   $102.2   $139.1   $190.0
Payroll Clients (thousands)          234.3    262.7    293.6    322.6    351.9


                                                                     Page 2
                              To Our Shareholders

The year 2000 was a very successful year for Paychex, and I am pleased to review the highlights.

  For the tenth straight year our service revenues and net income set new records. It was the ninth consecutive year of net income growth of 36% or more. For the year ended May 31, 2000, Paychex earned net income of $190.0 million, a 37% increase over 1999. Total service revenue increased 22% over last year to $728.1 million and operating income grew 38% to $258.9 million during the same period. Our balance sheet remains strong, with $459.5 million of cash and investments. Return on equity was 38%. Cash flow from operations was $249.0 million. Paychex has no outstanding notes or mortgages.

  Diluted earnings per share were $.51, compared to $.37 a year ago. During October 1999, we increased out dividend by 50% for the eighth consecutive year. In April 2000, the board of directors approved a three-for-two stock split. That was the tenth split of this type since our initial public offering in 1983, and the sixth in the last six years.

  Successful application of our growth formula, which has generated consistent results for many years, was the primary force creating our strong year-over-year profits. Our business model focuses on increasing client counts, implementation of modest price increases, higher client utilization of ancillary products, and introducing new products that leverage off our fixed infrastructure and the capabilities Paychex brings to its clients.

  During fiscal 2000, payroll service revenue grew 20% to $653.2 million, with operating income increasing 28% to $303.4 million. This growth was led by our new Flexible Pay Package, which significantly increased the use of ancillary services by clients.

  We were especially pleased this year by the presentation of the George Mitchell Payment Systems Excellence Award to Paychex. This was conferred by the National Automated Clearing House Association, which oversees electronic money transfers between businesses and the nation's 13,000 depository financial institutions. The award was particularly appreciated because it represented the financial industry's recognition of Paychex as a leader in electronic payment services.

  We have expanded our Major Market Services (MMS) payroll offering to include forty-four of the markets served by our core payroll service. MMS revenues were up 55% this fiscal year. Businesses served by MMS are larger, more likely to be interested in ancillary services, and deliver per-client revenues that are substantially more than those of our smaller clients. Therefore, we expect MMS to be a solid contributor and one that should show continued growth into the future.

  For the year, HRS-PEO service revenue increased 44% to $74.9 million with operating income advancing 111% to $23.4 million. This segment now produces over 10% of our total revenue and has become an increasingly significant producer for Paychex. A 46% increase in the number of 401(k) recordkeeping clients reflected expansion of the sales force during fiscal 1999.

  At the beginning of the new millennium two topics were foremost for American business; the Y2k computer problem and the impact of the Internet. For Paychex, the Y2k bug was a non-event, with zero systems problems encountered. However, it was not without effort and will return dividends in coming years.

  The Internet has opened a dynamic communications channel that is without geographic or time boundaries. Our corporate Web site - www.paychex.com - has been operational since 1996. It, together with our other Internet initiatives, has continuously evolved as a resource for expanding our geographic reach, improving the efficiency of product delivery, providing another channel for communication of the Paychex brand, and delivery of products and services to both clients and the professional accounting community.

  We believe the Internet will continue to enhance the way prospects, clients, and their accountants interact with us. This year, the rollout of Paychex Online, and several other Paychex Internet initiatives provided proof of this. An online payroll sales presentation placed on our site last March quickly began providing a stream of high-quality, low-cost sales leads with a high closing rate. Two new services - Internet Time Sheet and Ledger Reporting Online - were introduced this year, joining our enhanced Reports Online, which was introduced during fiscal 1999. Available twenty-four hours a day, seven days a week, these Internet capabilities bring added convenience and utility to the business owners and accountants who use our payroll services. Soon we will provide retirement account Internet access for the employees of our clients who have 401(k) plans.

  Each of these capabilities establishes a new means by which our clients or their employees can exchange information with Paychex in a fast, convenient, and cost-effective manner. These services demonstrate that the technology of the Internet can be profitably integrated with an established business model without the need to radically transform the model.

  We are poised to capitalize on the service and trust of the past and the technologies of the future, to compete as the premier employer and employee services company for small- and medium-size businesses in the new economy. The growth of revenue and profitability, the successful pursuit of our sales process, and the delivery of quality service continue to be our objectives. I thank our stockholders, our clients, and our employees for the achievement of those goals in 2000, and look forward to their continued support in the future.


/s/ B. Thomas Golisano
B. Thomas Golisano
Chairman, President, and Chief Executive Officer
July 13, 2000

                                                                 Page 4
                     Putting It All Together For Employers

  Paychex helps companies focus on their core strengths by minimizing the effort to perform payroll and human resource tasks. By constructing a diverse portfolio of products of high value, Paychex has built a solid reputation of service to employers and their employees and a record of strong financial performance for shareholders.

A View of Our Company

Paychex serves businesses everywhere in the United States. They are in business districts, in malls, anywhere where commerce flows. Look down any busy street and you are likely to see a professional office complex, a popular family restaurant, an accountant's office, a rapidly growing manufacturing firm, or even an entrepreneur working out of his or her home. Each has similar, but individual, payroll and human resource requirements. Paychex serves them all, and over 350,000 companies like them, by putting together solutions tailored to the unique needs of each employer. This personal attention originates from over 100 Paychex offices across the United States and extends to our support staff of 6,200 employees.

  Our service and financial achievements are frequently recognized by the press. Some of the honors received this year include the following:

* Business Week's Performance Rankings of the S&P 500. Paychex was ranked #68 in a comparison of financial success that weighed factors such as sales, profits, and return to shareholders.

* Forbes 500s. This measures the top companies in the United States. In the list of 500 companies ranked by market value, Paychex moved from last year's position of #271 to #212. The company entered the profits category at #458. In the 895-company "super rank" listing, which combines sales, profits, assets, and value, Paychex rose from #521 in 1999 to #470 this year.

* Forbes Global A-List. In this listing of the 400 best companies in the world, Forbes Global magazine divided the group into twenty-one sectors - "the companies to watch in each industry; the ones that create their own destinies." Paychex was awarded the #1 position in the business services category.

* Barron's 500. The best performing corporations for investors, reviewed on the basis of stock market performance, top-line revenue growth, and real cash returns on capital invested in a company, provides the basis for this ranking. Paychex was positioned #21.

* The Business Week Global 1000. This list ranks companies, worldwide, by market value. The Paychex position in the United States was #206, and internationally #405.

  Paychex employs approximately 6,200 people, 13% more than last year. Organizational goals include internal promotion, employee recognition, and a rigorous schedule of headquarters and field instruction that emphasizes personal development, positive client relationships, and strong financial performance. This year, the corporate training and development center logged 815,000 employee-hours of field training, formal classroom instruction, and testing, including many courses certified for college credit.


Clients and Competitors

Paychex began as a payroll processor for smaller businesses. While we now serve clients of more diverse sizes and

[Graphics on this page omitted]

                                                                    Page 5
needs, small- to medium-sized companies remain our primary focus. Of the 5.8 million firms in the markets we serve, 98% have fewer than 100 employees. The average Paychex core payroll client employs fourteen people, and has thirty-one payrolls processed each year.

  Comparing the Paychex client base to the number of American businesses shows that market penetration is still relatively small. In fact, research estimates that all payroll processors combined serve less than 15% of the potential market, presenting the opportunity for substantial continued growth by all competitors.

  While many small businesses utilize personal computer programs or manual record books, our true competition is not specific brands of software or ledger books. Instead, our challenge is to show business owners that outsourcing is a better decision than a do-it-yourself approach . . . to demonstrate that their time is best spent concentrating on growing their businesses rather than being distracted by repetitive and time-consuming administrative tasks like payroll.

The Power of Outsourcing

From a $100 billion industry in 1996, outsourcing has grown to a projected $300 billion industry this year. Business owners cite the following as some of the top reasons for turning important tasks over to outside suppliers: it frees

[Graphics on this page omitted]

Sidebar caption:
Putting It All Together for Businesses
This main street restaurant has twenty-three servers, cooks, and bartenders. Turnover is frequent and no two employees work exactly the same schedule. The tips are good and the tip-sharing arrangement is complicated. The restaurant owner relies on Paychex to accurately cut checks, remit taxes, provide W-2s, and make reports of newly hired employees in what he calls "a payroll situation as complicated as a plate of spaghetti."

                                                                  Page 6
resources for other purposes, brings difficult to manage functions under control, improves company focus, provides capabilities not available internally, reduces risk, and provides access to world-class capabilities. As the acceptance of outsourcing as part of a dynamic business model continues to grow, Paychex stands well prepared to bring these benefits to a growing audience of businesses of all sizes.

Partnership for Success

Thousands of accounting professionals nationwide have formed a strategic alliance with Paychex to provide our services to their clients. We recognize the important role that these professionals play in the business world, and continually seek additional ways to bring value to this mutually beneficial relationship.

  Our presence within the accounting community was strengthened this year with our participation in a comprehensive Web site called AccountantsWorld (Service
Mark), which is accessible via the Paychex Web site. This site offers accountants and CPAs daily accounting and tax news via e-mail, Web site development for their practices, a convenient portal to tax agencies and forms, free online seminars, and a host of other links and resources that help them manage and grow their businesses. The introduction of Reports Online and Ledger Reporting Online (Service Mark) has provided accountants with a convenient new way to access client payroll records. These services, combined with our established programs and services such as seminar programs and informational publications, build on the long-standing relationship for mutual success that we have with the accounting community.

[graphics on this page omitted]

Sidebar caption:
Putting It All Together for Accountants
Businesses depend on accountants, and many accountants depend on Paychex. In a mutually beneficial partnership, this CPA relies on Paychex to aid her clients with reliable payroll services. This gives her more freedom to provide the best one-on-one accounting and business consulting. "The knowledgeable personal service and expanding Internet services that Paychex has provided have helped me make the important transition from mundane compliance work to diversified financial consulting."

                             Services and Products

  Paychex continuously spends considerable resources to expand its lineup of services and products. New payroll and human resource offerings, as well as expanded Internet capabilities, make the content of our product line significantly different than it was just two years ago.

Payroll

Comprehensive payroll services - including calculation and delivery of employee pay, management reports, and payroll tax returns for federal, state, and local jurisdictions - form the core Paychex business. In fiscal 2000, we produced over 162 million payments, with over 5.2 million workers a month receiving a payment generated by Paychex. At year's end, we delivered over 8.7 million W-2 forms.
In short, it all begins with payroll.

  Payroll information comes to Paychex offices in a variety of ways. Typically, our Payroll specialists telephone businesses on a scheduled basis and, in a few minutes, obtain employee hours and wages. Others prefer to fax us their information, while others use our Paylink(Registered Trademark) or Preview (Registered Trademark)(MMS) software to transfer their data from a personal computer. We also offer the ability to interface with time and attendance systems, facilitating information transfers from companies using time clocks.

  This year, Paychex introduced Internet Time Sheet, which allows employee information to be submitted via a secure area of the Paychex Online Internet site, any time of day, any day of the week. Another Internet service - Ledger Reporting Online - facilitates the transfer of payroll numbers computed by Paychex to client general ledger software. This eliminates time-consuming manual entries and improves bookkeeping accuracy. These new Internet services interlock with Reports Online, which was introduced in fiscal 1999. Reports Online allows companies to access their current and historical payroll information, reducing the cost and increasing the delivery speed of their reports.

  New-hire reporting, a payroll-related service, helps employers comply with federal and state requirements that aid enforcement of child support orders, and help reduce fraudulent workers' compensation and unemployment claims. Paychex currently processes over 339,000 new-hire reports each month.

  Electronic invoice payment provides clients with an easy, scheduled means of paying their Paychex bill via an electronic account deduction. While adding convenience and predictability to clients' cash management, this cuts the cost of invoice processing for Paychex by reducing the number of unpaid or delinquent bills. Over 58% of our core payroll clients use this payment method.

  Paychex delivers core payroll sales, processing, and service from over 100 locations nationwide. In 2000, staffing included 795 sales representatives, an increase of 10% from 1999.

  In the past, Paychex focused primarily on services for smaller companies. Paychex Major Market Services (MMS) was introduced in 1997 to meet the needs of current clients who were outgrowing our core service, and for new clients, with more complex payroll and human resource

[graphics on this page omitted]

                                                                  Page 8
needs, who were seeking access to Paychex expertise. According to the Small Business Administration, less than 2% of U.S. companies have more than one hundred employees. However, the sector pays more than 60% of the nation's non-farm paychecks, and takes in two thirds of its gross receipts (over $10 trillion). This market offers large numbers of employees to serve, is positioned to purchase extended payroll and human resource services, and understands the benefits of outsourcing. Most of these companies are located in metropolitan areas, and Paychex has been both aggressive and successful, acquiring more than half our new accounts from competitive providers.

  During fiscal 2000, the number of metropolitan areas served by MMS was expanded from twenty-six to forty-four of the markets served by our core payroll service. Sales staff in these offices increased 32% to fifty. MMS offices delivered payroll and human resource administration for over 6,000 clients, an increase of 40% over the prior year.

Taxpay (Registered Trademark)

Businesses are required to remit payroll taxes and file returns with tax agencies on a regular schedule, and failure to do so results in penalties. Making the payments, maintaining the proper records, and filing the returns becomes a time-consuming routine for employers who would prefer to concentrate on running their business. The Paychex Taxpay service eliminates this burden by making sure that deposits and filing are done accurately and on time. Throughout the last decade, Taxpay was a very successful ancillary service, with client use growing from 25% in 1992 to 81% in 2000. We expect utilization to mature in the 82% to 87% range.

  In the past, Paychex handled federal and state taxes, but early this year local taxes were added. Successfully tested in several cities during fiscal 1999, the local service is now available nationwide.

  Paychex made $45.5 billion in payroll tax payments on behalf of clients during fiscal 2000. Compared to the year before, this was an increase of $8.4 billion.

[graphics on this page omitted]

                                                                      Page 9
Employee Pay Services

To meet the various needs and preferences of employers and employees, Paychex provides a variety of ways for businesses to pay employees. These include the traditional paper check, direct bank deposit, a debit and purchase card option, and a special type of check called Readychex (Service Mark).

  During the first quarter of this fiscal year, Paychex introduced a total payroll solution called the Flexible Pay Package, which combines all our employee payment options for one low price. Employers get the convenience and confidentiality of check signing and insertion, plus the simplified account reconciliation that comes from direct deposit and Readychex. Employees have the choice of any one or a combination of payment options, including a paper check, direct deposit, or Access Card.

  Helping both employers and employees, direct deposit provides a safe, convenient, and productive benefit. The number of client companies using Paychex for direct deposit grew from 135,400 to 165,700, an increase of 22%. Transfers for the year rose from $39.4 billion to $50.7 billion. Working as a member of the National Automated Clearing House Association (NACHA), Paychex is connected to 13,000 depository financial institutions. This year, in recognition of our contribution to the financial services industry, NACHA presented Paychex with the George Mitchell Payment Systems Excellence Award for "using the automated clearing house to make the efficiencies of electronic commerce available to every business owner in the United States."

  The Paychex Access Card - in association with MasterCard(Registered Trademark)
- provides an alternative way to electronically deposit wages. Many U.S.
workers do not have any kind of bank account, which ordinarily disqualifies them from using direct deposit. They must rely on check cashing services

[graphics on this page omitted]

Sidebar caption:
Putting It All Together for Employees
Four nurses and three medical administrators aid the two doctors at this medical practice. The staff includes a working mother with a child in nursery school, another with a disabled spouse, and one with recurring eye care expenses not covered by insurance. In addition to their paychecks, each depends on the section 125 plan administered by Paychex to provide favorable tax status while budgeting their out-of-pocket health and dependent care expenses during the year.

and carry cash. The Paychex Access Card offers an alternative, combining the convenience and safety of direct deposit with a purchase and ATM debit card. In addition, Access Card fees are modest compared to those normally charged for check cashing. The Access Card also provides a convenient method for employees who frequently travel in their jobs, by enabling them to access cash through ATMs or to use their card for purchases.

  While an employer may be enthusiastic about the benefits of direct deposit, some employees may still wish to receive a paper check. Paychex Readychex resolves this by delivering an employee's net pay in a form that makes payday convenient for both. For employees, Readychex is just like any other payroll check. To an employer, a Readychex payment works as simply as direct deposit, with Paychex bundling all Readychex wages into a single debit from the business's payroll account. Reconciliation of Readychex payments becomes a one-line accounting item on payday, making bookkeeping easier and providing management with a reliable cash management tool. In addition, Readychex money transfers employ banking system safeguards that reduce the opportunities for check fraud.

[graphics on this page omitted]

Sidebar caption:
Putting It All Together for Larger Companies
Five years ago this software company had ten employees. Today they have over one hundred and fifty. The owner and president gives substantial credit to the company's benefits package - particularly the 401(k) plan - for the ability to attract and retain talented programmers and computer professionals. "Paychex made it possible for a small start-up to have competitive benefits so we could hire good talent, and allowed me to concentrate on growing the business at a crucial time, particularly when we really took off and became a bigger business."

By having checks pre printed with authorizing signatures and then inserted and sealed in envelopes, our clients add confidentiality and save time on payday.


Human Resource and PEO Services

A paycheck does more than quantify gross wages, deductions, and net pay. For many workers, it shows their commitment to health care, insurance, retirement, or other elements of their total wages. Because these issues go hand in hand with payroll, Paychex is solidly positioned to leverage its core payroll capabilities into human resource services at very profitable levels. Organized under our Human Resource Services and Professional Employer Organization division (HRS-PEO), these services are offered by a specially trained staff of 199 sales representatives that deals solely with human resource issues.

Retirement Plan Recordkeeping

Participation in retirement plans - and in 401(k) plans in particular -has expanded at an enormous rate in recent years. The last decade of Department of Labor statistics show that 401(k) plan participation doubled, the number of plans more than quadrupled, and assets grew from $277 billion to $1.4 trillion. Because of its unique position as a payroll processor, Paychex has been able to make retirement plans economical for almost any employer, the most popular being the 401(k) plan. Currently, 14,700 companies depend on Paychex for their funds transfer and 401(k) plan recordkeeping, an increase of 46% over last year. This represents $1.3 billion under recordkeeping, for 174,000 plan participants.

  In partnership with leading fund managers, Paychex offers affordable solutions for a wide variety of needs. During fiscal 2000, we began offering SIMPLE Individual Retirement Account plans to our clients. SIMPLE IRAs are particularly well suited for the self-employed, business owners seeking a successor to a SAR/SEP plan, or those for whom employee compensation does not coincide with the compliance requirements of a traditional 401(k) plan.

Workers' Compensation Services

Workers' compensation provides benefits for employees who are unable to work because of injuries incurred on the job, and, therefore, most employers carry workers' compensation insurance. Risk factors, claims history, wage rates, and the number of employees all affect workers' compensation rates. Typically, companies pay estimated premiums at the beginning of the coverage period. At the end of the period, an audit adjusts actual claims, wage rates, and job classifications. Businesses that have increased their employment or had changes in rates or risk can face significant period-end adjustments. This can create cash management problems, particularly for smaller companies.

[graphics on this page omitted]

  The Paychex Pay-As-You-Go (Service Mark) program uses rate and job classification information to initiate regular premium payments throughout the year for clients, stabilizing their cash flow and minimizing period-end adjustments. The integrity of Paychex payroll data helps eliminate the expense of year-end audits, making Pay-As-You-Go attractive to major insurers (Paychex acts, via its licensed agency, as a general agent providing insurance through a variety of carriers who are the underwriters). Because of the number of firms requiring worker's compensation insurance, Pay-As-You-Go has significant potential for growth, with Paychex receiving revenue through fees and the administration of the stream of premium payments.


Section 125 Plans

To encourage individuals to plan and manage their health and dependent care costs, section 125 of the U.S. Internal Revenue Code was established. It designates favorable tax considerations for persons who contribute to flexible spending accounts and premium-only plans. Although these plans reduce employer payroll taxes, administration remains time-consuming. Paychex eliminates this burden and allows companies to add to their benefits package at very little cost. During fiscal 2000, we administered plans for 23,900 clients.

PAS and  PEO

Paychex Administrative Services (PAS) offers businesses a bundled package that includes payroll, human resource administration, fringe benefit administration, and risk management. Smaller companies have found this bundled approach to human resource matters particularly attractive because it brings previously unaffordable benefits within reach. PAS does not engage in co-employment of workers. After successful testing in limited markets, Paychex Administrative Services has been available nationwide since May 2000.

  Professional employer organizations (PEOs) offer a specific approach to payroll, human resource, and benefits administration. The PEO becomes co-employer of a client company's employees, which permits a pooling of workers from different client companies for the negotiation of advantageous rates of insurance and benefit services. This course is popular in Florida where Paychex Business Solutions (PBS) provides PEO services to companies with a total of 20,200 worksite employees.

Beginning a New Century

Paychex enters the twenty-first century having established a broad base of products, well-trained and motivated employees, and healthy markets for continued growth. These all provide an exciting outlook for the future. As a result, Paychex has never been better positioned to deliver added value to our clients, opportunities for our employees, and profits for our shareholders.

[graphics on this page omitted]

                            MANAGEMENT'S DISCUSSION


Management's Discussion reviews the Company's operating results for each of the three fiscal years in the period ended May 31, 2000 (fiscal 2000, 1999, and 1998), and its financial condition at May 31, 2000. The focus of this review is on the underlying business reasons for significant changes and trends affecting revenues, net income, and financial condition. This review should be read in conjunction with the accompanying Consolidated Financial Statements, the related Notes to Consolidated Financial Statements, and the Eleven-Year Summary of Selected Financial Data. Forward-looking statements in this review are qualified by the cautionary statement at the beginning of this Annual Report (Exhibit 99).

Results of Operations

In thousands, except per share amounts
-------------------------------------------------------------------------------
                              2000    Change        1999    Change        1998
                          -----------------------------------------------------
Service revenues          $728,119     21.9%    $597,296     21.0%    $493,704
Operating income          $258,893     38.0%    $187,562     39.2%    $134,700
Operating margin             35.6%                 31.4%                 27.3%
Income before income
  taxes                   $275,372     37.6%    $200,143     38.8%    $144,173
Net income                $190,007     36.6%    $139,099     36.1%    $102,219
% of service revenues        26.1%                 23.3%                 20.7%
Basic earnings per share  $    .51     34.2%    $    .38     35.7%    $    .28
Diluted earnings per
  share                   $    .51     37.8%    $    .37     32.1%    $    .28
===============================================================================

The financial results for Paychex, Inc., in 2000, reflect the tenth consecutive year of record service revenues and net income, and the ninth consecutive year of net income growth of 36% or more. The Company's ability to continually grow its client base, add new services, increase client utilization of ancillary services, implement price increases, and decrease operating expenses as a percent of service revenues has resulted in ten years of average compounded annual growth in service revenues of 20% and net income of 36%.

The Company has two reportable business segments: Payroll and Human Resource Services-Professional Employer Organization (HRS-PEO). See Note A of the Notes to Consolidated Financial Statements for a detailed description of these reportable segments and related business activities.

Payroll segment


In thousands
-------------------------------------------------------------------------------
                              2000      Change        1999    Change      1998
                          -----------------------------------------------------
Payroll service revenue   $653,245       19.8%    $545,249     19.8%  $455,227
ENS investment revenue
  included in Payroll
  service revenue         $ 58,800       12.4%    $ 52,335     20.5%  $ 43,429
Payroll operating income  $303,360       27.9%    $237,236     30.6%  $181,585
Payroll operating margin     46.4%                   43.5%               39.9%
-------------------------------------------------------------------------------
Payroll clients              351.9        9.1%       322.6      9.9%     293.6
Taxpay clients               285.9       12.4%       254.3     15.2%     220.7
Employee Pay Services
  clients                    165.7       22.4%       135.4     29.7%     104.4
===============================================================================

                                                                     Page 14
[graphics on this page omitted]

Revenues: Payroll service revenue includes service fees and investment revenue. Service fee revenue is earned primarily from Payroll, Taxpay, Employee Pay Services, and other ancillary services. Employee Pay Services include the Direct Deposit, Readychex, and Access Card products. ENS (Electronic Network Services) investment revenue is earned during the period between collecting client funds (ENS investments) and remitting the funds to the applicable tax authorities for Taxpay clients and employees of Employee Pay Services clients. ENS investment revenue also includes net realized gains and losses from the sale of available-for-sale securities.

The increases in Payroll service revenue for 2000 and 1999 are primarily related to the addition of new clients, new services, price increases, and increased utilization of ancillary services, such as Taxpay and Employee Pay Services, by both new and existing clients. At May 31, 2000, 81% of Payroll clients utilized the Taxpay service, compared with 79% at the end of 1999 and 75% at the end of 1998. Client utilization of this product is expected to mature within a range of 82% to 87%. Client utilization of Employee Pay Services was 47% at May 31, 2000, versus 42% and 36% at May 31, 1999 and 1998, respectively. At May 31, 2000, only 27% of the total employees paid by the Company's core payroll service utilized Employee Pay Services. These services are expected to provide growth opportunities for fiscal 2001 and beyond.

ENS investment revenue, which is included in Payroll service revenue, has increased due to more clients utilizing Taxpay and Employee Pay Services and higher daily client balances. The growth rate in ENS investment revenue is also affected by factors such as the maturing of the Taxpay product, volatile interest rate movements in both fiscal 2000 and 1999, and the level of realized gains and losses. Average daily ENS investment portfolio balances were approximately $1.4 billion, $1.1 billion, and $1.0 billion in fiscal 2000, 1999, and 1998, respectively. The first half of fiscal 2000 reflected lower comparable rates of return, while the second half of fiscal 2000, especially the fourth quarter, benefited from increasing interest rates. In fiscal 2000, ENS investments incurred realized losses of $2.9 million, compared with realized gains of $2.4 million and $0.8 million in fiscal 1999 and 1998, respectively.

Payroll revenue growth for the fourth quarter of fiscal 2000 was 23.7%, compared with 19.8% for the full year. The higher than normal growth was due to higher interest rates and the timing of billing days in the quarter. Fiscal 2001's percentage growth in Payroll revenue is expected to be toward the upper end of a range of 18% to 20%.

Operating income: Operating income for 2000 and 1999 increased as a result of increased revenue and leveraging of the segment's operating expense base, as evidenced by the increases in the segment's operating margins year-over-year.

Effective September 1, 1999, the Company increased its sales force compensation package to increase the retention and quality of its payroll sales representatives. This compensation increase resulted in additional annualized pre-tax expense of approximately $6.0 million, of which $4.5 million was reflected in fiscal 2000. Sales related expenses were also impacted in the fourth quarter of fiscal 2000 as the Company accelerated the hiring and training of Payroll sales representatives for fiscal 2001 selling efforts.

During fiscal 2000, the Company continued expansion of its Major Market Services payroll product offering to include forty-four of the slightly more than one hundred sales territories covered by its core Payroll product. The Major Market Services product now services over 6,000 clients and generated approximately $30 million in revenue for fiscal 2000. The Company will continue to expand into new cities for the next several years.

[graphics on this page omitted]

HRS-PEO segment


In thousands
-------------------------------------------------------------------------------
                              2000      Change      1999    Change        1998
                          -----------------------------------------------------
HRS-PEO service revenue   $ 74,874       43.9%   $52,047     35.3%     $38,477
HRS-PEO operating income  $ 23,395      111.3%   $11,072    108.0%     $ 5,322
HRS-PEO operating margin     31.2%                 21.3%                 13.8%
-------------------------------------------------------------------------------
401(k) Recordkeeping
  clients                     14.7       45.5%      10.1     68.3%         6.0
401(k) client funds
  managed externally
  (in millions)           $1,337.5       76.5%   $ 757.6     97.7%     $ 383.3
Section 125 clients           23.9       18.3%      20.2     23.2%        16.4
Workers' Compensation
  Insurance clients           10.4      160.0%       4.0    100.0%          --
PEO worksite employees        20.2       10.4%      18.3     -4.7%        19.2
===============================================================================

Revenues: The significant increases in service revenue for 2000 and 1999 are primarily related to the benefits of growing a recurring revenue stream from 401(k) Recordkeeping clients, Workers' Compensation Insurance clients, Section 125 clients, and the number of Professional Employer Organization (PEO) worksite employees. The increase in 401(k) clients reflects the continuing interest of small- to medium-sized businesses to offer retirement savings benefits to their employees. During the first quarter of fiscal 1999, the Company began a national rollout of its Workers' Compensation Insurance product, which provides insurance for qualified clients through several leading insurance providers and a method to enhance their cash flows. The decline in PEO worksite employees in 1999 was caused by the loss of two large PEO clients, which offset the additions to worksite employees. The loss of these clients did not have a material impact on fiscal 2000 or 1999.

Operating income: For 2000 and 1999, the increases in operating income are primarily related to gains in recurring service revenue and leveraging of operating expenses.

In fiscal 2000, the Company began a nationwide expansion of Paychex Administrative Services (PAS), a combined payroll and human resource outsourcing solution designed to make it easier for small businesses to manage their payroll and benefit costs. The Company also added SIMPLE IRA Plans to its retirement services product line and continued to expand the Workers' Compensation Insurance product.

Full-year fiscal 2001's HRS-PEO service revenue and operating income are expected to grow at a rate lower than fiscal 2000's rate, but at a rate much higher than the Payroll segment's growth rate. Fiscal 2001's quarter-over-quarter percentage comparisons in HRS-PEO service revenue and operating income may vary significantly throughout the year, and any one particular quarter's results may not be indicative of expected full-year results.

Corporate expenses


In thousands
-------------------------------------------------------------------------------
                              2000      Change      1999     Change       1998
                          -----------------------------------------------------
Corporate expenses         $67,862       11.7%   $60,746      16.4%    $52,207
===============================================================================

Corporate expenses are primarily related to the Information Technology, Organizational Development, Finance, Marketing, and Senior Management functions of the Company. For 2000 and 1999, the increases in expenses are primarily due to additional employees and other expenditures required to support the continued growth of the Company's business segments. In fiscal 2000, the Company also continued to invest in numerous Internet-based product enhancements, which will be utilized by both CPAs and clients in fiscal 2001. In fiscal 2000, these increases were offset by lower spending on national marketing efforts during the last half of the year and by the internal payroll-related costs capitalized for the development of internal-use software. These capitalized costs are in accordance with the adoption of Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which became effective for the Company on June 1, 1999.

In fiscal 2001, Corporate expenses are expected to grow at a rate lower than in fiscal 2000.

Investment income


In thousands
-------------------------------------------------------------------------------
                              2000     Change       1999     Change       1998
                          -----------------------------------------------------
Investment income          $16,479      31.0%    $12,581      32.8%     $9,473
===============================================================================

Investment income primarily represents earnings from the Company's cash and cash equivalents and investments in available-for-sale securities. Investment income does not include earnings from the ENS investments, which are recorded as ENS investment revenue within the Payroll segment. The increases in Investment income are primarily due to the increases in the average daily invested balances generated from increases in overall cash flows. In fiscal 2000, these increases were offset by realized losses of $0.8 million on available-for-sale securities compared with realized gains of $0.5 million and $0.1 million in fiscal 1999 and 1998, respectively. For fiscal 2000, the twelve-month average long-term rate of return was slightly higher than the average rate of return earned in fiscal 1999, reflecting lower comparable rates of return in the first half of fiscal 2000 and higher comparable rates in the second half of the fiscal year. Investment income for fiscal 2001, subject to changes in market rates of interest, is expected to grow at a rate higher than fiscal 2000, reflecting the expected benefit of higher comparable rates of return.

Income taxes

In thousands
-------------------------------------------------------------------------------
                              2000     Change       1999     Change       1998
                          -----------------------------------------------------
Income taxes               $85,365      39.8%    $61,044      45.5%    $41,954
Effective income tax rate    31.0%                 30.5%                 29.1%
===============================================================================

For 2000 and 1999, the increases in the effective income tax rate are due to the growth in taxable income exceeding the growth in tax-exempt income. Tax-exempt income is derived primarily from income earned on municipal debt securities. Fiscal 2001's effective income tax rate is expected to be in the range of rates experienced in fiscal 2000 and 1999.

                                                                  Page 17
Liquidity and Capital Resources

Operating activities


In thousands
-------------------------------------------------------------------------------
                              2000     Change       1999    Change        1998
                          -----------------------------------------------------
Operating cash flows      $249,028      43.0%   $174,120     27.3%    $136,761
===============================================================================

[graph omitted]

The increases in operating cash flows resulted primarily from the consistent achievement of record net income. Projected operating cash flows are expected to adequately support normal business operations, forecasted growth, purchases of property and equipment, and dividend payments. Furthermore, at year-end, the Company had $459 million in available cash and investments. The Company also had $140 million of available, uncommitted, unsecured lines of credit and $350 million available under an uncommitted, secured line of credit, which was entered into during the third quarter of fiscal 2000.

Investing activities


In thousands
-------------------------------------------------------------------------------
                              2000    Change        1999    Change        1998
                         ------------------------------------------------------
Net investments and
  ENS activities         $(144,322)    74.5%   $ (82,724)    -6.8%   $ (88,728)
Purchases of P&E, net      (32,888)    48.8%     (22,104)   -21.6%     (28,197)
Purchases of other
  assets                    (6,964)    94.0%      (3,590)   599.8%        (513)
                         ------------------------------------------------------
Net cash used in
  investing activities   $(184,174)    69.9%   $(108,418)    -7.7%   $(117,438)
===============================================================================

Corporate investments and ENS investments: Corporate investments are primarily available-for-sale debt securities. ENS investments are primarily short-term funds and available-for-sale debt securities. The portfolio of Corporate investments and ENS investments is detailed in Note D of the Notes to Consolidated Financial Statements.

Corporate investments have increased due to the investment of increasing cash balances provided by operating activities less purchases of property and equipment and dividend payments. The reported amount of ENS investments will vary significantly based upon the timing of collecting client funds, and remitting the funds to the applicable tax authorities for Taxpay clients and employees of clients utilizing the Employee Pay Services.

At May 31, 2000, the Company had $1,202.7 million of cost and fair value invested in money market securities and other cash equivalents with an average maturity of less than 30 days, and $984.3 million of fair value invested in available-for-sale securities with an average duration of 2.4 years. At
May 31, 2000, the market value of the available-for-sale securities was lower than their cost basis by $13.4 million, compared with a market value exceeding cost basis by $4.5 million at the end of May 1999.

Additional discussion of interest rates and related risks is included in the Market Risk Factors section of this review.

Purchases of property and equipment, net: In fiscal 2000, the Company made net purchases of property and equipment of $32.9 million. During the past year, the Company sold an office facility in California for approximately $1.2 million and purchased a branch office facility in Pennsylvania for $6.1 million. Purchases of property and equipment in fiscal 2001 are expected to range from $30 million to $35 million. In addition, the Company is in the process of evaluating the construction of an additional facility at Corporate headquarters with a cost ranging from $20 million to $30 million. The proposed building would primarily be occupied by employees who are currently occupying leased facilities and would be completed in the summer of 2002.

Effective June 1, 1999, the Company adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires the capitalization of internal-use computer software costs if certain criteria are met, including all external direct costs for materials and services and certain payroll and related fringe benefit costs. Prior to fiscal 2000, the Company expensed as incurred certain payroll and related fringe benefit costs to develop and enhance its internal computer programs and software. The effect of adopting the SOP increased net income by approximately $2.4 million for the year ended May 31, 2000.

Financing activities


In thousands, except per share amounts
-------------------------------------------------------------------------------
                              2000    Change        1999    Change        1998
                          -----------------------------------------------------
Dividends paid            $(81,583)    50.9%    $(54,055)    50.7%    $(35,871)
Proceeds from exercise
  of stock options          11,242    103.1%       5,535    178.1%       1,990
Other                          (69)    13.1%         (61)   -27.4%         (84)
                          -----------------------------------------------------
Net cash used in
  financing activities    $(70,410)    44.9%    $(48,581)    43.0%    $(33,965)
-------------------------------------------------------------------------------
Cash dividends per
  common share            $    .22     46.7%    $    .15     50.0%    $    .10
===============================================================================

Dividends paid: The Company has increased its quarterly cash dividend rate per share by 50% in each of the last eight fiscal years. The Company has distributed three-for-two stock splits effected in the form of 50% stock dividends on outstanding shares each May in the past six fiscal years.

[graph omitted]

Proceeds from exercise of stock options: The increase in proceeds from exercise of stock options reflects the issuance of 1,532,000 shares of common stock for stock option exercises in 2000, versus 1,032,000 shares in 1999 and 277,000 shares in 1998, on a pre-split-adjusted basis. In May 1999, 50% of the November 1996 broad-based incentive stock option grant vested, resulting in an increase in shares available for exercise. See Note G of the Notes to the Consolidated Financial Statements for additional disclosure on the Company's stock option plans.

Market Risk Factors

Interest rate risk: The Company's available-for-sale debt securities are exposed to market risk from changes in interest rates, as rate volatility will cause fluctuations in the market value of held investments. Increases in interest rates normally decrease the market value of the available-for-sale securities, while decreases in interest rates increase the market value of the available-for-sale securities.

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

The Company directs investments toward high credit-quality, tax-exempt securities to mitigate the risk that earnings from the portfolio could be adversely impacted by changes in interest rates in the near term. The Company invests in short- to intermediate-term fixed-rate municipal and government securities, which typically have lower interest rate volatility, and manages the securities portfolio to a benchmark duration of 2.5 to 3.0 years. The Company does not utilize derivative financial instruments to manage interest rate risk.

Over the twelve-month period of fiscal 2000, the federal funds rate increased a total of 175 basis points. The following table summarizes the federal funds rate activity over the last three years:

-------------------------------------------------------------------------------
                                                  2000       1999         1998
                                             ----------------------------------
Federal funds rate - beginning of fiscal year    4.75%      5.50%        5.50%
Rate increase/(decrease):
  First quarter                                   .50          -            -
  Second quarter                                  .25       (.75)           -
  Third quarter                                   .25          -            -
  Fourth quarter                                  .75          -            -
                                             ----------------------------------
Federal funds rate - end of fiscal year          6.50%      4.75%        5.50%
===============================================================================

The earnings impact of these rate changes is not precisely quantifiable because many factors influence the return on the Company's portfolio. These factors include, among others, daily interest rate changes, the proportional mix of taxable and tax-exempt investments, and changes in tax-exempt and taxable investment rates, which are not synchronized, nor do they change simultaneously. Subject to the aforementioned factors, a 25 basis point change normally affects the Company's tax-exempt interest rates by approximately 17 basis points.

As of May 31, 2000 and May 31, 1999, the Company had approximately $984.3 million and $879.6 million, respectively, invested in available-for-sale securities at fair value, with weighted-average yields to maturity of 4.5% and 4.1%, respectively. Assuming a hypothetical increase in interest rates of 25 basis points given the May 31, 2000 and May 31, 1999 portfolios of securities, the resulting potential decrease in fair value would be approximately $6.0 million and $5.4 million, respectively. Conversely, a corresponding decrease in interest rates would result in a comparable increase in fair value. This hypothetical increase or decrease in the fair value of the portfolio would be recorded as an adjustment to the portfolio's recorded value, with an offsetting amount recorded in stockholders' equity, and with no related or immediate impact to the results of operations. The Company's interest rate risk exposure has not changed materially since May 31, 1999.

Credit risk: The Company is exposed to credit risk in connection with these investments through the possible inability of the borrowers to meet the terms of the bonds. The Company attempts to limit credit risk by investing primarily in AAA and AA rated securities and A-1 rated short-term securities, and by limiting amounts that can be invested in any single instrument. At
May 31, 2000, approximately 99% of the available-for-sale securities held an AA rating or better, and all short-term securities classified as cash equivalents held an A-1 or equivalent rating.

Other

Recently issued accounting standards: In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." This SAB formalizes the SEC's position on application of revenue recognition rules. Adoption of this SAB is for the
fourth quarter of fiscal years beginning after December 15, 1999.   The Company
believes that adoption of the provisions of this SAB will not have a material impact on the Company's results of operations.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which establishes accounting and reporting standards for derivative instruments and for hedging activities, is effective for fiscal years beginning after June 15, 2000.
The Company will adopt the provisions of SFAS No. 133 in the first quarter of fiscal 2002. The Company currently does not utilize derivative instruments and does not expect that adoption of SFAS No. 133 will have any significant effect on its consolidated results of operations or financial position.

Report of Ernst & Young LLP Independent Auditors

Board of Directors
Paychex, Inc.

 We have audited the accompanying consolidated balance sheets of Paychex, Inc. as of May 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paychex, Inc. at May 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                              /s/ Ernst & Young LLP

Buffalo, New York
June 23, 2000

Consolidated Statements of Income


In thousands, except per share amounts
-------------------------------------------------------------------------------
Year ended May 31,                                 2000       1999        1998
-------------------------------------------------------------------------------
Service revenues:
  Payroll                                      $594,445   $492,914    $411,798
  ENS investment revenue                         58,800     52,335      43,429
                                            -----------------------------------
  Total payroll service revenues                653,245    545,249     455,227
  HRS-PEO (A)                                    74,874     52,047      38,477
                                            -----------------------------------
  Total service revenues                        728,119    597,296     493,704
Operating costs                                 173,481    151,956     131,731
Selling, general, and administrative
  expenses                                      295,745    257,778     227,273
                                            -----------------------------------
Operating income                                258,893    187,562     134,700
Investment income                                16,479     12,581       9,473
                                            -----------------------------------
Income before income taxes                      275,372    200,143     144,173
Income taxes                                     85,365     61,044      41,954
                                            -----------------------------------
Net income                                     $190,007   $139,099    $102,219
                                            ===================================
Basic earnings per share                       $    .51   $    .38    $    .28
                                            -----------------------------------
Diluted earnings per share                     $    .51   $    .37    $    .28
                                            -----------------------------------
Weighted-average common shares
  outstanding                                   370,603    368,282     366,771
                                            -----------------------------------
Weighted-average shares assuming dilution       375,081    373,182     370,829
                                            -----------------------------------
Cash dividends per common share                $    .22   $    .15    $    .10
===============================================================================

See Notes to Consolidated Financial Statements.

(A) The HRS-PEO service revenues indicated above are net of PEO direct costs billed and incurred of $731,266, $578,132, and $499,741 for the fiscal years 2000, 1999 and 1998, respectively. PEO direct costs billed to clients are equal to PEO direct costs incurred for the wages and payroll taxes of worksite employees and their related benefit premiums and claims.

                                                                      Page 22
Consolidated Balance Sheets

In thousands
-------------------------------------------------------------------------------
May 31,                                                 2000              1999
-------------------------------------------------------------------------------
Assets
Cash and cash equivalents                         $   47,136        $   52,692
Corporate investments                                412,357           290,555
Interest receivable                                   22,436            18,045
Accounts receivable                                   87,608            62,941
Deferred income taxes                                  9,539             1,364
Prepaid expenses and other current assets              6,531             6,000
                                            -----------------------------------
Current assets before ENS investments                585,607           431,597
ENS investments                                    1,776,968         1,361,523
                                            -----------------------------------
Total current assets                               2,362,575         1,793,120
Property and equipment - net                          75,375            65,931
Goodwill and intangible assets - net                   5,584             4,418
Deferred income taxes                                  2,494             1,417
Other assets                                           9,549             8,215
                                            -----------------------------------
Total assets                                      $2,455,577        $1,873,101
                                            ===================================

Liabilities
Accounts payable                                  $   17,086        $   10,328
Accrued compensation and related items                52,631            36,574
Deferred revenue                                       4,719             4,643
Accrued income taxes                                   2,969             4,281
Other current liabilities                             24,400            17,905
                                            -----------------------------------
Current liabilities before ENS client
  deposits                                           101,805            73,731
ENS client deposits                                1,785,140         1,358,605
                                            -----------------------------------
Total current liabilities                          1,886,945         1,432,336
Other long-term liabilities                            5,200             4,965
                                            -----------------------------------
Total liabilities                                  1,892,145         1,437,301

Stockholders' equity
Common stock, $.01 par value, 600,000
  authorized shares
  Issued: 371,769/2000 and 246,326/1999                3,718             2,463
Additional paid-in capital                            98,904            68,238
Retained earnings                                    469,385           362,269
Accumulated other comprehensive
  income/(loss)                                       (8,575)            2,830
                                            -----------------------------------
Total stockholders' equity                           563,432           435,800
                                            -----------------------------------
Total liabilities and stockholders' equity        $2,455,577        $1,873,101
===============================================================================

See Notes to Consolidated Financial Statements.

                                                                      Page 23
Consolidated Statements of Stockholders' Equity


In thousands
-------------------------------------------------------------------------------
                                                          Accumulated
                                                                other
                                                           comprehen-
                       Common Stock   Additional                 sive
                      ---------------    paid-in  Retained    income/
                      Shares   Amount    capital  earnings     (loss)    Total
-------------------------------------------------------------------------------
Balance at May 31,
1997                 108,519   $1,085    $37,531  $212,387  $    539  $251,542
------------------------------------------------------------------------------
Net income                                         102,219             102,219
Unrealized gains
  on securities,
  net of tax                                                   2,866     2,866
                                                                       --------
Total comprehensive
  income                                                               105,085
Cash dividends
  declared                                         (35,871)            (35,871)
Exercise of
  stock options          277        3      1,987                         1,990
Tax benefit from
  exercise of
  stock options                            6,945                         6,945
Shares issued in
  connection with
  three-for-two
  stock split         54,392      544                 (628)                (84)
------------------------------------------------------------------------------
Balance at May 31,
1998                 163,188    1,632     46,463   278,107     3,405   329,607
------------------------------------------------------------------------------
Net income                                         139,099             139,099
Unrealized losses
  on securities,
  net of tax                                                    (575)     (575)
                                                                      --------
Total comprehensive
  income                                                               138,524
Cash dividends
  declared                                         (54,055)            (54,055)
Exercise of stock
  options              1,032       10      5,525                         5,535
Tax benefit from
  exercise of
  stock options                           16,250                        16,250
Shares issued in
  connection
  with three-
  for-two stock
  split               82,106      821                 (882)                (61)
------------------------------------------------------------------------------
Balance at May 31,
1999                 246,326    2,463     68,238   362,269     2,830   435,800
------------------------------------------------------------------------------
Net income                                         190,007             190,007
Unrealized
  losses on
  securities,
  net of tax                                                 (11,405)  (11,405)
                                                                       --------
Total comprehensive
  income                                                               178,602
Cash dividends
  declared                                         (81,583)            (81,583)
Exercise of
  stock options        1,532       16     11,226                        11,242
Tax benefit from
  exercise of
  stock options                           19,440                        19,440
Shares issued in
  connection with
  three-for-two
  stock split        123,911    1,239               (1,308)                (69)
------------------------------------------------------------------------------
Balance at May 31,
2000                 371,769   $3,718    $98,904  $469,385  $ (8,575) $563,432
==============================================================================

See Notes to Consolidated Financial Statements.

                                                                      Page 24
Consolidated Statements of Cash Flows

In thousands
-------------------------------------------------------------------------------
Year ended May 31,                                  2000      1999        1998
-------------------------------------------------------------------------------
Operating activities
Net income                                     $ 190,007 $ 139,099   $ 102,219
Adjustments to reconcile net income to
  cash provided by operating activities:
  Depreciation and amortization on
    depreciable and intangible assets             23,903    22,097      18,764
  Amortization of premiums and discounts on
    available-for-sale securities                 12,581    10,814       8,497
  Benefit for deferred income taxes               (2,786)     (427)     (1,030)
  Provision for bad debts                          1,871     1,886       1,648
  Net realized (gains)/losses on sales of
    available-for-sale securities                  3,728    (2,866)       (934)
  Changes in operating assets and
    liabilities:
    Interest receivable                           (4,391)   (4,818)     (2,765)
    Accounts receivable                          (26,538)  (10,231)    (10,717)
    Prepaid expenses and other current
      assets                                        (531)   (1,609)     (1,905)
    Accounts payable and other current
      liabilities                                 48,276    21,847      22,154
    Net change in other assets and
      liabilities                                  2,908    (1,672)        830
                                           ------------------------------------
Net cash provided by operating activities        249,028   174,120     136,761
                                           ------------------------------------
Investing activities
Purchases of available-for-sale securities      (869,795) (755,335)   (529,413)
Proceeds from sales of available-for-sale
  securities                                     711,184   488,662     338,818
Proceeds from maturities of available-for-
  sale securities                                 19,770    31,535       7,232
Net change in ENS money market securities
  and other cash equivalents                    (432,016)  (55,707)   (159,769)
Net change in ENS client deposits                426,535   208,121     254,404
Purchases of property and equipment, net
  of disposal proceeds                           (32,888)  (22,104)    (28,197)
Purchases of other assets                         (6,964)   (3,590)       (513)
                                          -------------------------------------
Net cash used in investing activities           (184,174) (108,418)   (117,438)
                                          -------------------------------------
Financing activities
Dividends paid                                   (81,583)  (54,055)    (35,871)
Proceeds from exercise of stock options           11,242     5,535       1,990
Other                                                (69)      (61)        (84)
                                          -------------------------------------
Net cash used in financing activities            (70,410)  (48,581)    (33,965)
                                          -------------------------------------
Increase/(decrease) in Cash and
  cash equivalents                               ( 5,556)    17,121    (14,642)
Cash and cash equivalents, beginning
  of fiscal year                                  52,692     35,571     50,213
                                          -------------------------------------
Cash and cash equivalents,
  end of fiscal year                           $  47,136 $  52,692   $  35,571
===============================================================================

See Notes to Consolidated Financial Statements.

                                                                 Page 25
Notes to Consolidated Financial Statements

Note A - Significant Accounting Policies

Business activities and reportable segments: Paychex, Inc. and its wholly owned subsidiaries (the "Company") is a national provider of payroll, human resource, and employee benefits outsourcing solutions for small- to medium-sized businesses.

Paychex, Inc. operates within the continental United States of America, and has two reportable segments: Payroll and Human Resource Services-Professional Employer Organization (HRS-PEO).

Payroll segment: The Payroll segment is engaged in the preparation of payroll checks, internal accounting records, federal, state, and local payroll tax returns, and collection and remittance of payroll obligations for small- to medium-sized businesses. In connection with Taxpay, an automated tax payment and filing service, Electronic Network Services (ENS) collects payroll taxes from clients on payday, files the applicable tax returns, and pays taxes to the appropriate taxing authorities on the due date. These collections from clients are typically paid between one and thirty days after receipt, with some items extending to ninety days. In connection with Employee Pay Services, employers are offered the option of paying their employees by direct deposit, Access Card, a check drawn on a Paychex account, or a check drawn on the employer's account. For the first three methods, ENS collects net payroll from the client's account one day before payroll and provides payment to the employee on payday. Taxpay and Employee Pay Services funds that are collected before due dates are invested and classified as ENS investments until remittance to the appropriate entity. The ENS investments and related client deposit liabilities are included in the Consolidated Balance Sheets as current assets and current liabilities. The amount of ENS funds held and related liabilities varies significantly during the year. Investment revenue from these ENS investments is included in Payroll service revenue on the Consolidated Statements of Income.

HRS-PEO segment: The HRS portion of the HRS-PEO segment provides small- to medium-sized businesses with 401(k) plan recordkeeping, workers' compensation insurance, section 125 plan administration, group benefits, state unemployment insurance, and employee management services. HRS offers these services either on an individual basis or bundled through its Paychex Administrative Services product.

The PEO portion of the HRS-PEO segment provides human resource management and personnel administration services to a diverse client base of small- to medium-sized businesses as a co-employer of the client's employees. The PEO provides certain managed care services, including managed health care and other benefits, comprehensive workers' compensation management, employee assistance programs, risk management, and loss containment services.

Principles of consolidation: The Consolidated Financial Statements include the accounts of Paychex, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents: Cash and cash equivalents consist of available cash, money market securities, and other investments with a maturity of three months or less when purchased. Amounts reported in the Consolidated Balance Sheets approximate fair values.

Corporate investments and ENS investments: Marketable securities included in Corporate investments and ENS investments consist primarily of debt securities classified as available-for-sale and are recorded at fair value obtained from an independent pricing service. ENS investments also include cash, money market securities, and short-term investments. Unrealized gains and losses, net of applicable income taxes, are reported as Accumulated other comprehensive income in the Consolidated Statements of Stockholders' Equity. Realized gains and losses on the sale of securities are determined by specific identification of the security's cost basis. Realized gains and losses from ENS investments are included in Payroll service revenue, and realized gains and losses from Corporate investments are included in Investment income on the Consolidated Statements of Income.

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

Property and equipment - net: Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is based on the estimated useful lives of property and equipment using the straight-line method. The typical estimated useful lives of depreciable assets are thirty-five years for buildings and two to ten years for all others.

Software development and enhancement: Effective June 1, 1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires the capitalization of internal use computer software costs if certain criteria are met, including all external direct costs for materials and services and certain payroll and related fringe benefit costs. Prior to fiscal 2000, the Company expensed as incurred certain payroll and related fringe benefit costs to develop and enhance its internal computer programs and software. Capitalized software development and enhancement costs are amortized on a straight-line basis over estimated useful lives ranging from three to five years. The effect of adopting the SOP increased net income by approximately $2,400,000 for the year ended May 31, 2000.

Goodwill and intangible assets - net: Goodwill and intangible assets result from business acquisitions and client acquisitions and are reported net of accumulated amortization in the Consolidated Balance Sheets. Goodwill and intangible assets are amortized over periods ranging from five to ten years using either straight-line or accelerated methods. The Company regularly reviews and assesses the recoverability of such assets.

Revenue recognition: Service revenues are recognized in the period services are rendered. Included in Payroll service revenues are investment revenues earned from ENS investments and net realized gains and losses from the sale of available-for-sale securities. PEO revenues are reported net of direct costs billed and incurred, which include wages, taxes, benefit premiums, and claims of worksite employees. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." This SAB formalizes the SEC's position
on application of revenue recognition rules.   Adoption of this SAB is for the
fourth quarter of fiscal years beginning after December 15, 1999. The Company believes that adoption of the provisions of this SAB will not have a material impact on the Company's results of operations.

Income taxes: The Company accounts for deferred taxes by recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company accounts for the tax benefit from the exercise of non-qualified stock options by reducing its accrued income tax liability and increasing additional paid-in capital.

Stock-based compensation costs:  Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation," establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by the SFAS, the Company continues to account for such arrange-ments under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recognized for stock-option grants because the exercise price of the stock options equals the market price of the underlying stock on the date of grant.

Stock splits effected in the form of stock dividends: The Company declared three-for-two stock splits effected in the form of 50% stock dividends on outstanding shares payable to shareholders of record as of May 12, 2000, May 13, 1999, and May 8, 1998, with respective distribution dates of May 22, 2000, May 21, 1999, and May 22, 1998. Basic and diluted earnings per share, cash dividends per common share, weighted-average shares outstanding, weighted average shares assuming dilution, and all applicable footnotes have been adjusted to reflect the aforementioned stock splits.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from those estimated.

New accounting standard:  In June 1998, the Financial Accounting Standards
Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which establishes accounting and reporting standards for derivative instruments and for hedging activities, is effective for fiscal years beginning after June 15, 2000. The Company will adopt the provisions of SFAS No. 133 in the first quarter of fiscal 2002. The Company currently does not utilize derivative financial instruments and does not expect that adoption of SFAS
No. 133 will have any significant effect on its consolidated results of operations or financial position.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications had no effect on reported consolidated earnings.

Note B - Segment Financial Information

The Company operates in two reportable business segments - Payroll and Human Resource Services-Professional Employer Organization (HRS-PEO). Refer to
Note A for a description of these segments. The Company reports segment financial information consistent with the presentation made to the Company's management for decision-making purposes and resource allocation. The Company's reportable segments are business units that are each managed separately because they offer and provide services through different means. The Company evaluates segment performance based on operating income, utilizing the Company's accounting policies described in the summary of significant accounting policies. There are no intersegment sales. The Company's Corporate function and expenses are comprised of the Information Technology, Organizational Development, Finance, Marketing, and Senior Management organizations.

Financial information for each segment is as follows:

In thousands
-------------------------------------------------------------------------------
Year ended May 31,                                  2000       1999       1998
-------------------------------------------------------------------------------
Service revenues:
  Payroll                                     $  653,245 $  545,249 $  455,227
  HRS-PEO (A)                                     74,874     52,047     38,477
                                          -------------------------------------
  Total service revenues                      $  728,119 $  597,296 $  493,704
                                          -------------------------------------
ENS Investment revenue included
  in Payroll service revenue                  $   58,800 $   52,335 $   43,429
===============================================================================
Operating income:
  Payroll (B)                                 $  303,360 $  237,236 $  181,585
  HRS-PEO (B)                                     23,395     11,072      5,322
                                           ------------------------------------
  Segment operating income                       326,755    248,308    186,907
  Corporate expenses                              67,862     60,746     52,207
                                           ------------------------------------
  Total operating income                         258,893    187,562    134,700
Investment income                                 16,479     12,581      9,473
                                           ------------------------------------
Income before income taxes                    $  275,372 $  200,143 $  144,173
===============================================================================
Purchases of long-lived assets:
  Payroll                                     $   18,367 $   13,597 $   17,146
  HRS-PEO                                          1,184        539      2,015
  Corporate                                       21,567     11,570      9,591
                                            -----------------------------------
  Total purchases of long-lived assets        $   41,118 $   25,706 $   28,752
===============================================================================
Depreciation and amortization expense:
  Payroll                                     $   22,177 $   20,050 $   17,187
  HRS-PEO                                          1,115      1,070      1,078
  Corporate                                       13,192     11,791      8,996
                                            -----------------------------------
  Total depreciation and amortization expense $   36,484 $   32,911 $   27,261
===============================================================================
Identifiable assets:                                        May 31,
                                            -----------------------------------
  Payroll                                     $1,889,554 $1,463,606 $1,244,272
  HRS-PEO                                         57,822     32,144     30,726
  Corporate                                      508,201    377,351    274,789
                                            -----------------------------------
  Total identifiable assets                   $2,455,577 $1,873,101 $1,549,787
===============================================================================

(A) Net of PEO direct costs billed and incurred of $731,266, $578,132, and $499,741 for the years ended May 31, 2000, 1999, and 1998, respectively. PEO direct costs billed to clients are equal to PEO direct costs incurred for the wages and payroll taxes of worksite employees and their related benefit premiums and claims.

(B) In 2000, the Company began allocating a portion of operating facilities costs from the Payroll segment to the HRS-PEO segment. Prior years segment results have been restated to reflect the allocation of these facilities costs with no impact to total Segment operating income. The total amount of these allocations were $1,650,000, $1,526,000, and $1,320,000 in fiscal 2000, 1999, and 1998, respectively.

Note C - Basic and Diluted Earnings Per Share

Basic and diluted earnings per share were calculated as follows:

In thousands, except per share amounts
-------------------------------------------------------------------------------
Year ended May 31,                                   2000      1999       1998
-------------------------------------------------------------------------------
Basic earnings per share:
  Net income                                     $190,007  $139,099   $102,219
                                              ---------------------------------
  Weighted-average common shares outstanding      370,603   368,282    366,771
                                              ---------------------------------
  Basic earnings per share                       $    .51  $    .38   $    .28
                                              =================================
Diluted earnings per share:

  Net income                                     $190,007  $139,099   $102,219
                                              ---------------------------------
  Weighted-average common shares outstanding      370,603   368,282    366,771
  Effect of dilutive stock options at
    average market price                            4,478     4,900      4,058
                                            -----------------------------------
  Weighted-average shares assuming dilution       375,081   373,182    370,829
                                            -----------------------------------
  Diluted earnings per share                     $    .51  $    .37   $    .28
===============================================================================

For the years ended May 31, 2000, 1999, and 1998, weighted-average options to purchase shares of common stock in the amount of 495,000, 149,000, and 2,160,000, respectively, were not included in the computation of diluted earnings per share. These options had an exercise price that was greater than the average market price of the common shares for the period and, therefore the effect would have been antidilutive.

Note D - Corporate Investments and ENS Investments

Corporate investments and ENS investments held at May 31, 2000 and 1999 are as follows:


In thousands
-------------------------------------------------------------------------------
                                          2000                     1999
-------------------------------------------------------------------------------
Type of issue:                       Cost   Fair value         Cost  Fair value
                                ------------------------------------------------
Money market securities
  and other cash equivalents    $1,202,664  $1,202,664   $  770,648  $  770,648
Available-for-sale securities:
  General obligation municipal
     bonds                         405,214     399,190      313,485     314,636
   Pre-refunded municipal
     bonds                         301,271     298,706      295,359     297,621
   Revenue municipal bonds         291,157     286,294      266,264     267,290
   Other securities                     20          92           21          73
                              -------------------------------------------------
   Total available-for-sale
     securities                    997,662     984,282      875,129     879,620
 Other                               1,802       2,379        1,424       1,810
                              -------------------------------------------------
 Total Corporate investments
   and ENS investments          $2,202,128  $2,189,325   $1,647,201  $1,652,078
===============================================================================
Classification of invest-
  ments on Consolidated
  Balance Sheets:
  Corporate investments         $  416,988  $  412,357   $  288,596  $  290,555
  ENS investments                1,785,140   1,776,968    1,358,605   1,361,523
                              -------------------------------------------------
  Total Corporate investments
    and ENS investments         $2,202,128  $2,189,325   $1,647,201  $1,652,078
===============================================================================

The Company is exposed to credit risk from the possible inability of the borrowers to meet the terms of their bonds. In addition, the Company is exposed to interest rate risk from rate volatility causing fluctuations in the market value of held investments and the earnings potential of future investments. The Company attempts to limit these risks by investing primarily in AAA and AA rated securities and A-1 rated short-term securities, limiting amounts that can be invested in any single instrument, and investing in short- to intermediate-term instruments whose market value is less sensitive to interest rate changes. At May 31, 2000, approximately 99% of the available-for-sale bond securities held an AA rating or better, and all short-term securities classified as cash equivalents held an A-1 or equivalent rating. The Company does not utilize derivative financial instruments to manage interest rate risk.

Cost, gross unrealized gains and losses, and the fair value of the available-for-sale securities are as follows:

In thousands
-------------------------------------------------------------------------------
                                              Gross        Gross
                                         unrealized   unrealized
May 31,                         Cost          gains       losses    Fair Value
-------------------------------------------------------------------------------
2000                        $997,662         $  401      $13,781      $984,282
                       --------------------------------------------------------
1999                        $875,129         $6,180      $ 1,689      $879,620
===============================================================================

Gross realized gains and losses are as follows:


In thousands
-------------------------------------------------------------------------------
Year ended May 31,                           2000          1999           1998
-------------------------------------------------------------------------------
Gross realized gains                       $  590      $  3,129     $    1,481
                                      -----------------------------------------
Gross realized losses                      $4,318      $    263     $      547
===============================================================================

The cost and fair value of available-for-sale securities by contractual maturity at May 31, 2000 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.


In thousands
-------------------------------------------------------------------------------
May 31, 2000                                             Cost       Fair value
-------------------------------------------------------------------------------
Maturity date:
  Due in one year or less                            $ 51,091         $ 51,130
  Due after one year through three years              480,946          475,451
  Due after three years through five years            333,764          328,369
  Due after five years                                131,861          129,332
                                                 ------------------------------
  Total available-for-sale securities                $997,662         $984,282
===============================================================================

Note E - Property and Equipment - Net

The components of Property and equipment - net are as follows:


In thousands
-------------------------------------------------------------------------------
May 31,                                                  2000             1999
-------------------------------------------------------------------------------
Land and improvements                              $    2,919       $    2,896
Buildings and improvements                             30,195           26,932
Data processing equipment and software                 84,490           70,000
Furniture, fixtures, and equipment                     64,729           59,818
Leasehold improvements                                 10,536            8,838
                                                 ------------------------------
                                                      192,869          168,484
Less: accumulated depreciation and amortization       117,494          102,553
                                                 ------------------------------
Property and equipment - net                       $   75,375       $   65,931
===============================================================================

Depreciation expense was $22,442,000, $20,853,000, and $17,677,000 for fiscal years 2000, 1999, and 1998, respectively.

Note F - Goodwill and Intangible Assets - Net

The components of Goodwill and intangible assets - net are as follows:


In thousands
-------------------------------------------------------------------------------
May 31,                                                  2000             1999
-------------------------------------------------------------------------------
Goodwill                                               $3,955           $3,955
Less:  accumulated amortization                         1,918            1,536
                                                 ------------------------------
Goodwill - net                                          2,037            2,419

Intangible assets:
Client acquisitions                                     6,748            4,120
Less:  accumulated amortization                         3,201            2,121
                                                 ------------------------------
Client acquisitions - net                               3,547            1,999
                                                 ------------------------------
Goodwill and intangible assets - net                   $5,584           $4,418
===============================================================================

Goodwill amortization expense was $382,000, $402,000, and $409,000 for fiscal years 2000, 1999, and 1998, respectively. Amortization expense for client acquisitions was $1,079,000, $842,000, and $678,000 for fiscal years 2000,
1999, and 1998, respectively.

Note G - Stock Option Plans

The Company reserved 7,814,250 shares to be granted to employees in the form of non-qualified and incentive stock options under the 1998 Stock Incentive Plan, with 4,895,000 shares available for future grants at May 31, 2000. The 1995, 1992, and 1987 Stock Incentive Plans expired in August 1998, 1995, and 1992, respectively; however, options to purchase 7,777,000 shares under these plans remain outstanding at May 31, 2000.

The exercise price for the shares subject to options of the Company's common stock is equal to the fair market value on the date of the grant. All stock option grants have a contractual life of ten years from the date of the grant. Non-qualified stock option grants vest at 33.3% after two years of service from the date of the grant, with annual vesting at 33.3% thereafter.

In November 1996, the Company granted options to purchase 3,157,000 shares in a broad-based incentive stock option grant, for which 50% vested on May 3, 1999, and 50% will vest on May 1, 2001. At May 31, 2000, options to purchase 1,413,000 shares remained outstanding, with 537,000 exercisable at an exercise price of $11.53 per share. In July 1999, the Company granted options to purchase 1,381,000 shares in a second broad-based incentive stock option grant, for which 25% will vest in July of each of the following four years. Subsequent to each of the broad-based grants, each April and October, the Company granted options to newly hired employees that met certain criteria.

The following table summarizes stock option activity for the three years ended May 31, 2000:


In thousands, except per share amounts
-------------------------------------------------------------------------------
                                             Shares subject   Weighted-average
                                                 to options     exercise price
                                      -----------------------------------------
Outstanding at May 31, 1997                          11,936             $ 5.77
                                      -----------------------------------------
  Granted                                             2,682             $12.27
  Exercised                                            (975)            $ 2.63
  Forfeited                                            (701)            $10.92
                                      -----------------------------------------
Outstanding at May 31, 1998                          12,942             $ 7.08
                                      -----------------------------------------
  Granted                                             1,130             $19.59
  Exercised                                          (2,318)            $ 2.59
  Forfeited                                            (882)            $12.37
                                      -----------------------------------------
Outstanding at May 31, 1999                          10,872             $ 8.91
                                      -----------------------------------------
  Granted                                             2,991             $22.82
  Exercised                                          (2,281)            $ 5.16
  Forfeited                                            (875)            $17.62
                                      -----------------------------------------
Outstanding at May 31, 2000                          10,707             $12.88
                                      =========================================
Exercisable at May 31, 1998                           5,354             $ 2.35
                                      -----------------------------------------
Exercisable at May 31, 1999                           5,429             $ 4.99
                                      -----------------------------------------
Exercisable at May 31, 2000                           4,708             $ 6.59
===============================================================================

The following table summarizes information about stock options outstanding and exercisable at May 31, 2000:


-------------------------------------------------------------------------------
                         Options outstanding              Options exercisable
-------------------------------------------------------------------------------
                                           Weighted-
                               Weighted-     average                  Weighted-
     Range of          Shares    average   remaining          Shares    average
     exercise      subject to   exercise contractual      subject to   exercise
   prices per         options      price     life in         options      price
        share  (in thousands)  per share       years  (in thousands)  per share
------------------------------------------------------------------------------
$ 0.59-$ 7.12           3,121     $ 3.91         3.9           3,121     $ 3.91
$ 7.13-$14.24           3,884     $11.56         6.7           1,518     $11.60
$14.25-$21.36             924     $18.78         7.9              67     $17.41
$21.37-$28.48           2,525     $21.59         9.0               2     $21.46
$28.49-$35.60             253     $35.58         9.8               -          -
               --------------                         --------------
                       10,707     $12.88         6.6           4,708     $ 6.59
===============================================================================

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


In thousands, except per share amounts
-------------------------------------------------------------------------------
Year ended May 31,                                 2000        1999       1998
-------------------------------------------------------------------------------
Pro forma net income                           $180,849    $134,642    $97,448
Pro forma basic earnings per share             $    .49    $    .37    $   .27
Pro forma diluted earnings per share           $    .48    $    .36    $   .26
===============================================================================

For purposes of pro forma disclosures, the estimated fair value of the stock option is amortized to expense over the option's vesting period. The fair value of these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:


-------------------------------------------------------------------------------
Year ended May 31,                                 2000        1999       1998
-------------------------------------------------------------------------------
Risk-free interest rate                            5.7%        5.0%       5.8%
Dividend yield                                     1.1%         .8%        .9%
Volatility factor                                   .30         .40        .29
Expected option term life in years                  5.0         4.5        4.5
===============================================================================

The weighted-average fair value of stock options granted for the years ended May 31, 2000, 1999, and 1998 were $7.62, $7.45, and $3.92 per share, respectively.

Note H - Income Taxes

The components of net deferred tax assets are as follows:


In thousands
-------------------------------------------------------------------------------
 May 31,                                                 2000             1999
-------------------------------------------------------------------------------
Deferred tax assets:
  Compensation and employee benefit liabilities       $ 4,163           $3,438
  Allowance for bad debts                               2,339            1,822
  Other current liabilities                             3,475            2,088
  Unrealized losses on available-for-sale
    securities                                          4,805               --
  Other                                                 2,851              952
                                                 ------------------------------
  Gross deferred tax assets                            17,633            8,300
                                                 ------------------------------
Deferred tax liabilities:
  Revenue not subject to current taxes                  4,440            3,631
  Unrealized gains on available-for-sale
    securities                                             --            1,661
  Other                                                 1,160              227
                                                 ------------------------------
  Gross deferred tax liabilities                        5,600            5,519
                                                 ------------------------------
Net deferred tax asset                                $12,033           $2,781
===============================================================================

The components of the provision for income taxes are as follows:


In thousands
-------------------------------------------------------------------------------
Year ended May 31,                                  2000       1999       1998
-------------------------------------------------------------------------------
Current:
  Federal                                        $76,327    $51,224    $34,888
  State                                           11,824     10,247      8,096
                                          -------------------------------------
  Total current                                   88,151     61,471     42,984
                                          -------------------------------------
Deferred:
  Federal                                         (2,398)      (131)      (857)
  State                                             (388)      (296)      (173)
                                          -------------------------------------
  Total deferred                                  (2,786)      (427)    (1,030)
                                          -------------------------------------
Provision for income taxes                       $85,365    $61,044    $41,954
===============================================================================

A reconciliation of the U.S. federal statutory tax rate to the effective rates reported for income before taxes for the three years ending May 31, 2000 is as follows:


-------------------------------------------------------------------------------
Year ended May 31,                                  2000       1999       1998
-------------------------------------------------------------------------------
Federal statutory rate                             35.0%      35.0%      35.0%
Increase/(decrease) resulting from:
  State income taxes, net of federal benefit        2.7        3.2        3.6
  Tax-exempt municipal bond interest               (7.8)      (7.7)     (10.4)
  Other items                                       1.1          -         .9
                                          -------------------------------------
Effective income tax rate                          31.0%      30.5%      29.1%
===============================================================================

Note I - Other Comprehensive Income

The following table sets forth the related tax effects allocated to unrealized gains and losses on available-for-sale securities, the only component of other comprehensive income:


In thousands
-------------------------------------------------------------------------------
Year ended May 31,                                  2000       1999       1998
-------------------------------------------------------------------------------
Unrealized holding gains/(losses)               $(21,599)   $ 1,979    $ 5,420
Income tax (expense)/benefit related to
  unrealized holding (gains)/losses                7,806       (716)    (1,955)
Reclassification adjustment for the
  (gain)/loss on sale of securities
  realized in net income                           3,728     (2,866)      (934)
Income tax expense/(benefit) on
  reclassification adjustment for
  gain/(loss) on sale of securities               (1,340)     1,028        335
                                          -------------------------------------
Other comprehensive income/(loss)               $(11,405)   $  (575)   $ 2,866
===============================================================================

Note J - Supplemental Cash Flow Information

Income taxes paid: The Company paid income taxes of $68,194,000, $43,251,000, and $35,191,000 for the years ended May 31, 2000, 1999, and 1998, respectively.

Non-cash financing transactions: The Company recorded the tax benefit from the exercise of non-qualified stock options as a reduction of its income tax liability in the amount of $19,440,000, $16,250,000, and $6,945,000 for the years ended May 31, 2000, 1999, and 1998, respectively.

Note K - Commitments and Contingencies

Employee benefits: The Company's 401(k) Incentive Retirement Plan allows all employees to immediately participate in the salary deferral portion of the plan. Employees who have completed one year of service are eligible to receive a company matching contribution. The Company currently matches 50% of an employee's voluntary contribution, with a maximum of 3% of eligible compensation. Company contributions for the years ended May 31, 2000, 1999, and 1998 were $4,235,000, $3,525,000, and $3,239,000, respectively.

Lines of credit: The Company has two available, uncommitted, unsecured lines of credit from various banks totaling $140 million at market rates of interest. The Company also has an available, uncommitted, secured line of credit totaling $350 million at market rates of interest. No amounts were outstanding against these lines of credit at May 31, 2000 and 1999.

Contingencies: In the normal course of business and operations, the Company is subject to various claims and litigation. Management believes the resolution of these matters will not have a material effect on the financial position or results of operations of the Company.

Lease commitments: The Company leases office space and data processing equipment under terms of various operating leases, with most data processing equipment leases containing a purchase option at prices representing the fair value of the equipment at expiration of the lease term. Rent expense for the years ended May 31, 2000, 1999, and 1998 was $25,400,000, $23,038,000, and
$20,336,000, respectively. At May 31, 2000, future minimum lease payments under various noncancelable operating leases with terms of more than one year are $22,752,000 in fiscal 2001, $18,191,000 in fiscal 2002, $15,323,000 in fiscal 2003, $11,558,000 in fiscal 2004, $6,945,000 in fiscal 2005, and
$11,280,000 thereafter.

                                                                 Page 36
QUARTERLY FINANCIAL DATA (UNAUDITED)


In thousands, except per share amounts
-------------------------------------------------------------------------------
Fiscal 2000                   August   November   February       May      Year
                                 31,        30,        29,       31,
-------------------------------------------------------------------------------
Service revenues:
  Payroll                   $150,919   $154,899   $171,821  $175,606  $653,245
  HRS-PEO (A)                 15,473     17,459     20,362    21,580    74,874
                          ----------------------------------------------------
  Total service revenues     166,392    172,358    192,183   197,186   728,119
Operating costs               39,366     41,356     45,964    46,795   173,481
SG&A expenses                 68,342     68,494     78,316    80,593   295,745
                          -----------------------------------------------------
Operating income              58,684     62,508     67,903    69,798   258,893
Investment income              3,688      3,854      4,012     4,925    16,479
                          -----------------------------------------------------
Income before income
  taxes                       62,372     66,362     71,915    74,723   275,372
Income taxes                  19,335     20,572     22,294    23,164    85,365
                         ------------------------------------------------------
Net income                  $ 43,037   $ 45,790   $ 49,621  $ 51,559  $190,007
                         =======================================================
Basic earnings per share    $    .12   $    .12   $    .13  $    .14  $    .51
Diluted earnings per
  share                     $    .12   $    .12   $    .13  $    .14  $    .51
Weighted-average common
  shares outstanding         369,627    370,258    370,972   371,576   370,603
Weighted-average shares
  assuming dilution          373,493    374,717    377,723   376,407   375,081
Cash dividends per common
  share                     $    .04   $    .06   $    .06  $    .06  $    .22
Market value per share:
  High                      $  22.13   $  28.42   $  34.13  $  36.88  $  36.88
  Low                       $  16.58   $  19.17   $  24.67  $  29.54  $  16.58
-----------------------------------------------------------------------------


Fiscal 1999                   August   November   February       May      Year
                                 31,        30,        28,       31,
-------------------------------------------------------------------------------
Service revenues:
  Payroll                   $127,982   $131,035   $144,257  $141,975  $545,249
  HRS-PEO (A)                 11,307     11,913     14,166    14,661    52,047
                          ----------------------------------------------------
  Total service revenues     139,289    142,948    158,423   156,636   597,296
Operating costs               35,885     36,863     40,989    38,219   151,956
SG&A expenses                 61,761     61,089     68,941    65,987   257,778
                          ------------------------------------------------------
Operating income              41,643     44,996     48,493    52,430   187,562
Investment income              2,961      3,006      3,073     3,541    12,581
                          -----------------------------------------------------
Income before income
  taxes                       44,604     48,002     51,566    55,971   200,143
Income taxes                  13,203     14,394     15,366    18,081    61,044
                          -----------------------------------------------------
Net income                  $ 31,401   $ 33,608   $ 36,200  $ 37,890  $139,099
                          =====================================================
Basic earnings per share    $    .09   $    .09   $    .10  $    .10  $    .38
Diluted earnings per
  share                     $    .08   $    .09   $    .10  $    .10  $    .37
Weighted-average common
  shares outstanding         367,374    367,942    368,540   369,229   368,282
Weighted-average shares
  assuming dilution          372,432    373,196    373,401   373,654   373,182
Cash dividends per common
  share                     $    .03   $    .04   $    .04  $    .04  $    .15
Market value per share:
  High                      $  20.00   $  24.47   $  23.55  $  24.45  $  24.47
  Low                       $  15.89   $  16.22   $  18.22  $  16.11  $  15.89
===============================================================================

(A) Net of PEO direct costs billed and incurred of $160,987, $161,056, $193,047, and $216,176 for the three months ended August 31, 1999, November 30, 1999, February 29, 2000, and May 31, 2000, respectively, and $142,498, $139,033, $148,292, and $148,309 for the three months ended
    August 31, 1998, November 30, 1998, February 28, 1999, and May 31, 1999,
    respectively. PEO direct costs billed to clients are equal to PEO direct costs incurred for the wages and payroll taxes of worksite employees and their related benefit premiums and claims.

Note: Each quarter is a discrete period and the sum of the four quarters' basic and diluted earnings per share amounts may not equal the full year amount. Per share amounts have been adjusted for three-for-two stock splits in May 2000 and May 1999.

                                                                      Page 37
QUARTERLY SEGMENT FINANCIAL DATA (UNAUDITED)


In thousands
-------------------------------------------------------------------------------
Fiscal 2000                   August   November   February       May      Year
                                 31,        30,        29,       31,
-------------------------------------------------------------------------------
Service revenues:
  Payroll                   $150,919   $154,899   $171,821  $175,606  $653,245
  HRS-PEO (A)                 15,473     17,459     20,362    21,580    74,874
                          ----------------------------------------------------
  Total service revenues     166,392    172,358    192,183   197,186   728,119
                          -----------------------------------------------------
ENS investment revenue
  included in Payroll
  service revenue:          $ 12,207   $ 12,033   $ 16,355  $ 18,205  $ 58,800
------------------------------------------------------------------------------
Operating income:
  Payroll (B)               $ 72,184   $ 72,567   $ 77,683  $ 80,926  $303,360
  HRS-PEO (B)                  4,504      5,729      6,831     6,331    23,395
                           ----------------------------------------------------
  Segment operating income    76,688     78,296     84,514    87,257   326,755
  Corporate expenses          18,004     15,788     16,611    17,459    67,862
                           ----------------------------------------------------
  Total operating income      58,684     62,508     67,903    69,798   258,893
Investment income              3,688      3,854      4,012     4,925    16,479
                           ----------------------------------------------------
Income before income taxes  $ 62,372   $ 66,362   $ 71,915  $ 74,723  $275,372
===============================================================================

Fiscal 1999                   August   November   February       May      Year
                                 31,        30,        28,       31,
-------------------------------------------------------------------------------
Service revenues:
  Payroll                   $127,982   $131,035   $144,257  $141,975  $545,249
  HRS-PEO (A)                 11,307     11,913     14,166    14,661    52,047
                           ---------------------------------------------------
  Total service revenues     139,289    142,948    158,423   156,636   597,296
                           ---------------------------------------------------
ENS investment revenue
  included in Payroll
  service revenue:          $ 11,776   $ 11,984   $ 14,775  $ 13,800  $ 52,335
------------------------------------------------------------------------------
Operating income:
  Payroll (B)               $ 54,269   $ 57,056   $ 61,375  $ 64,536  $237,236
  HRS-PEO (B)                  2,230      2,194      2,854     3,794    11,072
                          ----------------------------------------------------
  Segment operating income    56,499     59,250     64,229    68,330   248,308
  Corporate expenses          14,856     14,254     15,736    15,900    60,746
                          -----------------------------------------------------
  Total operating income      41,643     44,996     48,493    52,430   187,562
Investment income              2,961      3,006      3,073     3,541    12,581
                          ----------------------------------------------------
Income before income taxes  $ 44,604   $ 48,002   $ 51,566  $ 55,971  $200,143
===============================================================================

(A) Net of PEO direct costs billed and incurred of $160,987, $161,056, $193,047, and $216,176 for the three months ended August 31, 1999, November 30, 1999, February 29, 2000, and May 31, 2000, respectively, and $142,498, $139,033, $148,292, and $148,309 for the three months ended
     August 31, 1998, November 30, 1998, February 28, 1999, and May 31, 1999,
     respectively. PEO direct costs billed to clients are equal to PEO direct costs incurred for the wages and payroll taxes of worksite employees and their related benefit premiums and claims.

(B) In 2000, the Company began allocating a portion of operating facilities costs from the Payroll segment to the HRS-PEO segment. Prior quarterly segment results have been restated to reflect the allocation of these facilities costs with no impact to total Segment operating income. The amounts of these facilities allocations are approximately $412,500 per quarter and $1,650,000 for the year for fiscal 2000, and approximately $381,500 per quarter and $1,526,000 for the year for fiscal 1999.

                                                                 Page 38 and 39
ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA


In thousands, except per share amounts and other statistics

For the years ended
  May 31,                  2000        1999       1998       1997     1996     1995     1994     1993     1992     1991     1990
--------------------------------------------------------------------------------------------------------------------------------
Results of operations
Service revenues:
  Payroll             $  653,245 $  545,249 $  455,227 $  368,855 $309,517 $254,093 $215,663 $184,004 $156,652 $133,886 $118,157
  HRS-PEO (A)             74,874     52,047     38,477     30,878   23,791   18,020   11,290    7,700    5,253    3,289    2,043
                    ------------------------------------------------------------------------------------------------------------
  Total service
    revenues             728,119    597,296    493,704    399,733  333,308  272,113  226,953  191,704  161,905  137,175  120,200
Operating costs          173,481    151,956    131,731    115,034  101,235   81,663   70,034   61,877   53,700   50,054   45,031
Selling, general and
  administrative
  expenses               295,745    257,778    227,273    188,074  162,151  138,186  119,477  102,893   89,393   73,854   63,042
                    ------------------------------------------------------------------------------------------------------------
Operating income         258,893    187,562    134,700     96,625   69,922   52,264   37,442   26,934   18,812   13,267   12,127
% of total service
  revenues                 35.6%      31.4%      27.3%      24.2%    21.0%    19.2%    16.5%    14.0%    11.6%     9.7%    10.1%
Investment income         16,479     12,581      9,473      7,031    5,467    3,458    2,220    1,379      821      764    1,081
Income before income
  taxes                  275,372    200,143    144,173    103,656   75,389   55,722   39,662   28,313   19,633   14,031   13,208
% of total service
  revenues                 37.8%      33.5%      29.2%      25.9%    22.6%    20.5%    17.5%    14.8%    12.1%    10.2%    11.0%
Net income               190,007    139,099    102,219     75,150   55,035   40,389   28,746   20,241   13,788    9,606    8,566
% of total service
  revenues                 26.1%      23.3%      20.7%      18.8%    16.5%    14.8%    12.7%    10.6%     8.5%     7.0%     7.1%
--------------------------------------------------------------------------------------------------------------------------------
Basic earnings per
  share               $      .51 $      .38 $      .28 $      .21 $    .15 $    .11 $    .08 $    .06 $    .04 $    .03 $    .03
Diluted earnings per
  share               $      .51 $      .37 $      .28 $      .20 $    .15 $    .11 $    .08 $    .06 $    .04 $    .03 $    .03
Weighted-average
  common shares
  outstanding            370,603    368,282    366,771    364,503  360,885  356,016  354,972  353,505  351,057  349,464  334,196
Weighted-average
  shares assuming
  dilution               375,081    373,182    370,829    368,454  364,926  359,066  358,085  356,298  353,063  349,988  334,871
Cash dividends per
  common share        $      .22 $      .15 $      .10 $      .07 $    .05 $    .03 $    .02 $    .01 $    .01 $    .01 $    .01
--------------------------------------------------------------------------------------------------------------------------------
Financial position
Working capital       $  475,630 $  360,784 $  263,118 $  194,614 $138,639 $100,009 $ 68,888 $ 46,776 $ 28,245 $ 19,230 $ 21,257
Purchases of property
  & equipment             34,154     22,116     28,386     18,536   17,806   12,535   11,667    8,822   13,580   18,420   15,447
Total assets           2,455,577  1,873,101  1,549,787  1,201,323  831,585  647,366  474,786  322,214  221,771  133,342   74,501
Total debt                     -          -          -          -        -      728      948    1,634    2,024    2,431    2,137
Stockholders' equity     563,432    435,800    329,607    251,542  191,072  141,976  109,124   85,365   67,623   54,512   47,160
Return on stock-
  holders' equity          37.8%      35.9%      36.0%      33.9%    32.3%    32.2%    29.6%    26.5%    22.6%    18.9%    19.6%
--------------------------------------------------------------------------------------------------------------------------------
Client statistics
Payroll clients          351,900    322,600    293,600    262,700  243,300  207,900  185,900  167,500  150,400  135,200  120,600
Branch service
  and processing
  centers                     81         79         79         79       75       71       70       70       70       70       74
Sales offices                 29         29         25         23       23       23       24       20       17       16       15
401(k) Recordkeeping
  clients                 14,700     10,100      6,000      3,000    1,300      200        -        -        -        -        -
401(k) client funds
  managed externally
  (in millions)       $  1,337.5  $   757.6 $    383.3 $    138.3 $   35.0        -        -        -        -        -        -
Section 125 clients       23,900     20,200     16,400     13,200   11,400    8,800    7,400    5,000    2,800      500        -
Workers' Compensation
  Insurance clients       10,400      4,000          -          -        -        -        -        -        -        -        -
PEO worksite employees    20,200     18,300     19,200     13,800    9,200    5,300    3,400    1,800      500        -        -


(A) Net of PEO direct costs billed and incurred. PEO direct costs billed to clients are equal to PEO direct costs incurred for the wages and payroll taxes of PEO worksite employees and their related benefit premiums and claims.

Note: Per share and weighted-average share amounts have been adjusted for three-for-two stock splits in May 2000, May 1999, May 1998, May 1997, May 1996, May 1995, August 1994, and May 1992.