Form 10-K, Exhibit 13
period 2001-05-31
PAYCHEX INC
filed 2001-08-24
CIK 723531

Financial Highlights

In millions, except per share amounts
Year ended May 31, .....................          2001         2000  Increase
-----------------------------------------------------------------------------
Total revenues .........................        $869.9       $728.1      19%
Operating income .......................        $336.7       $258.9      30%
  As a percent of total revenues .......           39%          36%
Net income .............................        $254.9       $190.0      34%
  As a percent of total revenues .......           29%          26%
Diluted earnings per share .............        $  .68       $  .51      33%
Cash dividends per common share ........        $  .33       $  .22      50%
Return on stockholders' equity .........           38%          38%
-----------------------------------------------------------------------------

[graphics omitted]

The data in the following table was depicted in bar graphs in the 2001 Annual Report to Shareholders:

(millions $)                   1997      1998      1999      2000      2001

Total Revenues               $399.7    $493.7    $597.3    $728.1    $869.9
Operating Income             $ 96.6    $134.7    $187.6    $258.9    $336.7
Net Income                   $ 75.2    $102.2    $139.1    $190.0    $254.9

[pictures omitted]

To Our Shareholders

     In 2001, Paychex completed thirty years serving American businesses. In that time we have built a comprehensive employer and employee administrative services company. 2001 also represents the eleventh straight year that our company has achieved record levels of service revenues and net income.
     For the year ended May 31, 2001, total revenues increased by 19% to $869.9 million. Operating income grew 30% to $336.7 million, with an operating margin of 39% compared with 36% in the prior year. This was the tenth consecutive year of net income growth exceeding 30%, as net income for 2001 increased 34% to $254.9 million. Our earnings per share rose 33% from $.51 to $.68.
     Paychex has a strong balance sheet and solid liquidity position. Our corporate cash and investments position has grown to $614.0 million and we have no outstanding notes or mortgages. Our cash flow from operations was $304.9 million for fiscal 2001, an increase of 22% over the prior year. Return on equity was 38%. In October 2000, in recognition of the company's strong financial position, our Board of Directors increased the quarterly dividend to shareholders for the ninth consecutive year, and dividend payments equaled 48% of this year's net income.
     Strong financial results were achieved while making investments in future growth. Paychex Administrative Services (PAS) provides a great example of Paychex building on well-established foundations. PAS brings businesses a full-service approach to the outsourcing of employer and employee administrative needs. It is payroll, benefits and retirement plan administration, human resource and risk management - a wide spectrum of services rolled into one. In its first full year of nationwide availability, PAS has grown significantly and has already surpassed our professional employer organization in the number of client employees served.
     As we continue to grow our core client base, we develop new services that our clients seek as they expand and mature. For example, our investment in Internet initiatives continues, as does client acceptance and usage. Our online payroll sales presentation has proven to be a cost-efficient tool, providing a new source of leads and sales while complementing the efforts of our field sales force. The Paychex Internet Report Service, Internet Time Sheets, General Ledger Reporting Service, and other Internet product features provide an additional way that our clients, their employees, and their accountants can exchange payroll information with Paychex in a fast, convenient, and cost-effective manner. The Internet also extends our reach, making it increasingly practical to service remote markets, opening a previously untapped pool of potential clients.

     In 2001, we continued expansion of our Major Market Services (MMS) payroll product offering. The MMS product is now available in almost half of the markets where our core payroll service is offered. Businesses served by MMS are larger and have more complex payroll needs than our core clients, and as a result are more likely to need additional services. As such, MMS clients generally deliver substantially higher per-client revenues.
     Our retirement plan recordkeeping services now offer a full spectrum of options, including 401(k) and 401(k) SIMPLE, IRA SIMPLE, as well as profit sharing and money purchase plans. Retirement plan recordkeeping revenues increased 36% in fiscal 2001 and the client base soared by 33%, making us one of the largest 401(k) recordkeepers for small business in the United States. Given the strong growth in workers' compensation sales, we also continued expansion of our sales force for this product, which provides insurance for qualified clients through several leading insurance providers. Sales of workers' compensation insurance are through Paychex Agency, Inc., our licensed insurance agency.
     An extensive consolidation of our electronic network and human resource operations infrastructure was completed this year. This improved client response times and streamlined support for clients, with the added benefit of increased billing and accounts receivable efficiencies. We will realize further productivity and customer service benefits as the results of this reorganization take effect.
     The past decade has been a very exciting time for Paychex. Our total revenues are fast approaching the one billion dollar mark. We have significantly expanded our product portfolio to include a variety of ancillary services that help small- to medium-sized employers comply with governmental regulations and offer valuable benefits to their employees. Our organization has grown to over 7,300 employees nationwide. We have a consistent record of strong financial performance for our shareholders. In 1991 we were a company with revenues of $137 million and net income of $10 million. Over the past ten years we have experienced an average annual compounded growth rate of 20% for revenues and 39% for net income to arrive at the results we have today. We have achieved this level of success by consistently applying our growth strategy - increasing our client base, obtaining higher utilization of ancillary services, developing new services, and leveraging our infrastructure.
     As mentioned earlier, we successfully completed our tenth consecutive year of better than 30% year-over-year net income growth. Few companies in the world have experienced a decade similar to what Paychex has achieved. Looking ahead to fiscal 2002, we recognize interest rate reductions will impact our year-over-year net income growth. However, we expect to continue to generate record revenues and net income with total revenue growth in the range of 16% to 18%.
     In closing, with sadness I mention the loss of Gene Polisseni, our Senior Vice President of Marketing, who passed away after a lengthy battle with cancer. He provided Paychex with decades of exceptional service, and most recently was instrumental in the building of our human resource and benefits product line. Both Paychex and I will sorely miss his contributions, friendship, and sound advice.

/s/ B. Thomas Golisano
B. Thomas Golisano
Chairman, President, and Chief Executive Officer

CLIENTS, EMPLOYEES, SHAREHOLDERS

     Paychex was founded in 1971 with an objective of providing timely, accurate, and affordable payroll-related services to American business. Focused on that goal, the company and its employees have been successfully serving clients and their employees while achieving consistent growth and strong financial performance for shareholders.

Business Process Outsourcing

     The outsourcing of business processes has become an increasingly important management practice, with over $340 billion spent in the U.S. on such services each year. Outsourcing of employer and employee services - of which payroll, tax compliance, transaction processing, cash flow management, and benefits administration are some of the most relied upon segments - is the capability Paychex provides to the business community.
     The complexity of employer and employee administrative tasks and ever-changing regulations (not to mention penalties for non-compliance) make outsourcing an increasingly attractive alternative. Outsourcing also helps companies reduce and control operating costs, gain access to world-class capabilities, improve the speed and accuracy of these complex functions, and free resources. In short, companies no longer have room for in-house "cost centers" or processes that detract from primary objectives and competencies. Instead, they turn to experts like Paychex, who free client manpower to concentrate on the goals of the business.

Our Clients and Markets

     There are approximately six million businesses in the markets we serve and 98% of them have fewer than 100 employees. Market penetration remains relatively small, with all payroll processors combined serving only about 15% of the potential businesses. Therefore, there is still tremendous opportunity for growth in our business.
     Paychex provides payroll and employee benefit outsourcing to over 375,000 small- to medium-sized businesses located throughout the United States. The primary human resource needs of the businesses we serve include staffing, managing, paying, and retaining employees. The technical capabilities, knowledge, and operational expertise that Paychex has built - as well as the wide portfolio of products we offer - allow us to partner with our clients to effectively meet their diverse needs.
     Paychex began by specializing in payroll processing for smaller businesses, and these companies remain our focus. As the small business market has become better informed about the benefits of outsourcing, and as the needs of such businesses have become more complex and more sophisticated, we have added products to meet these needs. The demand for "more than just payroll" has been evidenced in the success of newer Paychex products such as retirement plan recordkeeping, new employee pay options, and our workers' compensation service.

     Paychex has also built capabilities tailored to meet the diverse and complex requirements of both midsize and small businesses. Today, we have clients with thousands of employees, and thousands of clients that have but one employee. Each of these businesses receives quality sales, processing service, and support from one of the more than 100 Paychex offices across the United States and the employees in our corporate headquarters in Rochester, New York. Our highly trained, experienced, and motivated employees have translated into a service culture that results in about two-thirds of our new business coming from current client and accountant referrals.

Partnership for Success

     The days of the stereotypical accountant with an eye shade and ledgers, working in a windowless room under a harsh light, are long gone. Today's accounting professionals are more often business consultants who provide a wide spectrum of support and guidance to businesses, while outsourcing much of their labor-intensive, low-margin compliance work such as payroll. As a result, many accountants turn to Paychex and we continually seek new ways to bring value to this relationship. For example, our Internet Report Service and General Ledger Reporting Service have provided accountants with convenient new ways to access current and historical client payroll data.
     After-the-Fact Payroll, introduced this year, was designed specifically for accountants. The term "after-the-fact" refers to situations outside of the normal payroll process. For example, an employer may pay its employees a net dollar amount without considering the tax withholding implications. The tax impact, including tax calculations and regulatory reporting, is left for the accounting professional to perform "after-the-fact." This triggers time-consuming accounting and compliance tasks. Paychex now offers a way to accomplish the required work while the accountant need only let us know the "who, when, and how much" of the after-the-fact payments.

===============================================================================
[SIDEBAR]
Recognition for Paychex: Paychex achievements are often recognized by the press. Here are some of the honors received this year.

     Forbes 500s. This measures the top companies in the United States. In the list of 500 companies ranked by market value, Paychex moved from last year's position of #212 to #169. In the profits category, the company went from #458 to #372. In the 817-company "super rank" that combines sales, profits, assets, and value, Paychex advanced ninety-seven positions to #373.

     The Wall Street Journal's "Shareholders' Scoreboard." This annual evaluation ranks the total return to investors of 1,000 companies. Paychex joined the exclusive list of only fourteen comprising "The Honor Roll." These are companies that earned straight-A ratings on five-year average compound annual total returns, and were in the top 20% of companies evaluated for the past one, three, five, and ten years. Paychex also topped the "Industrial Services" sector listing that compared forty-four businesses.

     Forbes Global A-List. In this listing of the 400 best companies in the world, Forbes Global magazine divided the group into twenty-eight sectors composed of "companies that are leaders in their fields." For the second year in a row, Paychex was the featured company in the sixteen-firm business services category.

     The Business Week 50. Paychex became a BW 50 "top corporate performer" in this ranking of the S&P 500, moving up to #47, from #68 last year. In making selections, Business Week weighs eight criteria, including sales, profits, and return to shareholders.

     IBD Corporate Leaders, Long-Term Performers. Paychex placed #3 in the Investor's Business Daily's annual list of the "decade's best long-term outperformers." This list was limited to ten companies. With an increase of 4,388%, Paychex was #5 on an accompanying list that ranked companies by the amount that their stock price changed between December 29, 1989 and April 12,2001.

     The Business Week Global 1000. This list ranks companies, worldwide, by market value. The Paychex position in the U.S. was #172, and internationally #330.

[end of sidebar]
===============================================================================

     Products like our Internet services and After-the-Fact Payroll, CPE seminar programs, and informational publiscations expand on a well-established partnership for success that mutually benefits the accounting community and Paychex.

Paychex Employees

     One of our greatest assets is the dedication and skill of our 7,300 employees nationwide. Paychex realizes the value of its human resources and emphasizes personal development through employee recognition, internal promotion, and an emphasis on training and development programs. Paychex has a corporate training and development center that delivers comprehensive professional programs, many of which are certified for college credit. This year, there were over one million employee hours dedicated to field training, formal classroom instruction, and testing. These programs keep everyone from payroll specialists and sales representatives to computer operators up to date on products, payroll and tax regulations, management skills, and other topics that are important to delivering quality customer service.

IT ALL BEGINS WITH PAYROLL

     Calculating a payroll, remitting the appropriate taxes, and getting pay to employees requires that Paychex handle the funds as well as extensive employer and employee information. These data and funds, combined with the sophisticated capabilities and knowledge used to handle them, form a foundation upon which Paychex builds new products to meet the needs of its clients.

Payroll Processing

     Any business owner with employees knows the headaches that come from calculating payrolls, determining and filing tax payments, keeping records, and providing employee benefits. They are never-ending tasks that are filled with the risk of legal penalties, take away from the business of doing business, and can become overwhelming. To ease this burden, many businesses turn to Paychex.
     Calculation and delivery of employee pay, production of management reports, and preparation of payroll tax returns form the basis of the Paychex payroll service. Core payroll clients have an average of fourteen employees and thirty-one payrolls processed each year.
     Clients send their employee hour and wage information to Paychex in a variety of ways. For personalized service, our Payroll Specialists telephone businesses on a scheduled basis to obtain payroll data. Other clients prefer to fax us their information, send it from a personal computer via our Paylink(Registered Trademark) or Preview(Service Mark) software, or use our Internet Time Sheet. We also offer the ability to accept payroll input from time and attendance systems of our clients.
     Paychex Major Market Services (MMS) specializes in the needs of current clients who have outgrown our core service or new clients with more complex payroll and human resource needs. Larger companies often prefer to retain process control with an in-house payroll system, and this is provided by Paychex Preview software. Paychex handles the software maintenance and compliance, payroll taxes, direct deposit, payroll packaging, and related issues of business continuity. This is a mutually beneficial division of labor for businesses and Paychex, and this year MMS revenue increased 58%.

Internet Utilization

     Paychex continues to expand its Internet capabilities and clients have embraced the efficiencies these services offer. While our Internet Time Sheet facilitates the flow of payroll information from businesses to our processing centers, two other Internet products expand the ways that information can travel back to clients. The Paychex Internet Report Service lets companies access their current and historical payroll information, and reduces the cost and delivery time of their reports. Our General Ledger Reporting Service transfers calculated payroll information to a client's accounting software, eliminating time-consuming manual entries and improving the accuracy of bookkeeping.
     The view from the Paychex end of this electronic pipeline is one of broader communication with prospects and clients, expanded avenues for customer service, improved productivity, and new opportunities for delivering products and services. We plan continued expansion of Internet capabilities where they promise benefits to those on both ends of the connection. For example, in fiscal 2002, we will be implementing enhancements to our retirement plan programs that will provide 401(k) participants online access to their personal information. They will be able to review the status of their account, calculate contribution scenarios, and make changes to the way funds are invested, as allowed by their plan. This Internet capability will benefit employers, employees, and Paychex by streamlining access for participants while reducing the time and expense spent on support by company managers and Paychex personnel.
     We also plan on introducing a real-time, online payroll service that will complement our current set of Internet payroll products. With this new capability, clients will be able to enter their payroll data and receive full payroll processing, including all reports, within hours.

BEYOND A STRONG FOUNDATION

     Payroll doesn't end with the gathering of the hours an employee has worked and the calculation of their net pay. Complying with tax and other laws, transferring funds, and accomplishing other necessary tasks provide the demand for products that Paychex continues to build on the foundation of basic payroll processing.

Taxpay(Registered Trademark)

     An employer typically files and makes payments for over forty payroll tax returns a year. Penalties can result if they do not deposit payroll taxes and file returns in a timely fashion. The Paychex Taxpay service provides peace of mind to clients by assuming the responsibility for the accurate preparation and punctual filing of quarterly and year-end returns, as well as the electronic transfer of funds to the appropriate agencies. This very successful ancillary service has reached 83% client utilization, with Paychex making available federal, state, and local payroll and business tax services. During fiscal 2001, Paychex made $54.0 billion in payroll tax payments on behalf of clients.

Employee Pay Services

     Conventional payroll checks, direct bank deposit, a debit and purchase card option called the Paychex Access Card (in association with MasterCard(Registered Trademark)), and a special check called Readychex(Service Mark) are all payment selections offered by Paychex. These allow payroll disbursements that fit the variable needs of both employees and employers. Additionally, the Paychex Flexible Pay Package provides a cost-effective, bundled approach that can have the extended benefit of very convenient, one-step payroll account reconciliation for employers. From the Paychex perspective, direct deposit, Access Card, Readychex, and the Flexible Pay Package encourage purely electronic money transfers that cut costs, increase productivity, extend the use of ancillary products, and maximize investment periods on related float monies.
     This year, Paychex transferred $67.1 billion in direct deposit funds to employee accounts. Client utilization of our employee pay services has grown to 53%, from 47% in 2000.

New-Hire Reporting

        New-hire reporting helps employers meet federal and state requirements that aid enforcement of child support orders, and help reduce fraudulent workers' compensation and unemployment claims. This service removes a compliance concern from the schedule of employers and eliminates the risk of penalties. Niche services like new-hire reporting contribute to our full-service goals and, in combination with other products, encourage businesses to maintain a long-term relationship with Paychex.

Garnishment Processing

     When legal action causes a worker's wages to be garnished, the task of compliance falls on the shoulders of the person's employer. This involves deduction of the appropriate amount each pay period, forwarding of the payment to the proper agency, and accurate tracking so that the garnishment ceases when the obligation has been fulfilled. To help simplify this process, Paychex has introduced a payroll garnishment service that will be available nationwide by the end of calendar 2001.
     Research indicates that as many as one in ten American workers has a wage garnishment, suggesting widespread need for this product. In addition to extending revenue per client, this garnishment service is another offering that helps solidify the Paychex partnership with clients and encourages retention.

COMPREHENSIVE SERVICES FOR EMPLOYERS AND EMPLOYEES

     Payroll provides the fulcrum on which Paychex leverages many other value-added products. This has made Paychex a full-service company, capable of delivering complete employer and employee administrative services. With this "critical mass" of infrastructure, knowledge, and experience, Paychex is well positioned to both create and exploit new windows of opportunity.

Comprehensive Administrative Services

     Paychex has introduced Paychex Administrative Services (PAS) nationwide, and we are very excited about the potential for this inclusive format of bundled services. In its first full year of nationwide availability, PAS already serves more client employees than our professional employer organization (PEO). PAS provides the most beneficial and acceptable approach for employers because it brings businesses a total package that includes payroll, employer compliance, employee benefits administration, and risk management. Smaller companies find this approach attractive because it brings them comprehensive, big-company human resource services and expertise that were previously out of reach. Larger firms favor PAS because they seek a turnkey approach with related administrative functions sourced from a single vendor. PAS does not engage in co-employment of workers, removing objections that many employers have with some employee leasing programs. It also eliminates substantial areas of co-employer risk and other factors that tend to dilute margins.

     A professional employer organization takes a somewhat different approach to total services by becoming co-employer of a client company's employees. In Florida and Georgia, states that offer an attractive regulatory environment that reduces risks related to co-employer status and where PEOs are popular, we offer this service through our PEO, Paychex Business Solutions.

Retirement Services

     The 401(k) retirement plan has become a prevalent part of employee benefit packages, and because of its unique position as a payroll processor, Paychex has been able to make these plans economical for almost any employer. The number of companies that depend on Paychex for their funds transfer and 401(k) plan recordkeeping increased 33% over last year. This represented $1.8 billion in plans for which we do the recordkeeping. Paychex has been very successful in educating the marketplace about retirement plan options, particularly for smaller companies that previously thought that such programs were out of reach. Measured by the number of plans administered, Paychex has become one of the country's fastest-growing and largest recordkeepers. Even with this growth, this service offers considerable room for continued expansion.
     In addition to conventional 401(k) administration, Paychex also partners with leading fund managers to offer SIMPLE Individual Retirement Account plans. SIMPLE IRAs are particularly well suited for the self-employed, business owners seeking a successor to a SAR/SEP plan, or those for whom employee compensation does not coincide with the compliance requirements of a traditional 401(k) plan.
     Recognizing the value of our 401(k) recordkeeping capabilities, Paychex has extended the product to companies that are not using our payroll service. Their payroll information is transferred electronically to Paychex directly from the company or its payroll provider. Only recently introduced, this service provides an example of how our company can extend capabilities without requiring recordkeeping clients to become Paychex payroll clients. However, pricing has been structured to make the conversion to the Paychex payroll service attractive if so desired by the recordkeeping client. This product promises broad potential because it allows Paychex to market 401(k) recordkeeping, regardless of whether we initially obtain the client's payroll business.

Workers' Compensation Services

     Most employers are required to carry workers' compensation insurance, which provides payments to employees who are unable to work because of job-related injuries. Usually, companies pay estimated premiums at the start of the coverage period and then an audit examines claims, wage rates, and job classifications for an adjustment at the end of the period. Smaller companies in particular find the ups and downs of these payments a difficult cash management problem. The

Paychex Pay-As-You-Go(Service Mark) plan stabilizes cash flow and minimizes period-end adjustments by monitoring claims, rates, and classifications on a continuing basis and assesses costs more evenly throughout the term of the policy.
     This product has significant growth potential because of the near universal need for workers' compensation insurance. Paychex acts, through its licensed agency, as a general agent providing insurance through a variety of insurance carriers who are the underwriters, and receives revenue from fees and float income from the collection and subsequent distribution of premiums to carriers.

Section 125 Plans

     Section 125 of the U.S. Internal Revenue Code was established to encourage individual health care planning, and it provides favorable tax considerations for persons who contribute to premium-only plans and flexible spending accounts
(FSAs). Section 125 provisions are typically implemented via payroll deductions, and handling these plans can be time consuming for employers because of government reporting and compliance requirements, and recordkeeping needed for the deductions and disbursements on FSA plans. Paychex provides cost-efficient outsourcing of section 125 plan administration, which allows the addition of a section 125 plan to a client's benefits package at low cost.

Other Human Resource Products

     From employee handbooks to workplace compliance packages, Paychex provides a range of products that helps employers and employees communicate and stay informed. With these services, Paychex seeks to round out an offering that provides comprehensive business process outsourcing to employers.

Strategies for Success

     Outsourcing the administration of important, and often confidential business functions requires confidence and trust. As we continue to expand our client base, we will focus on improving client services, growing revenue per client through increased utilization of ancillary services, and on continued leveraging of our infrastructure. We have built a full-service company capable of delivering comprehensive employer and employee administrative services, and are well prepared to capitalize on these strategies for future success.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations reviews the Company's operating results for each of the three fiscal years in the period ended May 31, 2001 (fiscal 2001, 2000, and 1999), and its financial condition at May 31, 2001. This review should be read in conjunction with the accompanying Consolidated Financial Statements, the related Notes to Consolidated Financial Statements, and the Eleven-Year Summary of Selected Financial Data. Forward-looking statements in this review are qualified by the cautionary statement contained in Exhibit 99: "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995.

Results of Operations

In thousands, except
  per share amounts
                                      2001  Change       2000  Change       1999
--------------------------------------------------------------------------------
Total revenues                    $869,857   19.5%   $728,119   21.9%   $597,296
Combined operating and
 SG&A expenses                    $533,155   13.6%   $469,226   14.5%   $409,734
Operating income                  $336,702   30.1%   $258,893   38.0%   $187,562
Operating margin                     38.7%              35.6%              31.4%
Income before income taxes        $363,981   32.2%   $275,372   37.6%   $200,143
Net income                        $254,869   34.1%   $190,007   36.6%   $139,099
% of total revenues                  29.3%              26.1%              23.3%
Basic earnings per share          $    .68   33.3%   $    .51   34.2%   $    .38
Diluted earnings per share        $    .68   33.3%   $    .51   37.8%   $    .37
--------------------------------------------------------------------------------

The financial results for Paychex, Inc. in fiscal 2001 reflect the eleventh consecutive year of record service revenues and net income, and the tenth consecutive year of net income growth of 30% or more. The Company's ability to grow its client base, increase client utilization of ancillary services, develop new services, implement price increases, and decrease operating expenses as a percent of total revenues has driven the increases in total revenues and net income in fiscal 2001 and fiscal 2000.

The increases in combined operating and selling, general, and administrative (SG&A) expenses reflect increases in personnel, information technology, and facility costs necessary to support the growth of the Company. At the end of fiscal 2001, the Company had 7,300 employees compared with 6,200 at the end of fiscal 2000. In fiscal 2002, combined operating and SG&A costs are expected to grow at a rate slightly below the growth rate experienced in fiscal 2001.

The increase in operating income and the improvement in operating margins reflect the Company's ability to add profitable ancillary services and leverage its infrastructure to grow profits faster than revenue growth.

In fiscal 2001, total revenues and net income benefited from higher comparable average rates of interest earned and net realized gains on available-for-sale securities related to the funds held for clients and corporate investment portfolios. The recent trend of interest rate reductions is evidenced by the Federal Funds rate moving from 6.50% at the beginning of January 2001 to 4.00% at the end of May 2001. Looking ahead to fiscal 2002, the interest rate reductions will impact year-over-year net income growth. The Company expects to continue to generate record revenues and net income with total revenue growth in the range of 16% to 18%.

In fiscal 2001, 2000, and 1999, the Company had two reportable business segments: Payroll and Human Resource and Benefits. See Note A of the Notes to Consolidated Financial Statements for a detailed description of these reportable segments and related business activities.

Payroll segment

In thousands
                                      2001  Change       2000  Change       1999
--------------------------------------------------------------------------------
Service revenue                   $688,650   15.8%   $594,445   20.6%   $492,914
Interest on funds held
 for clients                      $ 83,336   41.7%   $ 58,800   12.4%   $ 52,335
                                  --------   ----    --------   ----    --------
Total Payroll segment revenues    $771,986   18.2%   $653,245   19.8%   $545,249
Operating income                  $366,498   20.8%   $303,360   27.9%   $237,236
Operating margin                     47.5%              46.4%              43.5%
--------------------------------------------------------------------------------

Revenues: Total Payroll segment revenues include service fees and interest on funds held for clients. Service fee revenue is earned primarily from Payroll, Taxpay, Employee Pay Services, and other ancillary services. Employee Pay Services includes the Direct Deposit, Readychex, and Access Card products. In addition to service fees paid by clients, the Company earns interest on Taxpay and Employee Pay Services funds that are collected before due dates and invested (funds held for clients) until remittance to the applicable tax authorities for Taxpay clients and employees of Employee Pay Services clients. Interest on funds held for clients is included in total revenues on the Consolidated Statements of Income as the collection, holding, and remittance of these funds is a critical component of providing these particular product services. Interest on funds held for clients also includes net realized gains and losses from the sale of available-for-sale securities.

The increases in Payroll service revenue are primarily related to the addition of new clients, new services, price increases, and increased utilization of ancillary services, by both new and existing clients. At May 31, 2001, 83% of Paychex clients utilized Taxpay, the Company's tax filing and payment feature, compared with 81% at the end of 2000 and 79% at the end of 1999. Client utilization of the Taxpay product is expected to mature within a range of 83% to 87%. The Company's Employee Pay Services were utilized by 53% of clients at May 31, 2001, versus 47% and 42% at May 31, 2000 and 1999, respectively. During fiscal 2001 and 2000, the Company continued expansion of its Major Market Services (MMS) payroll product offering. MMS is now available in approximately half of the markets served by the Company. MMS revenues totaled $47.4 million, $30.0 million, and $19.3 million in fiscal 2001, 2000, and 1999, respectively. This represents year-over-year revenue growth of 58% for fiscal 2001 and 55% for fiscal 2000. Employee Pay Services and MMS are expected to provide continuing revenue growth opportunities for fiscal 2002 and beyond. In fiscal 2001, the Company introduced new payroll product enhancements including Employee Garnishments and After-the-Fact payroll. Fiscal 2002's percentage growth in Payroll service revenue is expected to be in the range of 16% to 18%.

In fiscal 2001 and 2000, interest on funds held for clients increased due to growth in the utilization of Taxpay and Employee Pay Services by new and existing clients and higher average daily balances. Average daily portfolio balances for funds held for clients were approximately $1.7 billion, $1.4 billion, and $1.1 billion in fiscal 2001, 2000, and 1999, respectively. The significantly higher percentage growth in interest on funds held for clients in fiscal 2001 reflects the benefit of higher comparable average rates of return and net realized gains on the sale of available-for-sale securities. In fiscal 2001, interest on funds held for clients included net realized gains of $5.7 million compared with net realized losses of $2.9 million and net realized gains of $2.4 million in fiscal 2000 and 1999, respectively. During the third and fourth quarters of fiscal 2001, market rates of interest declined significantly with the Federal Funds rate decreasing 2.50 percentage points during the period.

Due to the decrease in interest rates, the Company expects that interest on funds held for clients in fiscal 2002 will be lower than in fiscal 2001. For further discussion of interest rates and related risks, refer to the "Market Risk Factors" section of this review.

Operating income: Operating income for 2001 and 2000 increased as a result of the increases in Payroll service revenue and interest on funds held for clients and continued leveraging of the segment's operating expense base as evidenced by the improvement in operating margins year-over-year.

Effective September 1, 1999, the Company increased its sales force compensation package by approximately $6.0 million on an annualized basis to increase the retention and quality of its payroll sales representatives. This compensation increase resulted in additional expense of approximately $4.5 million in fiscal 2000 and $1.5 million in the first quarter of fiscal 2001 when compared to the prior years.

Human Resource and Benefits segment

In thousands
                                    2001   Change       2000   Change       1999
--------------------------------------------------------------------------------
Service revenue                  $97,871    30.7%    $74,874    43.9%    $52,047
Operating income                 $37,890    62.0%    $23,395   111.3%    $11,072
Operating margin                   38.7%               31.2%               21.3%
--------------------------------------------------------------------------------

Revenues: The significant increases in service revenue for 2001 and 2000 are primarily related to increasing 401(k) Recordkeeping, Workers' Compensation Insurance Administration, and Section 125 clients, and PAS and PEO client employees serviced. At May 31, 2001, over 19,000 clients utilized the Company's 401(k) Recordkeeping service, and over $1.7 billion of client employee funds were managed externally. The growth in 401(k) clients reflects the continuing interest of small- to medium-sized businesses in offerering retirement savings benefits to their employees. 401(k) Recordkeeping revenues were $43.0 million, $31.5 million, and $19.7 million in fiscal 2001, 2000, and 1999, respectively. This represents year-over-year growth of 36% in fiscal 2001 and 60% in fiscal 2000. The Company continued to expand its Workers' Compensation Insurance Administration product, which provides insurance for qualified clients through leading insurance providers and a reporting method to stabilize their cash flows throughout the year.

In fiscal 2000, the Company began a nationwide expansion of its Paychex Administrative Services (PAS) product, a combined package of payroll, employer compliance, employee benefit administration, and risk management outsourcing services designed to make it easier for small businesses to manage their payroll and related benefit costs. Expansion efforts continued throughout fiscal 2001, and the PAS product is now available nationwide. The Company operates a Professional Employer Organization (PEO) which provides the same combined package of services as the PAS product, but as a co-employer of the client's employees. The Company's PEO service is primarily focused in the states of Florida and Georgia where PEOs are popular and operate under an attractive regulatory environment. At the end of fiscal 2001, the PAS and PEO products serviced over 60,000 client employees.

Operating income: For 2001 and 2000, the increases in operating income are primarily related to the service revenue gains and the leveraging of operating expenses.

Full-year fiscal 2002's Human Resource and Benefits service revenue is expected to grow at a rate slightly higher than in fiscal 2001. Fiscal 2002's quarter-over-quarter percentage comparisons in Human Resource and Benefits revenue and operating income may vary significantly throughout the year, and any one particular quarter's results may not be indicative of expected full-year results.

Corporate expenses

In thousands
                                     2001   Change      2000   Change       1999
--------------------------------------------------------------------------------
Corporate expenses                $67,686    -.3%    $67,862    11.7%    $60,746
--------------------------------------------------------------------------------

Corporate expenses are primarily related to the Information Technology, Organizational Development, Finance, Marketing, and Senior Management functions of the Company. Corporate expenses have increased primarily due to additional employees and other expenditures required to support the continued growth of the Company's service operations and sales force. In fiscal 2001, these increases were offset by lower spending on national marketing efforts and other areas, resulting in a relatively flat growth year-over-year. Looking forward, the Company expects the growth in corporate expenses to be in the range of 10% to 13% in fiscal 2002.

Investment income

In thousands
                                      2001   Change       2000  Change      1999
--------------------------------------------------------------------------------
Investment income                  $27,279    65.5%    $16,479   31.0%   $12,581
--------------------------------------------------------------------------------

Investment income primarily represents earnings from the Company's cash and cash equivalents and investments in available-for-sale securities. Investment income does not include interest on funds held for clients, which are recorded within the Payroll segment and total revenue. The increases in investment income in fiscal 2001 and 2000 are primarily due to the increase in average daily invested balances generated from increases in overall cash flows. Average daily balances invested were $.6 billion, $.4 billion, and $.3 billion for fiscal 2001, 2000, and 1999, respectively. Fiscal 2001 also benefited from higher comparable average rates of return and net realized gains on available-for-sale securities. In fiscal 2001, investment income included net realized gains on available-for-sale securities of $1.7 million compared to net realized losses of $0.8 million in fiscal 2000 and net realized gains of $0.5 million in fiscal 1999. During the third and fourth quarters of fiscal 2001, market rates of interest declined significantly with the Federal Funds rate decreasing 2.50 percentage points during the period. As a result of the decrease in interest rates, investment income for fiscal 2002 is expected to grow at a rate significantly lower than in fiscal 2001. Refer to the "Market Risk Factors" section of this review for further discussion of interest rates and the related risks.

Income taxes

In thousands
                                        2001  Change      2000  Change      1999
--------------------------------------------------------------------------------
Income taxes                        $109,112   27.8%   $85,365   39.8%   $61,044
Effective income tax rate              30.0%             31.0%             30.5%
--------------------------------------------------------------------------------

The change in the effective income tax rate in 2001 is due to the growth in tax-exempt income exceeding the growth in taxable income and other tax reduction opportunities. Tax-exempt income is derived primarily from income earned on municipal debt securities. Fiscal 2002's effective income tax rate is expected to approximate 31.0%.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities

In thousands
                                      2001  Change       2000  Change       1999
--------------------------------------------------------------------------------
Operating cash flows              $304,938   22.5%   $249,028   43.0%   $174,120
--------------------------------------------------------------------------------

The increases in operating cash flows resulted primarily from the achievement of higher net income. Projected operating cash flows are expected to adequately support normal business operations, forecasted growth, purchases of property and equipment, and dividend payments. At May 31, 2001, the Company had $614 million in available cash and corporate investments. The Company also had $140 million of available, uncommitted, unsecured lines of credit and $350 million available under an uncommitted, secured line of credit.

Investing activities

In thousands
                                  2001    Change       2000   Change       1999
--------------------------------------------------------------------------------
Net funds held for clients
 and corporate investment
 activities                  $(144,270)      --   $(144,322)   74.5%   $(82,724)
Purchases of property
 and equipment                 (45,250)    32.5%    (34,154)   54.4%    (22,116)
Proceeds from the sale of
 property and equipment             32       --       1,266      --          12
Purchases of other assets       (8,290)    19.0%     (6,964)   94.0%     (3,590)
                             ---------     -----  ---------    -----  ---------
Net cash used in investing
 activities                  $(197,778)     7.4%  $(184,174)   69.9%  $(108,418)
--------------------------------------------------------------------------------

Funds held for clients and corporate investments: Funds held for clients are primarily comprised of short-term funds and available-for-sale debt securities, and corporate investments are primarily comprised of available-for-sale debt securities. The portfolio of funds held for clients and corporate investments is detailed in Note D of the Notes to Consolidated Financial Statements.

The reported amount of funds held for clients will vary significantly based upon the timing of collecting client funds, and the related remittance of funds to the applicable tax authorities for Taxpay clients and employees of clients utilizing Employee Pay Services. Corporate investments have increased due to the investment of growing cash balances provided by operating activities offset by purchases of property and equipment and dividend payments. At May 31, 2001, the total available-for-sale portfolio included unrealized gains of $20.5 million, compared to a portfolio at May 31, 2000 that included unrealized losses of $13.4 million. Additional discussion of interest rates and related risks is included in the "Market Risk Factors" section of this review.

Purchases of property and equipment: To support the Company's client and ancillary product growth, investments are regularly made in data processing equipment and software, and for the expansion and upgrade of various branch facilities. In fiscal 2001, the Company made purchases of property and equipment of $45.3 million compared with $34.2 million of purchases in fiscal 2000. In May 2001, the Company purchased a 135,000-square-foot office facility in Rochester for approximately $5.0 million. This facility will house a centralized information technology data center and various other support functions. As a result of this purchase, the Company has delayed previously announced plans to construct a new 300,000-square-foot building at an estimated cost of $40 million. During fiscal 2000, the Company sold an office facility in California for $1.2 million and purchased a branch office facility in Pennsylvania for $6.1 million. Purchases of property and equipment in fiscal 2002 are expected to be in the range of $35 million to $40 million. Fiscal 2002 depreciation expense is projected to be approximately $28 million.

Effective June 1, 1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires the capitalization of internal use computer software costs if certain criteria are met, including all external direct costs for materials and services and certain payroll and related fringe benefit costs. Prior to fiscal 2000, the Company expensed as incurred certain payroll and related fringe benefit costs to develop and enhance its internal computer programs and software. The effect of adopting the SOP increased net income by approximately $3.2 million and $2.4 million for the years ended May 31, 2001 and May 31, 2000, respectively.

Financing activities

In thousands, except
per share amounts
                                   2001   Change       2000   Change       1999
--------------------------------------------------------------------------------
Dividends paid                $(123,112)   50.9%   $(81,583)   50.9%   $(54,055)
Proceeds from exercise
 of stock options                14,600    29.9%     11,242   103.1%      5,535
Other                                --      --         (69)   13.1%        (61)
                              ---------    -----   --------    -----   --------
Net cash used in financing
 activities                   $(108,512)   54.1%   $(70,410)   44.9%   $(48,581)
--------------------------------------------------------------------------------
Cash dividends per common
 share                        $     .33    50.0%   $    .22    46.7%   $    .15
--------------------------------------------------------------------------------

Dividends paid: On October 10, 2000 and October 7, 1999, the Company increased its quarterly cash dividend rate per share by 50%. Future dividends are dependent on the Company's future earnings and cash flow. The Company has declared three-for-two stock splits effected in the form of 50% stock dividends on outstanding shares in May of 2000 and 1999.

Proceeds from exercise of stock options: The increase in proceeds from the exercise of stock options is primarily due to an increase in the number of shares exercised and higher comparable exercise prices per share. The Company has recognized a tax benefit from the exercise of stock options of $26.4 million, $19.4 million, and $16.3 million for fiscal 2001, fiscal 2000, and fiscal 1999, respectively. This tax benefit reduces the accrued income tax liability and increases additional paid-in capital, with no impact on the expense amount for income taxes. See Note G of the Notes to the Consolidated Financial Statements for additional disclosure on the Company's stock option plans.

MARKET RISK FACTORS

Interest rate risk: Funds held for clients are primarily comprised of short-term funds and available-for-sale debt securities, and corporate investments are primarily comprised of available-for-sale debt securities. The Company's available-for-sale debt securities are exposed to interest rate risk as interest rate volatility will cause fluctuations in the market value of held investments and the earnings potential of future investments. Decreases in interest rates normally increase the market value of the available-for-sale securities, while increases in interest rates decrease the market value of the available-for-sale securities. The Company's available-for-sale securities and short-term funds are exposed to earnings risk from changes in interest rates, as rate volatility will cause fluctuations in the earnings potential of future investments. Decreases in interest rates quickly decrease earnings from short-term funds, and over time decrease earnings from the available-for-sale securities portfolio. Increases in interest rates have the opposite earnings effect on the available-for-sale securities and short-term funds. Earnings from the available-for-sale securities do not reflect changes in rates until the investments are sold or mature, and the proceeds are reinvested at current rates. The immediate impact of changing interest rates on earnings from short-term funds may be temporarily offset by realized gains or losses from transactions in the Company's available-for-sale portfolio. The Company estimates that the earnings effect of a 25-basis-point change in interest rates (17 basis points for tax-exempt investments) at this point in time would equate to approximately $3.0 million for fiscal 2002.

The Company directs investments towards high-credit-quality, tax-exempt securities to mitigate the risk that earnings from the portfolio could be adversely impacted by changes in interest rates in the near term. The Company invests in short- to intermediate-term, fixed-rate municipal and government securities, which typically have lower interest rate volatility, and manages the securities portfolio to a benchmark duration of 2.5 to 3.0 years. The Company does not utilize derivative financial instruments to manage interest rate risk.

The recent trend in interest rates has been toward interest rate reductions versus interest rate increases during fiscal 2000. The following table summarizes the changes in the Federal Funds rate over the last three years:

                                                2001          2000          1999
--------------------------------------------------------------------------------
Federal Funds rate - beginning
 of fiscal year                                6.50%         4.75%         5.50%
Rate increase/(decrease):
  First quarter                                   -           .50             -
  Second quarter                                  -           .25          (.75)
  Third quarter                               (1.00)          .25             -
  Fourth quarter                              (1.50)          .75             -
                                              -----          -----         -----
Federal Funds rate - end of                    4.00%         6.50%         4.75%
 fiscal year
--------------------------------------------------------------------------------
Three-Year "AAA" Municipal Securities
 Yield at May 31:                              3.44%         4.96%         3.85%
--------------------------------------------------------------------------------

Calculating the future effects of changing interest rates involves many factors. These factors include, but are not limited to, daily interest rate changes, seasonal variations in investment balances, actual duration of short- and intermediate-term investments, the proportionate mix of taxable and tax-exempt investments, and changes in tax-exempt municipal rates versus taxable investment rates - which are not synchronized or simultaneous. Subject to these factors, a 25-basis-point change generally affects the Company's tax-exempt interest rates by approximately 17 basis points. Realized gains are more prevalent in a decreasing rate environment and realized losses are more prevalent in an increasing rate environment. During fiscal 2001, the Company's total investment portfolio averaged approximately $2.3 billion compared with an average of $1.8 billion for fiscal 2000. The total investment portfolio is expected to average $2.6 billion in fiscal 2002. The Company's normal and anticipated allocation is approximately 50% invested in short-term securities with a duration of less than 30 days and 50% invested in intermediate-term municipal securities with an average duration of three years.

As of May 31, 2001, the available-for-sale securities included unrealized gains of $20.5 million, compared with a portfolio at May 31, 2000 that included unrealized losses of $13.4 million. In fiscal 2000, the available-for-sale portfolio had a market value less than its cost basis as a result of the upward trend in interest rates throughout the year. The decreasing interest rate environment in fiscal 2001 resulted in the improvement in the market value of the available-for-sale portfolio. As of May 31, 2001 and May 31, 2000, the Company had $1.3 billion and $1.0 billion invested in available-for-sale securities at fair value, with weighted average yields to maturity of 4.3% and 4.5%, respectively. Assuming a hypothetical decrease in interest rates of 25 basis points given the May 31, 2001 securities portfolios, the resulting potential increases in fair value would be in the range of $7.5 million to $8.5 million. Conversely, a corresponding increase in interest rates would result in a comparable decrease in fair value. This hypothetical decrease or increase in the fair value of the portfolio would be recorded as an adjustment to the portfolio's recorded value, with an offsetting amount recorded in stockholders' equity, with no related or immediate impact to the results of operations.

Credit risk: The Company is exposed to credit risk in connection with these investments through the possible inability of the borrowers to meet the terms of the bonds. The Company attempts to limit credit risk by investing primarily in AAA and AA rated securities and A-1 rated short-term securities, and by limiting amounts that can be invested in any single instrument. At May 31, 2001, approximately 98% of the available-for-sale securities held an AA rating or better, and all short-term securities classified as cash equivalents held an A-1 or equivalent rating.

OTHER

Recently issued accounting standards: In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." This SAB formalizes the SEC's position on application of revenue recognition rules. The Company adopted SAB No. 101 in the fourth quarter of fiscal 2001 with no material impact on the Company's results of operations or financial position.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement was most recently amended in June 2000 by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133." These statements are collectively referred to as SFAS 133. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities and is effective for fiscal years beginning after June 15, 2000. The Company will adopt the provisions of SFAS No. 133 in the first quarter of fiscal 2002. The Company currently does not utilize derivative instruments and does not expect that adoption of SFAS No. 133 will have a significant effect on its consolidated results of operations or financial position.

Report of Ernst & Young LLP Independent Auditors

Board of Directors
Paychex, Inc.

We have audited the accompanying consolidated balance sheets of Paychex, Inc. as of May 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paychex, Inc. at May 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                 /s/ Ernst & Young LLP

Buffalo, New York

June 21, 2001


Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts

Year ended May 31,                                                        2001             2000              1999
------------------------------------------------------------------------------------------------------------------
Revenues:
  Payroll                                                             $688,650         $594,445          $492,914
  Human Resource and Benefits                                           97,871           74,874            52,047
                                                             -----------------------------------------------------
  Total service revenues                                               786,521          669,319           544,961
  Interest on funds held for clients                                    83,336           58,800            52,335
                                                             -----------------------------------------------------
  Total revenues                                                       869,857          728,119           597,296
Operating costs                                                        200,352          173,481           151,956
Selling, general, and administrative expenses                          332,803          295,745           257,778
                                                             -----------------------------------------------------
Operating income                                                       336,702          258,893           187,562
Investment income                                                       27,279           16,479            12,581
                                                             -----------------------------------------------------
Income before income taxes                                             363,981          275,372           200,143
Income taxes                                                           109,112           85,365            61,044
                                                             -----------------------------------------------------
Net income                                                            $254,869         $190,007          $139,099
                                                             -----------------------------------------------------
Basic earnings per share                                              $    .68         $    .51          $    .38
                                                             -----------------------------------------------------
Diluted earnings per share                                            $    .68         $    .51          $    .37
                                                             -----------------------------------------------------
Weighted-average common shares outstanding                             372,777          370,603           368,282
                                                             -----------------------------------------------------
Weighted-average shares assuming dilution                              377,510          375,081           373,182
                                                             -----------------------------------------------------
Cash dividends per common share                                       $    .33         $    .22          $    .15
------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
--------------------------------------------------------------------------------------------------
In thousands

May 31,                                                                    2001             2000
--------------------------------------------------------------------------------------------------
Assets
------
Cash and cash equivalents                                            $   45,784       $   47,136
Corporate investments                                                   568,217          412,357
Interest receivable                                                      28,281           22,436
Accounts receivable                                                     100,640           87,608
Deferred income taxes                                                        --            9,539
Prepaid expenses and other current assets                                 7,306            6,531
                                                               -----------------------------------
Current assets before funds held for clients                            750,228          585,607
Funds held for clients                                                2,041,045        1,776,968
                                                               -----------------------------------
Total current assets                                                  2,791,273        2,362,575
Property and equipment - net                                             96,078           75,375
Goodwill and intangible assets - net                                      9,612            5,584
Deferred income taxes                                                     1,361            2,494
Other assets                                                              8,872            9,549
                                                               -----------------------------------
Total assets                                                         $2,907,196       $2,455,577
                                                               -----------------------------------

Liabilities
-----------
Accounts payable                                                     $   16,377       $   17,086
Accrued compensation and related items                                   57,418           52,631
Deferred revenue                                                          4,421            4,719
Accrued income taxes                                                      9,783            2,969
Deferred income taxes                                                     4,996               --
Other current liabilities                                                19,282           24,400
                                                               -----------------------------------
Current liabilities before client fund deposits                         112,277          101,805
Client fund deposits                                                  2,031,565        1,785,140
                                                               -----------------------------------
Total current liabilities                                             2,143,842        1,886,945
Long-term liabilities                                                     5,512            5,200
                                                               -----------------------------------
Total liabilities                                                     2,149,354        1,892,145

Stockholders' equity
--------------------
Common stock, $.01 par value, 600,000 authorized shares
  Issued: 373,647/2001 and 371,769/2000                                   3,736            3,718
Additional paid-in capital                                              139,897           98,904
Retained earnings                                                       601,142          469,385
Accumulated other comprehensive income/(loss)                            13,067           (8,575)
                                                               -----------------------------------
Total stockholders' equity                                              757,842          563,432
                                                               -----------------------------------
Total liabilities and stockholders' equity                           $2,907,196       $2,455,577
--------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity
---------------------------------------------------------------------------------------------------------------------------
In thousands                                                                                   Accumulated
                                           Common stock       Additional                             other
                                        ------------------       paid-in        Retained     comprehensive
                                        Shares      Amount       capital        earnings     income/(loss)           Total
---------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1998                163,188      $1,632      $ 46,463       $ 278,107          $  3,405       $ 329,607
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                       139,099                           139,099
Unrealized losses on securities,
 net of tax                                                                                           (575)           (575)
                                                                                                             --------------
Total comprehensive income                                                                                         138,524
Cash dividends declared                                                          (54,055)                          (54,055)
Exercise of stock options                1,032          10         5,525                                             5,535
Tax benefit from exercise of
 stock options                                                    16,250                                            16,250
Shares issued in connection
 with three-for-two stock split         82,106         821                          (882)                              (61)
---------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1999                246,326       2,463        68,238         362,269             2,830         435,800
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                       190,007                           190,007
Unrealized losses on securities,
 net of tax                                                                                        (11,405)        (11,405)
                                                                                                             --------------
Total comprehensive income                                                                                         178,602
Cash dividends declared                                                          (81,583)                          (81,583)
Exercise of stock options                1,532          16        11,226                                            11,242
Tax benefit from exercise of
 stock options                                                    19,440                                            19,440
Shares issued in connection
 with three-for-two stock split        123,911       1,239                        (1,308)                              (69)
---------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 2000                371,769       3,718        98,904         469,385            (8,575)        563,432
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                       254,869                           254,869
Unrealized gains on securities,
 net of tax                                                                                         21,642          21,642
                                                                                                             --------------
Total comprehensive income                                                                                         276,511
Cash dividends declared                                                         (123,112)                         (123,112)
Exercise of stock options                1,878          18        14,582                                            14,600
Tax benefit from exercise of
 stock options                                                    26,411                                            26,411
---------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 2001                373,647      $3,736      $139,897       $ 601,142          $ 13,067       $ 757,842
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------
In thousands

Year ended May 31,                                                       2001             2000              1999
------------------------------------------------------------------------------------------------------------------
Operating activities
--------------------
Net income                                                          $ 254,869        $ 190,007         $ 139,099
Adjustments to reconcile net income to cash
provided by operating activities:
  Depreciation and amortization on depreciable and
   intangible assets                                                   26,439           23,903            22,097
  Amortization of premiums and discounts on
   available-for-sale securities                                       12,700           12,581            10,814
  Provision (benefit) for deferred income taxes                         3,411           (2,786)             (427)
  Provision for bad debts                                               1,413            1,871             1,886
  Net realized (gains)/losses on sales of
   available-for-sale securities                                       (7,423)           3,728            (2,866)
  Changes in operating assets and liabilities:
    Interest receivable                                                (5,845)          (4,391)           (4,818)
    Accounts receivable                                               (14,445)         (26,538)          (10,231)
    Prepaid expenses and other current assets                            (775)            (531)           (1,609)
    Accounts payable and other current liabilities                     34,116           48,276            21,847
    Net change in other assets and liabilities                            478            2,908            (1,672)
                                                             -----------------------------------------------------
Net cash provided by operating activities                             304,938          249,028           174,120
                                                             -----------------------------------------------------
Investing activities
--------------------
Purchases of available-for-sale securities                           (921,138)        (869,795)         (755,335)
Proceeds from sales of available-for-sale securities                  575,247          711,184           488,662
Proceeds from maturities of available-for-sale securities              19,230           19,770            31,535
Net change in funds held for clients money market
  securities and other cash equivalents                               (64,034)        (432,016)          (55,707)
Net change in client fund deposits                                    246,425          426,535           208,121
Purchases of property and equipment                                   (45,250)         (34,154)          (22,116)
Proceeds on the disposal of property and equipment                         32            1,266                12
Purchases of other assets                                              (8,290)          (6,964)           (3,590)
                                                             -----------------------------------------------------
Net cash used in investing activities                                (197,778)        (184,174)         (108,418)
                                                             -----------------------------------------------------
Financing activities
--------------------
Dividends paid                                                       (123,112)         (81,583)          (54,055)
Proceeds from exercise of stock options                                14,600           11,242             5,535
Other                                                                      --              (69)              (61)
                                                             -----------------------------------------------------
Net cash used in financing activities                                (108,512)         (70,410)          (48,581)
                                                             -----------------------------------------------------
Increase/(decrease) in cash and cash equivalents                       (1,352)          (5,556)           17,121
Cash and cash equivalents, beginning of fiscal year                    47,136           52,692            35,571
                                                             -----------------------------------------------------
Cash and cash equivalents, end of fiscal year                       $  45,784        $  47,136         $  52,692
------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements

Note A - Significant Accounting Policies

Business activities and reportable segments: Paychex, Inc. and its wholly owned subsidiaries (the "Company") is a national provider of payroll, human resource, and employee benefits outsourcing solutions for small- to medium-sized businesses.

Paychex, Inc. operates within the continental United States of America and has two reportable segments: Payroll and Human Resource and Benefits.

Payroll segment: The Payroll segment is engaged in the preparation of payroll checks, internal accounting records, federal, state, and local payroll tax returns, and collection and remittance of payroll obligations for small- to medium-sized businesses. In connection with Taxpay, an automated tax payment and filing service, the Company collects payroll taxes from clients on payday, files the applicable tax returns, and pays taxes to the appropriate taxing authorities on the due dates. These collections from clients are typically paid between one and thirty days after receipt, with some items extending to ninety days. The Company handles all regulatory correspondence, amendments, and penalty and interest disputes and is subject to cash penalties imposed by tax authorities for late filings or underpayments of taxes.

In connection with Employee Pay Services, employers are offered the option of paying their employees by Direct Deposit, Access Card, a check drawn on a Paychex account, or a check drawn on the employer's account. For the first three methods, net payroll is collected from the client's account one day before payroll and provides payment to the employee on payday.

In addition to service fees paid by clients, the Company earns interest on Taxpay and Employee Pay Services funds that are collected before due dates and invested (funds held for clients) until remittance to the applicable tax authorities for Taxpay clients and employees of Employee Pay Services clients. The funds held for clients and related client deposit liability are included in the Consolidated Balance Sheets as current assets and current liabilities. The amount of funds held for clients and related client deposit liability varies significantly during the year.

Human Resource and Benefits segment: The Human Resource and Benefits segment provides small- to medium-sized businesses with 401(k) Plan Recordkeeping, Workers' Compensation Insurance Administration, Section 125 Plan Administration, Group Benefits, State Unemployment Insurance, and Employee Management Services. The Company's Paychex Administrative Services (PAS) product provides a combined package of payroll, employer compliance, employee benefit administration, and risk management outsourcing services designed to make it easier for small businesses to manage their payroll and related benefit costs. The Company also operates a Professional Employer Organization (PEO), which provides the same combined package of services as the PAS product, but as a co-employer of the client's employees.

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

Funds held for clients and corporate investments: Marketable securities included in funds held for clients and corporate investments consist primarily of debt securities classified as available-for-sale and are recorded at fair value obtained from an independent pricing service. Funds held for clients also include cash, money market securities, and short-term investments. Unrealized gains and losses, net of applicable income taxes, are reported as accumulated other comprehensive income in the Consolidated Statements of Stockholders' Equity. Realized gains and losses on the sale of securities are determined by specific identification of each security's cost basis. Realized gains and losses from funds held for clients are included in interest on funds held for clients, and realized gains and losses from corporate investments are included in investment income on the Consolidated Statements of Income.

Concentrations: Substantially all of the Company's deposited cash is maintained at two, large, creditworthy financial institutions. These deposits may exceed the amount of any insurance provided. All of the Company's deliverable securities are held in custody with one of the two aforementioned financial institutions, for which that institution bears the risk of custodial loss. Non-deliverable securities, primarily time deposits and money market securities, are restricted to creditworthy broker-dealers and financial institutions.

Property and equipment - net: Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is based on the estimated useful lives of property and equipment using the straight-line method. The typical estimated useful lives of depreciable assets are 35 years for buildings and 2 to 15 years for all others.

Goodwill and intangible assets - net: Goodwill and intangible assets result from business acquisitions and client acquisitions and are reported net of accumulated amortization in the Consolidated Balance Sheets. Goodwill and intangible assets are amortized over periods ranging from 5 to 10 years using either straight-line or accelerated methods. The Company regularly reviews and assesses the recoverability of such assets.

Revenue recognition: Service revenues are recognized in the period services are rendered and earned. PEO revenues are included in Human Resource and Benefits service revenues and are reported net of direct costs billed and incurred, which include wages, taxes, benefit premiums, and claims of PEO worksite employees. Direct costs billed and incurred were $865,716,000, $731,266,000, and $578,132,000 for fiscal 2001, 2000, and 1999, respectively.

Interest on funds held for clients is earned on Taxpay and Employee Pay Services funds that are collected by the Company before due dates and invested (funds held for clients) until remittance to the applicable tax authorities for Taxpay clients and employees of Employee Pay Services clients. The interest earned on these funds is included in total revenues on the Consolidated Statements of Income as the collection, holding, and remittance of these funds is a critical component of providing these particular product services. Interest on funds held for clients also includes net realized gains and losses from the sale of available-for-sale securities.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." This SAB formalizes the SEC's position on application of revenue recognition rules. The Company adopted SAB No. 101 in the fourth quarter of fiscal 2001 and there was no significant impact to the consolidated results of operations or financial position.

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

Stock-based compensation costs: Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation," establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by the SFAS, the Company accounts for such arrangements under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recognized for stock option grants because the exercise price of the stock options equals the market price of the underlying stock on the date of grant.

Stock splits effected in the form of stock dividends: The Company declared three-for-two stock splits in the form of 50% stock dividends on outstanding shares payable to shareholders of record as of May 12, 2000 and May 13, 1999, with respective distribution dates of May 22, 2000 and May 21, 1999. Basic and diluted earnings per share, cash dividends per common share, weighted-average shares outstanding, weighted-average shares assuming dilution, and all applicable footnotes have been adjusted to reflect the aforementioned stock splits.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from those estimated.

New accounting standard: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement was most recently amended in June 2000 by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133." The statements are collectively referred to as SFAS 133. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities and is effective for fiscal years beginning after June 15, 2000. The Company will adopt the provisions of SFAS No. 133 in the first quarter of fiscal 2002. The Company currently does not utilize derivative financial instruments and does not expect that adoption of SFAS No. 133 will have any significant effect on its consolidated results of operations or financial position.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications had no effect on reported consolidated earnings.

Note B - Segment Financial Information

The Company operates in two reportable business segments - Payroll and Human Resource and Benefits. Refer to Note A for a description of these segments. The Company reports segment financial information consistent with the presentation made to the Company's management for decision-making purposes and resource allocation. The Company evaluates segment performance based on operating income, utilizing the Company's accounting policies described in the summary of significant accounting policies. There are no intersegment sales. The Company's Corporate function and expenses are comprised of the Information Technology, Organizational Development, Finance, Marketing, and Senior Management organizations. Financial information for each segment is as follows:

-----------------------------------------------------------------------------------------------------------------------
In thousands

Year ended May 31,                                                             2001             2000             1999
-----------------------------------------------------------------------------------------------------------------------
Revenues:
  Payroll service revenue                                                $  688,650       $  594,445        $  492,914
  Interest on funds held for clients                                         83,336           58,800            52,335
                                                                 ------------------------------------------------------
     Total Payroll segment revenues                                         771,986          653,245           545,249
  Human Resource and Benefits service revenue                                97,871           74,874            52,047
                                                                 ------------------------------------------------------
  Total revenues                                                         $  869,857       $  728,119        $  597,296
-----------------------------------------------------------------------------------------------------------------------
Operating income:
  Payroll                                                                $  366,498       $  303,360        $  237,236
  Human Resource and Benefits                                                37,890           23,395            11,072
                                                                 ------------------------------------------------------
  Segment operating income                                                  404,388          326,755           248,308
  Corporate expenses                                                         67,686           67,862            60,746
                                                                 ------------------------------------------------------
  Total operating income                                                    336,702          258,893           187,562
Investment income                                                            27,279           16,479            12,581
                                                                 ------------------------------------------------------
Income before income taxes                                               $  363,981       $  275,372        $  200,143
-----------------------------------------------------------------------------------------------------------------------
Purchases of long-lived assets:
  Payroll                                                                $   26,513       $   18,367        $   13,597
  Human Resource and Benefits                                                 3,650            1,184               539
  Corporate                                                                  23,377           21,567            11,570
                                                                 ------------------------------------------------------
  Total purchases of long-lived assets                                   $   53,540       $   41,118        $   25,706
-----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization expense:
  Payroll                                                                $   23,123       $   22,177        $   20,050
  Human Resource and Benefits                                                 1,405            1,115             1,070
  Corporate                                                                  14,611           13,192            11,791
                                                                 ------------------------------------------------------
  Total depreciation and amortization expense                            $   39,139       $   36,484        $   32,911
-----------------------------------------------------------------------------------------------------------------------
Identifiable assets:                                                                        May 31,
                                                                 ------------------------------------------------------
  Payroll                                                                $2,166,836       $1,889,554        $1,463,606
  Human Resource and Benefits                                                65,987           57,822            32,144
  Corporate                                                                 674,373          508,201           377,351
                                                                 ------------------------------------------------------
  Total identifiable assets                                              $2,907,196       $2,455,577        $1,873,101
-----------------------------------------------------------------------------------------------------------------------

Note C - Basic and Diluted Earnings Per Share

Basic and diluted earnings per share were calculated as follows:

--------------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts

Year ended May 31,                                                             2001           2000            1999
--------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
  Net income                                                             $  254,869     $  190,007      $  139,099
                                                               -----------------------------------------------------
  Weighted-average common shares outstanding                                372,777        370,603         368,282
                                                               -----------------------------------------------------
  Basic earnings per share                                               $      .68     $      .51      $      .38
                                                               -----------------------------------------------------
Diluted earnings per share:
  Net income                                                             $  254,869     $  190,007      $  139,099
                                                               -----------------------------------------------------
  Weighted-average common shares outstanding                                372,777        370,603         368,282
  Effect of dilutive stock options at average market price                    4,733          4,478           4,900
                                                               -----------------------------------------------------
  Weighted-average shares assuming dilution                                 377,510        375,081         373,182
                                                               -----------------------------------------------------
  Diluted earnings per share                                             $      .68     $      .51      $      .37
--------------------------------------------------------------------------------------------------------------------

For the years ended May 31, 2001, 2000, and 1999, weighted-average options to purchase shares of common stock in the amount of 328,000, 495,000, and 149,000, respectively, were not included in the computation of diluted earnings per share. These options had an exercise price that was greater than the average market price of the common shares for the period, and, therefore, the effect would have been anti-dilutive.


Note D - Corporate Investments and Funds Held For Clients

Corporate investments and funds held for clients at May 31, 2001 and 2000 are as follows:

-------------------------------------------------------------------------------------------------------------------
In thousands
                                                              2001                               2000
                                            -----------------------------------------------------------------------
Type of issue:                                          Cost        Fair value            Cost         Fair value
                                            -----------------------------------------------------------------------
Money market securities and other
 cash equivalents                                 $1,266,698        $1,266,698      $1,202,664         $1,202,664
Available-for-sale securities:
   General obligation municipal bonds                582,249           590,806         405,214            399,190
   Pre-refunded municipal bonds                      293,109           298,058         301,271            298,706
   Revenue municipal bonds                           443,667           450,635         291,157            286,294
   Other securities                                       20                64              20                 92
                                            -----------------------------------------------------------------------
 Total available-for-sale securities               1,319,045         1,339,563         997,662            984,282
 Other                                                 3,099             3,001           1,802              2,379
                                            -----------------------------------------------------------------------
 Total corporate investments
  and funds held for clients                      $2,588,842        $2,609,262      $2,202,128         $2,189,325
-------------------------------------------------------------------------------------------------------------------
Classification of investments on
 Consolidated Balance Sheets:
  Corporate investments                           $  557,277        $  568,217      $  416,988         $  412,357
  Funds held for clients                           2,031,565         2,041,045       1,785,140          1,776,968
                                            -----------------------------------------------------------------------
  Total corporate investments and
   funds held for clients                         $2,588,842        $2,609,262      $2,202,128         $2,189,325
-------------------------------------------------------------------------------------------------------------------

The Company is exposed to credit risk from the possible inability of the borrowers to meet the terms of their bonds. In addition, the Company is exposed to interest rate risk as rate volatility will cause fluctuations in the market value of held investments and the earnings potential of future investments. The Company attempts to limit these risks by investing primarily in AAA and AA rated securities and A-1 rated short-term securities, limiting amounts that can be invested in any single instrument, and by investing in short- to intermediate-term instruments whose market value is less sensitive to interest rate changes. At May 31, 2001, approximately 98% of the available-for-sale bond securities held an AA rating or better, and all short-term securities classified as cash equivalents held an A-1 or equivalent rating. The Company does not utilize derivative financial instruments to manage interest rate risk.

Cost, gross unrealized gains and losses, and the fair value of the available-for-sale securities are as follows:

-------------------------------------------------------------------------------------------------------------------
In thousands                                                             Gross            Gross
                                                                    unrealized       unrealized
May 31,                                                 Cost             gains           losses        Fair value
-------------------------------------------------------------------------------------------------------------------
2001                                              $1,319,045         $  20,771        $     253        $1,339,563
                                            -----------------------------------------------------------------------
2000                                              $  997,662         $     401        $  13,781        $  984,282
-------------------------------------------------------------------------------------------------------------------

Gross realized gains and losses are as follows:

-------------------------------------------------------------------------------------------------------------------
In thousands

Year ended May 31,                                                        2001             2000              1999
-------------------------------------------------------------------------------------------------------------------
Gross realized gains                                                 $   8,157        $     590        $    3,129
Gross realized losses                                                $     734        $   4,318        $      263
-------------------------------------------------------------------------------------------------------------------

The cost and fair value of available-for-sale securities at May 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

-------------------------------------------------------------------------------------------------------------------
In thousands

May 31, 2001                                                                               Cost        Fair value
-------------------------------------------------------------------------------------------------------------------
Maturity date:
  Due in one year or less                                                            $  165,753        $  166,797
  Due after one year through three years                                                528,282           536,873
  Due after three years through five years                                              410,691           418,461
  Due after five years                                                                  214,319           217,432
                                                                               ------------------------------------

  Total available-for-sale securities                                                $1,319,045        $1,339,563
-------------------------------------------------------------------------------------------------------------------

Note E - Property and Equipment - Net

The components of property and equipment - net are as follows:

------------------------------------------------------------------------------------------------------------------
In thousands

May 31,                                                                                    2001              2000
------------------------------------------------------------------------------------------------------------------
Land and improvements                                                                 $   2,919         $   2,919
Buildings and improvements                                                               36,923            30,195
Data processing equipment and software                                                  106,359            84,490
Furniture, fixtures, and equipment                                                       75,243            64,729
Leasehold improvements                                                                   12,545            10,536
                                                                               -----------------------------------
                                                                                        233,989           192,869

Less: accumulated depreciation and amortization                                         137,911           117,494
                                                                               -----------------------------------
Property and equipment - net                                                          $  96,078         $  75,375
------------------------------------------------------------------------------------------------------------------

Depreciation expense was $24,406,000, $22,442,000, and $20,853,000 for fiscal years 2001, 2000, and 1999, respectively.


Note F - Goodwill and Intangible Assets - Net

The components of goodwill and intangible assets - net are as follows:

------------------------------------------------------------------------------------------------------------------
In thousands

May 31,                                                                                    2001              2000
------------------------------------------------------------------------------------------------------------------
Goodwill                                                                              $   3,955         $   3,955
Less:  accumulated amortization                                                           2,300             1,918
                                                                               -----------------------------------
Goodwill - net                                                                        $   1,655         $   2,037
                                                                               -----------------------------------
Intangible assets:
Client acquisitions                                                                   $  12,809         $   6,748
Less:  accumulated amortization                                                           4,852             3,201
                                                                               -----------------------------------
Client acquisitions - net                                                             $   7,957         $   3,547
                                                                               -----------------------------------
Goodwill and intangible assets - net                                                  $   9,612         $   5,584
------------------------------------------------------------------------------------------------------------------

Goodwill amortization expense was $382,000, $382,000, and $402,000 for fiscal years 2001, 2000, and 1999, respectively. Amortization expense for client acquisitions was $1,651,000, $1,079,000, and $842,000 for fiscal years 2001,
2000, and 1999, respectively.

Note G - Stock Option Plans

The Company reserved 7,814,250 shares to be granted to employees in the form of non-qualified and incentive stock options under the 1998 Stock Incentive Plan, with 4,386,000 shares available for future grants at May 31, 2001. The 1995, 1992, and 1987 Stock Incentive Plans expired in August 1998, 1995, and 1992, respectively; however, options to purchase 5,850,000 shares under these plans remained outstanding at May 31, 2001.

The exercise price for the shares subject to options of the Company's common stock is equal to the fair market value on the date of the grant. All stock option grants have a contractual life of ten years from the date of the grant. Non-qualified stock option grants vest at 33.3% after two years of service from the date of the grant, with annual vesting at 33.3% thereafter.

In November 1996, the Company granted options to purchase 3,157,000 shares in a broad-based incentive stock option grant, for which 50% vested on May 3, 1999, and 50% vested on May 1, 2001. At May 31, 2001, options to purchase 1,160,000 shares remained outstanding and exercisable at an exercise price of $11.53 per share. In July 1999, the Company granted options to purchase 1,381,000 shares in a second broad-based incentive stock option grant, for which 25% vested in July 2000 and an additional 25% will vest in each of the following three years. At May 31, 2001, options to purchase 943,000 shares remained outstanding at an exercise price of $21.46 per share. Subsequent to each of the broad-based grants, each April and October the Company granted options to newly hired employees that met certain criteria.

The following table summarizes stock option activity for the three years ended May 31, 2001:

------------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts                                   Shares subject          Weighted-average
                                                                             to options            exercise price
                                                             -----------------------------------------------------
Outstanding at May 31, 1998                                                      12,942                 $    7.08
  Granted                                                                         1,130                 $   19.59
  Exercised                                                                      (2,318)                $    2.59
  Forfeited                                                                        (882)                $   12.37
                                                             -----------------------------------------------------
Outstanding at May 31, 1999                                                      10,872                 $    8.91
  Granted                                                                         2,991                 $   22.82
  Exercised                                                                      (2,281)                $    5.16
  Forfeited                                                                        (875)                $   17.62
                                                             -----------------------------------------------------
Outstanding at May 31, 2000                                                      10,707                 $   12.88
  Granted                                                                           881                 $   43.35
  Exercised                                                                      (1,878)                $    8.10
  Forfeited                                                                        (547)                $   22.73
                                                             -----------------------------------------------------
Outstanding at May 31, 2001                                                       9,163                 $   16.21
                                                             -----------------------------------------------------
Exercisable at May 31, 1999                                                       5,429                 $    4.99
                                                             -----------------------------------------------------
Exercisable at May 31, 2000                                                       4,708                 $    6.59
                                                             -----------------------------------------------------
Exercisable at May 31, 2001                                                       5,202                 $    9.63
------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding and exercisable at May 31, 2001:

------------------------------------------------------------------------------------------------------------------
                                      Options outstanding                            Options exercisable
------------------------------------------------------------------------------------------------------------------
                                                                  Weighted-
                                               Weighted-            average                            Weighted-
Range of exercise      Shares subject            average          remaining    Shares subject            average
 prices per share          to options     exercise price        contractual        to options     exercise price
                       (in thousands)          per share      life in years    (in thousands)          per share
------------------------------------------------------------------------------------------------------------------
$ 1.08 - $10.28                 2,177             $ 4.26                3.2             2,177             $ 4.26
$10.29 - $20.55                 3,780             $13.08                5.9             2,708             $12.31
$20.56 - $30.83                 2,178             $21.57                8.0               273             $21.67
$30.84 - $41.10                   382             $34.84                9.2                44             $35.58
$41.11 - $51.38                   646             $45.74                9.2                --             $   --
                       --------------                                          --------------
                                9,163             $16.21                6.1             5,202             $ 9.63
------------------------------------------------------------------------------------------------------------------

In applying APB Opinion No. 25, no expense was recognized for stock options granted. SFAS No. 123 requires that a fair market value of all awards of stock-based compensation be determined using standard techniques and that pro forma net income and earnings per share be disclosed as if the resulting stock-based compensation amounts were recorded in the Consolidated Statements of Income. The table below depicts the effects of SFAS No. 123:

------------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts

Year ended May 31,                                                        2001             2000              1999
------------------------------------------------------------------------------------------------------------------
Pro forma net income                                                  $244,481         $180,849          $134,642
Pro forma basic earnings per share                                    $    .66         $    .49          $    .37
Pro forma diluted earnings per share                                  $    .65         $    .48          $    .36
------------------------------------------------------------------------------------------------------------------

For purposes of pro forma disclosures, the estimated fair value of the stock option is amortized to expense over the option's vesting period. The fair value of these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                             -----------------------------------------------------
Year ended May 31,                                                        2001             2000              1999
                                                             -----------------------------------------------------
Risk-free interest rate                                                   5.7%             5.7%              5.0%
Dividend yield                                                             .8%             1.1%               .8%
Volatility factor                                                          .33              .30               .40
Expected option term life in years                                         5.0              5.0               4.5
------------------------------------------------------------------------------------------------------------------

The weighted-average fair value of stock options granted for the years ended May 31, 2001, 2000, and 1999 were $15.55, $7.62, and $7.45 per share, respectively.

Note H - Income Taxes

The components of net deferred tax assets are as follows:

----------------------------------------------------------------------------------------------------------------
In thousands

May 31,                                                                                  2001              2000
----------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Compensation and employee benefit liabilities                                       $ 3,717           $ 3,500
  Allowance for bad debts                                                               1,307             1,250
  Other current liabilities                                                             4,247             5,227
  Unrealized losses on available-for-sale securities                                       --             4,805
  Other                                                                                 2,879             2,851
                                                                             -----------------------------------
  Gross deferred tax assets                                                            12,150            17,633
                                                                             -----------------------------------
Deferred tax liabilities:
  Revenue not subject to current taxes                                                  5,782             4,440
  Unrealized gains on available-for-sale securities                                     7,451                --
  Other                                                                                 2,552             1,160
                                                                             -----------------------------------
  Gross deferred tax liabilities                                                       15,785             5,600
                                                                             -----------------------------------
Net deferred tax asset/(liability)                                                    $(3,635)          $12,033
----------------------------------------------------------------------------------------------------------------


The components of the provision for income taxes are as follows:

----------------------------------------------------------------------------------------------------------------
In thousands

Year ended May 31,                                                        2001            2000             1999
----------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                             $ 91,297        $76,327           $51,224
  State                                                                 14,404         11,824            10,247
                                                             ---------------------------------------------------
  Total current                                                        105,701         88,151            61,471
                                                             ---------------------------------------------------
Deferred:
  Federal                                                                2,934         (2,398)             (131)
  State                                                                    477           (388)             (296)
                                                             ---------------------------------------------------
  Total deferred                                                         3,411         (2,786)             (427)
                                                             ---------------------------------------------------
Provision for income taxes                                            $109,112        $85,365           $61,044
----------------------------------------------------------------------------------------------------------------

A reconciliation of the U.S. federal statutory tax rate to the effective rates reported for income before taxes for the three years ending May 31, 2001 is as follows:

------------------------------------------------------------------------------------------------------------------
Year ended May 31,                                                        2001             2000              1999
                                                             -----------------------------------------------------
Federal statutory rate                                                   35.0%            35.0%             35.0%
Increase/(decrease) resulting from:
  State income taxes, net of federal benefit                              2.7              2.7               3.2
  Tax-exempt municipal bond interest                                     (7.8)            (7.8)             (7.7)
  Other items                                                              .1              1.1                 -
                                                             -----------------------------------------------------
Effective income tax rate                                                30.0%            31.0%             30.5%
------------------------------------------------------------------------------------------------------------------

Note I - Other Comprehensive Income

The following table sets forth the related tax effects allocated to unrealized gains and losses on available-for-sale securities, the only component of other comprehensive income:

------------------------------------------------------------------------------------------------------------------
In thousands

Year ended May 31,                                                       2001             2000              1999
------------------------------------------------------------------------------------------------------------------
Unrealized holding gains/(losses)                                    $ 41,321         $(21,599)          $ 1,979
Income tax (expense)/benefit related to unrealized
 holding (gains)/losses                                               (14,923)           7,806              (716)
Reclassification adjustment for the (gain)/loss
 on sale of securities realized in net income                          (7,423)           3,728            (2,866)
Income tax expense/(benefit) on reclassification
 adjustment for gain/(loss) on sale of securities                       2,667           (1,340)            1,028
                                                                     ---------------------------------------------
Other comprehensive income/(loss)                                    $ 21,642         $(11,405)          $  (575)
------------------------------------------------------------------------------------------------------------------


Note J - Supplemental Cash Flow Information

Income taxes paid: The Company paid state and federal income taxes of $71,734,000, $68,194,000, and $43,251,000 for the years ended May 31, 2001,
2000, and 1999, respectively.

Non-cash financing transactions: The Company recorded the tax benefit from the exercise of non-qualified stock options as a reduction of its income tax liability in the amount of $26,411,000, $19,440,000, and $16,250,000 for the years ended May 31, 2001, 2000, and 1999, respectively.


Note K - Commitments and Contingencies

Employee benefits: The Company's 401(k) Incentive Retirement Plan allows all employees to immediately participate in the salary deferral portion of the plan. Employees who have completed one year of service are eligible to receive a company matching contribution. The Company currently matches 50% of an employee's voluntary contribution, with a maximum of 3% of eligible compensation. Company contributions for the years ended May 31, 2001, 2000, and 1999 were $4,981,000, $4,235,000, and $3,525,000, respectively.

Lines of credit: The Company has two available, uncommitted, unsecured lines of credit from various banks totaling $140 million at market rates of interest. The Company also has an available, uncommitted, secured line of credit totaling $350 million at market rates of interest. No amounts were outstanding against these lines of credit at May 31, 2001 and 2000.

Contingencies: In the normal course of business and operations, the Company is subject to various claims and litigation. Management believes the resolution of these matters will not have a material effect on the financial position or results of operations of the Company.

Lease commitments: The Company leases office space and data processing equipment under terms of various operating leases, with most data processing equipment leases containing a purchase option at prices representing the fair value of the equipment at expiration of the lease term. Rent expense for the years ended May 31, 2001, 2000, and 1999 was $29,054,000, $25,400,000, and $23,038,000,
respectively. At May 31, 2001, future minimum lease payments under various noncancelable operating leases with terms of more than one year are $23,284,000 in fiscal 2002, $21,379,000 in fiscal 2003, $17,975,000 in fiscal 2004,
$13,251,000 in fiscal 2005, $10,580,000 in fiscal 2006, and $17,502,000 thereafter.


QUARTERLY FINANCIAL DATA (UNAUDITED)

In thousands, except per share amounts
-----------------------------------------------------------------------------------------------------------------
Fiscal 2001                                August 31,   November 30,   February 28,        May 31,          Year
                                     ----------------------------------------------------------------------------
Revenues:
  Payroll                                   $164,521       $167,133       $177,842       $179,154       $688,650
  Human Resource and Benefits                 21,949         23,612         25,509         26,801         97,871
                                     ----------------------------------------------------------------------------
  Total service revenues                     186,470        190,745        203,351        205,955        786,521
  Interest on funds held for clients          17,413         17,353         25,905         22,665         83,336
                                     ----------------------------------------------------------------------------
  Total revenues                            $203,883       $208,098       $229,256       $228,620       $869,857
                                     ----------------------------------------------------------------------------
Operating income                            $ 78,826       $ 83,425       $ 86,882       $ 87,569       $336,702
Investment income                              5,534          5,965          7,234          8,546         27,279
                                     ----------------------------------------------------------------------------
Income before income taxes                    84,360         89,390         94,116         96,115        363,981
Income taxes                                  25,730         27,264         27,764         28,354        109,112
                                     ----------------------------------------------------------------------------
Net income                                  $ 58,630       $ 62,126       $ 66,352       $ 67,761       $254,869
                                     ----------------------------------------------------------------------------
Basic earnings per share                    $    .16       $    .17       $    .18       $    .18       $    .68
Diluted earnings per share                  $    .16       $    .16       $    .18       $    .18       $    .68
Weighted-average common
 shares outstanding                          372,015        372,618        373,057        373,455        372,777
Weighted-average shares
 assuming dilution                           377,165        377,839        377,681        377,397        377,510
Cash dividends per common share             $    .06       $    .09       $    .09       $    .09       $    .33
Market value per share:
  High                                      $  46.88       $  61.25       $  58.63       $  42.85       $  61.25
  Low                                       $  35.00       $  40.50       $  36.75       $  30.61       $  30.61
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Fiscal 2000                                August 31,   November 30,   February 29,        May 31,          Year
                                     ----------------------------------------------------------------------------
Revenues:
  Payroll                                   $138,712       $142,866       $155,466       $157,401       $594,445
  Human Resource and Benefits                 15,473         17,459         20,362         21,580         74,874
                                     ----------------------------------------------------------------------------
  Total service revenues                     154,185        160,325        175,828        178,981        669,319
  Interest on funds held for clients          12,207         12,033         16,355         18,205         58,800
                                     ----------------------------------------------------------------------------
  Total revenues                            $166,392       $172,358       $192,183       $197,186       $728,119
                                     ----------------------------------------------------------------------------
Operating income                            $ 58,684       $ 62,508       $ 67,903       $ 69,798       $258,893
Investment income                              3,688          3,854          4,012          4,925         16,479
                                     ----------------------------------------------------------------------------
Income before income taxes                    62,372         66,362         71,915         74,723        275,372
Income taxes                                  19,335         20,572         22,294         23,164         85,365
                                     ----------------------------------------------------------------------------
Net income                                  $ 43,037       $ 45,790       $ 49,621       $ 51,559       $190,007
                                     ----------------------------------------------------------------------------
Basic earnings per share                    $    .12       $    .12       $    .13       $    .14       $    .51
Diluted earnings per share                  $    .12       $    .12       $    .13       $    .14       $    .51
Weighted-average common
 shares outstanding                          369,627        370,258        370,972        371,576        370,603
Weighted-average shares
 assuming dilution                           373,493        374,717        377,723        376,407        375,081
Cash dividends per common share             $    .04       $    .06       $    .06       $    .06       $    .22
Market value per share:
  High                                      $  22.13       $  28.42       $  34.13       $  36.88       $  36.88
  Low                                       $  16.58       $  19.17       $  24.67       $  29.54       $  16.58
---------------------------------------------------------------------------------------------------------------

Note: Each quarter is a discrete period and the sum of the four quarters' basic and diluted earnings per share amounts may not equal the full year amount. Per share amounts have been adjusted for three-for-two stock splits in May 2000 and May 1999.


QUARTERLY SEGMENT FINANCIAL DATA (UNAUDITED)

In thousands
-----------------------------------------------------------------------------------------------------------------
Fiscal 2001                               August 31,   November 30,   February 28,        May 31,           Year
                                    -----------------------------------------------------------------------------
Revenues:
  Payroll service revenue                  $164,521       $167,133       $177,842       $179,154        $688,650
  Interest on funds held for clients         17,413         17,353         25,905         22,665          83,336
                                    -----------------------------------------------------------------------------
  Total Payroll segment revenues            181,934        184,486        203,747        201,819         771,986
  Human Resource and Benefits
   service revenue                           21,949         23,612         25,509         26,801          97,871
                                    -----------------------------------------------------------------------------
  Total revenues                           $203,883       $208,098       $229,256       $228,620        $869,857
-----------------------------------------------------------------------------------------------------------------
Operating income:
  Payroll                                  $ 87,534       $ 90,328       $ 94,259       $ 94,377        $366,498
  Human Resource and Benefits                 8,394          9,199          9,349         10,948          37,890
                                    -----------------------------------------------------------------------------
  Segment operating income                   95,928         99,527        103,608        105,325         404,388
  Corporate expenses                         17,102         16,102         16,726         17,756          67,686
                                    -----------------------------------------------------------------------------
  Total operating income                     78,826         83,425         86,882         87,569         336,702
Investment income                             5,534          5,965          7,234          8,546          27,279
                                    -----------------------------------------------------------------------------
Income before income taxes                 $ 84,360       $ 89,390       $ 94,116       $ 96,115        $363,981
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Fiscal 2000                               August 31,   November 30,   February 29,        May 31,           Year
                                    -----------------------------------------------------------------------------
Revenues:
  Payroll service revenue                  $138,712       $142,866       $155,466       $157,401        $594,445
  Interest on funds held for clients         12,207         12,033         16,355         18,205          58,800
                                    -----------------------------------------------------------------------------
  Total Payroll segment revenues            150,919        154,899        171,821        175,606         653,245
  Human Resource and Benefits
   service revenue                           15,473         17,459         20,362         21,580          74,874
                                    -----------------------------------------------------------------------------
  Total revenues                           $166,392       $172,358       $192,183       $197,186        $728,119
-----------------------------------------------------------------------------------------------------------------
Operating income:
  Payroll                                  $ 72,184       $ 72,567       $ 77,683       $ 80,926        $303,360
  Human Resource and Benefits                 4,504          5,729          6,831          6,331          23,395
                                    -----------------------------------------------------------------------------
  Segment operating income                   76,688         78,296         84,514         87,257         326,755
  Corporate expenses                         18,004         15,788         16,611         17,459          67,862
                                    -----------------------------------------------------------------------------
  Total operating income                     58,684         62,508         67,903         69,798         258,893
Investment income                             3,688          3,854          4,012          4,925          16,479
                                    -----------------------------------------------------------------------------
Income before income taxes                 $ 62,372       $ 66,362       $ 71,915       $ 74,723        $275,372
-----------------------------------------------------------------------------------------------------------------


ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
In thousands, except per share amounts
-----------------------------------------------------------------------------------------------------------------------------------
Year ended May 31,                               2001           2000            1999           1998           1997         1996
-----------------------------------------------------------------------------------------------------------------------------------
Results of operations
---------------------
Revenues:
  Payroll                                   $  688,650     $  594,445      $  492,914     $  411,798     $  334,750     $282,452
  Human Resource and Benefits                   97,871         74,874          52,047         38,477         30,878       23,791
                                           ----------------------------------------------------------------------------------------
  Total service revenues                       786,521        669,319         544,961        450,275        365,628      306,243
  Interest on funds held for clients            83,336         58,800          52,335         43,429         34,105       27,065
                                           ----------------------------------------------------------------------------------------
  Total revenues                            $  869,857     $  728,119      $  597,296     $  493,704     $  399,733     $333,308
                                           ----------------------------------------------------------------------------------------

Operating income                            $  336,702     $  258,893      $  187,562     $  134,700     $   96,625     $ 69,922
% of total revenues                              38.7%          35.6%           31.4%          27.3%          24.2%        21.0%
Investment income                           $   27,279     $   16,479      $   12,581     $    9,473     $    7,031     $  5,467
Income before income taxes                  $  363,981     $  275,372      $  200,143     $  144,173     $  103,656     $ 75,389
% of total revenues                              41.8%          37.8%           33.5%          29.2%          25.9%        22.6%
Net income                                  $  254,869     $  190,007      $  139,099     $  102,219     $   75,150     $ 55,035
% of total revenues                              29.3%          26.1%           23.3%          20.7%          18.8%        16.5%
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                    $      .68     $      .51      $      .38     $      .28     $      .21     $    .15
Diluted earnings per share                  $      .68     $      .51      $      .37     $      .28     $      .20     $    .15
Weighted-average common shares outstanding     372,777        370,603         368,282        366,771        364,503      360,885
Weighted-average shares assuming dilution      377,510        375,081         373,182        370,829        368,454      364,926
Cash dividends per common share             $      .33     $      .22      $      .15     $      .10     $      .07     $    .05
-----------------------------------------------------------------------------------------------------------------------------------
Financial position
------------------
Working capital                             $  647,431     $  475,630      $  360,784     $  263,118     $  194,614     $138,639
Purchases of property and equipment         $   45,250     $   34,154      $   22,116     $   28,386     $   18,536     $ 17,806
Total assets                                $2,907,196     $2,455,577      $1,873,101     $1,549,787     $1,201,323     $831,585
Total debt                                  $       --     $       --      $       --     $       --     $       --     $     --
Stockholders' equity                        $  757,842     $  563,432      $  435,800     $  329,607     $  251,542     $191,072
Return on stockholders' equity                   37.9%          37.8%           35.9%          36.0%          33.9%        32.3%
-----------------------------------------------------------------------------------------------------------------------------------

Note: Per share and weighted-average share amounts have been adjusted for three-for-two stock splits in May 2000, May 1999, May 1998, May 1997, May 1996, May 1995, August 1993, and May 1992.


-----------------------------------------------------------------------------------------------------------
Year ended May 31,                              1995          1994         1993         1992         1991
-----------------------------------------------------------------------------------------------------------
Results of operations
---------------------
Revenues:
  Payroll                                   $235,427      $203,612     $175,071     $151,138     $131,711
  Human Resource and Benefits                 18,020        11,290        7,700        5,253        3,289
                                           ----------------------------------------------------------------
  Total service revenues                     253,447       214,902      182,771      156,391      135,000
  Interest on funds held for clients          18,666        12,051        8,933        5,514        2,175
                                           ----------------------------------------------------------------
  Total revenues                            $272,113      $226,953     $191,704     $161,905     $137,175
                                           ----------------------------------------------------------------

Operating income                            $ 52,264      $ 37,442     $ 26,934     $ 18,812     $ 13,267
% of total revenues                            19.2%         16.5%        14.0%        11.6%         9.7%
Investment income                           $  3,458      $  2,220     $  1,379     $    821     $    764
Income before income taxes                  $ 55,722      $ 39,662     $ 28,313     $ 19,633     $ 14,031
% of total revenues                            20.5%         17.5%        14.8%        12.1%        10.2%
Net income                                  $ 40,389      $ 28,746     $ 20,241     $ 13,788     $  9,606
% of total revenues                            14.8%         12.7%        10.6%         8.5%         7.0%
-----------------------------------------------------------------------------------------------------------
Basic earnings per share                    $    .11      $    .08     $    .06     $    .04     $    .03
Diluted earnings per share                  $    .11      $    .08     $    .06     $    .04     $    .03
Weighted-average common shares outstanding   356,016       354,972      353,505      351,057      349,464
Weighted-average shares assuming dilution    359,066       358,085      356,298      353,063      349,988
Cash dividends per common share             $    .03      $    .02     $    .01     $    .01     $    .01
-----------------------------------------------------------------------------------------------------------
Financial position
------------------
Working capital                             $100,009      $ 68,888     $ 46,776     $ 28,245     $ 19,230
Purchases of property and equipment         $ 12,535      $ 11,667     $  8,822     $ 13,580     $ 18,420
Total assets                                $647,366      $474,786     $322,214     $221,771     $133,342
Total debt                                  $    728      $    948     $  1,634     $  2,024     $  2,431
Stockholders' equity                        $141,976      $109,124     $ 85,365     $ 67,623     $ 54,512
Return on stockholders' equity                 32.2%         29.6%        26.5%        22.6%        18.9%
-----------------------------------------------------------------------------------------------------------

Board of Directors

B. Thomas Golisano, 59, a director since 1979, founded Paychex, Inc., in 1971 and is Chairman, President, and Chief Executive Officer of the Company. He serves on the Board of Trustees of the Rochester Institute of Technology and is a member of the Board of Directors of Iron Mountain Corporation and several privately held companies. He is former chairman of Greater Rochester Fights Back (a coalition to combat illegal drugs and alcohol abuse), has served as a member of the Board of Directors of numerous non-profit organizations, and is founder of the B. Thomas Golisano Foundation.

Steven D. Brooks, 50, a director since 1995, is a founding Managing Director of Broadview Capital Partners, a private equity firm focused on investments in the technology sector. From 1997 to 1999, he served as a Managing Director and head of technology mergers and acquisitions at Donaldson, Lufkin & Jenrette Securities Corporation. From 1996 to August 1997, he was a private investor and a consultant to technology companies. From 1994 to 1996, he served as Managing Director and head of Global Technology Investment Banking at Union Bank of Switzerland Securities LLC. He is a member of the Board of Directors of Pharsight Corporation, an enterprise software company serving the pharmaceutical industry, and VERITAS Software Corporation, a storage management software company, as well as several privately held companies.

G. Thomas Clark, 63, a director since 1980, retired as Senior Vice President of Finance, Secretary, and Treasurer of Paychex, Inc., in October 1996. He joined Paychex in 1979 after spending eighteen years in the commercial banking business. He is a member of the Board of Directors of Unity Health Systems, the Rochester School of the Holy Childhood, the Heritage Christian Home Foundation, and Harris Interactive, Inc. as well as several privately held companies. Mr. Clark is a Trustee of the B. Thomas Golisano Foundation.

David J. S. Flaschen, 45, a director since 1999, is currently a General Partner with OneLiberty Ventures. From 1997 to 1999, he was the President and Chief Executive Officer of Thomson Financial, an information services company focused on the financial industry. Previously, he served as Chairman and Chief Executive Officer of Donnelley Marketing, Inc., a consumer information services company. Prior to 1995, he was with Dun & Bradstreet for ten years as the President and Chief Operating Officer of A.C. Nielsen, North America, and held senior management positions at IMS and DataQuest. Mr. Flaschen is a member of the Board of Directors of Buyerzone.com and a member of the Board of Advisors of SI Ventures.

Phillip Horsley, 62, a director since 1982, is the founder and Managing Director of Horsley Bridge Partners, formed in 1983. Horsley Bridge manages private equity investments for institutional investors.

Grant M. Inman, 59, a director since 1983, is the founder and President of Inman Investment Management, a private venture capital investment company formed in 1998. Prior to 1998, he co-founded and was general partner of Inman & Bowman, a private venture capital partnership formed in 1985. He is a member of the Board of Directors of Lam Research Corporation, Wind River Systems, Inc., and several privately held companies. Mr. Inman is a trustee of the University of California, Berkeley Foundation and the University of Oregon Foundation.

Harry P. Messina, Jr., 69, a director since 1985, has been a partner for more than thirty-five years in the law firm of Woods Oviatt Gilman LLP. He serves on the Advisory Board of M & T Bank, the Board of Trustees of St. Joseph's Villa, and is a member of the Board of Directors of Rochester Management, Inc., as well as several privately held companies.

J. Robert Sebo, 65, a director since 1979, retired as Senior Vice President/Director of Eastern Operations of Paychex, Inc., in December 1994, where he also had many sales and operations positions within the Company. In 1974, he started his own Paychex franchise operation in Cleveland, Ohio. For fourteen years prior to that he held sales, marketing, and business management positions in the Cadillac Motor Car Division of General Motors Corporation.

Joseph M. Tucci, 53, a director since January 2000, is the President and Chief Executive Officer of EMC Corporation, a leading provider of intelligent enterprise information storage systems, software, networks, and services. From January 2000 to January 2001, he was President and Chief Operating Officer of EMC Corporation. Prior to joining EMC, Mr. Tucci served as Deputy Chief Executive Officer of Getronics NV, an information technology services company, from June 1999 through December 1999. From 1993 to June 1999, he served as Chairman and Chief Executive Officer of Wang Global, a leader in networked technology services and solutions, which was acquired by Getronics NV in June 1999. Mr. Tucci is a member of the Board of Directors of Telecom Italia S.p.A.


Officers


B. Thomas Golisano
Chairman, President, and Chief Executive Officer

Daniel Canzano
Vice President, Information Technology

William Kuchta
Vice President, Organizational Development

John Morphy
Vice President, Chief Financial Officer, and Secretary

Diane Rambo
Vice President, Human Resource Services

Walter Turek
Vice President, Sales


In Memoriam
EUGENE POLISSENI
[picture omitted]

     At Paychex, we have visionaries. We have financial professionals. We have technicians. We have salespeople. In Gene Polisseni, we had something special. Gene represented the heart and soul of Paychex. You could approach him about anything - and when you did, you would always find him smiling.
     Gene deserves credit for designing our management structure of separate sales and operations divisions. He became our first vice president of sales, creating many of the sales and management techniques we still use today. Gene formed our first centralized training schools for salespeople, and was our first director of human resources. He became director of marketing, and started our first telemarketing organization. Most recently, Gene oversaw the creation of our Human Resource Services division, and initiated many new products, including 401(k) recordkeeping, employee handbooks, cafeteria plans, workers' compensation insurance, our PEO, and Paychex Administrative Services. But with all of that said, Gene's most notable accomplishment was the many, many employees he recruited and brought into this organization - and then was instrumental in their development.
     We will remember Gene for his friendship and for his advice and counsel. His contributions to our company and, in particular, to the officer group were invaluable.

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of stockholders will be held Thursday, October 11, 2001, at 10:00 a.m. at the Rochester Riverside Convention Center, 123 East Main Street, Rochester, NY 14604.

Common Stock
The Company's common stock trades on The NASDAQ Stock Market(Service Mark) under the symbol PAYX.

Dividends
The Company has paid a cash dividend each quarter since 1988. Dividends are normally paid in February, May, August, and November. The level and continuation of future dividends is dependent on the Company's future earnings and cash flow.

Transfer Agent and Registrar
Please send inquiries, certificates for transfer, address changes, and dividend reinvestment and stock purchase requests to:
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
1-800-937-5449

Direct Reinvestment and Stock Purchase Plan
Stockholders can elect to have some or all of their dividends reinvested, and can make additional investments in common stock through American Stock Transfer & Trust Co.


Independent Auditors
Ernst & Young LLP
1400 Key Tower
50 Fountain Plaza
Buffalo, NY 14202

Financial Information
The Company's 2001 annual report on Form 10-K is filed with the Securities and Exchange Commission and is available without charge upon written request submitted to:
Paychex, Inc., c/o Secretary
911 Panorama Trail South
Rochester, NY 14625-0397

Investor Relations
Members of the financial community and the media should direct inquiries to John Morphy, Vice President, Chief Financial Officer, and Secretary.